Mindspeed Technologies®

Notice of Annual Meeting, Proxy Statement and
2008 Annual Report on Form 10-K

MINDSPEED
BUILD IT FIRST®

About Mindspeed Technologies®

Mindspeed Technologies, Inc. designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide area networks.

The company's three key product families include high-performance analog transmission and switching solutions, multiservice access products designed to support voice and data services across wireline and wireless networks and WAN communications solutions including T/E carrier physical-layer devices and link-layer devices, as well as ATM/MPLS network processors.

Mindspeed's products are used in a wide variety of network infrastructure equipment including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers and digital loop carrier equipment.

To learn more, visit us at *www.mindspeed.com.*

Forward-Looking Statements

This Annual Report contains statements relating to Mindspeed Technologies, Inc. that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include statements regarding the company's expectations, goals or intentions, including but not limited to, statements regarding market opportunities, market share, the successful integration of the Ethernet business we acquired last year, reduction in operating expenses, efficiencies and effectiveness and our ability to adapt to market opportunities and challenges. These forward-looking statements are based on management's current expectations, estimates, forecasts and projections about the company and are subject to risks and uncertainties that could cause actual results and events to differ materially from those stated in the forward-looking statements. These risks and uncertainties include, but are not limited to: future operating losses; cash requirements and terms and availability of financing; worldwide political and economic uncertainties, and specific conditions in the markets we address; fluctuations in the price of our common stock and our operating results; loss of or diminished demand from one or more key customers or distributors; our ability to attract and retain qualified personnel; constraints in the supply of wafers and other product components from our third-party manufacturers; doing business internationally; pricing pressures and other competitive factors; successful development and introduction of new products; our ability to successfully and cost effectively establish and manage operations in foreign jurisdictions; industry consolidation; order and shipment uncertainty; our ability to obtain design wins and develop revenues from them; lengthy sales cycles; the expense of and our ability to defend our intellectual property against infringement claims by others; product defects and bugs; and business acquisitions and investments. Risks and uncertainties that could cause the company's actual results to differ from those set forth in any forward-looking statement are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the company's Annual Report on Form 10-K for the year ended October 3, 2008, as well as similar disclosures in the company's subsequent SEC filings. Forward-looking statements contained in this Annual Report are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Dear Stockholder,

Fiscal year 2008 was a year of solid execution for Mindspeed. We delivered record full year revenues and four quarters of non-GAAP operating profitability and positive cash flow from operations. Including $12.0 million from sales of non-core patents in the fourth quarter, revenues for fiscal year 2008 were $160.7 million, up 26% year over year, with annual operating income of $9.7 million and cash generation of $17.2 million. We continued to prudently invest in select high-growth markets and to capitalize on our years of technology innovation. Our efforts resulted in revenues steadily increasing sequentially throughout fiscal year 2008, with quarterly operating expenses remaining relatively flat.

Our technology addresses key markets with growth potential. In particular, the convergence of IT, media, Internet and telecom continues to require ever-increasing multiples of bandwidth. During fiscal year 2008, our products were adopted by industry-leading OEMs and service providers throughout the world and we believe we are well positioned within multiple potential high-growth markets.

We continue to diversify our addressable markets and revenue sources. Fiscal year 2008 revenues represented a healthy balance of revenue contribution from our three primary areas of focus: multiservice access (MSA), high-performance analog (HPA) and wide area networking (WAN).

In fiscal year 2008, we were rewarded for the focused investment we made in the infrastructure markets we serve. We had record revenues from both carrier and enterprise MSA product lines, with total MSA revenues up more than 50%, to $55.8 million, when compared to fiscal year 2007 MSA revenues.

Fiscal year 2008 highlights in our HPA business included strong broadcast video chipset shipments throughout the year. Switching and signal conditioning and video revenues grew over fiscal year 2007, demonstrating the success of several years of strategic investments to broaden and deepen our market penetration. Total HPA revenues for fiscal year 2008 were up 12% over fiscal year 2007 to $41.9 million.

As expected, our WAN business, which consists primarily of legacy product families, decreased as a percentage of our total annual revenue mix. Despite the legacy aspect of our WAN business, fiscal year 2008 WAN revenues grew by 17% over fiscal year 2007 to $63.0 million. Fiscal year 2008 WAN revenues benefited from the successful integration of the Ethernet business assets we acquired last year, which contributed fiscal year 2008 revenues that nearly equaled the purchase price of the assets we acquired.

We have taken a number of steps to strengthen our balance sheet and meaningfully reduce operating expenses. During the fourth quarter of fiscal year 2008, we refinanced $15.0 million of our convertible notes, which extended the maturity date by nearly four years to August 2013. We also secured a $15.0 million line of credit to provide us with additional liquidity. Following the close of fiscal year 2008, we took advantage of market conditions to repurchase $20.5 million of the remaining $31.0 million of our November 2009 convertible notes at a discount of more than 15%. On the expense side, following the close of fiscal year 2008, we undertook a comprehensive review of our global organization and identified areas where we could increase efficiencies through streamlined operations. Based on this review, we undertook a reduction in our workforce, implemented stricter controls on discretionary spending and shifted some research and development resources to lower cost design centers.

Given the current global economic environment, it is more important than ever to maximize our flexibility to adapt to market opportunities and challenges that come before us. We are focused on continuing to be more efficient and effective, with the goal of driving stockholder value. While we are faced with uncertainty in near-term market conditions, we are encouraged by the opportunities we have in the markets we address.

Following this letter is our Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K, delivered in connection with our 2009 annual meeting, which contain financial and other information about fiscal year 2008.

On behalf of the entire Mindspeed team, I thank you for your continued support.



Raouf Y. Halim
Chief Executive Officer

MINDSPEED TECHNOLOGIES, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MARCH 10, 2009

To our Stockholders:

Our 2009 annual meeting of stockholders will be held on March 10, 2009, beginning at 2:00 p.m. Pacific Time, at our headquarters, located at 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660. At the meeting, the holders of our outstanding common stock will act on the following matters:

1. election of two directors, each for a term of three years;
2. ratification of the appointment of our independent registered public accounting firm for fiscal year 2009;
3. approval of an amended and restated 2003 long-term incentives plan, which, among other things, would increase the number of authorized shares from 3,860,000 to 6,675,000 and expand the performance conditions for performance-based compensation;
4. approval of an amended and restated directors stock plan, which, among other things, would increase the number of authorized shares from 288,000 to 468,000 and increase automatic grants of options and restricted stock units;
5. approval of a proposal granting the board of directors the authority to implement a stock option exchange program pursuant to which eligible employees (excluding named executive officers and directors) will be offered the opportunity to exchange their eligible options to purchase shares of common stock outstanding under our existing equity incentive plans for new stock options at an expected lower exercise price; and
6. such other business as may properly come before the meeting.

All holders of record of shares of our common stock (NASDAQ: MSPD) at the close of business on January 12, 2009, are entitled to vote at the meeting and any postponements or adjournments of the meeting. To ensure that your vote is recorded promptly, **please vote as soon as possible,** even if you plan to attend the meeting in person. We encourage you to vote via the Internet or by telephone. If you received a printed set of proxy materials, you also have the option of voting by completing, signing, dating and returning the proxy card that accompanied the printed materials. Submitting your vote via the Internet or by telephone or proxy card will not affect your right to vote in person if you decide to attend the annual meeting.

We are pleased to take advantage of new SEC rules that allow companies to furnish their proxy materials via the Internet. As a result, we are mailing to most of our stockholders a notice of Internet availability of proxy materials instead of a paper copy of this proxy statement and our 2008 annual report to stockholders. The notice of Internet availability of proxy materials contains instructions on how to access those documents via the Internet. The notice of Internet availability of proxy materials also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our 2008 annual report to stockholders and a form of proxy card or voting instruction card, as applicable. All stockholders who do not receive a notice of Internet availability of proxy materials will receive a paper copy of the proxy materials by mail. We believe that this new process will reduce the costs of printing and distributing our proxy materials and also provides other benefits.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on March 10, 2009. The proxy statement and our 2008 annual report to stockholders are available at *http://investors.mindspeed.com/proxy.*

IF YOU PLAN TO ATTEND:

Registration will begin at 1:00 p.m. Each stockholder will need to bring a proxy card, voting instruction card or notice of Internet availability of proxy materials and valid picture identification, such as a driver's license or passport, for admission to the meeting. Stockholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the meeting and all mobile phones must be silenced during the meeting. We realize that many mobile phones have built-in digital cameras, and while these phones may be brought into the meeting, the camera function may not be used at any time.

By Order of the Board of Directors,

BRET W. JOHNSEN
Senior Vice President, Chief Financial Officer and Treasurer

January 29, 2009
Newport Beach, California

TABLE OF CONTENTS

MINDSPEED TECHNOLOGIES, INC.

4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660

PROXY STATEMENT

This proxy statement contains information related to our annual meeting of stockholders to be held on Tuesday, March 10, 2009, beginning at 2:00 p.m. Pacific Time, at our headquarters, located at 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660, and at any postponements or adjournments of the meeting. Your proxy for the meeting is being solicited by the board of directors. This proxy statement will be available on the Internet, and the notice of Internet availability of proxy materials is first being mailed to stockholders beginning on or about January 29, 2009.

In accordance with the rules and regulations adopted by the SEC, we have elected to provide access to our proxy materials to our stockholders via the Internet. Accordingly, a notice of Internet availability of proxy materials has been mailed to the majority of our stockholders, while other stockholders have instead received paper copies of the proxy materials accessible via the Internet. Stockholders that received the notice of Internet availability of proxy materials have the ability to access the proxy materials at *www.proxyvote.com* or request that a printed set of the proxy materials be sent to them, by following the instructions set forth on the notice of Internet availability of proxy materials.

Please visit *www.proxyvote.com* for instructions on how to instruct us to send future proxy materials to you electronically by e-mail or in printed form by mail. You may also visit *www.mindspeed.com* to instruct us to send future proxy materials to you electronically by e-mail. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials or a link to a special website to access our proxy materials. Your election to receive proxy materials by e-mail or printed form by mail will remain in effect until you terminate it.

Choosing to receive future proxy materials by e-mail will allow us to provide you with the proxy materials you need in a timelier manner and will save us the cost of printing and mailing documents to you.

ABOUT THE MEETING AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the meeting notice provided with this proxy statement, including the election of directors, ratification of the appointment of our independent registered public accounting firm, an amendment to our 2003 long-term incentives plan, an amendment to our directors stock plan and a proposal to implement a stock option exchange program. In addition, management will report on the performance of our company and respond to questions from stockholders.

Who can attend the meeting?

Subject to space availability, all stockholders as of the close of business on January 12, 2009, the record date, or their duly appointed proxies, may attend the meeting. Registration will begin at 1:00 p.m. If you plan to attend the meeting, please note that you will need to bring your proxy card, voting instruction card or notice of Internet availability of proxy materials and valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the meeting and all mobile phones must be silenced during the meeting. We realize that many mobile phones have built-in digital cameras, and while these phones may be brought into the meeting, the camera function may not be used at any time.

Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on the record date for the meeting are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. There were 23,866,569 shares of our common stock outstanding on the record date.

What are the voting rights of the holders of the company's common stock?

Each share of our common stock outstanding on the record date will be entitled to one vote on each matter considered at the meeting.

What is a quorum?

A quorum is the minimum number of our shares of common stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the annual meeting, the presence, in person or by proxy, of the holders of at least 11,933,286 shares, which is a simple majority of the 23,866,569 shares outstanding as of the record date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

If you are a registered stockholder, you must deliver your vote via the Internet or by telephone or mail or attend the annual meeting in person and vote in order to be counted in the determination of a quorum. If you are a "street name" stockholder, your broker will vote your shares pursuant to your instructions, and such shares will count in the determination of a quorum. If you do not vote via the Internet, telephone or proxy card, or provide any instructions to your broker, your shares will still count for purposes of attaining a quorum and your broker will vote your shares in its discretion on proposals 1 and 2. If you are a member of a retirement savings plan or other similar plan, the trustee or administrator of the plan will vote according to your directions and the rules of the plan, which may result in your shares being counted in the determination of a quorum even if you do not provide voting directions.

How do I vote?

You may submit your proxy via the Internet or by telephone. If you received printed proxy materials, you also have the option of submitting your proxy by mail or attending the meeting and delivering the proxy card. The designated proxy will vote according to your instructions. You may also attend the meeting and personally vote by ballot. If you are a "street name" stockholder, in order to vote at the meeting, you will need to obtain a signed proxy from the broker or nominee that holds your shares, because the broker or nominee is the legal, registered owner of the shares. If you have the broker's proxy, you may vote by ballot or you may complete and deliver another proxy card in person at the meeting.

If you are a member of a retirement or savings plan or other similar plan, you may submit your vote via the Internet or by telephone. The trustee or administrator of the plan will vote according to your directions and the rules of the plan.

Can I vote via the Internet or by telephone?

You may submit your vote via the Internet or by telephone by following the instructions contained in the notice of Internet availability of proxy materials. If you received a printed set of proxy materials, you may submit your vote via the Internet or by telephone by following the instructions contained on the proxy card that accompanied the printed materials.

If you are a registered stockholder or you hold your shares in "street name," the deadline for submitting your vote by telephone or via the Internet is 11:59 p.m. Eastern Time on March 9, 2009. If you are a member of a retirement or savings plan or other similar plan, the deadline for submitting your voting directions by telephone or via the Internet is 11:59 p.m. Eastern Time on March 5, 2009.

Can I change or revoke my vote?

You may change your vote at any time before the proxy is exercised by re-submitting your vote via the Internet or by telephone.

If you are a registered stockholder, you may revoke your vote at any time before the proxy is exercised by filing with our secretary a written notice of revocation. At the meeting, you may revoke or change your vote by submitting a proxy to the inspector of elections or voting by ballot. Your attendance at the meeting will not by itself revoke your vote.

If your shares are held in "street name" or you are a member of a retirement or savings plan or other similar plan, please contact your broker, nominee, trustee or administrator to determine whether you will be able to revoke or change your vote.

What are the board's recommendations?

The board recommends that you vote:

- ***for*** election of the nominated slate of directors (see proposal 1);
- ***for*** ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2009 (see proposal 2);
- ***for*** approval of an amended and restated 2003 long-term incentives plan, which, among other things, would increase the number of authorized shares from 3,860,000 to 6,675,000 and expand the performance conditions for performance-based compensation (see proposal 3);
- ***for*** approval of an amended and restated directors stock plan, which, among other things, would increase the number of authorized shares from 288,000 to 468,000 and increase automatic grants of options and restricted stock units (see proposal 4); and
- ***for*** approval of a proposal granting the board the authority to implement a stock option exchange program pursuant to which eligible employees (excluding named executive officers and directors) will be offered the opportunity to exchange their eligible options to purchase shares of common stock outstanding under our existing equity incentive plans for new stock options at an expected lower exercise price (see proposal 5).

What vote is required to approve each proposal?

Election of Directors

Directors are elected by a plurality of votes cast. This means that the two directors receiving the most votes cast at the meeting will be elected to serve for the next three years. Only votes cast "for" are counted in determining whether a plurality has been cast in favor of a director. A properly executed proxy marked "withhold authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated. Abstentions and broker non-votes, while included for purposes of attaining a quorum, will have no effect on the vote on this proposal.

All Other Proposals

For each other proposal, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on each proposal will be required for approval. If you abstain with respect to a proposal, your shares will not be voted, although it will be counted for purposes of determining the total number of shares necessary for approval of such proposal. Accordingly, an abstention will have the effect of a negative vote.

Street Name Shares and Broker Non-Votes

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some proposals. "Broker non-votes" are shares as to which a broker or nominee does not vote, or has indicated that it does not have discretionary authority to vote. For this meeting, if you do not give specific instructions, your broker or nominee may cast your vote in its discretion for: proposal 1, the election of directors; and proposal 2, the ratification of the appointment of our independent registered public accounting firm. For proposal 1, abstentions and broker non-votes, while included for purposes of attaining a quorum, will have no effect on the vote. For proposal 2, "broker non-votes" will have the same effect as a vote against proposal 2. If you do not give specific instructions, your broker or nominee is not permitted to cast your vote in its discretion for: proposal 3, the approval of an amended and restated 2003 long-term incentives plan; proposal 4, the approval of an amended and restated directors stock plan; or proposal 5, the approval of the stock option exchange program, and such "broker non-vote" will not be counted in determining the total number of shares necessary for approval of such proposals and will therefore have no effect on these three proposals.

Why did I receive a notice of Internet availability of proxy materials instead of a full set of the proxy materials?

We are pleased to take advantage of new SEC rules that allow companies to furnish their proxy materials via the Internet. Accordingly, we sent to the majority of our stockholders a notice of Internet availability of proxy materials regarding Internet availability of the proxy materials for this year's annual meeting of stockholders. Other stockholders were instead sent paper copies of the proxy materials accessible via the Internet. Instructions on how to access the proxy materials via the Internet or to request a paper copy can be found in the notice of Internet availability of proxy materials. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis by submitting a request to us at *www.proxyvote.com.* You may also visit *www.mindspeed.com* to instruct us to send future proxy materials to you electronically by e-mail. A stockholder's election to receive proxy materials by mail or e-mail will remain in effect until the stockholder terminates it.

Why didn't I receive a notice of Internet availability of proxy materials?

We are providing certain stockholders, including stockholders who have previously requested to receive paper copies of proxy materials, with paper copies of the proxy materials instead of, or in addition to, a notice of Internet availability of proxy materials. If you would like to assist us in reducing the cost of distributing our proxy materials in the future, you can consent to receiving future proxy materials and other stockholder communications electronically via e-mail or the Internet. To sign up for electronic delivery, please visit *www.mindspeed.com* to submit your request.

Can I vote my shares by filling out and returning the notice of Internet availability of proxy materials?

No. The notice of Internet availability of proxy materials does, however, provide instructions on how to vote your shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

How many shares of the company's common stock do the directors, executive officers and certain beneficial owners own?

To our knowledge, the following table sets forth information regarding the beneficial ownership of the 23,868,160 shares of our common stock outstanding on November 30, 2008, by each person who is known to us, based upon filings with the SEC or other information, to beneficially own more than 5% of our common stock, each of our directors, each executive officer named in the "Summary Compensation Table" below and all current directors and executive officers as a group. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment power with respect to the stock listed. The shares listed in the table below and the footnotes to the table are adjusted to reflect our June 30, 2008, one-for-five reverse stock split.

Name	Common Stock(1) Shares	Common Stock(1) Percent of Class
5% Stockholders		
AQR Capital Management, LLC(2) Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830	1,385,281	5.49%
Conexant Systems, Inc.(3) 4000 MacArthur Blvd., West Tower Newport Beach, CA 92660	6,000,000	20.09%
Polar Securities Inc.(4) 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada	2,414,097	10.11%
Directors		
Dwight W. Decker(5)	261,417	1.08%
Raouf Y. Halim(5)	437,570	1.81%
Michael T. Hayashi(5)	17,600	*
Ming Louie(5)	26,000	*
Thomas A. Madden(5)	26,000	*
Jerre L. Stead(5)	46,261	*
Named Executive Officers		
Bret W. Johnsen	62,157	*
Preetinder S. Virk(5)	56,878	*
Gerald J. Hamilton(5)(6)	60,550	*
Thomas J. Medrek(5)	153,709	*
Simon Biddiscombe	—	—
Raymond D. Cook(5)	24,478	*
All current directors and executive officers as a group (16 persons)(5)	1,330,546	5.37%

* Represents less than 1% of our outstanding common stock

(1) Unless otherwise indicated, each person's address is c/o Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660. If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of November 30, 2008, we treat the common stock underlying those securities as owned by that stockholder, and as outstanding shares when we calculate that stockholder's percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder.

(2) Represents shares of our common stock issuable upon conversion of our convertible notes. Pursuant to a Schedule 13G/A filed on April 14, 2008, each of AQR Capital Management, LLC and AQR Absolute Return

Master Account L.P. has identified itself as having shared power to vote or direct the vote of the reported number of shares.

(3) In connection with the spin-off of our company from Conexant Systems, Inc. in June 2003 and the distribution of our common stock by Conexant to its stockholders, we issued Conexant a warrant to purchase 6 million shares of common stock at a price of $17.04 per share (subject to adjustment in certain circumstances), exercisable through June 27, 2013. The warrants may not be exercised to the extent that such exercise would result in the holder of the warrants owning at any one time more than 10% of our outstanding common stock.

(4) This information is based on a Schedule 13G/A filed on October 14, 2008, by Polar Securities, Inc., Altairis Offshore and Altairis Offshore Levered. Polar Securities, Inc. shares voting and dispositive power over 2,414,097 shares and is the investment manager for Altairis Offshore and Altairis Levered. Altairis Offshore and Altairis Levered share voting and dispositive power over 788,308 shares and 1,625,789 shares, respectively.

(5) Includes shares that could be purchased by the exercise of options on November 30, 2008, or within 60 days thereafter, as follows: 240,902 for Mr. Decker; 369,835 for Mr. Halim; 9,000 for Mr. Hayashi; 18,000 for Mr. Louie; 18,000 for Mr. Madden; 33,729 for Mr. Stead; 26,161 for Mr. Virk; 34,165 for Mr. Hamilton; 111,525 for Mr. Medrek; 14,838 for Mr. Cook and 920,926 for all of the current directors and executive officers as a group.

(6) Includes shares in which the individual has shared investment power due to marital dissolution proceedings.

BOARD OF DIRECTORS

Election of Directors

How is the board made up?

Our certificate of incorporation provides for a board consisting of three classes of directors with overlapping three-year terms. One class of directors is elected each year with a term extending to the third succeeding annual meeting after election. Our certificate of incorporation also provides that each of the three classes be as nearly equal in number as the then total number of directors permits.

How are vacancies filled?

Our certificate of incorporation provides that any newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office. The bylaws permit any of our directors to resign at any time. Our guidelines of corporate governance provide that any director whose personal circumstances or job responsibilities change meaningfully should offer to not stand for reelection as a director.

Which directors are up for election?

The two directors in Class III, Messrs. Decker and Halim, are up for election at the 2009 annual meeting to serve for a term expiring at the 2012 annual meeting.

What are their backgrounds?

Mr. Decker, 58, has been a director of our company since January 2002 and non-executive chairman of the board since June 2003. Mr. Decker is the retired chairman and chief executive officer of Conexant Systems, Inc. (semiconductors — communications), having served as chief executive officer from January 1999 to February 2004 and again from November 2004 to July 2007, and as chairman from January 1999 to July 2008. Mr. Decker continues as a member of the board of directors of Conexant and is also a member of the boards of Newport Media, Inc. (semiconductors — broadcast media), BCD Semiconductor (semiconductors — analog) and Pacific Mutual Holding Company (life insurance products). He also serves as a director or member of numerous professional and civic organizations.

Mr. Halim, 48, has been a director of our company since January 2002 and our chief executive officer since June 2003. He was senior vice president and chief executive officer of the Internet infrastructure business of Conexant from February 2002 to June 2003 and senior vice president and general manager, network access division, of Conexant from January 1999 to February 2002.

Who are the remaining directors?

Class I Directors* — continuing directors with terms expiring at the 2010 annual meeting

Mr. Stead, 66, has been a director of our company since June 2003. He has been executive chairman of the board of IHS, Inc. (software) since December 2000 and has been chief executive officer of IHS since September 2006. Prior to that, he was chairman of the board and chief executive officer of Ingram Micro Inc. (computer technology services) from August 1996 to May 2000. Mr. Stead is a director of Brightpoint, Inc. (cell phone service supplier) and Conexant. He is also chairman of the board of the Center of Ethics and Values at Garret Seminary on the Northwestern University campus.

---

* Donald H. Gips, who previously served as a Class I director, resigned from the board effective January 15, 2009.

Class II Directors — continuing directors with terms expiring at the 2011 annual meeting

Mr. Hayashi, 43, has been a director of our company since August 2005. Mr. Hayashi has been the executive vice president, advanced engineering and technologies, of Time Warner Cable, Inc. (cable television) since January 2008. He had previously served as the senior vice president, advanced engineering and technologies of Time Warner from May 2002 to January 2008, and as the vice president, advanced technologies, of Time Warner from July 1993 to May 2002.

Mr. Louie, 62, has been a director of our company since June 2003. Mr. Louie co-founded and has served as the managing director and a director of Mobile Radius, Inc. (mobile Internet data services) since March 2002. Mr. Louie served as the China President of the GSM Association (global trade association — wireless technology) from October 2003 to May 2005. He also has been the managing director of Dynasty Capital Services LLC (consulting) since January 2002. Mr. Louie served as president, Qualcomm Greater China (wireless communications) from May 2000 to October 2001 and as vice president, business development of Globalstar Communications Limited (satellite telecommunications) from January 1989 to May 2000. Since December 2007, Mr. Louie has been a member of the board of directors of Pacific Online (Internet hosting services), a publicly-traded company listed on the Hong Kong Stock Exchange.

Mr. Madden, 55, has been a director of our company since June 2003. He was the executive vice president and chief financial officer of Ingram Micro from July 2001 through April 2005. He served as senior vice president and chief financial officer of ArvinMeritor, Inc. (automotive components) from October 1997 to July 2001. He currently serves as a director of FreightCar America, Inc. (manufacturing and rebuilding — railroad freight cars), Champion Enterprises, Inc. (manufacturing — factory built houses) and Intcomex, Inc. (computer part distribution).

Board Governance Matters

Who is the chairman of the board?

Mr. Decker has served as chairman of the board since June 2003.

How often did the board meet during fiscal year 2008?

The board met six times during fiscal year 2008. Each director is expected to attend each meeting of the board and of those committees on which he serves. All of our directors attended at least 75% of all applicable board and committee meetings during fiscal year 2008, except for Mr. Stead. We usually schedule meetings of the board on the same day as our annual meetings, and when this schedule is followed, it is the policy of the board that directors are expected to attend our annual meetings. All directors attended the annual meeting of stockholders in April 2008.

How does the board determine which directors are considered independent?

Each year prior to the annual meeting, the board reviews and determines the independence of its directors. During this review, the board considers transactions and relationships between each director or any member of his or her immediate family and our company and its subsidiaries and affiliates. The board measures these transactions and relationships against the independence requirements of the SEC and The NASDAQ Stock Market, LLC. As a result of this review, the board affirmatively determined that the following continuing directors, Messrs. Decker, Hayashi, Louie, Madden and Stead, are "independent" in accordance with the applicable rules of the SEC and NASDAQ.

What is the role of the primary board committees?

The board has standing audit, governance and board composition and compensation and management development committees. The table below provides membership information as of the end of fiscal year 2008 and meeting information for each of the committees during fiscal year 2008.

Name	Audit	Governance and Board Composition	Compensation and Management Development
Dwight W. Decker		Chair	
Donald H. Gips		X	Chair
Michael T. Hayashi	X	X	X
Ming Louie	X	X	
Thomas A. Madden	Chair	X	X
Jerre L. Stead	X	X	X
Number of meetings during fiscal year 2008	8	4	7

Donald R. Beall retired from the board effective November 15, 2007. In January 2008, Mr. Gips was appointed to take Mr. Beall's place as the chairman of the compensation committee, and Mr. Decker was appointed to replace Mr. Stead as the chairman of the governance committee. Mr. Stead remained a member of the governance committee. In April 2008, Mr. Hayashi was appointed to replace Mr. Gips as a member of the audit committee.

Mr. Gips resigned from the board effective January 15, 2009 to serve as White House director of presidential personnel for the new United States Presidential Administration. Mr. Stead was appointed chairman of the compensation committee to replace Mr. Gips.

Audit Committee

The audit committee assists the board in overseeing our accounting and financial reporting processes and audits of our financial statements. It is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firms we engage. It reviews the independent registered public accounting firm's audit of the financial statements and its report thereof; our system of internal control over financial reporting and management's evaluation and the independent registered public accounting firm's audit thereof; the independent registered public accounting firm's annual management letter; various other accounting and auditing matters; and the independence of the auditing registered public accounting firm. The committee reviews and pre-approves all audit and non-audit services performed by our independent registered public accounting firm, other than as may be allowed by applicable law.

The audit committee also reviews and approves the appointment or change of our internal auditor. The committee reviews and approves any proposed related party transactions (unless such transactions are approved by another independent body of the board). It has established procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting and auditing matters. The committee meets with management to review any issues related to matters within the scope of its duties. The committee has the power to conduct or authorize investigations into any matter within its scope of responsibilities and may engage independent legal, accounting and other advisers as it determines necessary.

The charter of the committee is available on our website at *www.mindspeed.com*. The board has determined that all of the members of the committee are "independent" in accordance with Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, the applicable rules of NASDAQ and our board membership criteria. All of the committee members also meet the audit committee composition requirements of NASDAQ. The board has determined that Mr. Madden, the chairman of the audit committee, is qualified as an audit committee financial expert within the meaning of SEC regulations and that he has accounting and related financial management expertise within the meaning of the applicable rules of NASDAQ. Mr. Madden's experience is discussed above under the caption "Board of Directors — Election of Directors."

Governance and Board Composition Committee

The governance committee reviews with the board, on an annual basis or more frequently as needed, our corporate governance guidelines and the board's committee structure and membership. The committee annually establishes a framework for the evaluation of our chief executive officer. The committee recommends nominees for election at each annual meeting and nominees to fill any board vacancies. The committee recommended to the board Messrs. Decker and Halim for re-election at the 2009 annual meeting. When needed, the committee leads the search for qualified director candidates by defining the experiential background and qualifications for individual director searches and may engage third-party search firms to source potential candidates and coordinate the logistics of each search. The committee also has the power to engage outside advisors and counsel to assist the committee.

The committee prepares, not less frequently than every three years, and submits to the board, for adoption by the board, a list of selection criteria to be used by the committee. The committee will consider director candidates recommended by our stockholders pursuant to our procedures described below under the caption "Other Matters — Stockholder Proposals." The selection criteria for director candidates include the following:

- Each director should be an individual of the highest character and integrity, have experience at or demonstrated understanding of strategy/policy-setting and reputation for working constructively with others.
- Each director should have sufficient time available to devote to the affairs of our company in order to carry out the responsibilities of a director.
- Each director should be free of any conflict of interest which would interfere with the proper performance of the responsibilities of a director. This excludes from consideration officers of companies in direct or substantial competition with our company and major or potential major customers, suppliers or contractors.

The committee's charter is available on our website at *www.mindpseed.com*. The board has determined that all of the members of the committee are "independent" in accordance with applicable rules of NASDAQ and our board membership criteria.

Compensation and Management Development Committee

The compensation committee recommends to the board compensation and benefits for non-employee directors; reviews and approves, on an annual basis, the corporate goals and objectives with respect to compensation of our chief executive officer pursuant to the framework developed by the governance committee; determines salaries for all executive officers and reviews annually the salary plan for other executives in general management positions; reviews standard base pay, incentive compensation, deferred compensation and all equity-based plans and recommends changes in such plans as needed; reviews annually the performance of our chief executive officer and other senior executives; assists the board in developing and evaluating potential candidates for executive positions; oversees the development of executive succession plans; and reviews and discusses the Compensation Discussion and Analysis with management and gives its recommendation to the board on whether the Compensation Discussion and Analysis should be included in our proxy statement and annual report on Form 10-K.

The charter of the committee is available on our website at *www.mindspeed.com*. The board has determined that all of the members of the committee are "independent" in accordance with applicable rules of NASDAQ and our board membership criteria. The compensation committee has the authority to engage services of outside advisors, experts and others to assist the committee. Our human resources department supports the committee in its work and in some cases acts pursuant to delegated authority to fulfill various functions in administering our compensation programs. In addition, the committee reviews its charter at least annually, and recommends any proposed changes to the board for approval.

During the course of fiscal year 2008, management and the board engaged Semler Brossy Consulting Group, LLC to consult and assist in the determination of executive compensation. The engagement specifically called for an analysis of the competitiveness of our equity compensation practices, summaries of our stock plans and the level of overall compensation for our chief executive officer and our chief financial officer. The companies analyzed in this engagement were the companies listed as peer companies below under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Objectives of Compensation Programs and Compensation Program Design — Peer Group." The engagement covered information on equity practices, such as burn rates, overhang, forms of equity and allocation of equity awards between officers and non-officers. Semler Brossy also analyzed trends, including changes in equity participation eligibility and the mix of cash and equity in total compensation.

Stockholder Communications with Directors

Stockholders and other parties interested in communicating directly with any individual director, including the chairman, the board as a whole or the non-management directors as a group may do so by writing to Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660, Attention: Secretary. Our secretary reviews all such correspondence and regularly forwards to the board a summary of all such correspondence and copies of all correspondence that, in the opinion of the secretary, deals with the functions of the board, the board committees or other such correspondence that the secretary otherwise determines requires their attention. Directors may at any time review a log of all correspondence we receive that is addressed to members of the board and may request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of our internal audit department and handled in accordance with procedures established by the audit committee with respect to such matters.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee during fiscal year 2008 was a current or former officer or employee of our company. There are no compensation committee interlocks between our company and other entities involving our executive officers and board members who serve as executive officers or board members of such other entities. No member of the committee had any relationship requiring disclosure below under the caption "Certain Relationships and Related Transactions," except for Messrs. Decker and Stead, who serve as directors of Conexant.

EXECUTIVE OFFICERS

The table below sets forth certain information concerning our executive officers as of November 30, 2008.

Name	Age	Title
Raouf Y. Halim	48	Chief Executive Officer
Bret W. Johnsen	39	Senior Vice President, Chief Financial Officer and Treasurer
Najabat H. Bajwa	31	Senior Vice President and General Manager, Lightspeed Connectivity Solutions
Kurt F. Busch	38	Senior Vice President and General Manager, High-Performance Analog
Jing Cao	49	Senior Vice President, Operations
Ron Cates	51	Senior Vice President and General Manager, Wide Area Networking
Gerald J. Hamilton	55	Senior Vice President, Worldwide Sales
Anil S. Mankar	53	Senior Vice President, VLSI Engineering
Thomas J. Medrek	52	Senior Vice President and General Manager, Multiservice Access
Thomas O. Morton	54	Senior Vice President, Human Resources
Preetinder S. Virk	45	Senior Vice President and General Manager, Enterprise and Customer Premise Equipment

There are no family relationships among the individuals serving as our directors or executive officers. Set forth below are the name, office and position held with our company and principal occupations and employment during the past five years of each of our executive officers. Biographical information on Mr. Halim is discussed above under the caption "Board of Directors — Election of Directors."

Mr. Johnsen has been our senior vice president, chief financial officer and treasurer since July 2008. Prior to joining us, Mr. Johnsen served in a variety of finance and accounting positions with Broadcom Corporation (wired and wireless communication semiconductor and software products) from October 1999 through June 2008, including as vice president and corporate controller (principal accounting officer) from September 2007 through June 2008, senior director of finance, wireless connectivity group, from June 2007 through September 2007, senior director of finance and operations, worldwide manufacturing, from May 2005 through June 2007, director of finance, worldwide operations, from April 2003 through May 2005, as controller for various business groups within Broadcom from June 2000 through December 2003 and as corporate accounting manager from October 1999 through June 2000.

Mr. Bajwa has been our senior vice president and general manager, lightspeed connectivity solutions, since October 2007. Mr. Bajwa previously served as our vice president of marketing and applications engineering from October 2006 to October 2007, executive director of marketing from April 2006 to October 2006 and director of marketing from August 2003 to April 2006 for our optical communications IC product line. Prior to joining us, Mr. Bajwa was the director, navigation business, of Agilent Technologies, Inc. (electronic measurement devices and services) from November 2002 to August 2003.

Mr. Busch has been our senior vice president and general manager, high-performance analog, since October 2007. Mr. Busch previously served as our vice president of marketing and applications for our switching and signal conditioning product line from November 2006 to October 2007 and our executive director of business development from January 2006 to November 2006. Prior to joining us, Mr. Busch was a business development manager of Analog Devices, Inc. (signal processing solutions) from November 2003 to December 2005 and the vice president of marketing and president of the U.S. subsidiary of TeraCross Ltd. (semiconductor manufacturer) from November 2001 to November 2003.

Mr. Cao has been our senior vice president, operations, since March 2008. Prior to joining us, Mr. Cao was the vice president, operations, of HOYA Corporation USA, formerly Xponent Photonics, Inc. (optical network component manufacturer), from August 2006 to March 2008. Mr. Cao also served as the vice president, manufacturing and technology, from March 2006 to August 2006 and the director, assembly operations, from January 2001 to March 2006 of Vitesse Semiconductor Corporation (semiconductor communications design and development).

Mr. Cates has been our senior vice president and general manager, wide area networking, since May 2007. Prior to joining us, he was the vice president of North American sales and marketing of Metalink Ltd. (broadband communications) from October 2004 to May 2007. Mr. Cates also served as the vice president of marketing of Solarflare Communications, Inc. (vendor of ethernet products) from June 2003 to September 2004 and the vice president of sales and marketing of Peregrine Semiconductor Corp. (semiconductor manufacturer and designer) from September 2001 to June 2003.

Mr. Hamilton has been our senior vice president, worldwide sales, since July 2006. Mr. Hamilton previously served as our vice president of sales for the Asia Pacific region from June 2003 to July 2006. He served as the vice president of sales for the Asia Pacific region of Conexant from September 2001 to June 2003.

Mr. Mankar has been our senior vice president, VLSI engineering, since August 2008. Prior to joining us, Mr. Mankar provided consulting services to Conexant from May 2008 to August 2008, and was the senior vice president, worldwide core engineering, and chief development officer of Conexant from December 2006 to May 2008. He also served as vice president, VLSI hardware systems broadband media processing, and vice president, worldwide core engineering, of Conexant from January 2005 to December 2006. He was vice president, VLSI hardware systems personal computing division, of Conexant from September 1999 to December 2004, and vice president, core engineering, of Conexant from January 2004 to December 2004.

Mr. Medrek has been our senior vice president and general manager, multiservice access, since June 2004. Mr. Medrek previously served as our senior vice president and general manager, broadband internetworking systems, from June 2003 to June 2004. Mr. Medrek served as the vice president and general manager, broadband internetworking systems, of Conexant from February 2001 to June 2003 and the vice president of marketing, broadband internetworking systems, of Conexant from March 2000 to February 2001.

Mr. Morton has been our senior vice president, human resources, since October 2007. Mr. Morton previously served as our vice president, human resources, from August 2003 to October 2007 and our executive director, human resources, from June 2003 to August 2003. He served as the executive director, human resources, of Conexant from January 1999 to June 2003.

Mr. Virk has been our senior vice president and general manager, enterprise and customer premise equipment, since October 2007. Mr. Virk previously served as our vice president and business director for enterprise and customer premise equipment media processing solutions from February 2006 to October 2007, vice president of marketing for our voice-over-Internet Protocol/media processing solutions from January 2005 to February 2006, executive director of marketing from September 2004 to January 2005 and director of marketing from June 2003 to September 2004. He was the director of marketing, broadband internetworking systems, of Conexant from July 2001 to June 2003.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview

The following provides a brief overview of the more detailed disclosure set forth in the Compensation Discussion and Analysis below:

- The objectives of our compensation program are to: (i) attract and retain talented executive officers; (ii) align the financial interests of executive officers with those of our stockholders; and (iii) pay for performance.
- In making its fiscal year 2008 compensation decisions, the compensation committee consulted with a third-party compensation consultant and compared the compensation of our executive officers with a peer group of 14 other semiconductor companies.
- Our executive compensation consists primarily of: (i) a base annual salary; (ii) incentive-based compensation; and (iii) long-term equity awards. We also provide certain perquisites to our executive officers and on occasion grant discretionary and retention bonuses.
- We encourage a pay-for-performance environment by linking short-term incentive-based compensation to the achievement of overall company and individual performance goals. Achievement of performance goals by our named executive officers (as defined in the "Summary Compensation Table" below) during fiscal year 2008 ranged from 90% to 100%.
- In fiscal year 2009, we intend to award a combination of cash and equity awards as part of our incentive-based compensation.
- We experienced a transition of our chief financial officer position and granted certain bonuses and awards in connection with the transition.

Objectives of Compensation Programs and Compensation Program Design

The compensation committee establishes our executive compensation philosophy and oversees our executive compensation programs. Under the compensation committee's supervision, in fiscal year 2008, we implemented compensation policies, plans and programs intended to achieve the following objectives:

- ***Attract and retain talented executive officers.*** We are engaged in a very competitive and highly cyclical industry, and our success depends upon our ability to attract and retain qualified executive officers through competitive compensation arrangements.
- ***Align the financial interests of executive officers with those of our stockholders.*** We want and expect our executive officers to think and act in both the near-term and long-term interests of our stockholders.
- ***Pay for performance.*** We provide executive officers with incentive opportunities linked to achievement of both overall company and individual performance goals. Incentive programs are designed to reward business plan achievement.

We carry out these objectives by providing market competitive salaries, achieving an appropriate mix of cash and equity compensation, setting compensation based on individual and overall company performance and occasionally granting discretionary and retention bonuses.

Total Compensation Program Design

The compensation committee considers the total compensation, earned or potentially available, of the executive officers in establishing each component of compensation. In its review, the committee considers information regarding our general industry and direct peer group, national surveys of other U.S. semiconductor and high technology companies, reports of our third-party compensation consultants and performance judgments as to the past and expected future contributions of individual executive officers. The compensation committee also reviews tally sheets in an effort to promote internal pay equity.

Our total compensation package generally includes a base annual salary, short-term incentive awards and long-term incentive awards. We target the short-term incentives of the chief executive officer to equal 100% of his base annual salary. We target the short-term incentives of all other named executive officers to equal 55% of their respective base annual salaries. Mr. Cook, who was not an executive officer at the beginning of fiscal year 2008, had a short-term incentives target of 30%. Mr. Halim's higher incentive target is a result of his higher level of responsibility and the industry standard of providing the chief executive officer with higher incentive targets. We also occasionally grant cash discretionary and retention bonuses to promote specific goals.

Although we have established target incentive levels, the incentive-based compensation awards to our executive officers have generally not reached such levels during the past several fiscal years. Executive officers who have earned 100% of their incentive-based compensation for a given fiscal year have been compensated below their respective target levels. We do not anticipate that our incentive-based compensation awards will reach the target levels in fiscal year 2009. While our incentive-based compensation awards have been typically below the target levels, we retain these levels for competitive reasons and may award incentive-based compensation that reaches these levels in the future.

Our annual incentive compensation plan for the executive officers, including the chief executive officer, is based on both the overall financial performance of our company and the performance of the executive officer with respect to his individual assigned goals. In any given fiscal year, that performance is measured against the specific performance criteria adopted by the compensation committee for use in that particular fiscal year. Performance criteria typically include financial metrics, such as revenue growth, operating profitability and attainment of strategic business development goals. Annual incentive awards may also be adjusted by the board in its discretion based on individual performance factors. For all executive officers, the annual incentive award value is generally targeted at the median of corresponding awards for our peer group.

The fiscal year 2008 base salaries and target incentives for the named executive officers are set forth in the table below.

Named Executive Officer	Base Annual Salary(1)	Target Incentive(2)
Raouf Y. Halim	$500,000	100%
Bret W. Johnsen(3)	300,000	N/A
Gerald J. Hamilton(4)	250,000	55%
Thomas J. Medrek	300,000	55%
Preetinder S. Virk(5)	250,000	55%
Simon Biddiscombe(6)	330,000	55%
Raymond D. Cook(7)	195,000	30%

(1) In cases where a named executive officer did not serve the entire fiscal year in his position, the figure has been annualized regardless of the date of the beginning or termination of his employment. For this reason, for Messrs. Johnsen, Hamilton, Virk and Biddiscombe, the figures in the table may not match the figures in the "Summary Compensation Table" below.

(2) Target incentive represents a target amount of base annual salary for short-term incentive awards.

(3) Salary effective as of July 7, 2008. As Mr. Johnsen joined us during the fourth quarter of fiscal year 2008, he did not have a target incentive for fiscal year 2008. His target incentive for fiscal year 2009 is 55%.

(4) Salary effective as of January 7, 2008.

(5) Salary effective as of October 27, 2007.

(6) Effective April 21, 2008, Mr. Biddiscombe resigned his position as our senior vice president, chief financial officer, secretary and treasurer.

(7) Salary effective as of January 5, 2008. Mr. Cook's compensation base annual salary and target incentive are consistent with his role as our vice president, finance, and controller. Information about his additional

compensation for his contributions as our interim chief financial officer is discussed below under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Transition to New Chief Financial Officer."

Role of Executive Officers and Compensation Consultants in Compensation Decisions

The compensation committee solicits compensation recommendations from our chief executive officer on our other executive officers, and then reviews and approves the total compensation for each of our executive officers. The compensation committee may request additional information from the chief executive officer and may also solicit the perspective and input of third-party compensation consultants. In fiscal year 2008, the compensation committee elected to continue its engagement with a third-party compensation consultant, Semler Brossy.

Semler Brossy was specifically engaged to consult on the competitiveness of our equity compensation practices, summaries of our stock plans and the level of overall compensation for our chief executive officer and our chief financial officer. For fiscal year 2008, we provided Semler Brossy with a list of our peer companies and data from the 2008 Radford Executive Survey for U.S. Technology Companies and requested that it report on the practices of each identified peer company, as well as analyze the data from the survey. The report included information on equity practices, such as burn rates, overhang, forms of equity and allocation of equity awards between officers and non-officers. The report also included information on trends, including changes in equity participation eligibility and the mix of cash and equity in total compensation. Following the conclusion of fiscal year 2008, Semler Brossy began advising us regarding the amendment to our 2003 long-term incentives plan described below under the caption "Proposal 3 — Approval of Amended and Restated 2003 Long-Term Incentives Plan," the amendment to our directors stock plan described below under the caption "Proposal 4 — Approval of Amended and Restated Directors Stock Plan" and the stock option exchange proposal described below under the caption "Proposal 5 — Approval of Stock Option Exchange Program for Participants in our Equity Compensation Plans (Excluding Named Executive Officers and Directors)."

Additional information on the peer companies that Semler Brossy examined is discussed below under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Objectives of Compensation Programs and Compensation Program Design — Peer Group."

Goal Setting and Performance Evaluation

Executive officer performance evaluations, including evaluations of the named executive officers, take place every year and are completed immediately following the conclusion of each fiscal year. To help achieve our strategic goals and annual objectives, we have developed an integrated performance management program, which has an overall purpose of strengthening results at the individual and organizational level. The program is designed to align individual performance with strategic business goals and annual objectives. It is intended to foster two-way communication to provide all employees, including executive officers, with the resources, information and support needed to be successful. The performance management program's primary objectives are to ensure that individual contributions and results are directed toward achieving our business plan based on our strategic and tactical goals. It also links rewards to performance and recognizes outstanding performance with corresponding compensation action. The process begins with establishing overall company and individual performance goals for the chief executive officer and other executive officers at the beginning of the fiscal year. These goals are based on our annual operating plan, which is reviewed by the board.

The chief executive officer's performance evaluation is coordinated by the chairman of the governance committee. The chief executive officer is evaluated on performance against the annual operating plan, which is summarized in an annual scorecard. The scorecard contains a percent achievement reached for each company metric, as well as an overall weighted average achievement percentage on all company performance goals. An annual 360 degree feedback assessment is also conducted for purposes of providing additional developmental feedback to the chief executive officer. The chairman of the governance committee reviews the corporate performance scorecard and the 360 feedback results with the other independent board members, obtains their feedback on the chief executive officer's performance and completes the review. The governance committee then reports its findings to the compensation committee for use in its determination of appropriate compensation actions.

The board frequently discusses the performance of the executive officers with the chief executive officer. The chief executive officer incorporates this feedback into the evaluations of the other executive officers. The performance evaluations for the named executive officers are the same as those discussed below under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Incentive-Based Compensation."

Peer Group

In setting the base annual salary, individual bonus target amounts and equity grant guidelines for executive officers, the compensation committee, with assistance from our third-party compensation consultant, reviews information relating to the executive compensation of direct competitors, other local semiconductor companies and leading national semiconductor companies. We include our direct competitors and other local semiconductor companies in our emerging peer group because we compete with them for business, as well as talent. We include leading national semiconductor companies in our mature peer group because they have a large influence on industry compensation practices. Our self-selected peer group has remained essentially the same for the past several years. In analyzing the peer group, the compensation committee distinguishes emerging peers from mature peers. The peer group companies for fiscal year 2008 include the following:

Emerging Peers

- Applied Micro Circuits Corporation
- PMC-Sierra, Inc.
- Vitesse Semiconductor Corporation
- Transwitch Corporation
- Conexant Systems, Inc.
- Skyworks Solutions, Inc.
- Microsemi Corporation
- NetLogic Microsystems, Inc.

Mature Peers

- Broadcom Corporation
- Qualcomm, Inc.
- Advanced Micro Devices, Inc.
- Intel Corporation
- Texas Instruments, Inc.
- Maxim Integrated Products, Inc.

The compensation committee reviews the compensation levels of our emerging peers when considering the amount of executive officer base annual salary and total compensation. For fiscal year 2008, the compensation committee believes that the base annual salary and total compensation provided to each executive officer was within the range of total compensation paid to similarly situated executive officers at emerging peer companies. The compensation committee targets our executive officers' base salaries and total compensation at the median of our emerging peers.

The compensation committee reviews the data of both our emerging and mature peers in designing our equity-compensation policies. It typically considers our emerging peers' run-rate, overhang and form of equity policies. Additionally, it reviews our emerging peers' policies regarding allocation of equity awards between executive officers and non-executive officers, percentage of employees receiving grants, vesting practices, hiring grant practices and other trends. It typically considers data from our mature peers with respect to types of equity awards and employee eligibility for such awards.

For fiscal year 2008, the compensation committee also used the Radford survey database, which provides data specific to high technology and semiconductor industry compensation practices. The examination of the survey and peer group compensation practices allows us to accurately follow industry norms in an effort to ensure that our compensation polices are current and competitive.

Elements of Compensation

Executive compensation consists primarily of: (i) a base annual salary; (ii) incentive-based compensation; and (iii) long-term equity awards. This mix of payments allows us to provide compensation that directly addresses our compensation goals of retention, alignment of executive and stockholder interests and linking pay with performance. We also provide our executive officers with other benefits, including perquisites, change of control agreements and a retirement savings plan. During and shortly after fiscal year 2008, the compensation committee also granted special cash bonuses to certain named executive officers to recognize particularly strong achievement or for specific retention purposes. Information on the total compensation awarded to each named executive officer during fiscal year 2008 is set forth in our "Summary Compensation Table" below.

Base Annual Salary

The base annual salaries we provide to our executive officers are intended as compensation for each executive officer's ongoing contributions to the performance of the operational area(s) for which they are responsible. In keeping with our compensation philosophy to attract and retain individuals of high quality, executive officer base salaries have been targeted to be competitive with base salaries paid to executive officers of our emerging peers, as described above, based on data reviewed by the compensation committee. The compensation committee determines the market median by reviewing information contained in survey data, SEC filings and advice from our third-party compensation consultant. The base salaries for our executive officers also reflect input from our chief executive officer regarding individual performance, company strategy and retention factors.

The base annual salary levels of each of our executive officers are reviewed annually and adjusted from time to time to recognize individual performance, promotions, competitive compensation levels, retention requirements, internal pay equity and other subjective factors. In addition to adjustments made for competitive and retention reasons, the compensation committee has periodically adjusted executive officer base salaries based on its assessment of each executive's performance and history with us and our overall budgetary considerations for salary increases.

The base annual salaries in fiscal year 2008 for all named executive officers are set forth above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Objectives of Compensation Programs and Compensation Program Design — Total Compensation Program Design."

Incentive-Based Compensation

Cash Incentive Awards

Our incentive awards have been primarily equity-based. The only named executive officer to receive a cash incentive award during fiscal year 2008 was Mr. Hamilton, our senior vice president, worldwide sales. We offered Mr. Hamilton a cash incentive plan for competitive reasons, after determining that sales executives in our industry typically receive cash incentive awards as part of their compensation package.

We awarded a total cash incentive award of $135,369 to Mr. Hamilton pursuant to an individual bonus plan after consideration of his performance during fiscal year 2008. The bonus was based on the following factors: (i) achievement of a company fiscal year revenue target (weighted 40%); (ii) design win execution against the fiscal year plan (weighted 40%); and (iii) a budget reduction for the worldwide sales department (weighted 20%).

In calculating the bonus award, the compensation committee determined that Mr. Hamilton exceeded his fiscal year 2008 revenue target, achieved 92.5% of design win goals and 97.95% of the budget reduction goal, resulting in a 98.45% overall achievement of the goals set forth for the fiscal year. The fiscal year 2008 revenue, design win and budget reduction targets are based on our internal annual operating plan and are confidential, as discussed below under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Incentive-Based Compensation — Equity Incentive Awards."

Equity Incentive Awards

In November 2007, we awarded each of our named executive officers shares of performance-based restricted stock pursuant to our Mindspeed Achievement Plan, or MAP, our short-term incentives plan. Following the completion of the fiscal year, these awards vest based on the achievement of the MAP goals of each individual officer, which are comprised of a mix of overall company performance, business unit financial performance and individual organization development goals.

The determination of whether each named executive officer has met the MAP goals for a given fiscal year rests with the compensation committee. Management reports on the accomplishments of the officers, but the compensation committee has the responsibility of determining to what extent those accomplishments meet the pre-established MAP goals. While the use of the MAP goals is intended to establish a rigorous process for tracking and evaluating performance, the compensation committee's assessment of performance against particular goals often involves some degree of subjective evaluation of non-quantitative measures. The compensation committee does not apply a mechanical formula in determining achievement of the goals but takes into account the level of performance compared to the goal and may take into account other considerations such as improvement or decline compared to prior years, positioning for future success and the need to motivate and retain the current management team.

The pre-established factors for fiscal year 2008 used to determine individual performance and the relative weight given to each factor for each named executive officer who participated in MAP are set forth in the table below. The different factors and relative weights reflect differences in the job responsibilities of our named executive officers.

Named Executive Officer	Performance Factors (and Weight)
Raouf Y. Halim	• Company fiscal year revenue, operating profit and cash generation targets: 50% • Design win execution against the fiscal year plan: 20% • Engineering execution: 20% • Individual organizational development goals: 10%
Gerald J. Hamilton	• Company fiscal year revenue target: 40% • Design win execution against the fiscal year plan: 40% • Budget reduction for the worldwide sales department: 20%
Thomas J. Medrek Preetinder S. Virk	• Business unit fiscal year revenue and company operating profit and cash generation targets: 50% • Marketing execution: 20% • Engineering execution: 20% • Individual organizational development: 10%
Raymond D. Cook	• Company fiscal year revenue, operating profit and cash generation targets: 50% • Integrity of financial reporting: 17.5% • Management of interim chief financial officer function: 12.5% • Cash and working capital management: 10% • Management of controller function: 5% • Individual organizational development: 5%

Mr. Halim. Based on the performance evaluation described above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Objectives of Compensation Programs and Compensation Program and Design — Goal Setting and Performance Evaluation," the compensation committee determined that Mr. Halim earned 100% of the financial performance factors (fiscal year revenue, operating profit and cash generation targets) for fiscal year 2008. We exceeded our revenue and operating profit targets and achieved 93% of our cash generation target. Cash generation and operating profit are non-GAAP measures. Our calculation of operating profit excludes stock-based compensation expense, employer taxes on stock-based compensation, employee separation costs, amortization of intangible assets, the effects of special charges such as asset impairments and restructuring charges and reverse stock split related charges. We calculate cash generation as the net increase or decrease in cash and cash equivalents. We use non-GAAP measures for MAP because these measures help us internally to evaluate our operating performance, while excluding items that are considered by management to be outside of our core operating results.

The specific company and business unit revenue, operating profit, cash generation, design win and budget reduction targets are based on our company's internal annual operating plan and are confidential. The targets correlate with the maximum award levels that the executive officers can achieve and thus require strong performance. An executive officer will not receive more than 100% of his equity incentive award, even if the company and the executive officer exceed their respective performance goals. As an indication of the level of difficulty in achieving the overall performance objectives, in fiscal year 2007, the overall percentage of awards the named executive officers received (including the achievement of non-financial goals) ranged from 72% to 94%. In fiscal year 2006, the percentage of overall awards executive officers received (including the achievement of non-financial goals) ranged from 92% to 100%. For fiscal year 2008, each goal required improved performance over actual fiscal year 2007 performance.

The compensation committee determined that Mr. Halim met 100% of his individual goals. We had a number of key design wins, particularly in the voice-over-Internet Protocol and high-performance analog markets. We also achieved nearly all of our milestones on schedule in fiscal year 2008 for our key product programs. With respect to organization development, a number of key promotions and hires were made in fiscal year 2008, including the successful transition from Mr. Biddiscombe, our former chief financial officer, to Mr. Johnsen, our current chief financial officer. Based on the overall assessment of Mr. Halim's performance against his MAP goals, the compensation committee determined that 100% of the shares of restricted stock comprising his equity incentive award would vest for fiscal year 2008.

Mr. Johnsen. As Mr. Johnsen joined us in the fourth quarter of fiscal year 2008, he did not participate in MAP. He is participating in the program in fiscal year 2009.

Mr. Hamilton. Mr. Hamilton's criteria for earning shares of restricted stock under MAP is the same as his criteria for earning the cash incentive award described above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Incentive-Based Compensation — Cash Incentive Awards." Based on the analysis set forth in that section, the compensation committee determined that 100% of the shares of restricted stock comprising Mr. Hamilton's equity incentive award would vest for fiscal year 2008.

Mr. Medrek. The compensation committee determined that Mr. Medrek earned the following percentages of his goals for fiscal year 2008: (i) 100% — business unit and company financial performance (50% weighting of overall award); (ii) marketing execution — 100% (20% weighting of overall award); (iii) engineering execution — 97.5% (20% weighting of overall award); and (iv) organizational development — 100% (10% weighting of overall award). Based on the overall assessment of Mr. Medrek's performance against his MAP goals, the compensation committee determined that 100% of the shares of restricted stock comprising his equity incentive award would vest for fiscal year 2008.

Mr. Virk. The compensation committee determined that Mr. Virk earned the following percentages of his goals for fiscal year 2008: (i) 100% — business unit and company financial performance (50% weighting of overall award); (ii) marketing execution — 60% (20% weighting of overall award); (iii) engineering execution — 90% (20% weighting of overall award); and (iv) organizational development — 100% (10% weighting of overall award). Based on the overall assessment of Mr. Virk's performance against his MAP goals, the compensation committee determined that 90% of the shares of restricted stock comprising his equity incentive award would vest for fiscal year 2008.

Mr. Biddiscombe. In connection with his resignation, Mr. Biddiscombe forfeited all of the shares of restricted stock granted to him under MAP for fiscal year 2008.

Mr. Cook. The compensation committee determined that Mr. Cook earned the following percentages of his goals for fiscal year 2008: (i) 100% — company financial performance (50% weighting of overall award); (ii) integrity of financial reporting — 100% (17.5% weighting of overall award); (iii) management of interim chief financial officer function — 100% (12.5% weighting of overall award); (iv) cash and working capital management — 100% (10% weighting of overall award); (v) management of controller function — 100% (5% weighting of overall award); and (vi) organizational development — 100% (5% weighting of overall award). Based on the overall assessment of Mr. Cook's performance against his MAP goals, the compensation committee determined that 100% of the shares of restricted stock comprising his equity incentive award would vest for fiscal year 2008.

The table below summarizes the number of shares earned by each named executive officer based on the compensation committee's determinations as described above. To the extent that the named executive officer did not meet all of his performance goals, shares did not vest and were subsequently forfeited. The final two columns of the table present the percentage of performance goals achieved by each named executive officer in previous fiscal years in order to provide greater context regarding performance goals and the level of difficulty for their achievement.

Named Executive Officer	Number of Performance Based Restricted Shares Awarded	Fiscal Year 2008 Performance Achievement	Number of Restricted Shares Vested	Number of Restricted Shares Forfeited	Fiscal Year 2007 Performance Achievement	Fiscal Year 2006 Performance Achievement
Raouf Y. Halim	25,000	100%	25,000	—	75%	95%
Bret W. Johnsen	—	—	—	—	—	—
Gerald J. Hamilton	6,250	100%	6,250	—	93.6%	100%
Thomas J. Medrek	6,250	100%	6,250	—	72.6%	92%
Preetinder S. Virk	6,250	90%	5,625	625	93.5%	100%
Simon Biddiscombe	10,000	—	—	10,000	75%	97%
Raymond D. Cook	1,250	100%	1,250	—	95.25%	94.5%

Changes in Incentive-Based Compensation for Fiscal Year 2009

Beginning in fiscal year 2009, we intend to change the elements comprising the incentive-based component of our executive compensation. We have previously awarded shares of restricted stock, which vest based on the performance factors set forth under MAP. We intend to begin awarding a mix of stock options and cash in place of the shares of restricted stock. We expect the cash element will comprise approximately 25% of each executive officer's incentive-based compensation; however, we do not expect fiscal year 2009 incentive-based compensation awards to reach the target levels described above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Objectives of Compensation Programs and Compensation Program Design — Total Compensation Program Design." The MAP goals and the achievement of each individual officers' MAP goals will continue to be set and determined in accordance with the procedures described above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Incentive-Based Compensation — Equity Incentive Awards."

We have decided to add a cash element to our incentive-based compensation because we believe that cash offers greater value to our executive officers and it is consistent with competitive practices. We have decided to award stock options in place of restricted stock because we believe that it better aligns the interests of our executive officers with those of our stockholders because any value derived is based on an increase in our stock price.

Long-Term Equity Awards

Our long-term compensation consists of restricted stock and option awards provided under our 2003 long-term incentives plan. In determining the timing and size of our awards, we follow our policy of attempting to provide compensation that is competitive with our peers. Additionally, we consider the number and status of past long-term awards when deciding to make a new grant.

We routinely grant eligible employees equity awards at the time of hire and also provide equity awards covering substantially all employees annually. The vesting periods vary with respect to each individual award, but awards generally vest within four years. The exercise price of all stock options is set at the fair market value of the company's stock on the grant date.

Our long-term compensation awards of stock options and restricted stock are consistent with our goals for compensation, particularly in aligning the interests of our executive officers with our stockholders. The awards provide compensation in addition to salary and retention and special bonuses and assist us in recruiting and retaining executive officers. The awards are useful in retention because of their vesting requirements, which provide that upon termination of employment, only options currently vested may be exercised and unvested stock options and restricted stock are forfeited. Thus, long-term compensation awards give executive officers an incentive to remain with the company through each award's entire vesting period.

In November 2007, in connection with his appointment as an executive officer, we awarded Mr. Virk 8,000 stock options. We routinely grant long-term equity awards upon the initial appointment of our executive officers to recognize the increased responsibility associated with their new roles. Mr. Virk's award vests as to 25% of the underlying award on each anniversary of the grant date for a period of four years.

In March 2008, we granted shares of restricted stock to all of our employees, including our named executive officers. The awards began vesting as to 12.5% of the underlying award in April 2008 and 12.5% of the underlying award quarterly thereafter. The number of shares of restricted stock awarded, as set forth in the "Grants of Plan Based Awards" table below, varied with respect to each individual due to differences in each individual's compensation targets and role within the company. Mr. Halim received an additional grant of 150,000 stock options in July 2008, which vest as to 25% on the first anniversary of the grant and as to 2.08% of the underlying grant quarterly thereafter. In determining the appropriateness of the grant, the compensation committee considered the value of Mr. Halim's long-term incentives compared to the chief executive officers of our peer companies. The compensation committee also considered internal pay equity in light of the inducement grant awarded to Mr. Johnsen. For more information about Mr. Johnsen's inducement grant, see the discussion below under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Transition to a New Chief Financial Officer." The "Outstanding Equity Awards at Fiscal Year-End" table below sets forth long-term incentive awards granted in previous years.

Special Bonuses

Discretionary Cash Bonuses

From time to time, we grant discretionary cash bonuses, though they are not a significant part of our executive compensation. These awards are not tied to any specific performance measure and are made at the discretion of the compensation committee. Shortly after the end of fiscal year 2008, we granted discretionary cash bonuses to Messrs. Johnsen and Medrek to recognize their particularly strong achievements during the recently completed fiscal year.

Mr. Johnsen received a discretionary cash bonus of $50,000 for his contributions to the significant improvement of our balance sheet. Among the highlights of his accomplishments were the $15.0 million exchange of convertible notes, the establishment of a $15.0 million credit line with Silicon Valley Bank and the repurchase of $20.5 million in convertible notes. Mr. Medrek received a cash bonus of $35,000 for his leadership of our multiservice access group, which obtained record revenues in fiscal year 2008.

We decided to grant these awards after a determination that the equity-based framework in place was inadequate to appropriately compensate these executive officers for their strong performances, particularly in light of the decline of our stock price during fiscal year 2008 and early fiscal year 2009 and because Mr. Johnsen did not participate in MAP.

While discretionary cash bonuses will remain an option for us to recognize extraordinary achievement, our planned changes to our incentive-based compensation program will feature a greater cash component and mitigate some of our concerns regarding the use of equity. The planned changes are discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Incentive-Based Compensation — Changes in Incentive-Based Compensation for Fiscal Year 2009."

Retention Bonuses

In addition to our standard components of compensation, we occasionally grant retention bonuses to our executive officers. These bonuses generally take the form of cash and must be repaid in the event that the recipient leaves his employment prior to a specified date. We believe that the use of cash is appropriate because of its effect of promoting retention without the possibility that a decline in our stock price may affect the attractiveness of the grant, as is the case with equity grants. We grant retention bonuses to certain individuals based on a determination that these individuals fill an essential role in our success or failure and the importance of retaining their services.

In November 2007, the compensation committee approved special bonuses for retention purposes of $250,000 to Mr. Halim and $100,000 to Mr. Biddiscombe. Each of these special bonuses was subject to a special bonus letter agreement, requiring repayment if the executive officer were to voluntarily leave the company or be terminated for cause prior to the one year anniversary of the special bonus award. The compensation committee determined these payments to be appropriate to help ensure management continuity and to recognize the importance of Mr. Halim and Mr. Biddiscombe in continuing through fiscal year 2008 the progress made in the second half of fiscal year 2007. Upon his resignation effective as of April 21, 2008, Mr. Biddiscombe repaid $50,000 of the $100,000 bonus. We forgave the remaining $50,000 in exchange for Mr. Biddiscombe's agreement to assist with our transition to a new chief financial officer and a promise not to solicit or hire any of our employees for a period of one year.

In April 2008, the compensation committee approved a $75,000 special bonus to Mr. Virk. The special bonus is subject to a letter agreement and vests as to 50% of the award on each anniversary of the grant date for a period of two years. Mr. Virk must repay the unvested portion of the special bonus if he terminates his employment voluntarily or is terminated for cause prior to the second anniversary of the bonus award. The compensation committee determined that the bonus was appropriate because it considered the retention of Mr. Virk to be critical given his role in building and overseeing the customer premise equipment business, which would have been particularly vulnerable if Mr. Virk were to terminate his employment.

Following the conclusion of fiscal year 2008, the compensation committee also approved a special bonus of $600,000 to our chief executive officer, Mr. Halim. The special bonus is subject to a letter agreement and vests on a quarterly basis over a period of one year. The unvested portion of the special bonus must be repaid if Mr. Halim voluntarily terminates his employment or is terminated for cause prior to December 11, 2009, the first anniversary of the special bonus award. In the event of a change of control, the full special bonus will vest. The compensation committee determined the special bonus to be appropriate to ensure management continuity and recognize the importance of Mr. Halim's role as our chief executive officer in continuing progress made in fiscal year 2008, particularly with respect our revenue and our achievement of non-GAAP operating profit, into fiscal year 2009. The compensation committee also considered the high cost of leading a search for a replacement for Mr. Halim if he were to resign as our chief executive officer, both financially and with respect to the focus and morale of our employees.

Transition to New Chief Financial Officer

Effective April 21, 2008, Mr. Biddiscombe resigned his position as our senior vice president, chief financial officer, secretary and treasurer, and Mr. Cook was appointed to serve as our interim chief financial officer and treasurer until we completed our search for a new chief financial officer. In connection with Mr. Biddiscombe's departure, the compensation committee agreed to forgive $50,000 of the $100,000 retention bonus in exchange for his assistance with the transition to a new chief financial officer and a promise not to solicit or hire any of our employees for a period of one year. The compensation committee believes that this agreement was necessary and appropriate to ensure a smooth transition in this important position.

Following the completion of our search for a new chief financial officer, Mr. Johnsen was appointed as our senior vice president, chief financial officer and treasurer on July 7, 2008. Mr. Johnsen's annual salary was set at $300,000 and his incentive target at 55%. The compensation committee also awarded him an inducement grant of 200,000 stock options, which vests as to 25% of the underlying award on the first anniversary of the grant date and as to 2.08% of the underlying award quarterly thereafter. Mr. Johnsen also received a sign-on bonus of $150,000, which vests as to $50,000 per year for a period of three years. In the event that Mr. Johnsen voluntarily terminates his employment or is terminated for cause, the unvested portion of the bonus must be repaid. The compensation committee's intention was to provide Mr. Johnsen with a total compensation featuring a mix of annual salary, incentive target and long-term awards both consistent with other chief financial officers within our peer group and competitive with his compensation at his previous company.

During the interim period, all components of Mr. Cook's compensation remained the same as it had been in his position as our vice president, finance, and controller. Following his service as interim chief financial officer, the compensation committee awarded Mr. Cook a special bonus of $12,000 to recognize his efforts during the interim period. At the conclusion of fiscal year 2008, the compensation committee granted Mr. Cook a retention bonus of $25,000 and 5,000 shares of restricted stock, subject to a letter agreement. The cash portion of the bonus was to vest annually over two years, and the shares of restricted stock were to vest as to 50% of the underlying award on October 31, 2010 and as to the 25% of the underlying award every year thereafter for two years. Upon Mr. Cook's resignation of his employment on November 21, 2008, we entered into a transition agreement with him, under which we forgave repayment of the cash portion of his retention bonus in exchange for his assistance with financial reporting for the first quarter of fiscal year 2009 and our transition to a new controller, as well as his agreement not to solicit or hire any of our employees for a period of one year. Mr. Cook forfeited the restricted stock portion of his retention bonus.

Other Compensation Policies

Perquisites and Personal Benefits

We provide our executive officers, including our chief executive officer, with perquisites, valued at the actual cost to our company, and other personal benefits that we believe are reasonable, competitive and consistent with our peers and our overall executive compensation program. The perquisites and personal benefits that we regularly offer include retirement savings plan matching contributions, deferred compensation plan contributions, life insurance premiums, excess personal liability insurance premiums, an annual physical examination, airline club fees, club dues, health club memberships and financial services. We sometimes also offer certain benefits associated with the hiring of new executive officers, such as transportation, temporary housing and relocation costs.

In determining the appropriate level of perquisites and personal benefits, we periodically review the Ayco Executive Benefits & Perquisite survey, as well as information provided in SEC filings of our peer group. We believe that these benefits help us to hire and retain qualified executive officers and enable them to perform their job responsibilities with fewer distractions. For valuation of perquisites and other benefits provided during fiscal year 2008, see footnote 3 of our "Summary Compensation Table" below.

Timing of Grants of Equity Awards

We have generally considered grants of stock options and restricted stock to our executive officers on an annual basis at regularly scheduled meetings of the compensation committee. From time to time, we make equity grants to new hires or in specific situations other than on an annual basis, as determined by the compensation committee. The grant date of equity awards is the date we obtain formal approval of the grant. We do not have, and do not intend to have, any program, plan or practice to time the grant of equity awards in coordination with the release of material non-public information. We also do not have, and do not intend to have, any program, plan or practice to time the release of material non-public information for the purpose of affecting the value of executive compensation. The exercise price for stock options we have granted equals the closing price of our common stock on the grant date.

Policy Regarding Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1 million paid to the chief executive officer and the three most highly compensated executive officers (not including the chief executive officer and the chief financial officer). However, certain compensation meeting a tax law definition of "performance-based" is generally exempt from this deduction limit. We do not currently have a policy regarding qualification of cash compensation, such as salary and bonuses, for deductibility under Section 162(m). We have included provisions in our 2003 long-term incentives plan designed to enable grants of stock options to executive officers affected by Section 162(m) to qualify as "performance-based" compensation. Such grants cannot qualify until they are made by a committee consisting of "outside directors" under Section 162(m). The compensation committee believes that in certain circumstances factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of us and our stockholders. Given our changing industry and business, as well as the competitive market for outstanding executive officers, the compensation committee believes that it is important to retain the flexibility to design compensation programs consistent with its overall executive compensation philosophy even if some executive compensation is not fully deductible. Accordingly, the compensation committee may from time to time deem it appropriate to approve elements of compensation for certain executive officers that are not fully deductible.

The performance factors for equity compensation intended to meet the tax law definition of "performance-based" compensation must be approved by stockholders every five years. This year we are amending some of these factors and seeking stockholder approval, as set forth below under the caption "Proposal 3 — Approval of Amended and Restated 2003 Long-Term Incentives Plan."

Change of Control Agreements

Each of the named executive officers has entered into our standard change of control agreement, which provides under certain circumstances for payments upon termination of employment in connection with a change of control of the company. Payments made under the agreement are subject to a "double trigger," meaning that both a change of control and a termination are required. We believe that a change of control agreement is necessary to diminish the inevitable distraction of executive officers by virtue of the personal uncertainties and risks created by a pending or threatened change of control. The agreement intends to encourage the executive officer's full attention and dedication and to provide a compensation and benefits arrangement satisfactory to the executive officer and competitive with other companies.

For the purposes of the change of control agreement, a change of control generally means:

- the acquisition by any individual, entity or group of beneficial ownership of 35% or more of either the then outstanding shares of our common stock or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors;

- a change in the composition of a majority of the board, which is not supported by the current board;

- a major corporate transaction, such as a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, which results in a change in the majority of the board or of more than 60% of our stockholders; or

- approval by our stockholders of the complete liquidation or dissolution of our company.

An executive officer who terminates his own employment for good reason or whose employment is terminated by us for reasons other than for cause, disability or death (qualified terminations) in connection with a change of control is entitled to the following payouts and benefits:

- three times the executive officer's base annual salary for the chief executive officer and two times the base annual salary for all other executive officers;

- three times the executive officer's bonus under our annual incentive plans for the chief executive officer and two times the bonus for all other executive officers;

- accrued vacation pay to the extent that it remains unpaid;

- continued coverage under our welfare benefit plans for two years after termination, including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs to the extent applicable generally to other peer executive officers of our company and our affiliated companies;

- outplacement services, the scope and provider of which shall be selected by the executive officer in his sole discretion;

- immediate vesting of all equity securities held by the executive officer;

- other benefits including those that the executive officer is eligible to receive under any plan, program, policy or practice or contract or agreement; and

- a gross-up payment, defined as the amount equal to the excise tax on any payment by us pursuant to the change of control agreement as imposed by Section 4999 of the Internal Revenue Code and all taxes associated with the payment of that excise tax.

We believe that providing for payment under the change of control agreements upon a double trigger of a change of control and a qualified termination achieves the balanced result of focusing the executive officer and protecting our company's best interests. For more information regarding potential payments under the change of control agreements, see the "Potential Payments Upon Termination or Change-in-Control" table below.

Severance Arrangements

It is generally our policy not to enter into severance arrangements with any of our executive officers, except under special and unusual circumstances. Mr. Virk's transfer offer letter, which was entered into prior to his appointment as an executive officer, includes a limited severance arrangement. We deemed this arrangement necessary and appropriate to induce him to relocate his family to Southern California and to assure him of our commitment to pursuing projects in his area of expertise.

Retirement Plans

Executive officers are eligible to participate in our retirement savings plan. Our retirement savings plan operates as a defined contribution tax-qualified plan and is open to all of our domestic salaried employees. A participant may elect to defer compensation within certain contribution limitations. We retain the discretion to contribute to each participant's plan through profit sharing and matching of contributions. Our contributions are paid in the form of cash and are invested in our common stock fund. For fiscal year 2008, we matched participants' contributions 100% of the first 4% of the participant's covered compensation. The matching contributions paid to the named executive officers under our retirement savings plan during fiscal year 2008 are listed in footnote 3 of our "Summary Compensation Table" below.

We have previously also offered our deferred compensation plan to a select group of highly compensated employees and directors of our company. Our deferred compensation plan allowed these individuals to defer compensation subject to a minimum level of contribution without a maximum level of contribution. We matched the participant's contribution under this plan in an amount equal to the match the participant would have received under our retirement savings plan but for his or her participation in our deferred compensation plan and certain limitations imposed by the tax code less the match actually credited to the participant under our retirement savings plan. In November 2008, acting pursuant to the terms of our deferred compensation plan, the compensation committee suspended future deferrals. For more information about our deferred compensation plan and the named executive officers' contributions, see our "Nonqualified Deferred Compensation" table below.

Overall Analysis

During the course of fiscal year 2008, we remained committed to the core executive compensation objectives of attracting and retaining quality executive officers, aligning the interests of our executive officers and our stockholders and paying for performance. We have continued to compensate our executive officers with our core components of a base annual salary, incentive-based awards and long-term equity awards. To achieve certain goals specific to this fiscal year, we also granted discretionary cash bonuses and retention bonuses to certain named executive officers.

Although we believe it was not reflected in the price of our stock, fiscal year 2008 featured considerable improvement in our financial goals, particularly with respect to our success in meeting our revenue and operating profit targets. At the end of fiscal year 2008, we had achieved six consecutive quarters of non-GAAP operating profitability and four consecutive quarters of positive cash flow. The compensation committee's determination that our named executive officers achieved a high degree of their goals under our equity and non-equity incentive programs reflects this success. We also awarded discretionary cash bonuses to Mr. Johnsen, who did not participate in MAP, and Mr. Medrek, to recognize their particularly strong contributions and achievements during the fiscal year.

While retention bonuses increased in fiscal year 2008, we believe that our continued improvement and future success depends on our ability to retain our current leadership, particularly in this challenging economic environment. The concern about losing important executive officers was highlighted and heightened by the departure of Mr. Biddiscombe, who had served as our chief financial officer and had been employed by us since our inception.

During fiscal year 2009, we intend to institute changes in our incentive-based compensation. We will replace our current practice of awarding shares of restricted stock with an award consisting of a mix of cash and stock options to offer greater value to our executive officers and to better align the interests of our executive officers with those of our stockholders. The procedures in place for setting performance goals and evaluating the performance of individual executive officers will remain unchanged; only the form of the award will be different. We also intend to continue monitoring the appropriate level of compensation of our executive officers through the use of our third-party compensation consultant, review of the Radford survey and comparison to the compensation practices of our peer group.

Summary Compensation Table

The following table sets forth the compensation earned for services performed for our company during fiscal years 2007 and 2008 by:

- our chief executive officer;
- our chief financial officer;
- each of our other three most highly compensated executive officers, employed by us as of the end of fiscal year 2008; and
- our former chief financial officer and interim chief financial officer, whom we refer to collectively as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Raouf Y. Halim	2008	$500,000	$250,000	$268,878	$119,994	—	$ 54,371	$1,193,243
Chief Executive Officer	2007	500,000	—	330,953	143,855	—	56,737	1,031,545
Bret W. Johnsen Senior Vice President, Chief Financial Office and Treasurer	2008	69,231	200,000	—	17,215	—	2,144	288,590
Preetinder S. Virk Senior Vice President and General Manager, Enterprise and Customer Premise Equipment	2008	248,846	75,000	144,653	45,781	—	133,787	648,067
Gerald J. Hamilton	2008	247,308	—	90,917	46,550	$135,369	34,315	554,459
Senior Vice President, Worldwide Sales	2007	270,164	—	88,628	44,638	122,826	100,197	626,453
Thomas J. Medrek	2008	300,000	35,000	73,705	35,541	—	35,514	479,760
Senior Vice President and General Manager, Multiservice Access	2007	300,000	—	85,107	69,221	—	80,598	534,926
Simon Biddiscombe	2008	185,308	100,000(4)	35,964	(45,084)	—	28,473(4)	304,661
Former Senior Vice President, Chief Financial Officer, Treasurer and Secretary	2007	293,750	—	176,060	91,873	—	35,659	597,342
Raymond D. Cook Former Interim Chief Financial Officer and Treasurer, Vice President, Finance, and Controller	2008	192,038	12,000	38,330	12,161	—	12,705	267,234

(1) The amounts disclosed in this column for Messrs. Halim, Virk and Biddiscombe represent retention bonuses, each of which is subject to certain forfeiture conditions as discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Special Bonuses — Retention Bonuses." The amount disclosed for Mr. Medrek and $50,000 of the amount disclosed for Mr. Johnsen represent discretionary cash bonuses and are discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Special Bonuses — Discretionary Cash Bonuses." The remaining amount disclosed for Mr. Johnsen represents a sign-on bonus of $150,000, subject to certain forfeiture conditions, and the amount disclosed for Mr. Cook represents a special bonus for his role as our interim chief financial officer. These bonuses are discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Transition to New Chief Financial Officer."

(2) These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended October 3, 2008, in accordance with FAS 123R, of awards pursuant to our 2003 long-term incentives plan and prior stock incentive plans no longer in effect and thus may include amounts from awards granted both in and prior to fiscal year 2008. Assumptions used in the calculation of these amounts are included in Note 10, *"Stock-Based Compensation,"* to our audited financial statements for the fiscal year ended October 3, 2008, included in our annual report on Form 10-K filed with the SEC on December 16, 2008. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) The amount shown as "All Other Compensation" includes the following perquisites and personal benefits:

Name	Retirement Savings Plan Contributions (A)	Deferred Compensation Plan Contributions (B)	Life Insurance Premiums	Liability Insurance Premiums (C)	Airline Club Fees	Club Dues	Financial Services (D)	Property Management (E)	Loan Forgiveness (F)	Health Club	Physical Exams
Raouf Y. Halim	$ 9,154	—	$1,479	$3,414	$1,036	$20,050	$12,835	—	—	$3,857	$2,546
Bret W. Johnsen	1,385	—	93	—	666	—	—	—	—	—	—
Preetinder S. Virk . . .	9,954	—	679	373	444	—	19,526	—	$100,888	1,923	—
Gerald J. Hamilton . . .	9,892	—	2,005	1,138	—	—	19,201	—	—	—	2,079
Thomas J. Medrek . . .	10,154	—	1,519	1,138	444	—	13,728	$8,247	—	284	—
Simon Biddiscombe . .	5,937	$617	367	765	—	—	6,417	—	—	1,295	—
Raymond D. Cook . . .	7,682	—	567	—	743	—	1,239	—	—	2,474	—

(A) Represents amounts we contributed pursuant to our retirement savings plan.

(B) Represents amounts we contributed pursuant to our deferred compensation plan.

(C) Represents amounts we paid for excess personal liability insurance coverage.

(D) Represents fees we paid on behalf of the executive for financial services provided by a third party, including financial counseling, tax return preparation and estate planning.

(E) Represents amount for property management fees we pay for Mr. Medrek's former residence in connection with his relocation to Southern California.

(F) Represents forgiveness of a loan made and forgiven prior to Mr. Virk's appointment as an executive officer.

For more information about perquisites, see the discussion above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Other Compensation Policies — Perquisites and Personal Benefits."

(4) Upon Mr. Biddiscombe's resignation of his employment, he was obligated to repay the $100,000 retention bonus that he received in November 2007. We agreed to forgive repayment of $50,000 in exchange for Mr. Biddiscombe's agreement to assist with our transition to a new chief financial officer and a promise not to solicit or hire any of our employees for a period of one year. We also paid Mr. Biddiscombe $13,075 in accrued vacation in connection with his resignation.

Grants of Plan-Based Awards

The following table presents information on equity awards granted to our named executive officers during fiscal year 2008.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Raouf Y. Halim	11/15/2007	—	—	—	12,500	25,000	25,000	—	—	—	$175,000
	3/7/2008	—	—	—	—	—	—	35,000(3)	—	—	103,250
	7/24/2008	—	—	—	—	—	—	—	150,000(3)	$3.87	267,000
Bret W. Johnsen	7/24/2008	—	—	—	—	—	—	—	200,000(4)	3.87	354,000
Preetinder S. Virk	11/15/2007	—	—	—	3,125	6,250	6,250	—	—	—	43,750
	3/7/2008	—	—	—	—	—	—	10,000(3)	—	—	29,500
	11/15/2007	—	—	—	—	—	—	—	8,000(3)	7.00	28,160
Gerald J. Hamilton	11/15/2007	—	—	—	3,125	6,250	6,250	—	—	—	43,750
	3/7/2008	—	—	—	—	—	—	10,000(3)	—	—	29,500
	—	—	137,500(5)	—	—	—	—	—	—	—	—
Thomas J. Medrek	11/15/2007	—	—	—	3,125	6,250	6,250	—	—	—	43,750
	3/7/2008	—	—	—	—	—	—	7,200(3)	—	—	21,240
Simon Biddiscombe	11/15/2007	—	—	—	5,000	10,000	10,000	—	—	—	70,000
	3/7/2008	—	—	—	—	—	—	15,000(3)	—		44,250
Raymond D. Cook	11/28/2007	—	—	—	—	—	—	266(6)	—	—	1,736
	12/20/2007	—	—	—	625	1,250	1,250	—	—	—	7,375
	3/7/2008	—	—	—	—	—	—	2,000(3)	—	—	5,880
	7/25/2008	—	—	—	—	—	—	5,000(4)	—	—	19,900

(1) These shares of restricted stock were awarded to all of our named executive officers pursuant to our 2003 long-term incentives plan on November 15, 2007 (except for Mr. Cook) and are earned based on fiscal year 2008 performance. Earned shares vested on November 21, 2008. Mr. Cook's shares of restricted stock were awarded on December 20, 2007. The material terms of these awards are discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Incentive-Based Compensation — Equity Incentive Awards."

(2) The grant date fair value for equity awards has been calculated in accordance with FAS 123R. In contrast to how we present amounts in the "Summary Compensation Table" above, we report the amounts in this column without apportioning the amount over the applicable service or vesting period.

(3) The material terms of this award are discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Long-Term Equity Awards."

(4) The material terms of this award are discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Transition to New Chief Financial Officer."

(5) The non-equity incentive award for Mr. Hamilton was made pursuant to the senior vice president of worldwide sales bonus plan, which does not provide for a threshold or maximum payout. The target payout represents 55% of Mr. Hamilton's base annual salary. For more information about the material terms of this award, see the discussion above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Incentive-Based Compensation — Cash Incentive Awards."

(6) These shares of restricted stock vested as to the entire grant on December 5, 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the equity awards we have made to our named executive officers which were outstanding as of the end of fiscal year 2008.

	Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Raouf Y. Halim	10/27/2000	1,715	—	$22.0295	10/27/2010	—	—
	3/30/2001	191,185	—	9.001	3/30/2011	—	—
	4/3/2002	64	—	11.793	4/2/2012	—	—
	4/3/2002	32,121	—	11.793	4/3/2012	—	—
	8/15/2003	60,000	—	13.25	8/15/2011	—	—
	7/30/2004	30,000	—	17.765	7/30/2012	—	—
	1/28/2005	36,000	—	11.40	1/28/2013	—	—
	2/2/2007	12,500	37,500	10.95	2/2/2015	—	—
	7/24/2008	—	150,000	3.87	7/24/2016	—	—
	1/31/2006	—	—	—	—	8,501	$17,682
	11/15/2007	—	—	—	—	25,000	52,000
	3/7/2008	—	—	—	—	26,250	54,600
Bret W. Johnsen	7/24/2008	—	200,000	3.87	7/24/2016	—	—
Preetinder S. Virk	1/18/1999	882	—	6.714	1/18/2009	—	—
	10/27/2000	178	—	22.0295	10/27/2008	—	—
	3/30/2001	3,956	—	9.001	3/30/2009	—	—
	4/3/2002	2,216	—	11.793	4/3/2010	—	—
	11/5/2002	857	—	5.015	11/5/2010	—	—
	7/30/2004	1,500	—	16.15	7/30/2012	—	—
	1/28/2005	2,500	—	11.40	1/28/2013	—	—
	3/23/2005	3,750	1,250	11.95	3/23/2013	—	—
	3/10/2006	5,000	5,000	17.70	3/10/2014	—	—
	2/2/2007	1,500	4,500	10.95	2/2/2015	—	—
	11/15/2007	—	8,000	7.00	11/15/2015	—	—
	1/31/2006	—	—	—	—	750	1,560
	3/10/2006	—	—	—	—	2,500	5,200
	11/17/2006	—	—	—	—	2,250	4,680
	12/1/2006	—	—	—	—	750	1,560
	7/27/2007	—	—	—	—	4,000	8,320
	11/15/2007	—	—	—	—	6,250	13,000
	3/7/2008	—	—	—	—	7,500	15,600
Gerald J. Hamilton	3/30/2001	1,531	—	9.001	3/30/2009	—	—
	4/3/2002	774	—	11.793	4/3/2010	—	—
	11/5/2002	2,146	—	5.015	11/5/2010	—	—
	8/15/2003	6,667	—	13.25	8/15/2011	—	—
	7/30/2004	3,500	—	16.15	7/30/2012	—	—
	1/28/2005	4,860	—	11.40	1/28/2013	—	—
	8/4/2006	10,000	10,000	7.45	8/4/2014	—	—
	2/2/2007	3,124	9,376	10.95	2/2/2015	—	—
	1/31/2006	—	—	—	—	1,125	2,340
	8/4/2006	—	—	—	—	6,000	12,480
	11/15/2007	—	—	—	—	6,250	13,000
	3/7/2008	—	—	—	—	7,500	15,600

		Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Thomas J. Medrek	10/27/2000	416	—	22.0295	10/27/2010	—	—
	3/30/2001	4,302	—	9.001	3/29/2011	—	—
	3/30/2001	25,370	—	9.001	3/30/2009	—	—
	4/3/2002	7,240	—	11.793	4/3/2010	—	—
	4/26/2002	5,362	—	10.2115	4/26/2010	—	—
	11/5/2002	6,149	—	5.015	11/5/2010	—	—
	8/15/2003	20,000	—	13.25	8/15/2011	—	—
	7/16/2004	15,000	—	15.50	7/16/2012	—	—
	7/30/2004	10,999	—	17.765	7/30/2012	—	—
	1/28/2005	12,000	—	11.40	1/28/2013	—	—
	2/2/2007	3,124	9,376	10.95	2/2/2015	—	—
	1/31/2006	—	—	—	—	3,000	6,240
	11/15/2007	—	—	—	—	6,250	13,000
	3/7/2008	—	—	—	—	5,400	11,232
Simon Biddiscombe(3)	—	—	—	—	—	—	—
Raymond D. Cook(4)	10/27/2000	274	—	22.0295	10/27/2008	—	—
	3/30/2001	395	—	9.001	2/21/2009	—	—
	4/3/2002	1,644	—	11.793	2/21/2009	—	—
	11/5/2002	500	—	5.015	2/21/2009	—	—
	8/15/2003	3,200	—	13.25	2/21/2009	—	—
	7/30/2004	2,500	—	16.15	2/21/2009	—	—
	1/28/2005	3,600	—	11.40	2/21/2009	—	—
	1/31/2006	1,874	1,126	15.85	2/21/2009	—	—
	2/2/2007	624	1,876	10.95	2/21/2009	—	—
	1/31/2006	—	—	—	—	1,125	2,340
	11/16/2006	—	—	—	—	1,500	3,120
	12/20/2007	—	—	—	—	1,250	2,600
	3/7/2008	—	—	—	—	1,500	3,120
	7/25/2008	—	—	—	—	5,000	10,400

(1) Restricted stock awards granted November 15, 2007 in this column were granted pursuant to our 2003 long-term incentives plan and were earned and vested in proportion to the accomplishment of each executive officer's goals during fiscal year 2008. The figure shown in this column represents the number of shares deemed earned for fiscal year 2008 performance, as determined by the compensation committee on November 13, 2008. All shares deemed unearned were forfeited. The earned shares are included in this table because as of the end of fiscal year 2007, the relevant performance condition had been satisfied, but the shares remained unvested until November 21, 2008.

(2) The market value noted in this column was determined by multiplying the number of unvested shares by $2.08, the closing price of our common stock on the last business day of fiscal year 2008.

(3) In connection with the resignation of his employment effective April 21, 2008, Mr. Biddiscombe immediately forfeited the non-vested portion of his equity awards and forfeited the remaining awards on July 21, 2008.

(4) In connection with the resignation of his employment effective November 21, 2008, Mr. Cook immediately forfeited the non-vested portion of his equity awards and will forfeit any remaining vested, but unexercised equity awards on February 21, 2009.

Stock Option Award Vesting Schedule

The vesting schedule for stock option awards is set forth below.

Grant Date	Vesting
1/18/1999 . . 8/4/2006	Options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 6.25% of the underlying award each quarter for three years thereafter.
10/27/2000. .	Options vested as to 50% of the underlying award on each anniversary of the grant date for two years.
3/30/2001 . .	Options vested as to 50% of the underlying award on the first anniversary of the grant date and as to 25% of the underlying award on each anniversary of the grant date for two years thereafter.
4/3/2002 . . .	The options listed under this grant date were repriced options from earlier grants. Each repriced grant retained its original vesting schedule, but we note the original grant date below. Mr. Halim received a grant of 16,092 options on February 10, 2000, and a grant of 16,093 options on July 24, 2000. Mr. Virk received a grant of 715 options on March 13, 2000 and July 24, 2000, and a grant of 786 options on October 1, 2001. Mr. Hamilton received a grant of 715 options on July 24, 2000, and a grant of 1,251 options on September 26, 2001. Mr. Medrek received a grant of 1,520 options on October 19, 1999, a grant of 2,860 options on March 13, 2000, and a grant of 2,860 options on July 24, 2000. Mr. Cook received a grant of 1,072 options on January 1, 2000, and a grant of 572 options on July 24, 2000. The vesting schedule for each of these grants provided for 25% of the underlying award to vest on each anniversary of the grant date for four years, except the vesting schedule for Mr. Medrek's award granted on October 19, 1999. This award was made under a plan of a company that we acquired, and we have no detailed information about its original vesting schedule. This award was fully vested as of December 31, 2004.
4/26/2002 . . 11/5/2002 8/15/2003 7/16/2004 11/15/2007	Options vested as to 25% of the underlying award on each anniversary of the grant date for four years.
7/30/2004 . .	Options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 2.083% of the underlying award each month for three years thereafter.
1/28/2005 . .	Options vested as to 50% of the underlying award on the six month anniversary of the grant date and as to 50% of the underlying award on the one year anniversary of the grant date.
3/23/2005 . .	Options vested as to 25% of the underlying award on January 3, 2006 and will continue to vest as to 25% of the underlying award on each anniversary of that date for three years thereafter.
3/10/2006 . .	Options vested as to 25% of the underlying award on August 1, 2007 and will continue to vest as to 25% of the underlying award on each anniversary of that date for three years thereafter. The vesting of the options was conditioned on Mr. Virk's relocation to Southern California.
2/2/2007 . . .	Options vested as to 12.5% of the underlying award on the 15 month anniversary of the grant date and will continue to vest as to 12.5% of the underlying award each quarter for seven quarters thereafter.
7/24/2008 . .	Options will vest as to 25% of the underlying award on the first anniversary of the grant date and as to 2.083% of the underlying award each month for three years thereafter.

Restricted Stock Award Vesting Schedule

The vesting schedule for restricted stock awards is set forth below.

Grant Date	Vesting
1/31/2006 . . 8/4/2006	The shares of restricted stock vested as to 25% of the underlying award on the first anniversary of the grant date and will continue to vest as to 6.25% of the underlying award each quarter for three years thereafter.
3/10/2006 . .	The shares of restricted stock vested as to 25% of the underlying award on August 1, 2007 and will continue to vest as to 25% of the underlying award on each anniversary of that date for three years thereafter. The vesting of the shares of restricted stock was conditioned on Mr. Virk's relocation to Southern California.
11/16/2006. . 11/17/2006 12/1/2006 7/27/2007	The shares of restricted stock vested as to 50% of the underlying award on the first anniversary of the grant date and will vest as to 50% of the underlying award on the second anniversary of the grant date.
11/15/2007. . 12/20/2007	The shares of restricted stock were earned and fully vested on November 21, 2008. Shares subject to this grant were earned based on achievement of overall company and individual performance goals. Shares that remained unearned based on these goals were forfeited on November 21, 2008. For a discussion of the vesting provisions of these awards, see "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Incentive-Based Compensation — Equity Incentive Awards" above.
3/7/2008 . . .	The shares of restricted stock vested as to 12.5% of the underlying award April 30, 2008 and will continue to vest as to 12.5% of the underlying award each quarter for seven quarters thereafter.
7/25/2008 . .	The shares of restricted stock would have vested as to 25% of the underlying award on July 31, 2009 and as to 25% of the underlying award on each anniversary thereafter. These shares were forfeited in connection with Mr. Cook's resignation of his employment, effective November 21, 2008.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of restricted stock awards for each of our named executive officers during fiscal year 2008. There were no options exercised by our named executive officers during fiscal year 2008.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Raouf Y. Halim	33,167	$196,880
Bret W. Johnsen	—	—
Preetinder S. Virk	13,120	66,506
Gerald J. Hamilton	12,101	70,319
Thomas J. Medrek	8,337	49,646
Simon Biddiscombe	15,166	80,764
Raymond D. Cook	4,207	24,240

(1) We computed the dollar amount realized upon vesting by multiplying the number of shares by the market price of the underlying securities on the vesting date.

Nonqualified Deferred Compensation

Our deferred compensation plan provides for the deferral of compensation on a basis that is not tax-qualified for a select group of highly compensated employees and directors. A participant may defer up to 100% of base annual salary, annual bonus and director fees. If a participant elects to defer from any of these three sources, he or she must defer at least $2,000 from the source from which he or she deferred. A participant may also elect to defer 100% of restricted stock grants and qualifying gains with respect to the exercise of eligible stock options.

We provide a matching amount to each participant equal to the match the participant would have received under our retirement savings plan but for his or her participation in our deferred compensation plan and the limitations of certain provisions of the Internal Revenue Code, less the match actually credited to the participant's retirement savings plan account. We may also, in our discretion, credit any amount we desire to any participant's account under the terms of our deferred compensation plan.

A participant may allocate and apportion his or her account funds (other than deferred restricted stock grants and stock option grants) in 5% increments into personally selected measurement funds. He or she may choose these funds from a pre-selected list, previously determined by our company, consisting of mutual funds, insurance company separate accounts, indexed rates or other investment vehicles. Interest and other plan earnings of individual accounts are determined by the performance of these measurement funds on a daily basis. These funds are used solely for measurement purposes, and participants hold no actual investment in them.

A participant or the beneficiary may pre-elect to receive benefits under the plan pursuant to an annual installment method of 2, 5, 10, 15 or 20 years or in a lump sum after retirement. Benefits from death or other termination will be payable in a single lump sum.

In November 2008, acting pursuant to the terms of our deferred compensation plan, the compensation committee suspended future deferrals to the plan.

The following table sets forth amounts deferred by the named executive officers under our deferred compensation plan during fiscal year 2008.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Company Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Raouf Y. Halim	—	—	—	—	—
Bret W. Johnsen	—	—	—	—	—
Preetinder S. Virk	—	—	—	—	—
Gerald J. Hamilton	—	—	—	—	—
Thomas J. Medrek	—	—	$(34,369)	—	$108,626
Simon Biddiscombe	$3,046	$617	739	—	37,810
Raymond D. Cook	—	—	—	—	—

(1) These amounts are included in the "Summary Compensation Table" above in the "Salary" column.

(2) These amounts are included in the "Summary Compensation Table" above in the "All Other Compensation" column.

(3) These amounts are not included in the "Summary Compensation Table" above because the earnings are not preferential or above-market.

Potential Payments upon Termination or Change-in-Control

Under the terms of our standard change of control agreement, deferred compensation plan and 2003 long-term incentives plan, our named executive officers may be entitled to certain payments upon termination of their employment. The following description of the agreement and plans is qualified by reference to the complete text of the agreement and plans, which have been filed with the SEC.

The following table sets forth estimated payments that would be made to each of our named executive officers upon termination of employment under various circumstances, including: (i) death; (ii) in connection with a change of control; (iii) other than for personal performance; and (iv) for any other reason. The information set forth in the table assumes:

- the termination event occurred on the last day of fiscal year 2008;
- all payments are made in a lump sum on the date of termination;
- we are current on all obligations owed the executive through the date of termination (including salary and bonus, but excluding accrued vacation); and
- the executive does not find new employment with another employer within two years.

The actual amounts to be paid can only be determined at the time of the executive's termination of employment and may differ materially from the amounts set forth in the table below. The amounts set forth in the table below do not reflect the withholding of applicable state and federal taxes. Following the table is a description of the plans and agreements that affect potential payments upon death, termination or change of control.

Name	Death	Qualified Termination in Connection with a Change of Control	Termination for Reason Other than Personal Performance	Termination for Any Other Reason
Raouf Y. Halim				
Accrued Vacation	$ 57,988	$ 57,988	$ 57,988	$ 57,988
Deferred Compensation Plan	—	—	—	—
2003 Long-Term Incentives Plan	124,282	—	—	—
Change of Control Agreement				
Multiplied Salary(1)	—	1,500,000	—	—
Multiplied Annual Bonus(2)	—	1,500,000	—	—
Welfare Benefits(3)	—	36,600	—	—
Outplacement Services(4)	—	12,000	—	—
Acceleration of Equity Awards(5)	—	124,282	—	—
Gross-up Payment	—	—	—	—
Total	$182,270	$3,230,870	$ 57,988	$ 57,988
Bret W. Johnsen				
Accrued Vacation	$ 1,734	$ 1,734	$ 1,734	$ 1,734
Deferred Compensation Plan	—	—	—	—
2003 Long-Term Incentives Plan	—	—	—	—
Change of Control Agreement				
Multiplied Salary(1)	—	600,000	—	—
Multiplied Annual Bonus(2)	—	330,000	—	—
Welfare Benefits(3)	—	36,600	—	—
Outplacement Services(4)	—	12,000	—	—
Acceleration of Equity Awards(5)	—	—	—	—
Gross-up Payment	—	—	—	—
Total	$ 1,734	$ 980,334	$ 1,734	$ 1,734

Name	Death	Qualified Termination in Connection with a Change of Control	Termination for Reason Other than Personal Performance	Termination for Any Other Reason
Preetinder S. Virk				
Accrued Vacation	$ 18,535	$ 18,535	$ 18,535	$ 18,535
Deferred Compensation Plan	—	—	—	—
2003 Long-Term Incentives Plan	49,920	—	—	—
Severance Arrangement	—	110,577	110,577	
Change of Control Agreement				
Multiplied Salary(1)	—	500,000	—	—
Multiplied Annual Bonus(2)	—	275,000	—	—
Welfare Benefits(3)	—	36,600	—	—
Outplacement Services(4)	—	12,000	—	—
Acceleration of Equity Awards(5)	—	49,920	—	—
Gross-up Payment	—	—	—	—
Total	$ 68,455	$1,002,632	$129,112	$ 18,535
Gerald J. Hamilton				
Accrued Vacation	$ 5,575	$ 5,575	$ 5,575	$ 5,575
Deferred Compensation Plan	—	—	—	—
2003 Long-Term Incentives Plan	43,420	—	—	—
Change of Control Agreement				
Multiplied Salary(1)	—	500,000	—	—
Multiplied Annual Bonus(2)	—	275,000	—	—
Welfare Benefits(3)	—	36,600	—	—
Outplacement Services(4)	—	12,000	—	—
Acceleration of Equity Awards(5)	—	43,420	—	—
Gross-up Payment	—	—	—	—
Total	$ 48,995	$ 872,595	$ 5,575	$ 5,574
Thomas J. Medrek				
Accrued Vacation	$ 20,912	$ 20,912	$ 20,912	$ 20,912
Deferred Compensation Plan	108,626	108,626	108,626	108,626
2003 Long-Term Incentives Plan	30,472	—	—	—
Change of Control Agreement				
Multiplied Salary(1)	—	600,000	—	—
Multiplied Annual Bonus(2)	—	330,000	—	—
Welfare Benefits(3)	—	36,600	—	—
Outplacement Services(4)	—	12,000	—	—
Acceleration of Equity Awards(5)	—	30,472	—	—
Gross-up Payment	—	—	—	—
Total	$160,010	$1,138,610	$129,538	$129,538

(1) The multiple used for the multiplied salary for Mr. Halim as our chief executive officer is three. The multiple used for all other named executive officers is two. The multiplied salary amount is based on the named executive officer's base annual salary as of the end of fiscal year 2008.

(2) The multiple used for the multiplied bonus for Mr. Halim as our chief executive officer is three. The multiple used for each other named executive officers is two. The annual bonus amount used is based on individual target

incentive amounts for each named executive officer as established by the compensation committee for fiscal year 2008.

(3) Welfare benefits include the following benefits:

Benefits (Insurance Premiums)	Annual Value
Medical	$15,200
Dental	1,875
Vision	325
Basic Life and Accidental Death and Disability	750
Long-Term Disability	450

(4) The value of outplacement services is estimated based on industry standards.

(5) The value of accelerated option awards is calculated by multiplying the number of outstanding but unvested options by the difference between the exercise price of the option and $2.08, the price of our common stock on the last business day of fiscal year 2008. The value of accelerated restricted stock awards is calculated by multiplying the number of outstanding but unvested shares of restricted stock by $2.08, the price of our common stock on the last business day of fiscal year 2008.

Departures

Effective April 21, 2008, Mr. Biddiscombe resigned from his position as our senior vice president, chief financial officer, secretary and treasurer. In connection with Mr. Biddiscombe's departure, we agreed to forgive repayment of $50,000 of the remaining balance of his $100,000 retention bonus in exchange for his assistance with the transition to a new chief financial officer and a promise not to solicit or hire any of our employees for a period of one year. We also paid Mr. Biddiscombe $13,075 in accrued vacation in connection with his resignation. Pursuant to his election under our deferred compensation plan, we paid Mr. Biddiscombe $37,746 in November 2008, and any remaining amounts due to Mr. Biddiscombe as a participant in such plan will be paid to him in February 2009.

Effective November 21, 2008, Mr. Cook resigned from his position as vice president, finance, and controller. In connection with Mr. Cook's departure, we entered into a transition agreement with him, under which we agreed to forgive repayment of the $25,000 cash portion of his retention bonus in exchange for his agreement not to solicit or hire any of our employees for a period of one year and his assistance with financial reporting for the first quarter of fiscal year 2009 and our transition to a new controller. We also paid Mr. Cook $15,858 in accrued vacation in connection with his resignation.

Plans and Agreements Affecting Potential Payments upon Termination or Change-in-Control

Deferred Compensation Plan

Under the terms of our deferred compensation plan, a participating executive is entitled to receive the balance of his account upon termination of his employment. A participant or the beneficiary may pre-elect to receive benefits under the plan pursuant to an annual installment method of 2, 5, 10, 15 or 20 years or in a lump sum after retirement. Benefits from death or other termination will be payable in a single lump sum.

Participants in our deferred compensation plan are entitled to this benefit regardless of the reason for the termination. Of the named executive officers employed as of the end of fiscal year 2008, only Mr. Medrek had outstanding balances under our deferred compensation plan.

Accrued Vacation

Our named executive officers are entitled to payments for their accrued vacation time regardless of the reason for the termination of their employment. The amounts of these payments vary with respect to each individual officer.

2003 Long-Term Incentives Plan

Under the terms of our 2003 long-term incentives plan, the estate or beneficiaries of a deceased employee are entitled to exercise all outstanding options for up to three years following the employee's death. The estate or beneficiaries may exercise these options regardless of whether the options had vested prior to the employee's death. Any unvested shares of restricted stock held by a deceased employee are deemed to have been earned upon death. The table accounts for this benefit by multiplying the number of outstanding but unvested options by the difference between the exercise price of the option and $2.08, the price of our common stock on the last business day of fiscal year 2008. An employee terminated for reasons other than cause or his death may exercise only the options vested and exercisable as of the termination date for a period of three months following termination. An employee terminated for cause forfeits all options. No other financial benefit from restricted stock awards is derived upon termination of employment for reasons other than cause or death.

Because of the spread between the exercise prices of the options held by our named executive officers and the closing price of our common stock on the last business day of the fiscal year, none of our named executive officers would have derived financial benefit from the acceleration of options for the purposes of this table.

The acceleration of outstanding but unvested equity awards in the event of a change of control is discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Other Compensation Policies — Change of Control Agreements."

Change of Control Agreements

Each of the named executive officers has entered into our standard change of control agreement, which provides under certain circumstances for payments upon termination of employment in connection with a change of control of our company. Additional information regarding the change of control agreements is discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Other Compensation Policies — Change of Control Agreements."

Severance Arrangements

Pursuant to an offer letter entered into in connection with his transfer to a position in Southern California, Mr. Virk has a limited severance arrangement. If Mr. Virk's position is eliminated due to a change of control or a business performance reduction in workforce not related to his personal job performance, subject to a full release of claims, he is entitled to 23 weeks of salary continuation. The severance arrangement contained in this offer letter expires on September 30, 2009.

Director Compensation

The following table sets forth the compensation earned for services performed for us as a director by each member of the board, other than any director who is also a named executive officer, during fiscal year 2008.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Total ($)
Donald R. Beall(5)	$12,500	—	$ 5,480	$ 17,980
Dwight W. Decker	96,875	$9,150	22,179	128,204
Donald H. Gips(6)	71,875	9,150	23,718	104,743
Michael T. Hayashi	63,750	9,150	20,666	93,566
Ming Louie	63,750	9,150	22,179	95,079
Thomas A. Madden	80,000	9,150	22,179	111,329
Jerre L. Stead	55,000	9,150	22,179	86,329

(1) Mr. Halim serves as a member of the board and also as one of our executive officers. Mr. Halim did not receive any compensation for serving as a member of the board, but is compensated for serving as our chief executive officer.

(2) Represents the amount of cash compensation earned during fiscal year 2008 for service on the board and committees of the board, as applicable. For more information on how the directors were compensated, please see the explanation set forth below.

(3) These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended October 3, 2008, in accordance with FAS 123R, of awards pursuant to our directors stock plan. Assumptions used in the calculation of these amounts are included in Note 10, *"Stock-Based Compensation,"* to our audited financial statements for the fiscal year ended October 3, 2008 included in our annual report on Form 10-K filed with the SEC on December 16, 2008. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. On April 7, 2008, we awarded each non-employee director 3,000 restricted stock units. These awards were granted pursuant to our directors stock plan. The grant date fair value of each stock award, as computed in accordance with FAS 123R, is $9,150 for each director.

As of the end of fiscal year 2008, each of the following directors held awards of restricted stock in the aggregate amounts set forth in the table below, subject to the terms of their award agreements:

Name	Aggregate Number of Shares of Restricted Stock (#)
Donald R. Beall	—
Dwight W. Decker	5,000
Donald H. Gips	5,000
Michael T. Hayashi	5,000
Ming Louie	5,000
Thomas A. Madden	5,000
Jerre L. Stead	5,000

As of the end of fiscal year 2008, each of the following directors held awards of restricted stock units in the aggregate amounts set forth in the table below, subject to the terms of their award agreements:

Name	Aggregate Number of Restricted Stock Units (#)
Donald R. Beall	—
Dwight W. Decker	3,000
Donald H. Gips	3,000
Michael T. Hayashi	3,000
Ming Louie	3,000
Thomas A. Madden	3,000
Jerre L. Stead	3,000

(4) These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended October 3, 2008, in accordance with FAS 123R, of awards pursuant to our directors stock plan. Assumptions used in the calculation of these amounts are included in Note 10, "*Stock-Based Compensation,*" to our audited financial statements for the fiscal year ended October 3, 2008 included in our annual report on Form 10-K filed with the SEC on December 16, 2008. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. On April 7, 2008, we awarded each non-employee director 4,000 stock options. These awards were granted pursuant to our directors stock plan. The grant date fair value of each option award, as computed in accordance with FAS 123R, is $5,840 for each director.

As of the end of fiscal year 2008, each of the following directors held awards of stock options to purchase shares of our common stock in the aggregate amounts set forth in the table below, subject to the terms of their award agreements:

Name	Aggregate Number of Stock Options (#)
Donald R. Beall	30,435
Dwight W. Decker	250,902
Donald H. Gips	24,000
Michael T. Hayashi	20,000
Ming Louie	28,000
Thomas A. Madden	28,000
Jerre L. Stead	43,729

(5) Mr. Beall retired from the board effective November 15, 2007. In connection with Mr. Beall's retirement, the board and the compensation committee approved the acceleration of all unvested stock options and other equity awards held by Mr. Beall in accordance with our directors stock plan and our 2003 stock option plan. All unexercised stock options held by Mr. Beall as of November 15, 2007 became fully vested and exercisable; provided that each such option will expire upon the earlier to occur of: (i) November 15, 2012; or (ii) the expiration date specified in such option. In addition, all shares of restricted stock held by Mr. Beall vested ten days after his retirement in accordance with the terms of our directors stock plan.

(6) Mr. Gips' director fees have been deferred pursuant to our deferred compensation plan. Mr. Gips resigned from the board effective January 15, 2009.

How are directors compensated?

For board participation during fiscal year 2008, we paid each of our non-employee directors an annual base compensation of $30,000 and our non-employee chairman of the board an annual base compensation of $50,000. They each also received committee participation compensation equal to $2,500 annually for service on the compensation committee and/or the governance committee ($7,500 if serving as chairman of such committee) and

$5,000 annually for service on the audit committee ($10,000 if serving as chairman of such committee). Each non-employee director received $1,250 per meeting for each board and committee meeting attended in person or by telephone. Directors who are our employees are not paid any additional compensation for their service on the board. The board may from time to time appoint additional standing or ad hoc committees, and may compensate directors who serve on them differently than we currently compensate members of our standing committees. During fiscal year 2008, we paid members of the financing committee $1,250 per committee meeting. We reimburse each of our directors for reasonable out-of-pocket expenses that they incur in connection with their service on the board.

Beginning on January 1, 2009, annual compensation for service on the compensation committee and the governance committee will be increased from $2,500 to $5,000, and annual compensation for service as chairman of those committees will be increased from $7,500 to $10,000. Annual compensation for service on the audit committee will be increased from $5,000 to $7,500, and annual compensation for service as chairman of the audit committee will be increased from $10,000 to $15,000.

Our non-employee directors are eligible to participate in our directors stock plan, which is administered by the compensation committee under authority delegated by the board. The directors stock plan provides that upon initial election to the board, each non-employee director is granted an option to purchase 8,000 shares of our common stock at an exercise price per share equal to its fair market value on the date of grant. The options become exercisable in four equal installments on each of the first, second, third and fourth anniversaries of the date the options are granted. In addition, each non-employee director is granted an option to purchase 4,000 shares of our common stock following each annual meeting of stockholders.

Our directors stock plan also provides that, following each annual meeting of stockholders, each non-employee director is granted restricted stock units in an amount equal to the lesser of: (i) 3,000 restricted stock units; or (ii) the number of restricted stock units (rounded to nearest whole unit) equal to $45,000 divided by the closing price of our common stock on the date of grant. One share of our common stock is issuable upon settlement for each restricted stock unit awarded. Other than the right to receive dividends, the recipients of restricted stock units will not have the rights of a stockholder, such as the right to vote, until the restricted stock units are settled by the issuance of shares of our common stock. The restricted stock units will not be settled for shares of our common stock until ten days after: (i) the recipient retires from the board after attaining age 55 and completing at least five years of service as a director; or (ii) the recipient resigns from the board or ceases to be a director by reason of antitrust laws, compliance with our conflict of interest policies, death, disability or other circumstances, and the board has not determined (prior to the expiration of such ten day period) that such resignation or cessation of service as a director is adverse to the best interests of our company.

Subject to stockholder approval, the directors stock plan will be amended to increase the number of stock options and restricted stock units granted to new and continuing non-employee directors. If passed, the amendment would increase the number of options to purchase our common stock granted to non-employee directors upon initial election to the board to 10,000 stock options and add a grant of 10,000 restricted stock units to non-employee directors upon initial election to the board. The amendment would also increase the number of stock options and restricted stock units granted to our continuing non-employee directors following the 2009 annual meeting and every annual meeting thereafter to 5,000 stock options and restricted stock units in the amount equal to the lesser of: (i) 5,000 restricted stock units; and (ii) the number of restricted stock units (rounded to the nearest whole unit) equaling $45,000 divided by the closing price of our common stock on the date of the grant. For more information about the proposed amendment to the directors stock plan, see below under the caption "Proposal 4 — Approval of Amended and Restated Directors Stock Plan."

Under the terms of our deferred compensation plan, a director previously could elect to defer all or part of his cash compensation and certain equity awards as described under the caption "Executive Officer and Director Compensation — Nonqualified Deferred Compensation" above. In November 2008, acting pursuant to the terms of our deferred compensation plan, the compensation committee suspended future deferrals to the plan. Each director also has the option each year to receive all or a portion of cash compensation due via shares of our common stock or restricted stock units valued at the closing price of our common stock on the date each payment would otherwise be made.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of the end of fiscal year 2008 about shares of our common stock that may be issued upon the exercise of options, warrants and rights granted under all of our existing equity compensation plans, including our 2003 long-term incentives plan, 2003 stock option plan and directors stock plan.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders			
2003 long-term incentives plan(1)	1,527,387	$11.35	290,236
2003 stock option plan(2)	1,621,107	9.91	—
Directors stock plan(3)	180,000	15.85	48,371
Equity compensation plans not approved by stockholders(4)	200,000	3.87	—
Total(5)	3,528,494	10.50	338,607

(1) As of November 30, 2008, under our 2003 long-term incentives plan, there were: (i) 1,526,380 securities to be issued upon exercise of outstanding options, warrants and rights, having a weighted-average exercise price of $11.25 and a weighted-average term to expiration of 4.83 years; (ii) 352,984 shares of restricted stock outstanding; and (iii) 279,028 securities remaining available for future issuance.

(2) As of November 30, 2008, under our 2003 stock option plan, there were: (i) 1,420,168 securities to be issued upon exercise of outstanding options, warrants and rights, having a weighted-average exercise price of $9.67 and a weighted-average term to expiration of 1.57 years; and (ii) zero securities remaining available for future issuance.

(3) As of November 30, 2008, under our directors stock plan, there were: (i) 180,000 securities to be issued upon exercise of outstanding options, warrants and rights, having a weighted-average exercise price of $15.85 and a weighted-average term to expiration of 6.36 years; (ii) 30,000 shares of restricted stock outstanding; (iii) 18,000 shares of restricted stock units outstanding; and (iv) 48,371 securities remaining available for future issuance.

(4) As of November 30, 2008, there were 200,000 securities to be issued upon exercise of outstanding options, warrants and rights, having a weighted-average exercise price of $3.87 and a weighted-average term to expiration of 7.7 years. These securities relate to an inducement grant to Mr. Johnsen, the material terms of which are discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Transition to a New Chief Financial Officer."

(5) As of November 30, 2008, under all plans combined, there were: (i) 3,326,548 securities to be issued upon exercise of outstanding options, warrants and rights, having a weighted-average exercise price of $10.38 and a weighted-average term to expiration of 3.69 years; (ii) 382,984 shares of restricted stock outstanding; (iii) 18,000 restricted stock units outstanding; and (iv) 327,399 securities remaining available for future issuance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Change of Control Agreements

We have entered into change of control agreements with each of our current executive officers. The change of control agreements provide for certain payments upon a qualified termination in connection with a change of control. Additional information regarding the change of control agreements is discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Other Compensation Policies — Change of Control Agreements."

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and Mr. Johnsen. Each indemnification agreement provides that we will indemnify the director or executive officer from and against any expenses incurred by them as provided in Article III, Section 14 of our bylaws (subject to the procedural provisions specified in our bylaws) and, to the extent the laws of Delaware are amended to increase the scope of permissible indemnification, to the fullest extent of Delaware law.

Severance Agreements

On October 10, 2008, we entered into a severance and general release agreement with Thomas A. Stites in connection with his resignation as our senior vice president, communications. The material terms of the agreement provide that we will: (i) pay Mr. Stites at a rate of $2,403.85 (equal to half of his then existing salary rate) per week for the period beginning October 11, 2008 through November 14, 2008 in exchange for his assistance in the transition; (ii) pay Mr. Stites severance at a rate of $4,807.69 (equal to his then existing salary rate) beginning November 15, 2008 and ending November 13, 2009; (iii) continue paying Mr. Stites' medical, dental, vision, life insurance, executive physical, health club and financial counseling benefits until February 12, 2010; and (iv) provide Mr. Stites with outplacement assistance. The agreement also provides that Mr. Stites will be placed on unpaid leave from November 13, 2009 through February 12, 2010, during which time all unvested stock options and restricted stock awards will continue to vest and after which time all unvested stock options and restricted stock awards will expire. Any vested stock options as of February 12, 2010, will be exercisable for a period of three months thereafter. The agreement also contains: (i) Mr. Stites' release of all claims against us; and (ii) a promise not to solicit our employees for a period ending February 12, 2011. The total approximate dollar value of Mr. Stites' interest in the agreement is $272,089.

On November 19, 2007, we entered into a severance and general release agreement with Jay E. Cormier in connection with his resignation as our senior vice president and general manager, high-performance analog. The material terms of the agreement provided that we would: (i) pay Mr. Cormier severance at a rate equal to his then existing salary rate of $5,000 per week beginning December 1, 2007 and ending August 29, 2008; (ii) continue paying Mr. Cormier's medical, dental, vision, life insurance, executive physical, health club and financial counseling benefits until November 28, 2008; and (iii) provide Mr. Cormier with outplacement assistance. The agreement also provided that Mr. Cormier would be placed on unpaid leave from August 30, 2008 through November 28, 2008, during which time all unvested stock options and restricted stock awards would continue to vest and after which time all unvested stock options and restricted stock awards would expire. Any vested stock options as of November 28, 2008, became exercisable for a period of three months thereafter. The agreement also contained: (i) a limited non-competition provision (through the period of unpaid leave); (ii) Mr. Cormier's release of all claims against us; and (iii) a promise not to solicit our employees for a period ending November 28, 2009. The total approximate dollar value of Mr. Cormier's interest in the agreement was $358,000.

On July 19, 2007, we entered into an agreement with Bradley W. Yates in connection with his resignation as our senior vice president and chief administrative officer. The material terms of the agreement provided that we would continue to pay Mr. Yates' health benefits and financial counseling through December 31, 2007, including tax preparation and filing in early 2008 for the 2007 tax year. The agreement further provided that Mr. Yates would be placed on unpaid leave through June 30, 2008, during which time all unvested stock options and restricted stock awards would continue to vest and after which time all unvested stock options and restricted stock awards would expire. Any vested stock options as of June 30, 2008, became exercisable for a period of three months thereafter. Mr. Yates also remained eligible for his award under the fiscal year 2007 MAP which vested in November 2007 and was prorated to reflect the length of his employment during fiscal year 2007. The terms of the agreement provided that Mr. Yates was to : (i) repay a portion of the cash bonus awarded to him in January 2007 in accordance with the terms of the cash bonus award; (ii) provide us with up to eight hours per week of consulting services; (iii) forfeit his February 2007 grant of restricted stock; (iv) not solicit or hire our employees for a period of one year; and (v) release all claims against us. The total approximate dollar value of Mr. Yates' interest in the agreement was $142,000.

Spin-off from Conexant

Warrant

In June 2003, Conexant completed the distribution to Conexant stockholders of all outstanding shares of our common stock. In connection with the spin-off, we issued to Conexant a warrant to purchase 6 million shares of our common stock at a price of $17.04 per share, exercisable for a period beginning one year and ending 10 years after the spin-off. Pursuant to a registration rights agreement between us and Conexant, we have registered with the SEC the sale or resale of the warrants and the underlying shares of our common stock.

Common Directors

Mr. Decker and Mr. Stead are directors of Conexant.

Sublease

In connection with the spin-off, we entered into a sublease with Conexant for our headquarters. In March 2005, we entered into an amended and restated sublease with Conexant. Rent payable under the amended and restated sublease is approximately $3.9 million annually, subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. In addition, each year we may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs. We paid Conexant $6.5 million in rent and related operating expenses during fiscal year 2008.

Other Agreements

In connection with the spin-off, we entered into the following additional agreements with Conexant: (i) a transition services agreement relating to services to be provided by Conexant to us and by us to Conexant following the spin-off; (ii) a patent license agreement relating to the allocation of certain rights relating to certain patents distributed to us in connection with the spin-off; (iii) a distribution agreement regarding the transfer from Conexant to us of the assets and liabilities of Conexant's Internet infrastructure business; (iv) a tax allocation agreement regarding the allocation of liabilities and obligations with respect to taxes; and (v) an employee matters agreement regarding employee benefit plans and compensation arrangements. During fiscal year 2008, no payments were made pursuant to these agreements.

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to the audit committee charter, which can be found at *www.mindspeed.com*, the audit committee is responsible for the review and approval of related person transactions, unless the transaction is approved by another independent body of the board. A related person is a director, executive officer, nominee for director or certain stockholders of our company since the beginning of the last fiscal year and their respective immediate family members. A related person transaction is a transaction involving: (i) our company and any related person when the amount involved exceeds the lesser of (A) $120,000 and (B) one percent of the average of our total assets at year end for the last two completed fiscal years; and (ii) the related person has a material direct or indirect interest. For fiscal years 2007 and 2008, the average of one percent of our total assets at year end was approximately $913,415.

We identify transactions for review and approval through our code of business conduct and ethics which can be found at *www.mindspeed.com*. This code requires our employees to disclose any potential or actual conflicts of interest to our legal department or our human resources department. Directors must disclose potential or actual conflicts of interests to the chairman of the board, audit committee or compensation committee. This disclosure also applies to potential conflicts involving immediate family members of the employees and directors. Each year we require our directors and executive officers to complete a questionnaire intended to identify any transactions or potential transactions that must be reported according to SEC rules and regulations. This questionnaire also requires our directors and executive officers to promptly notify us of any changes during the course of the year.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this proxy statement, in whole or in part, the Compensation Committee Report and the Audit Committee Report which follow do not constitute soliciting material and shall not be deemed filed or incorporated by reference into any such filings, except to the extent that we specifically incorporate any such information into any such future filings.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the board of directors that it be included in the company's annual report on Form 10-K for the fiscal year ended October 3, 2008 and in this proxy statement.

Compensation and Management Development Committee

Jerre L. Stead, *Chairman*
Michael T. Hayashi
Thomas A. Madden

AUDIT COMMITTEE REPORT

The audit committee has furnished the following report on audit committee matters:

The audit committee assists the board in overseeing the accounting and financial reporting processes of the company and the audits of the financial statements of the company. The audit committee operates in accordance with a written charter which was adopted by the board; a copy of which is available on the company's website at *www.mindspeed.com.* Management is responsible for the preparation, presentation and integrity of the company's financial statements. Management is also responsible for establishing and maintaining adequate internal control over financial reporting and evaluating the effectiveness of the company's internal control over financial reporting. The independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of the company's financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. Deloitte & Touche is also responsible for expressing opinions on management's assessment of the effectiveness of the company's internal control over financial reporting and on the effectiveness of the company's internal control over financial reporting.

In this context, we met and held discussions throughout the year with management and Deloitte & Touche regarding the company's financial statements, including its audited financial statements, management's assessment of the effectiveness of the company's internal control over financial reporting and Deloitte & Touche's evaluation of the company's internal control over financial reporting. Management and Deloitte & Touche represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. We also discussed with Deloitte & Touche matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

We discussed with Deloitte & Touche such firm's independence from the company and its management, including the matters, if any, in the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence. We also considered whether Deloitte & Touche's provision of audit and non-audit services to the company is compatible with maintaining independence.

We discussed with the company's internal auditors and Deloitte & Touche the overall scope and plans for their respective audits. We met with the internal auditors and Deloitte & Touche to discuss the results of their examinations, the evaluations of the company's internal controls, disclosure controls and procedures and the overall quality and integrity of the company's financial reporting.

Based on the reviews and discussions referred to above, we have recommended to the board that the audited financial statements be included in the company's annual report on Form 10-K for the fiscal year ended October 3, 2008, and retained Deloitte & Touche as the independent registered public accounting firm for the fiscal year ending October 2, 2009.

Audit Committee

Thomas A. Madden, *Chairman*
Michael T. Hayashi
Ming Louie
Jerre L. Stead

PRINCIPAL ACCOUNTING FEES AND SERVICES

The table below sets forth the aggregate fees billed by Deloitte & Touche for professional services for fiscal year 2008 and fiscal year 2007.

Type of Fees	2008	2007
Audit fees(1)	$927,336	$861,975
Audit-related fees(2)	9,200	—
Tax fees(3)	13,114	13,873
All other fees	—	—
Total	$949,650	$875,848

(1) Audit fees consisted of fees for professional services rendered for the audit of our annual financial statements, review of our quarterly financial statements, services normally provided in connection with statutory and regulatory filings and audit of our internal control over financial reporting and attestation of management's report on the effectiveness of internal control over financial reporting.

(2) Audit related fees consisted of fees for professional services rendered in connection with business development-related activities.

(3) Tax fees consisted of fees for professional services rendered for tax compliance, tax advice and tax planning.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The audit committee's audit and non-audit services pre-approval policy provides for pre-approval of audit, audit-related, tax and all other services specifically described by the committee and individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy delegates to the chairman of the audit committee the authority to pre-approve non-audit services permitted by the Sarbanes-Oxley Act of 2002 up to a maximum for any one non-audit service of $50,000, provided that the chairman shall report any decisions to pre-approve such non-audit services to the full audit committee at its next regular meeting.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Did all directors and executive officers comply with Section 16(a) reporting requirements?

Based upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and executive officers complied during fiscal year 2008 with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, except for one occasion in which one of our executive officers failed to file a complete Form 3 on a timely basis, which was subsequently corrected, and Forms 4 for our executive officers that received restricted stock grants in March 2008, which were inadvertently filed two days after the filing deadline.

Stockholder Proposals

How may stockholders make proposals or director nominations for the 2010 annual meeting?

Stockholders interested in submitting a proposal for inclusion in the proxy statement for the 2010 annual meeting may do so by submitting the proposal in writing to Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660, Attention: Secretary. To be eligible for inclusion in our proxy statement, stockholder proposals must be received no later than October 1, 2009 and must comply with all applicable SEC requirements. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

Our bylaws also establish an advance notice procedure with regard to nominations of persons for election to the board and stockholder proposals to be brought before an annual meeting. Stockholder proposals and nominations may not be brought before the 2010 annual meeting unless, among other things, the stockholder's submission contains certain information concerning the proposal or the nominee, as the case may be, and other information specified in our bylaws, and the stockholder's submission is received by us no earlier than the close of business on November 10, 2009, and no later than December 10, 2009. However, if the date of our 2010 annual meeting is more than 30 days before or more than 60 days after the anniversary of our 2009 annual meeting, this information must be delivered not earlier than the close of business on the 120th day prior to the 2010 annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which we first publicly announce the date of the 2010 annual meeting. Proposals or nominations not meeting these requirements will not be entertained at the 2010 annual meeting. Stockholders recommending candidates for consideration by the governance committee must provide the candidate's name, biographical data and qualifications. Any such recommendation should be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. These requirements are separate from, and in addition to, the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in the proxy statement. A copy of the full text of these bylaw provisions may be obtained on our website at *www.mindspeed.com* or by writing to our secretary at the address above.

Proxy Solicitation Costs and Potential Savings

Who pays for the proxy solicitation costs?

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names, which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. One or more of telephone, email, facsimile or personal solicitation by our directors, officers or regular employees may supplement solicitation of proxies by mail. No additional compensation will be paid for such services. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be material.

What is "householding" of proxy materials and can it save the company money?

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to our secretary at the address above or by calling (949) 579-6283.

Annual Report on Form 10-K and Financial Statements

How will I receive the annual report?

The SEC has adopted rules permitting companies to provide its stockholders with proxy materials electronically by posting the proxy materials on the Internet and providing its stockholders with a notice of availability. Pursuant to these rules, we are mailing a notice of Internet availability of proxy materials to stockholders of record and beneficial owners of our common stock as of the record date. The notice contains instructions on how to access and view the notice of the annual meeting, the chief executive officer's letter to stockholders, this proxy statement and our 2008 annual report on Form 10-K electronically via the Internet. Unless we mailed you this proxy statement, you will not receive a printed copy of these materials unless you request a printed copy by following the instructions contained in the notice. The notice also instructs you on how you may submit your vote by telephone or via the Internet.

We will furnish our 2008 annual report on Form 10-K, including the financial statements and financial schedules, free of charge upon written request. The exhibits to the 2008 annual report on Form 10-K not included in the proxy materials are available electronically at *www.sec.gov*. We will furnish desired exhibits upon written request and payment of a fee of 10 cents per page covering our duplication costs. Written requests should be directed to our secretary at the address above. This proxy statement and our 2008 annual report to stockholders are available at *http://investors.mindspeed.com/proxy*. Our 2008 annual report on Form 10-K (including exhibits thereto) is also available on our website at *www.mindspeed.com*.

Code of Ethics

Does the company have a code of ethics and how may I obtain a copy?

We have adopted a code of ethics entitled "Code of Business Conduct and Ethics," that applies to all employees, including our executive officers and directors. A copy of the code of ethics is posted on our website at *www.mindspeed.com*. In addition, we will provide to any person without charge a copy of the code upon written request to our secretary at the address above. We intend to disclose future amendments to certain provisions of the code, or waivers of such provisions granted to executive officers and directors, on our website within four business days following the date of such amendment or waivers.

Other Business

Will there be any other business conducted at the annual meeting?

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to in this proxy statement. If any other matter is properly brought before the meeting for action by stockholders, proxies will be voted in accordance with the recommendation of the board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

PROPOSAL 1 — ELECTION OF DIRECTORS

As discussed above under the caption "Board of Directors — Election of Directors," the board has nominated Messrs. Decker and Halim for election to the board, each for a three year term expiring at our annual meeting in 2012. Unless marked otherwise, proxies received will be voted **"FOR"** the election of these two nominees, who currently serve as directors. If any such nominee for the office of director is unwilling or unable to serve as a nominee for the office of director at the time of the annual meeting, the proxies may be voted either for a substitute nominee designated by the proxy holders or by the board to fill such vacancy, or for the other nominees only, leaving a vacancy. The board has no reason to believe that any nominee will be unwilling or unable to serve if elected as a director.

Recommendation of the Board of Directors

The board recommends that stockholders vote "FOR" approval of proposal 1 — the election of Messrs. Decker and Halim as our directors for a term expiring at our annual meeting in 2012.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2009. Services provided to our company and its subsidiaries by Deloitte & Touche in fiscal year 2008 are described above under the caption "Principal Accounting Fees and Services." Additional information regarding our independent registered public accounting firm is provided in the report of the audit committee above. Representatives of Deloitte & Touche will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

Recommendation of the Board of Directors

The board recommends that stockholders vote "FOR" approval of proposal 2 — ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2009.

In the event stockholders do not ratify the appointment, the appointment will be reconsidered by the audit committee and the board, but not resubmitted for approval by our stockholders.

PROPOSAL 3 — APPROVAL OF AMENDED AND RESTATED 2003 LONG-TERM INCENTIVES PLAN

General

We are seeking stockholder approval of our amended and restated 2003 long-term incentives plan, which, among other things, will: (i) increase the number of shares reserved for issuance under the plan by an additional 2,815,000 shares; (ii) increase the number of shares that may be used for unrestricted stock, restricted stock and restricted stock units; and (iii) expand the performance conditions governing the grant of performance-based compensation under Section 162(m) of the Internal Revenue Code. The compensation committee approved our amended and restated 2003 long-term incentives plan in January 2009.

Approval of this proposal 3 requires the affirmative vote of the holders of a majority of the shares of common stock represented in person or by proxy and entitled to vote on this proposal 3 at our annual meeting. Shares held by stockholders abstaining from voting on this proposal 3 will be counted for purposes of determining a quorum and determining the total number of shares necessary for approval of this proposal 3, but will not be voted. An abstention will have the effect of a negative vote. Broker non-votes will not be considered as present or voting and as such will have no effect on the vote for this proposal 3.

Increase in Shares Reserved for Issuance under our 2003 Long-Term Incentives Plan

The amended and restated plan provides for an increase in the number of shares of common stock reserved for issuance under the plan from 3,860,000 shares to 6,675,000 shares, an increase of 2,815,000 shares. The proposed increase in the number of shares was determined after consultation with our third party compensation consultant, Semler Brossy, and use of a stock options modeling tool.

As of November 30, 2008, a total of 1,451,259 shares were subject to non-qualified stock options, 75,121 shares were subject to incentive stock options, 352,984 shares of restricted stock were outstanding, zero restricted stock units were outstanding, 333,042 shares of unrestricted stock had been granted and zero stock appreciation rights had been granted. A total of 279,028 shares remained available under the plan.

The compensation committee believes that the proposed increase in the number of shares reserved for issuance under our 2003 long-term incentives plan is consistent with our compensation strategy and essential to our continued success. We rely significantly on equity incentives to attract, motivate and retain executive officers and engineering, marketing, sales and other personnel necessary to successfully develop, introduce and support complex products under competitive market conditions. Equity awards are a particularly important component of our compensation mix because they align the interests of our employees with those of our stockholders and allow us to conserve cash for other uses. The compensation committee further believes that the proposed increased number of shares of common stock available under the plan is consistent with our goal of providing our employees with compensation competitive with that of our peers.

Another significant factor supporting the increase is that over 20% of the stock options outstanding under our 2003 long-term incentives plan and our 2003 stock option plan are held by individuals who are not our employees. These individuals were granted stock options in connection with their employment with companies with which we were previously affiliated. The table below sets forth information regarding the holders of stock options under our 2003 long-term incentives plan and 2003 stock option plan as of November 30, 2008:

	All Optionholders	Employee Optionholders	Non-Employee Optionholders
Stock Options Outstanding	2,946,548	2,249,174	697,374
Percentage of Total Stock Options Outstanding	100%	76.3%	23.7%
Stock Options Overhang(1)	12.3%	9.4%	2.92%

(1) Overhang is calculated by dividing the number of outstanding stock options by the total number of outstanding shares of common stock. As of November 30, 2008, 23,868,160 shares of common stock were outstanding.

If proposal 5 — approval of stock option exchange program for participants in our equity compensation plans (excluding named executive officers and directors) is approved by our stockholders, we expect the stock option exchange program will reduce the amount of our common stock subject to outstanding stock options. The difference between the number of shares subject to stock options that are tendered and the number of shares subject to the new stock options issued will be cancelled, and will not be eligible to be reissued under our 2003 long-term incentives plan. The cancellation of these shares should mitigate, in part, the effects on overhang resulting from the increase to the shares available under the plan.

Increase in Shares Reserved for Issuance as Unrestricted Stock, Restricted Stock and Restricted Stock Units

There are currently an aggregate total of 3.86 million shares of common stock reserved for issuance under our 2003 long-term incentives plan, subject to adjustment in the event of a stock split, stock dividend or other similar change in common stock or capital structure. The plan also limits the number of shares available for all awards other than stock options or stock appreciation rights to a total of 2.4 million shares, subject to the following additional sub-limits by type of awards granted: (i) up to 2.0 million shares are available for awards of restricted stock and restricted stock units; and (ii) up to 400,000 shares are available for awards of unrestricted stock. In addition, stock appreciation rights are available with respect to no more than 10,000 shares. If this proposal 3 is approved by our stockholders, the number of shares available for all awards other than stock options or stock appreciation rights will be increased from 2.4 million to 2.9 million, and the sub-limits will also be increased as follows: (i) the number of shares available for restricted stock and restricted stock unit awards will be increased from 2.0 million to 2.3 million, and the number of shares available for unrestricted stock awards will be increased from 400,000 to 600,000.

Restricted stock has been an important component of our compensation mix during the past several fiscal years. We may, in the future, grant restricted stock units. Restricted stock and restricted stock units are particularly useful forms of compensation because they can deliver equal value to our employees with less dilution than stock options. We grant unrestricted stock much less frequently than restricted stock. Such grants are often to recognize certain achievements by our employees. We also grant unrestricted stock to some of our foreign employees, to whom it is more tax efficient to receive unrestricted stock. Unrestricted stock, restricted stock and restricted stock units are also useful because they can retain some value even if our stock price declines.

Section 162(m)

Section 162(m) of the Internal Revenue Code exempts certain performance-based compensation from the $1 million limitation on the amount of compensation that may be deducted by a company in any year with respect to the company's chief executive officer and each of its three other most highly paid executive officers (excluding the chief financial officer). Section 162(m) requires the establishment of performance conditions (which must be approved by stockholders every five years) under which performance-based compensation is granted and the annual per-person limitation on the size of awards. The amended and restated plan changes the performance conditions and the annual per-person limitation as well as satisfies the stockholder approval requirement of Section 162(m).

While we do not currently have a policy regarding qualification of compensation for deductibility under Section 162(m), the compensation committee believes that it is in our best interests that our 2003 long-term incentives plan retain the flexibility to award performance-based compensation that complies with Section 162(m). Although stock options and stock appreciation rights are considered inherently performance-based, shares of restricted stock and restricted stock units must have stockholder-approved performance conditions to qualify for the exemption. The compensation committee believes that the ability to award performance-based compensation provides us with flexibility to grant a wider array of competitive compensation, while retaining the potential tax benefits associated with such compensation.

Following stockholder approval of the amended and restated plan, performance conditions on which the compensation committee may base the acceleration, exercisability or vesting of any award will be expanded to include: earnings per share, revenue, net income, net operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), stock price, total stockholder return, operating margin, gross margin, return on equity, return on assets, return on investment, operating income, pre-tax profit, cash flow, expenses, earnings before interest, taxes and depreciation, economic value added and market share. Of these performance conditions, operating margin, gross margin, return on equity, return on assets, return on investment, operating income, pre-tax profit, cash flow, expenses, earnings before interest, taxes and depreciation, economic value added and market share are new additions. The amendment also provides that, at the time the compensation committee sets performance conditions, it may determine to include or exclude extraordinary, unusual, nonrecurring or other items.

Currently, the annual per-person limitation on awards is determined based on the average of a three year period and may not exceed the following: (i) 180,000 stock options; (ii) 50,000 shares of restricted stock and restricted stock units; or (iii) 50,000 shares of unrestricted stock. The amended and restated plan retains these limitations but applies them based on a one calendar year period.

If our stockholders do not approve this proposal 3, we may still issue awards under the plan that comply with Section 162(m), but the proposed additional performance conditions and the amended per-person limitation of awards will not apply.

New Plan Benefits

As of the date of this proxy statement, we have not granted any awards subject to stockholder approval of this proposal 3. The benefits to be received in the future by our executive officers and employees pursuant to our 2003 long-term incentives plan are not determinable at this time. Directors are not eligible to participate in our 2003 long-term incentives plan. The closing market price for a share of our common stock as of January 15, 2009 was $0.85 per share.

General Description of our Proposed Amended and Restated 2003 Long-Term Incentives Plan

A general description of the material terms of our proposed amended and restated 2003 long-term incentives plan is set forth below and is qualified in its entirety by the terms of our proposed amended and restated 2003 long-term incentives plan, a copy of which is attached to this proxy statement as Appendix A and is incorporated herein by reference.

Purpose

The purpose of our 2003 long-term incentives plan is: (i) to provide incentive compensation to officers, executives and other employees, and prospective employees, contractors and consultants; (ii) to attract and retain individuals of outstanding ability; and (iii) to align the interests of such persons with the interests of our stockholders.

Shares Reserved for Issuance

A maximum of 6,675,000 shares of common stock are reserved for issuance under the plan, of which up to 2.9 million shares are reserved for all awards other than stock options or stock appreciation rights, subject to the following additional limits: (i) up to 2.3 million shares are reserved for awards of restricted stock and restricted stock units; and (ii) up to 600,000 shares are reserved for awards of unrestricted stock. In addition, 10,000 shares are reserved for use with stock appreciation rights. Shares of common stock with respect to the unexercised, undistributed or unearned portion of terminated or forfeited awards are available for further awards. Common stock delivered pursuant to an award may be treasury or authorized but unissued stock, or may be acquired, subsequently or in anticipation of the award, in the open market.

Participant Award Limits

Within any one calendar year period, no single participant shall receive more than the following awards: (i) 180,000 stock options (whether non-qualified stock options or incentive stock options); (ii) 50,000 shares of restricted stock and restricted stock units; or (iii) 50,000 shares of unrestricted stock, in each case subject to certain adjustments.

Administration

Our 2003 long-term incentives plan is administered by the compensation committee or another committee designated by the board. The members of the committee administering the plan may not be eligible to receive awards under the plan and shall satisfy the applicable laws relating to such a committee, including Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and Section 162(m) of the Internal Revenue Code. Subject to applicable laws, the compensation committee has the authority, in its discretion, to: (i) select employees and non-employees to whom awards may be granted from time to time; (ii) determine whether and to what extent awards are granted; (iii) determine the number of shares of common stock or the amount of other consideration to be covered by each award; (iv) approve award agreements for use under the plan; (v) determine the terms and conditions of any award (including the vesting schedule applicable to the award); (vi) construe and interpret the terms of the plan and awards granted; (vii) establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions; and (viii) take such other action not inconsistent with the terms of the plan as the compensation committee deems appropriate.

Participation

Participants in our 2003 long-term incentives plan may be employees or non-employees. Employees generally means persons hired directly by us as regular employees and who perform regular employment services directly for us. Employees do not include the following: (i) members of the board not otherwise employed by us;

(ii) independent contractors; and (iii) temporary employees. Non-employees include persons extended offers of employment who have not yet accepted the offer or persons performing consulting, contracting or other services for us, excluding members of the board. Currently, approximately 450 of our employees and none of our non-employees are eligible to participate in the plan.

Terms and Conditions of Awards

Our 2003 long-term incentives plan provides for the grant of non-qualified stock options, incentive stock options, restricted stock, restricted stock units, unrestricted stock and stock appreciation rights. Stock options may be either incentive stock options under the provisions of Section 422 of the Internal Revenue Code, or non-qualified stock options.

Employees are eligible for awards of incentive stock options, restricted stock, restricted stock units and unrestricted stock. Only employees who are foreign nationals or employed outside of the United States are eligible for awards of stock appreciation rights. Non-employees are eligible for awards of non-qualified stock options.

Each award is evidenced by an award agreement. The aggregate fair market value of the shares of our common stock subject to incentive stock options which are exercisable by one person for the first time during a single calendar year may not exceed $100,000.

Each award agreement shall set forth the number of shares of our common stock subject to the award and shall include the terms set forth below and such other terms and conditions applicable to the award, as determined by the compensation committee, not inconsistent with the terms of the plan. Award agreements must contain provisions: (i) setting forth the conditions pursuant to which an award may be assigned or transferred; (ii) describing the treatment of an award in the event of termination of employment and stating that in the event employment is terminated for cause that all awards granted shall immediately terminate and be forfeited; (iii) stating that a participant shall have no rights as a stockholder with respect to any of our common stock covered by an award until the date the participant becomes the holder of record; (iv) requiring the withholding of applicable taxes required by law from all amounts paid in satisfaction of an award; (v) stating whether or not an award will be treated as an incentive stock option; and (vi) providing performance conditions as determined by the compensation committee. Notwithstanding the foregoing, such provisions may be modified to the extent deemed advisable by the compensation committee in award agreements pertaining to non-employees providing consulting, contracting or other services.

Transferability

Our 2003 long-term incentives plan provides that awards may not be transferred other than: (i) by will or by the laws of descent and distribution; or (ii) by gift to members of the participant's immediate family or to a trust established for the benefit of one or more members of the participant's immediate family. The term immediate family refers to the participant's spouse and natural, adopted or step-children or grandchildren.

Dividends

Dividends and dividend equivalents shall be automatically deferred and held subject to the vesting of the underlying restricted stock and the settlement of the underlying restricted stock units. No dividends or dividend equivalents will be paid for awards of stock options or stock appreciation rights.

Term

The term of any non-qualified stock option or incentive stock option award may not exceed 10 years (or five years in the case of an incentive stock option granted to any participant who owns common stock representing more than 10% of our combined voting power). No incentive stock option may be granted after June 27, 2013.

Exercise Price

Incentive stock options and non-qualified stock options may not be granted at an exercise price less than 100% of the fair market value of our common stock on the grant date (or 110%, in the case of an incentive stock option granted to any employee who owns common stock representing more than 10% of our combined voting power). The exercise price of stock appreciation rights may not be reduced below fair market value as of the grant date without stockholder approval. In the case of all other awards, the exercise or purchase price shall be determined by the compensation committee. The exercise or purchase price is generally payable in cash, check, shares of restricted stock, shares of unrestricted stock or with respect to options, payment through a broker-dealer sale and remittance procedure.

Section 162(m) of the Internal Revenue Code

Our 2003 long-term incentives plan contains provisions for the grant of awards intended to qualify as "performance-based" compensation within the requirements to Section 162(m), including annual limitations on the aggregate number of awards which may be awarded to a single individual and the establishment of performance conditions. Awards granted in the form of stock options and stock appreciation rights are deemed to be inherently performance-based, because such awards provide value to participants only if the price of our common stock appreciates. For restricted stock to qualify as performance-based compensation, the compensation committee must establish a performance condition with respect to such award in writing not later than 90 days after the commencement of the services to which it relates and while the outcome of the performance is substantially uncertain. The annual award limitations under the plan are discussed above under the caption "Proposal 3 — Approval of Amended and Restated 2003 Long-Term Incentives Plan — General Description of our Proposed Amended and Restated 2003 Long-Term Incentives Plan — Participant Award Limits" and the performance conditions established under the plan are described above under the caption "Proposal 3 — Approval of Amended and Restated 2003 Long-Term Incentives Plan — Section 162(m)."

Adjustment Provisions

In the event of any changes affecting the outstanding shares of our common stock by reason of a stock dividend or split, recapitalization, reclassification, merger or consolidation (whether or not we are the surviving corporation), reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, the board shall make or take such amendments, adjustments or actions with respect to our 2003 long-term incentives plan and outstanding awards and award agreements as it deems appropriate, in its sole discretion, under the circumstances, and its determination in that respect shall be final and binding.

Repricings

Except in connection with a corporate transaction (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding stock options or stock appreciation rights or cancel outstanding stock options or stock appreciation rights in exchange for cash, other awards or stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original stock options or stock appreciation rights without stockholder approval.

Amendment and Termination of our 2003 Long-Term Incentives Plan

The board may, at any time, amend, suspend or discontinue our 2003 long-term incentives plan in whole or in part, provided, however, that no such action shall impair the right of any holder of an award without the holder's consent. The plan remains in effect until all awards granted have been exercised or terminated; provided that awards may only be granted within 10 years from the effective date of the plan. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we intend to obtain stockholder approval of any amendment requiring such approval in such a manner and to such a degree as required.

Certain Federal Tax Consequences

The following summary of the federal income tax consequences of our 2003 long-term incentives plan transactions is based upon federal income tax laws in effect on the date of this proxy statement. This summary does not purport to be complete, and does not discuss, state, local or non-U.S. tax consequences.

Non-Qualified Stock Options

The grant of non-qualified stock options under our 2003 long-term incentives plan does not result in any federal income tax consequences to the participant or to us. Upon exercise of a non-qualified stock option, the participant is subject to income taxes at the rate applicable to ordinary income on the difference between the exercise price and the fair market value of the shares on the date of exercise. This income is subject to withholding for federal income and employment tax purposes.

Incentive Stock Options

The grant of incentive stock options does not result in any federal income tax consequences to the participant or to us. A participant recognizes no federal taxable income upon exercise of incentive stock options (subject to the alternative minimum tax rules discussed below), and we receive no deduction at the time of exercise. In the event of a disposition of shares of common stock acquired upon exercise of incentive stock options, the tax consequences depend upon how long the participant held the shares of common stock. The participant will recognize a long-term capital gain or loss equal to the difference between the sale price at disposition and the exercise price of the shares if the participant does not dispose of the shares within the later of: (i) two years after the incentive stock option was granted; and (ii) one year after the incentive stock option was exercised. We are not entitled to any tax deduction under these circumstances.

If the participant fails to satisfy either of the foregoing holding periods, the participant must recognize ordinary income in the year of the disposition. The amount of such ordinary income is generally the lesser of: (i) the difference between the amounts realized on the disposition and the exercise price; and (ii) the difference between the fair market value of the stock on the exercise date and the exercise price. Any gain in excess of the amount taxed as ordinary income will be treated as a long or short-term capital gain, depending on whether the stock was held for more than one year.

The "spread" under an incentive stock option (i.e., the difference between the fair market value of the shares at exercise and the exercise price) is classified as an item of adjustment in the year of exercise for purposes of the alternative minimum tax. If a participant's alternative minimum tax liability exceeds such participant's regular income tax liability, the participant will owe the larger amount of taxes. To avoid the application of alternative minimum tax with respect to incentive stock options, the participant must sell the shares during the same calendar year in which the incentive stock options were exercised. However, such a sale of shares within the same year of exercise will constitute a disqualifying disposition, as described above.

Restricted Stock

The grant of restricted stock subjects the recipient to ordinary income equal to the difference between the amount paid for such restricted stock and the fair market value of the shares of restricted stock on the date that the restrictions lapse. This income is subject to withholding for federal income and employment tax purposes. Any gain or loss on the recipient's subsequent disposition of the shares will receive long or short-term capital gain or loss treatment depending on how long the stock has been held since the restrictions lapsed. We do not receive a tax deduction for any such gain.

Recipients of restricted stock may make an election under Section 83(b) of the Internal Revenue Code to recognize the amount equal to the difference between the amount paid for such restricted stock and the fair market value on the date of the issuance of such restricted stock as ordinary income in the year that such restricted stock is granted. If such an election is made, the recipient recognizes no further ordinary income upon the lapse of any restrictions, and any gain or loss on subsequent disposition is considered long or short-term capital gain to the recipient. The Section 83(b) election must be made within 30 days from the time the restricted stock is issued.

Restricted Stock Units

A participant generally does not recognize income upon the grant of restricted stock units. Participants normally recognize ordinary income upon the settlement of the restricted stock units equal to the fair market value of the cash, shares or other securities or a combination thereof received on the date of settlement. This income is subject to withholding for federal income and employment tax purposes. Any gain or loss on the recipient's subsequent disposition of the shares or other securities will be taxed as capital gain or loss depending on whether the shares or other securities were held for more than one year. We do not receive a tax deduction for any such gain.

Unrestricted Stock

The grant of unrestricted stock subjects the recipient to ordinary income equal to the difference between the amount paid for such unrestricted stock and the fair market value of the unrestricted stock on the grant date. This income is subject to withholding for federal income and employment tax purposes. Any gain or loss on the recipient's subsequent disposition of the shares receives long or short-term capital gain or loss treatment depending on how long the stock has been held since the date such unrestricted stock was granted. We do not receive a tax deduction for any such gain.

Stock Appreciation Rights

Recipients of stock appreciation rights generally do not recognize income until the stock appreciation rights are exercised (assuming there is no ceiling on the value of the right). Upon exercise, the participant normally recognizes ordinary income for federal income tax purposes equal to the amount of cash and the fair market value the shares, if any, received upon such exercise. Participants are subject to withholding for federal income and employment tax purposes with respect to income recognized upon exercise of a stock appreciation right. Participants further recognize long or short-term capital gains upon the disposition of any shares received upon exercise of a stock appreciation right equal to the excess of the amount realized on such disposition over the ordinary income recognized with respect to such shares under the principles set forth above.

Dividends and Dividend Equivalents

Recipients of stock-based awards that earn dividends or dividend equivalents recognize ordinary income on any dividend payments received with respect to unvested and/or unexercised shares subject to such awards, which income is subject to withholding for federal income and employment tax purposes.

Tax Deductions

We are generally entitled to a tax deduction in the amounts recognized as ordinary income by participants, subject to the following limitations: (i) Section 162(m) of the Internal Revenue Code; (ii) the withholding of appropriate taxes with respect to such income (if required); and (iii) the reasonableness of each participant's compensation. We are generally not entitled to a tax deduction for amounts recognized by participants as ordinary income for dividends.

Section 409A

Acceleration of ordinary income, additional taxes and interest can apply to nonqualified deferred compensation that is not compliant with Section 409A of the Internal Revenue Code. To be compliant with Section 409A, rules with respect to the timing of elections to defer compensation, distribution events and funding must all be satisfied. Our 2003 long-term incentives plan includes provisions designed to ensure that awards will not be subject to adverse tax consequences applicable to deferred compensation under Section 409A.

Recommendation of the Board of Directors

The board recommends a vote "FOR" approval of proposal 3 — approval of amended and restated 2003 long-term incentives plan.

PROPOSAL 4 — APPROVAL OF AMENDED AND RESTATED DIRECTORS STOCK PLAN

General

We are seeking stockholder approval for our amended and restated directors stock plan, which, among other things, will: (i) increase the number of shares of common stock reserved for issuance under the plan by an additional 180,000 shares; (ii) place a limit on the number of shares of common stock which may be used for grants of restricted stock and restricted stock units from and after March 10, 2009; (iii) increase the automatic grant of stock options and add an automatic grant of restricted stock units to directors upon their initial election to the board; and (iv) increase the annual grant of stock options and restricted stock units to continuing directors. The amended and restated plan was approved by the compensation committee in January 2009.

Approval of this proposal 4 requires the affirmative vote of the holders of a majority of the shares of common stock represented in person or by proxy and entitled to vote on this proposal 4 at our annual meeting. Shares held by stockholders abstaining from voting on this proposal 4 will be counted for purposes of determining a quorum and determining the total number of shares necessary for approval of this proposal 4, but will not be voted. An abstention will have the effect of a negative vote. Broker non-votes will not be considered as present or voting and as such will have no effect on the vote for this proposal 4.

Increase in Shares Reserved for Issuance under our Directors Stock Plan

The amended and restated directors stock plan provides for an increase in the number of shares of common stock reserved for issuance under the plan from 288,000 shares to 468,000 shares, an increase of 180,000 shares. As of November 30, 2008, a total of 180,000 shares were subject to stock options, 30,000 shares of restricted stock were outstanding, 18,000 restricted stock units were outstanding and 48,371 shares remained available for issuance. Our directors stock plan is instrumental in recruiting and retaining qualified directors, and the amended and restated plan is necessary to ensure that we can continue to provide equity awards to supplement our cash compensation. The compensation committee determined that the increase of 180,000 shares was appropriate after a review of the compensation practices of our competitors and consultations with Semler Brossy and use of a stock options modeling tool.

Limit on Number of Shares Which May be Used for Grants of Restricted Stock and Restricted Stock Units

The amended and restated directors stock plan also places a limit of 114,000 shares of common stock which may be used for grants of all awards other than stock options (specifically restricted stock and restricted stock units) from and after March 10, 2009. This limit is subject to the aggregate number of shares reserved for issuance under the plan and does not apply to shares or restricted stock units received by a director pursuant to an election to receive such shares or restricted stock units in lieu of cash compensation for service as a member of the board. Previously, there was no limit on the number of shares which could be used for grants of restricted stock or restricted stock units.

Increases in Grants to New and Existing Directors

The amended and restated directors stock plan provides for a grant of 10,000 restricted stock units and 10,000 stock options for new directors upon their initial election to the board. Previously, new directors received 8,000 stock options and no restricted stock units upon their initial election.

With respect to continuing directors, the amendment provides for annual grants of 5,000 stock options and restricted stock units equal to the lesser of: (i) 5,000 restricted stock units; and (ii) the number of restricted stock units (rounded to the nearest whole share) equal to $45,000 divided by the closing price of our common stock on the grant date. Previously, continuing directors received annual grants of 4,000 stock options and restricted stock units equal to the lesser of: (i) 3,000 restricted stock units; and (ii) the number of restricted stock units (rounded to the nearest whole share) equal to $45,000 divided by the closing price of our common stock on the grant date.

The restricted stock units have the right to receive dividend equivalents in respect to the underlying shares, but the restricted stock units will not be settled, and such shares shall not be issued, until ten days after: (i) the recipient retires from the board after attaining age 55 and completing at least five years of service as a director; (ii) the recipient resigns from the board or ceases to be a director by reason of antitrust laws, compliance with our conflicts of interest policies, death, disability or other circumstances the board has not determined (prior to the expiration of such ten day period) that such resignation or cessation of service as a director is adverse to our best interests; or (iii) in connection with a change of control of the company. Dividend equivalents shall be automatically deferred and held subject to the settlement of the underlying restricted stock units. The stock options granted under the plan become exercisable as to 25% of the underlying award on each anniversary of the grant date for four years.

After a review of board compensation of our competitors, the compensation committee determined that the current level of our equity awards granted to our directors is below market. The compensation committee believes that the recruitment and retention of qualified directors is important to our success and is committed to providing competitive compensation for their services. Equity compensation is a key component of our compensation mix. It allows us to conserve cash for other purposes and to provide compensation that aligns our directors' interests with those of our stockholders.

New Plan Benefits

Except with respect to the annual grant of options and restricted stock units under our directors stock plan described above, the number of additional awards, if any, that any director may receive under the plan is at the discretion of the board or the compensation committee and therefore cannot be determined in advance. Our current non-employee directors, as a group, are expected to receive the following awards under the plan in fiscal year 2009:

	Number of Options	Number of Restricted Stock Units(1)
All current directors who are not executive officers, as a group (5 persons)	25,000	25,000

(1) Pursuant to the terms of our directors stock plan, the number of restricted stock units to be granted annually is the lesser of: (i) 5,000 restricted stock units; and (ii) the number of restricted stock units (rounded to the nearest whole share) equal to $45,000 divided by the closing price of our common stock on the date of grant.

General Description of our Proposed Amended and Restated Directors Stock Plan

A general description of the material terms of our proposed amended and restated directors stock plan is set forth below and is qualified in its entirety by reference to our proposed amended and restated directors stock plan, a copy of which is attached to this proxy statement as Appendix B, and which is incorporated herein by reference.

Purpose

The purpose of our directors stock plan is to link the compensation of our non-employee directors directly with the interests of our stockholders.

Shares Reserved for Issuance

An aggregate total of 468,000 shares of common stock are reserved for issuance under our directors stock plan. From and after March 10, 2009, up to 114,000 shares may be granted as restricted stock or restricted stock units (excluding shares or restricted stock units granted in lieu of cash compensation). Shares delivered under the plan may be authorized but unissued, held in treasury or a combination thereof. Shares subject to awards that are forfeited or otherwise terminated are available for subsequent grants under the plan.

Participation

Participation in our directors stock plan is limited to our non-employee directors.

Administration

Our directors stock plan is administered by the compensation committee, subject to the right of the board to exercise or authorize another committee or person to exercise some or all of the powers, responsibilities, powers and authority of the compensation committee. The compensation committee has the authority to interpret the plan, to prescribe, amend and rescind rules and regulations relating to the administration of the plan, and all such interpretations, rules and regulations shall be conclusive and binding.

Transferability

Our directors stock plan provides that awards may not be transferred other than: (i) by will or by the laws of descent and distribution; or (ii) by gift to members of the participant's immediate family or to a trust established for the benefit of one or more of the director's immediate family members or to a family charitable trust established by the director or a member of the director's immediate family. The term immediate family refers to the participant's spouse and natural, adopted or step-children or grandchildren.

Dividends

Dividends and dividend equivalents shall be automatically deferred and held subject to the vesting of the underlying restricted stock or the settlement of the underlying restricted stock units. No dividends or dividend equivalents will be paid for awards of stock options.

Adjustments

In the event of a change affecting our common stock on account of a merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination or other distribution, the board may make or take such amendments, adjustments and actions with respect to our directors stock plan as it deems appropriate.

Repricings

Except in connection with a corporate transaction (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding stock options or cancel outstanding stock options in exchange for cash, other awards or stock options with an exercise price that is less than the exercise price of the original stock options without stockholder approval.

Amendment and Termination of our Directors Stock Plan

Our directors stock plan may be amended by the board in any respect, provided that, without stockholder approval, no amendment shall: (i) materially increase the maximum number of shares available for delivery under our directors stock plan; (ii) materially increase the benefits accruing to participants under our directors stock plan; or (iii) materially modify the requirements as to eligibility for participation in the plan. The plan may be terminated at any time by the board.

Certain Federal Tax Consequences

Non-Qualified Stock Options

The grant of non-qualified stock options under our directors stock plan does not result in any federal income tax consequences to the participant or to us. Upon exercise of non-qualified stock options, the participant is subject to income taxes at the rate applicable to ordinary income on the difference between the option exercise price and the fair market value of the shares underlying the stock option on the date of exercise. This income is not subject to withholding for federal income and employment tax purposes. Any gain or loss on the participant's subsequent disposition of the shares of common stock will receive long or short-term capital gain or loss treatment, depending on whether the shares are held for more than one year following exercise. We are not entitled to a tax deduction for any such gain.

Restricted Stock

The grant of restricted stock subjects the recipient to ordinary income equal to the difference between the amount paid for such restricted stock and the fair market value of the shares on the date that the restrictions lapse. This income is not subject to withholding for federal income and employment tax purposes. Any gain or loss on the recipient's subsequent disposition of the shares will receive long or short-term capital gain or loss treatment depending on how long the stock has been held since the restrictions lapsed. We are not entitled to a tax deduction for any such gain.

Restricted Stock Units

A participant does not generally recognize income upon the grant of restricted stock units. Upon the issuance of shares once the restricted stock units have vested, participants normally recognize ordinary income in the year of receipt equal to the fair market value of the shares that are received. This income is not subject to withholding for federal income and employment tax purposes. Any gain or loss on the recipient's subsequent disposition of the shares will be taxed as capital gain or loss depending on whether the shares were held for more than one year. We are not entitled to a tax deduction for any such gain.

Tax Deductions

We are generally entitled to a tax deduction in the amounts recognized as ordinary income by participants, so long as each participant's total compensation is deemed reasonable in amount.

Recommendation of the Board of Directors

The board recommends that stockholders vote "FOR" approval of proposal 4 — approval of amended and restated directors stock plan.

PROPOSAL 5 — APPROVAL OF STOCK OPTION EXCHANGE PROGRAM FOR PARTICIPANTS IN OUR EQUITY COMPENSATION PLANS (EXCLUDING NAMED EXECUTIVE OFFICERS AND DIRECTORS)

General

In January 2009, the board approved, subject to stockholder approval, a one-time stock option exchange program under which, if implemented, eligible participants will be permitted to exchange outstanding stock options issued under our 2003 long-term incentives plan and our 2003 stock option plan, each as amended and restated, for new stock options. Stock options are eligible for exchange based on the following criteria: (i) the exercise price of eligible stock options must not be lower than the highest closing price of our common stock as reported on NASDAQ during the 52 weeks preceding the date on which we commence the stock option exchange program; and (ii) eligible stock options must not have been granted within 19 months prior to the date on which we commence the stock option exchange program.

Under the terms of the stock option exchange program, eligible stock options will be exchanged for new stock options with an exercise price equal to the closing price of our common stock on NASDAQ on the exchange date. The exchange will take place based on an exchange ratio that depends on the exercise price of the eligible stock options, the closing price of our common stock on the exchange date and the remaining term to expiration. Subject to certain limitations, the fair value of the new stock options, as determined under FAS 123R, to be received as part of the exchange will be approximately equal to the fair value, as determined under FAS 123R, of the exchanged stock options. We do not expect any related expenses to be material. The new stock options will be subject to a new vesting schedule.

Our named executive officers and directors are not eligible to participate in the stock option exchange program and do not stand to benefit from the program other than in their capacity as stockholders. The difference between the number of shares underlying the exchanged stock options and the number of shares underlying the new stock options will be cancelled and will not be eligible to be reissued under our 2003 long-term incentives plan or our 2003 stock option plan.

Stockholder approval is required for this proposal 5 under the listing rules of the NASDAQ Stock Market, Inc., as well as by the terms of our 2003 long-term incentives plan and our 2003 stock option plan. Approval of this proposal 5 requires the affirmative vote of the holders of a majority of the shares of common stock represented in person or by proxy and entitled to vote on this proposal 5 at our annual meeting. Shares held by stockholders abstaining from voting on this proposal 5 will be counted for purposes of determining a quorum and determining the total number of shares necessary for approval of this proposal 5 but will not be voted. An abstention will have the effect of a negative vote. Broker non-votes will not be considered as present or voting and as such will have no effect on the vote for this proposal 5.

If approved by our stockholders, the stock option exchange program will commence at the discretion of the compensation committee. The compensation committee will retain the authority, in its discretion, to terminate, amend or postpone the program at any time.

Reasons for the Stock Option Exchange Program

We have granted stock options to a significant portion of our employees because we believe that stock options align our employees' interests with those of our stockholders. Equity compensation encourages employees to work toward our success and provides a means by which employees can benefit from increases in the value of our common stock. Equity compensation is further useful as a component of overall compensation, as it allows us to conserve cash for other uses.

The exercise prices of our stock options are set at or above the closing price of our common stock on NASDAQ on the grant date. The decrease in our stock price over the last five years has resulted in most of our stock options having exercise prices significantly higher than the current market price of our common stock, meaning an important component of our compensation program is perceived by employees as having little value. Like many other companies in the semiconductor industry, we have experienced a general and pronounced decline in our common stock price due to various factors, including significant adverse changes in the Chinese market for our products, notable softness in demand from customers in Europe, the Middle East and Africa and customer consolidation in the telecommunications industry. Global delays in implementing next-generation telecommunications networks have also led to substantially slower growth in the development of the market for our voice-over-Internet Protocol products. Similarly, global telecommunications carriers have generally delayed their anticipated rollout of fixed-mobile convergence platforms in efforts to extend the life of their existing networks. Our resulting inability to fully capitalize on our substantial investments in voice-over-Internet Protocol research and development and sales and marketing efforts has also had an adverse impact on our stock price. In addition, throughout much of fiscal year 2008, the outstanding debt on our balance sheet exceeded our cash and cash equivalents. We believe this "net debt" balance sheet may have created some concerns regarding our liquidity, especially in light of the global credit crisis, negatively impacting our common stock price. Despite these challenges, at the end of fiscal year 2008, we had achieved six consecutive quarters of non-GAAP operating profitability and four consecutive quarters of positive cash flow. We also took actions to significantly strengthen our liquidity at the end of fiscal year 2008 and during the first quarter of fiscal 2009, however, these achievements have not yet translated into an improvement in our common stock price. Approximately 99% of the stock options held by employees eligible for the stock option exchange program as of November 30, 2008 had exercise prices equal to or greater than an assumed threshold price of $4.75 per share.

We have structured the stock option exchange program to align stockholder and employee interests. Factors that we considered in structuring the program include the following:

- *The new stock options offer a meaningful incentive for eligible employees.* The majority of our stock options are ineffective for retention and compensation purposes as they have exercise prices significantly higher than the current market price of our common stock. The stock option exchange program will allow us to provide our employees, who are important to our future growth, with new stock options under which they have an opportunity to realize value. The board believes that the stock option exchange program will be a strong way to improve employee morale and boost retention.
- *The overall number of shares subject to equity awards will be reduced.* We expect the stock option exchange program to reduce the number of shares that may be issued upon the exercise of stock options.

Assuming a threshold price of $4.75, stock options for a total of 1,098,191 shares, with an aggregate weighted average exercise price of $12.32 and weighted average remaining term of 3.55 years, will be eligible for participation in the program as of November 30, 2008. If all eligible stock options were exchanged for new stock options with an exercise price of $2.01 per share, approximately 397,542 new stock options will be granted. Approximately 700,649 shares, constituting 2.94% of our outstanding common stock, will be permanently cancelled and unavailable for reissue. All stock options that are not exchanged will remain outstanding in accordance with their existing terms.

As of November 30, 2008, the number of stock options outstanding and shares available under our plans were as follows:

	Shares/Options Outstanding	Shares Available	Weighted Avg. Exercise Price	Weighted Avg. Remaining Term
2003 long-term incentives plan	1,526,380	279,028	11.25	4.83
2003 stock option plan	1,420,168	—	9.67	1.57
Total	2,946,548	279,028	10.49	3.26

- *Only outstanding stock options with an exercise price higher than the threshold price and not granted within 19 months prior to the commencement of the stock option exchange program will be eligible to participate.* As of November 30, 2008, approximately 99% of our eligible employee stock options had exercise prices higher than $4.75 with exercise prices ranging from $4.77 to $49.45. As a result, even if our stock price increases significantly, most of our outstanding stock options will be ineffective for retention and compensation purposes.

- *Our named executive officers and our directors will not be eligible to participate in the stock option exchange program.* Although our named executive officers and directors also hold stock options with exercise prices significantly higher than the current market price of our common stock, they are not eligible to participate in the stock option exchange program. Because the compensation of our named executive officers is higher than other employees both in terms of overall compensation and number of equity awards, the board did not believe it appropriate to include them. We have excluded directors because the primary focus of the program is on delivering value to and retaining our employees.

- *The new stock options will be subject to new vesting schedules.* Because the new stock options will vest over periods that range from six months to three years following the date of grant, we expect these awards to encourage employees to remain with our company over the vesting period of awards. The terms of the new options granted under the stock option exchange program will be no greater than the terms of the options exchanged.

Description and Implementation of the Stock Option Exchange Program

We have not commenced the stock option exchange program and will not do so unless and until our stockholders approve this proposal 5. Upon stockholder approval, the program will commence at the discretion of the compensation committee. At the time the program is commenced, eligible employees will be sent written materials explaining the prices, terms and timing of the exchange and will be given at least 20 business days to elect to exchange their eligible stock options for new stock options. At the conclusion of this election period, the tendered stock options will be exchanged for new stock options and cancelled. The compensation committee will retain the authority, in its discretion, to terminate, amend or postpone the program at any time.

At or before commencement of the stock option exchange program, we will file the written materials with the SEC as part of a tender offer statement on Schedule TO. Eligible employees, as well as stockholders and members of the public, will be able to obtain these written materials and other relevant documents filed by us with the SEC free of charge from the SEC's website at *www.sec.gov* or at our website at *www.mindspeed.com.*

Stock Options Eligible for Exchange

Stock options eligible for the exchange must meet the following criteria: (i) the exercise price of such stock options must be lower than the highest closing price of our common stock as reported on NASDAQ during the 52 weeks preceding the date on which we commence the stock option exchange program; and (ii) the stock options must have been granted more than 19 months prior to the date on which we commence the stock option exchange program.

Eligible Employees

Only our employees are eligible to participate in the stock option exchange program, excluding our named executive officers and directors. In addition, we may exclude employees in certain non-U.S. jurisdictions if local laws will make their participation illegal, infeasible or impractical. An employee must be employed by us or one of our subsidiaries both at the time the stock option exchange program commences and on the date the eligible stock options are cancelled and the new stock options are granted to replace them. Any eligible employee holding eligible stock options who elects to participate in the program but whose employment terminates for any reason prior to the grant of the new stock option will not be eligible to participate in the program and will instead retain his or her eligible stock options subject to their existing award agreements.

Exchange Ratio

In the proposed stock option exchange program, eligible employees will be offered a one-time opportunity to exchange their current eligible stock options for new stock options, such that the fair value of the new stock options under FAS 123R will be approximately equal (as a group) to the fair value of the exchanged stock options under FAS 123R. The number of outstanding eligible stock options that must be tendered in exchange for the grant of a new stock option to purchase one share of common stock is known as the exchange ratio. Subject to the minimum ratios set forth in the table below, the exchange ratio for new stock options to be issued in exchange for tendered stock options depends on the exercise price of the tendered eligible stock options, the closing share price of our common stock on the exchange date and the remaining term to expiration. The exchange ratios were established after consultation with Semler Brossy and use of a stock options modeling tool. In reviewing the exchange ratios, we generally used the Black-Scholes option valuation formula to calculate the estimated values of eligible stock options before the exchange and the values of new stock options after the exchange and applied the exchange ratios. The valuation model took into account various factors, including the current and estimated future fair market value of our common stock, the weighted average exercise price of the eligible stock options proposed to be exchanged, estimated weighted average remaining terms of the eligible stock options and new stock options, prevailing interest rates and the historical volatility of our stock price.

The table below sets forth possible exchange ratios based on different exercise prices. The table assumes a threshold price of $4.75 and incorporates options outstanding as of November 30, 2008.

		Exchange Ratio(1) Closing Share Price on the Exchange Date					
Eligible Stock Option Exercise Prices(2)	Weighted Average Remaining Term to Expiration	≤$0.25	$0.26 - $0.50	$0.51 - $1.00	$1.01 - $1.50	$1.51 - $2.00	≥$2.01 (Minimum Ratio)(3)
$ 4.77 – $ 5.95 ...	1.59	408.25	29.25	8.25	4.00	2.75	2.50
$ 6.05 – $ 7.45 ...	4.23	11.25	4.25	2.75	2.00	2.00	2.00
$ 8.25 – $ 8.95 ...	5.69	6.50	3.25	2.25	1.75	1.75	1.50
$ 9.00 – $ 9.75 ...	4.57	12.25	4.75	3.00	2.25	2.00	2.00
$10.00 – $10.95 ...	5.72	7.50	3.75	2.50	2.00	2.00	2.00
$11.05 – $12.45 ...	2.79	117.50	20.00	8.25	4.75	3.50	3.00
$12.60 – $13.55 ...	2.48	300.25	37.00	13.00	6.75	4.50	4.00
$14.75 – $15.85 ...	3.74	46.25	12.00	6.00	4.00	3.00	3.00
$16.00 – $16.85 ...	3.24	98.00	19.50	8.50	5.00	3.75	3.50
$17.25 – $19.90 ...	4.15	38.25	11.00	5.75	3.75	3.00	3.00
$21.25 – $25.25 ...	2.66	631.50	71.25	23.00	11.25	7.50	6.50
$32.20 – $38.50 ...	2.87	793.00	92.50	30.00	14.75	9.75	8.50
$47.50 – $49.45 ...	2.75	2,769.75	244.50	67.50	29.50	18.00	14.50

(1) If application of the applicable exchange ratio to particular new stock options to be issued in exchange for eligible stock options tendered results in a fractional share, the number of shares underlying the new stock options will be rounded down to the nearest whole share on a grant-by-grant basis. No consideration will be paid for such fractional shares.

(2) The stated exchange ratio will apply for all exercise prices for eligible stock options within the applicable price range (if, for example the exercise price for an eligible stock option is $10.25 and the closing share price on the exchange date is $1.25, then the exchange ratio will be 2:1, (i.e., an optionee will receive a new stock option for one share of common stock for each two shares of common stock underlying an eligible stock option that is tendered for exchange)).

For example, if the closing share price on the exchange date is $1.75, then:

- 27,500 eligible stock options with an exercise price of $5.00 per share may be exchanged for a new stock option for 10,000 shares of common stock;
- 45,000 eligible stock options with an exercise price of $12.80 per share may be exchanged for a new stock option for 10,000 shares of common stock; and
- 180,000 eligible stock options with an exercise price of $48.00 per share may be exchanged for a new stock option for 10,000 shares of common stock.

(3) The minimum ratio represents the lowest exchange ratio that may be applied to a particular range of eligible stock option exercise prices, regardless of our closing share price on the exchange date.

For example, if the closing share price on the exchange date is $3.50, then:

- 25,000 eligible stock options with an exercise price of $5.00 per share may be exchanged for a new stock option for 10,000 shares of common stock;
- 40,000 eligible stock options with an exercise price of $12.80 per share may be exchanged for a new stock option for 10,000 shares of common stock; and
- 145,000 eligible stock options with an exercise price of $48.00 per share may be exchanged for a new stock option for 10,000 shares of common stock.

The exchange ratios shown in the table above illustrate the difference between the relatively lower values of eligible stock options with higher exercise prices compared to the correspondingly higher values of eligible stock options with lower exercise prices. The exchange ratios are primarily derived from the stock option's exercise price and remaining term to expiration. Higher stock option exercise prices result in lower values if the closing share price on the exchange date is low, and, therefore, higher exchange ratios and fewer new stock options. Longer terms to expiration have the opposite effect. Longer terms to expiration result in higher values, and, therefore, lower exchange ratios and more new stock options.

The following table summarizes information regarding eligible stock options as of November 30, 2008, and assumes a threshold price of $4.75.

Exercise Price of Eligible Stock Options	Weighted Average Remaining Term to Expiration	Number of Shares Underlying Eligible Stock Options	Weighted Average Exercise Price of Eligible Stock Options	Maximum Number of Shares Underlying New Stock Options that may be Granted upon Tender of Eligible Stock Options
$ 4.75 – $ 5.95	1.59	61,158	$ 5.01	24,463
$ 6.05 – $ 7.45	4.23	23,595	$ 6.82	11,798
$ 8.25 – $ 8.95	5.69	12,290	$ 8.68	8,193
$ 9.00 – $ 9.75	4.57	52,818	$ 9.34	26,409
$10.00 – $10.95	5.72	239,455	$10.88	119,728
$11.05 – $12.45	2.79	299,512	$11.57	99,837
$12.60 – $13.55	2.48	224,025	$13.27	56,006
$14.75 – $15.85	3.74	19,717	$15.37	6,572
$16.00 – $16.85	3.24	110,976	$16.15	31,707
$17.25 – $19.90	4.15	28,395	$18.61	9,465
$21.25 – $25.25	2.66	9,480	$22.98	1,458
$32.20 – $38.50	2.87	15,390	$32.81	1,811
$47.50 – $49.45	2.75	1,380	$48.50	95

New Stock Options

The new stock options will be granted under our 2003 long-term incentives plan or our 2003 stock option plan (depending on the plan under which the exchanged option was originally issued) with substantially the same terms as the exchanged stock options, other than the exercise price, number of shares subject to the option and the vesting schedule. The new stock options will be entirely unvested at the time they are granted and will become vested on the basis of the eligible employee's continued employment with us or any of our subsidiaries. The new vesting schedule for each new stock option will be based on the expiration dates of the exchanged stock options and will range from six months to three years.

The table below sets forth the method for calculating the new vesting periods:

Expiration Date of Exchanged Options	New Stock Option Vesting Period
Within or equal to 12 months from exchange date	Six months
Greater than 12 months and fewer than or equal to 24 months from exchange date	One year
Greater than 24 months and fewer than or equal to 36 months from exchange date	50% per year for two years
Greater than 36 months from exchange date	33⅓% per year for three years

Cancellation of a Portion of the Tendered Eligible Stock Options

The excess of the shares represented by the tendered eligible stock options over the shares represented by the new stock options will be cancelled upon completion of the stock option exchange program. Any shares represented by eligible stock options that are not tendered in connection with the program will be unaffected and remain exercisable according to their existing terms.

Accounting Terms

The stock option exchange program will be accounted for under FAS 123R. Under these rules, the exchange of eligible stock options for new stock options will be characterized as a modification of the eligible stock options. As a result, the difference, if any, between the fair value of the new stock options over the fair value of the exchanged stock options, determined as of the time of the exchange, will be accounted for as an expense. We do not expect any such expense to be material. The accounting consequences will depend in part on participation levels, as well as on the exchange ratios and vesting schedules established at the time of the exchange.

U.S. Federal Income Tax Consequences

The exchange of eligible stock options should be treated as a non-taxable exchange and neither we nor our employees should recognize any income for U.S. federal income tax purposes upon the grant of the new stock options. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences.

Potential Modification to Terms to Comply with Governmental Requirements

As indicated above, the terms of the stock option exchange program will be described in a Schedule TO that we will file with the SEC. Although we do not anticipate that the SEC will require us to materially modify the terms of the program, it is possible that we will need to alter the terms of the stock option exchange program to comply with comments from the SEC. It is also possible that we will need to make modifications to the terms offered to employees in countries outside the United States either to comply with local requirements or for tax or accounting reasons. We reserve the right not to conduct the stock option exchange program in any country in which we deem it inadvisable to do so for any reason.

Effect on Stockholders

We are not able to predict the effect the stock option exchange program will have on our stockholders because we are unable to predict how many or which eligible employees will exchange their eligible stock options. Assuming a threshold price of $4.75, and a closing share price on the exchange date of $2.01, if all eligible stock options are exchanged, a net reduction in overhang of 700,649 shares, or approximately 2.94% of our common stock outstanding as of November 30, 2008 will result. The actual reduction in our overhang that could result from the exchange could differ materially and is dependent on a number of factors, including the price per share of our common stock at the time of the exchange. Any reduction in overhang may be partially offset by the grant of additional awards under our 2003 long-term incentives plan as discussed above under the caption "Proposal 3 — Approval of Amended and Restated 2003 Long-Term Incentives Plan."

New Plan Benefits

Because participation in the stock option exchange program is voluntary, the benefits or amounts that will be received by any participant or groups of participants are not currently determinable. None of our named executive officers or directors will be eligible to participate. The information as of November 30, 2008 in the following table assumes: (i) a threshold price of $4.75; (ii) a closing share price on the exchange date of $2.01; (iii) that all of the eligible stock options are exchanged; and (iv) new stock options are granted in accordance with the applicable exchange ratio:

Name and Principal Position	Eligible Stock Options		New Stock Options
	Number of Shares Underlying Options	Range of Exercise Prices	Number of Shares Underlying Options(1)
Named executive officers	—	—	—
All eligible executive officers as a group(2)	117,185	$4.85 - $22.03	45,282
All directors who are not executive officers as a group(3)	—	—	—
Employees as a group (excluding executive officers)	981,006	$4.77 - $49.45	352,260

(1) The exercise price will be equal to the fair market value of our common stock on the new grant date and, accordingly, cannot be determined at this time.

(2) Named executive officers are not eligible to participate in the stock option exchange program.

(3) Our directors hold stock options under our directors stock plan and are not eligible to participate in the stock option exchange program.

General Description of our Proposed Amended and Restated 2003 Long-Term Incentives Plan

A general description of the material terms of our proposed amended and restated 2003 long-term incentives plan is set forth above under the caption "Proposal 3 — Approval of Amended and Restated 2003 Long-Term Incentives Plan — General Description of our Proposed Amended and Restated 2003 Long-Term Incentives Plan" and is qualified in its entirety by the terms of our proposed amended and restated 2003 long-term incentives plan, a copy of which is attached to this proxy statement as Appendix A and is incorporated herein by reference.

General Description of our 2003 Stock Option Plan

A general description of the material terms of our 2003 stock option plan is set forth below and is qualified in its entirety by reference to our 2003 stock option plan, a copy of which is attached to this proxy statement as Appendix C and is incorporated herein by reference.

Purpose

The purpose of our 2003 stock option plan is to allow us to fulfill our obligations with respect to stock options we assumed in connection with our spinoff from Conexant and to foster creation and enhancement of stockholder value by linking the compensation of our executive officers and employees to increases in the price of our common stock. The plan is divided into sub-plans in order to facilitate our obligations under each plan from which the assumed stock options derived. There are no remaining shares available for issuance under the plan. However, any shares subject to the unexercised portion of any terminated, forfeited or cancelled option are available for future option grants in connection with an offer to exchange outstanding options for new options.

Shares Reserved for Issuance under our 2003 Stock Option Plan

There were no shares available for issuance under our 2003 stock option plan as of November 30, 2008. Without the approval of our stockholders, the compensation committee may not amend the plan to increase the number of shares available for issuance under the plan.

Administration

The compensation committee may exercise all responsibilities, powers and authority relating to the administration of our 2003 stock option plan not reserved by the board. The board, however, reserves the right, in its sole discretion, to exercise or authorize another committee or person to exercise some or all of the responsibilities, powers and authority vested in the compensation committee under the plan.

The compensation committee has the power to interpret our 2003 stock option plan and any sub-plan, to adopt, amend and rescind rules, regulations and procedures relating to the plan and any sub-plan, to make, amend and rescind determinations under the plan and any sub-plan and to take all other actions that the compensation committee deems necessary or appropriate for the implementation and administration of the plan and any sub-plan.

Participation

Participants under our 2003 stock option plan include any person who, as of the close of business on the date of our spinoff from Conexant, held one or more outstanding stock options under one or more of Conexant's stock option plans and who, for purposes of a particular sub-plan, also satisfied the additional requirements of the sub-plan.

Stock Options

The outstanding stock options entitle the holders thereof to purchase shares of our common stock at an exercise price determined pursuant to the adjustment provisions of the employee matters agreement executed at the time of our spinoff from Conexant. The stock options otherwise have the same terms and conditions as the Conexant stock options from which they are derived, except the purchase price upon exercise of the stock options may be payable in full, in cash, in shares of our common stock or in a combination of cash and our common stock (based on the fair market value of our shares on the date the stock option is exercised). Stock options granted under our 2003 stock option plan may be exercised in full at one time or in part from time to time by giving notice of exercise pursuant to the procedures and the terms and conditions adopted by the compensation committee from time to time.

Payment in shares of our common stock is at the discretion of the compensation committee and no fractional shares of our common stock will be issued or accepted. In addition, the compensation committee may permit any participant to simultaneously exercise stock options and sell the shares of common stock acquired, pursuant to a brokerage or similar arrangement approved in advance by the compensation committee and use the proceeds from such sale as payment of the purchase price of our common stock and any applicable withholding taxes.

Sub-Plan L

Sub-plan L of our 2003 stock option plan permits grants to eligible employees and non-employees of stock options to purchase common stock, either as non-qualified stock options or (as to eligible employees) incentive stock options in connection with an offer to exchange outstanding options for new stock options. Grants under sub-plan L will contain provisions with respect to assignability of the stock options, treatment of stock options following termination from employment, performance conditions for the acceleration, exercisability or vesting of an award (if any), and permitted methods of collecting applicable tax withholding amounts, all as decided by the compensation committee at the time of grant.

A non-qualified stock option is exercisable at such time or times, not to exceed 10 years from the date of grant, as the compensation committee may determine, at a price not less than 100% of the fair market value on the date the stock option is granted. An incentive stock option is a stock option that complies with the requirements of Section 422 of the Internal Revenue Code. The aggregate fair market value (determined at the time of grant) of the shares of our common stock subject to incentive stock options which are exercisable by one person for the first time during a particular calendar year may not exceed $100,000.

No incentive stock option may be granted under Sub-Plan L on or after June 27, 2013. No incentive stock option may be exercisable more than: (i) ten years after the date the option is granted, for an employee who is not a 10% stockholder on the date the option is granted; and (ii) five years after the date the option is granted, for an employee who is a 10% stockholder on the date the option is granted.

The exercise price of any incentive stock option may not be less than: (i) the fair market value of our common stock subject to the option on the date the option is granted, for an employee who is not a 10% stockholder on that date; and (ii) 110% of the fair market value of our common stock subject to the option on the date the option is granted, for an employee who is a 10% stockholder on that date.

Adjustment Provisions

The board may make such amendments to our 2003 stock option plan and make or take such adjustments and actions as it may deem appropriate under the circumstances if there is any change in our common stock on account of any merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination, or other distribution to holders of our common stock (other than a cash dividend); subject, however, to the specific provisions of each individual sub-plan regarding adjustments.

Repricings

Except in connection with a corporate transaction (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding stock options or cancel outstanding stock options in exchange for cash, other awards or stock options with an exercise price that is less than the exercise price of the original stock options without stockholder approval.

Amendment and Termination of our 2003 Stock Option Plan

Except for amendments and adjustments in the event of changes in shares of our common stock, the compensation committee may not, without the approval of stockholders, increase the number of shares of our common stock that may be delivered under the our 2003 stock option plan. No amendment, suspension or termination may impair the rights of any holder of options without that holder's consent.

Certain Federal Tax Consequences

For a summary of the federal income tax consequences of 2003 stock option plan transactions relating to non-qualified stock options and incentive stock options, see "Proposal 3 — Approval of Amended and Restated 2003 Long-Term Incentives Plan — Certain Federal Tax Consequences."

Recommendation of the Board of Directors

The board recommends that stockholders vote "FOR" approval of proposal 5 — approval of stock option exchange program for participants in our equity compensation plans (excluding named executive officers and directors).

APPENDIX A

MINDSPEED TECHNOLOGIES, INC.

2003 LONG-TERM INCENTIVES PLAN,
AS AMENDED AND RESTATED
AS OF JANUARY 19, 2009

Section 1: Purpose

The purpose of the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan (as amended and restated, the "Plan") is to provide incentive compensation to officers, executives and other employees, and prospective employees, contractors and consultants of the Company and its Subsidiaries; to attract and retain individuals of outstanding ability; and to align the interests of such persons with the interests of the Company's shareholders.

Section 2: Definitions

The following terms, as used herein, shall have the meaning specified:

"Award" means an award granted pursuant to Section 4.

"Award Agreement" means a letter to a Participant, together with the terms and conditions applicable to an Award granted to the Participant, issued by the Company, as described in Section 6.

"Board of Directors" means the Board of Directors of the Company as it may be comprised from time to time.

"Code" means the Internal Revenue Code of 1986, and any successor statute, as it or they may be amended from time to time.

"Committee" means the Compensation and Management Development Committee of the Board of Directors as it may be comprised from time to time or another committee of the Board of Directors designated by the Board of Directors to administer the Plan.

"Company" means Mindspeed Technologies, Inc., a Delaware corporation, and any successor corporation.

"Conexant" means Conexant Systems, Inc., a Delaware corporation, and any successor corporation.

"Employee" means, subject to the exclusions set forth below, an individual who was hired (and advised that he or she was being hired) directly by the Company or a Subsidiary as a regular employee and who at the time of grant of an Award performs regular employment services directly for the Company or a Subsidiary, but shall not include (a) members of the Board of Directors who are not also employees of the Company or a Subsidiary or (b) any individuals who work, or who were hired to work, or who were advised that they work: (i) as independent contractors or employees of independent contractors; (ii) as temporary employees, regardless of the length of time that they work at the Company or a Subsidiary; (iii) through a temporary employment agency, job placement agency, or other third party; or (iv) as part of an employee leasing arrangement between the Company or a Subsidiary and any third party. For the purposes of the Plan, the exclusions described above shall remain in effect even if the described individual could otherwise be construed as an employee under any applicable common law.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Exchange Act" means the Securities Exchange Act of 1934, and any successor statute, as it may be amended from time to time.

"Executive Officer" means an Employee who is an executive officer of the Company as defined in Rule 3b-7 under the Exchange Act (or any successor provision).

"Fair Market Value" means the closing sale price of the Stock as reported on the Nasdaq Stock Market or such other national securities exchange or automated inter-dealer quotation system on which the Stock has

been duly listed and approved for quotation and trading on the relevant date, or if no sale of the Stock is reported for such date, the next preceding day for which there is a reported sale.

"Incentive Stock Option" means an option to purchase Stock that is granted pursuant to Section 4(b) or pursuant to any other plan of the Company or a Subsidiary that complies with Code Section 422.

"Immediate Family" means a participant's spouse and natural, adopted or step-children and grandchildren.

"Mindspeed Distribution Date" means the date on which Conexant completes the pro rata distribution of all outstanding Stock to Conexant shareowners.

"Non-Employee" means an individual who at the time of grant of an Award (a) has been extended an offer of employment with the Company or a Subsidiary but who has not yet accepted the offer and become an Employee, or (b) performs consulting, contracting or other services for the Company or a Subsidiary other than in a capacity as an Employee or who has been extended an offer to perform consulting, contracting or other services for the Company or a Subsidiary, but shall not include members of the Board of Directors.

"Non-Qualified Stock Option" shall have the meaning set forth in Section 4(a).

"Participant" means any Employee or Non-Employee who has been granted an Award pursuant to the Plan.

"Restricted Stock" shall have the meaning set forth in Section 4(c).

"Restricted Stock Units" shall have the meaning set forth in Section 4(f).

"SARs" shall have the meaning set forth in Section 4(e).

"Stock" means shares of common stock, par value $.01 per share, of the Company, or any security of the Company issued in substitution, exchange or lieu thereof.

"Subsidiary" means any corporation or other entity in which the Company, directly or indirectly, controls 50% or more of the total combined voting power of such corporation or other entity.

"Ten-Percent Shareholder" means any person who owns, directly or indirectly, on the relevant date, securities having ten percent (10%) or more of the combined voting power of all classes of the Company's securities or of its parent or subsidiaries. For purposes of applying the foregoing ten percent (10%) limitation, the rules of Code Section 424(d) shall apply.

"Unrestricted Stock" shall have the meaning set forth in Section 4(d).

Section 3: Eligibility

Persons eligible for Awards shall consist of Employees and Non-Employees whose performance or potential contribution, in the judgment of the Committee, will benefit the future success of the Company and/or a Subsidiary. Notwithstanding the foregoing, only Employees will be eligible for Awards of Incentive Stock Options, Restricted Stock, Restricted Stock Units and/or Unrestricted Stock under the Plan and only Employees who are foreign nationals or employed outside the United States will be eligible for Awards of SARs under the Plan.

Section 4: Awards

The Committee may grant any of the following types of Awards, either singly, in tandem or in combination with other types of Awards, as the Committee may in its sole discretion determine:

a. *Non-Qualified Stock Options.* A "Non-Qualified Stock Option" is an Award to an Employee or Non-Employee in the form of an option to purchase a specific number of shares of Stock exercisable at such time or times, and during such specified time not to exceed ten (10) years, as the Committee may determine, at a price not less than 100% of the Fair Market Value of the Stock on the date the option is granted.

(i) The purchase price of the Stock subject to the option may be paid in cash. At the discretion of the Committee, the purchase price may also be paid by the tender of Stock (the value of such Stock shall be its

Fair Market Value on the date of exercise), or through a combination of Stock and cash, or through such other means as the Committee determines are consistent with the Plan's purpose and applicable law. No fractional shares of Stock will be issued or accepted.

(ii) Without limiting the foregoing, the Committee may permit Participants, either on a selective or aggregate basis, to simultaneously exercise options and sell the shares of Stock thereby acquired, pursuant to a brokerage or similar arrangement approved in advance by the Committee, and use the proceeds from such sale as payment of the purchase price of such Stock and any applicable withholding taxes.

(iii) Dividends and dividend equivalents shall not be paid on Non-Qualified Stock Options.

b. *Incentive Stock Options.* An Incentive Stock Option is an Award to an Employee in the form of an option to purchase a specified number of shares of Stock that complies with the requirements of Code Section 422, which option shall, subject to the following provisions, be exercisable at such time or times, and during such specified time, as the Committee may determine.

(i) The aggregate Fair Market Value (determined at the time of the grant of the Award) of the shares of Stock subject to Incentive Stock Options which are exercisable by one person for the first time during a particular calendar year shall not exceed $100,000.

(ii) No Incentive Stock Option may be granted under the Plan after June 27, 2013.

(iii) No Incentive Stock Option may be exercisable more than:

(A) in the case of an Employee who is not a Ten-Percent Shareholder on the date the option is granted, ten (10) years after the date the option is granted, and

(B) in the case of an Employee who is a Ten-Percent Shareholder on the date the option is granted, five (5) years after the date the option is granted.

(iv) The exercise price of any Incentive Stock Option shall not be less than:

(A) in the case of an Employee who is not a Ten-Percent Shareholder on the date the option is granted, the Fair Market Value of the Stock subject to the option on such date; and

(B) in the case of an Employee who is a Ten-Percent Shareholder on the date the option is granted, 110% of the Fair Market Value of the Stock subject to the option on such date.

(v) The Committee may provide that the exercise price of an Incentive Stock Option may be paid by one or more of the methods available for paying the exercise price of a Non-Qualified Stock Option.

(vi) Dividends and dividend equivalents shall not be paid on Incentive Stock Options.

c. *Restricted Stock.* Restricted Stock is an Award of Stock that is issued to an Employee subject to restrictions on transfer and such other restrictions on incidents of ownership as the Committee may determine. Subject to such restrictions, a Participant as owner of shares of Restricted Stock shall have the rights of a holder of shares of Stock, except that the Committee shall provide at the time of the Award that any dividends or other distributions paid on the Restricted Stock while subject to such restrictions shall be reinvested in Stock and held subject to the same restrictions as the Restricted Stock and such other terms and conditions as the Committee shall determine. Shares of Restricted Stock shall be registered in the name of the Participant and, at the Company's sole discretion, (i) shall be held in book-entry form subject to the Company's instructions until the restrictions relating thereto lapse, or (ii) shall be evidenced by a certificate, which shall bear an appropriate restrictive legend, shall be subject to appropriate stop-transfer orders and shall be held in custody by the Company until the restrictions relating thereto lapse, and the Participant shall deliver to the Company a stock power endorsed in blank relating to the Restricted Stock.

d. *Unrestricted Stock.* Unrestricted Stock is an Award of Stock that is issued to an Employee without any restrictions, as the Committee in its sole discretion shall determine, including the issuance of Unrestricted Stock pursuant to awards conditioned upon the achievement of performance or other vesting requirements (as may be established by the Committee) prior to the delivery of such Unrestricted Stock. A Participant shall not be required to make any payment for Unrestricted Stock. Upon receipt of shares of Unrestricted Stock, the Participant as owner of such shares shall have the rights of a holder of shares of Stock, including the right to vote the Unrestricted Stock and to receive dividends and distributions thereon.

e. *Stock Appreciation Rights (SARs).* A SAR is the right to receive a payment measured by the increase in the Fair Market Value of a specified number of shares of Stock from the date of grant of the SAR to the date on which the Employee exercises the SAR. The payment to which the Employee is entitled on exercise of a SAR may be in cash, in Stock valued at Fair Market Value on the date of exercise or partly in cash and partly in Stock, as the Committee may determine. Dividends and dividend equivalents shall not be paid on SARs.

f. *Restricted Stock Units.* A Restricted Stock Unit is an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Committee and which may be settled for cash, Stock or other securities or a combination of cash, Stock or other securities as established by the Committee. Dividend equivalents declared prior to the settlement of Restricted Stock Units shall not be paid until the settlement of the underlying Restricted Stock Units.

Section 5: Shares of Stock Available Under Plan

a. Subject to adjustment as set forth in Section 9, the maximum number of shares of Stock that may be delivered pursuant to the Plan shall be 6,675,000 (six million six hundred seventy-five thousand). Subject to the maximum number of shares available under the Plan, no more than 2,900,000 (two million nine hundred thousand) shares shall be available for Awards other than Incentive Stock Options, Non-Qualified Stock Options and SARs, specifically no more than 2,300,000 (two million three hundred thousand) shares shall be available for Awards of Restricted Stock and Restricted Stock Units (to the extent settled in Stock) and no more than 600,000 (six hundred thousand) shares shall be available for Awards of Unrestricted Stock. In addition, SARs shall be granted with respect to no more than 10,000 (ten thousand) shares of Stock. No single Participant shall receive, in any one calendar year, Awards which exceed (i) options (whether Non-Qualified Stock Options or Incentive Stock Options) with respect to 180,000 (one hundred eighty thousand) shares of Stock, (ii) 50,000 (fifty thousand) shares of Restricted Stock and Restricted Stock Units (to the extent settled in Stock) or (iii) 50,000 (fifty thousand) shares of Unrestricted Stock, in each case subject to adjustment as set forth in Section 9.

b. Shares of Stock with respect to the unexercised, undistributed or unearned portion of any terminated or forfeited Award shall be available for further Awards in addition to the Plan reserve of shares of Stock available under Section 5(a). Additional rules for determining the number of shares of Stock granted under the Plan may be adopted by the Committee, as it deems necessary and appropriate.

c. The Stock that may be delivered pursuant to an Award under the Plan may be treasury or authorized but unissued Stock, or Stock may be acquired, subsequently or in anticipation of the transaction, in the open market to satisfy the requirements of the Plan.

Section 6: Award Agreements.

Each Award under the Plan shall be evidenced by an Award Agreement. Each Award Agreement shall set forth the number of shares of Stock subject to the Award and shall include the terms set forth below and such other terms and conditions applicable to the Award, as determined by the Committee, not inconsistent with the terms of the Plan. Notwithstanding the foregoing, the provisions of subsection (b) below may be modified to the extent deemed advisable by the Committee in Award Agreements pertaining to Non-Employees providing consulting, contracting or other services to the Company or a Subsidiary. In the event of any conflict between an Award Agreement and the Plan, the terms of the Plan shall govern.

a. *Transferability.* A provision stating that an Award may not be transferred or assigned other than (i) by will or by the laws of descent and distribution; or (ii) by gift to members of the Participant's Immediate Family or to a trust established for the benefit of one or more members of the Participant's Immediate Family.

b. *Termination of Employment.*

(i) A provision describing the treatment of an Award in the event of the Retirement, Disability, death or other termination of a Participant's employment with the Company or a Subsidiary, including, but not limited to, the definitions of Retirement and Disability and terms relating to the vesting, time for exercise, forfeiture or cancellation of an Award in such circumstances. Participants who terminate employment due to Retirement, Disability or death prior to the satisfaction of applicable conditions and restrictions associated with their Awards may be entitled to prorated Awards as and to the extent determined by the Committee.

(ii) A provision describing the treatment of an Award in the event of (A) a transfer of an Employee from the Company to a Subsidiary or an affiliate of the Company, whether or not incorporated, or vice versa, or from one Subsidiary or affiliate of the Company to another or (B) a leave of absence, duly authorized in writing by the Company.

(iii) A provision stating that in the event the Participant's employment is terminated for Cause (as defined in the Award Agreement), anything else in the Plan or Award Agreement to the contrary notwithstanding, all Awards granted to the Participant shall immediately terminate and be forfeited.

c. *Rights as a Shareholder.* A provision stating that a Participant shall have no rights as a shareholder with respect to any Stock covered by an Award until the date the Participant becomes the holder of record thereof. Except as provided in Section 9, no adjustment shall be made for dividends or other rights, unless the Award Agreement specifically requires such adjustment.

d. *Withholding.* A provision requiring the withholding of applicable taxes required by law from all amounts paid in satisfaction of an Award. A Participant may satisfy the withholding obligation by paying the amount of any taxes in cash or, with the approval of the Committee, shares of Stock may be delivered to the Company or deducted from the payment or, in accordance with Section 4(a)(ii), sold to satisfy the obligation in full or in part. If such tax withholding obligation is paid in shares of Stock, tax amounts shall be limited to the statutory minimum as required by law.

e. *Treatment of Options.* Each Award of an option shall state whether it will or will not be treated as an Incentive Stock Option.

f. *Performance Conditions.* The Committee may condition, or provide for the acceleration of, the exercisability or vesting of any Award upon such prerequisites as it, in its sole discretion, deems appropriate, including, but not limited to, achievement of specific objectives, whether absolute or relative to a peer group or index designated by the Committee, with respect to one or more measures of the performance of the Company and/or one or more Subsidiaries, including, but not limited to, earnings per share, revenue, net income, net operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), stock price, total shareholder return, operating margin, gross margin, return on equity, return on assets, return on investment, operating income, pre-tax profit, cash flow, expenses, earnings before interest, taxes and depreciation, economic value added and market share. At the time it sets the performance measures, the Committee may determine to include or exclude extraordinary, unusual, nonrecurring or other items. Such performance objectives shall be determined in accordance with the Company's audited financial statements, to the extent applicable, and so that a third party having knowledge of the relevant facts could determine whether such performance objectives are met.

Section 7: Amendment and Termination

The Board of Directors may at any time amend, suspend or discontinue the Plan, in whole or in part, *provided, however,* that no such action shall be effective without the approval of the shareholders of the Company to the extent that such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan; and *provided, further,* that subject to Section 9, no such action shall impair the rights of any holder of an Award without the holder's consent. The Committee may at any time alter or amend any or all Awards and Award Agreements under the Plan to the extent permitted by law; except that, subject to the provisions of Section 9, no such alteration or amendment shall impair the rights of any holder of an Award without the holder's consent. Notwithstanding the foregoing and subject to Section 10(n), no such action may, without approval of the shareholders of the Company, increase the number of shares of Stock with respect to which Awards may be granted or reduce the exercise price of any Option or SAR below Fair Market Value on the date of grant.

Section 8: Administration

a. The Plan and all Awards shall be administered by the Committee. The members of the Committee shall be designated by the Board of Directors from among its members who are not eligible for Awards under the Plan.

b. Any member of the Committee who, at the time of any proposed grant of one or more Awards, is not a "Non-Employee Director" as defined in Rule 16b-3(b)(3)(i) under the Exchange Act (or any successor provision) shall abstain from and take no part in the Committee's action on the proposed grant.

c. The Committee and others to whom the Committee has delegated such duties shall keep a record of all their proceedings and actions and shall maintain all such books of account, records and other data as shall be necessary for the proper administration of the Plan.

d. The Company shall pay all reasonable expenses of administering the Plan, including, but not limited to, the payment of professional fees.

e. The Committee may appoint such accountants, counsel and other experts as it deems necessary or desirable in connection with the administration of the Plan. Subject to the express provisions of the Plan, the Committee may delegate to the officers or employees of the Company and its Subsidiaries the authority to execute and deliver such instruments and documents, to do all such acts and things, and to take all such other steps deemed necessary, advisable or convenient for the effective administration of the Plan in accordance with its terms and purpose.

f. The Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by employees who are foreign nationals or employed outside the U.S. Without limiting the foregoing, the Committee may authorize supplementary plans applicable to Employees subject to the tax laws of one or more countries other than the United States in order to provide for the grant of Non-Qualified Stock Options, Restricted Stock, Restricted Stock Units, Unrestricted Stock or SARs to such Employees on terms and conditions, consistent with the Plan, determined by the Committee which may differ from the terms and conditions of other Awards in those forms pursuant to the Plan for the purpose of complying with the conditions for qualification of Awards for favorable treatment under foreign tax laws.

g. Subject to the express provisions of the Plan, the Committee shall have the power (i) to implement (including the power to delegate such implementation to appropriate officers of the Company), interpret and construe the Plan and Awards and Award Agreements or other documents defining the rights and obligations of the Company and Participants hereunder and thereunder, (ii) to determine all questions arising hereunder and thereunder, and (iii) to adopt and amend such rules and regulations for the administration hereof and thereof as it may deem desirable. The interpretation and construction by the Committee of any provisions of the Plan or of any Award or Award Agreement shall be conclusive and binding. Any action taken by, or inaction of, the Committee relating to the Plan or any Award or Award Agreement shall be within the discretion of the Committee and shall be conclusive and binding upon all persons. Subject only to compliance with the express provisions hereof, the Committee may act in its discretion in matters related to the Plan and any and all Awards and Award Agreements. The Committee's determinations under the Plan need not be uniform and may be made by it selectively among Employees and Non-Employees who receive, or who are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated.

h. It is the intent of the Company that the Plan and Awards hereunder satisfy, and be interpreted in a manner that satisfy, in the case of Participants who are or may be Executive Officers, the applicable requirements of Rule 16b-3 under the Exchange Act, so that such persons will be entitled to the benefits of Rule 16b-3, or other exemptive rules under Section 16 of the Exchange Act, and will not be subjected to avoidable liability under Section 16(b) of the Exchange Act.

i. The Committee may delegate, and revoke the delegation of, all or any portion of its authority and powers under the Plan to the Chief Executive Officer of the Company, except that the Committee may not delegate any discretionary authority with respect to substantive decisions or functions regarding the Plan or Awards to the extent (i) related to Awards granted to Executive Officers, (ii) inconsistent with the intent expressed in Section 8(h) or (iii) prohibited by applicable law.

Section 9: Adjustment Provisions

a. In the event of any change in or affecting the outstanding shares of Stock by reason of a stock dividend or split, recapitalization, reclassification, merger or consolidation (whether or not the Company is a surviving corporation), reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, the Board of Directors shall make or take such amendments to the Plan and outstanding Awards and Award Agreements and such adjustments and actions hereunder and thereunder as it deems appropriate, in its sole discretion, under the circumstances, and its determination in that respect shall be final and binding. Such amendments, adjustments and actions may include, but are not limited to, changes in the number of shares of Stock (or other securities) then remaining subject to the Plan, and the maximum number of shares that may be delivered to any single Participant pursuant to the Plan, including those that are then covered by outstanding Awards, or accelerating the vesting of outstanding Awards. No fractional interests will be issued under the Plan resulting from any adjustments.

b. The Committee shall make any further adjustments as it deems necessary to ensure equitable treatment of any holder of an Award as the result of any transaction affecting the securities subject to the Plan not described in (a), or as is required or authorized under the terms of any applicable Award Agreement.

c. The existence of the Plan and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Board of Directors or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in its capital structure or its business, any merger or consolidation of the Company, any issue of bonds, debentures, preferred or prior preference stock or other securities ahead of or affecting the Stock or the rights thereof, the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

Section 10: Miscellaneous

a. *Other Payments or Awards.* Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company or a Subsidiary from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

b. *Payments to Other Persons.* If payments are legally required to be made to any person other than the person to whom any amount is made available under the Plan, payments shall be made accordingly. Any such payment shall be a complete discharge of the liability hereunder.

c. *Unfunded Plan.* The Plan shall be unfunded. No provision of the Plan or any Award or Award Agreement shall require the Company or a Subsidiary, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company or a Subsidiary maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company or a Subsidiary, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees or consultants, as applicable, under generally applicable law.

d. *Limits of Liability.* Any liability of the Company or a Subsidiary to any Participant with respect to an Award shall be based solely upon contractual obligations created by the Plan and the Award Agreement. Neither the Company or its Subsidiaries, nor any member of the Board of Directors or of the Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken, or not taken, in good faith under the Plan.

e. *Rights of Employees and Non-Employees.* Status as an eligible Employee or Non-Employee shall not be construed as a commitment that any Award shall be made under the Plan to such eligible Employee or Non-Employee or to eligible Employees or Non-Employees generally. Nothing contained in the Plan or in any Award Agreement shall confer upon any Employee or Non-Employee any right to continue in the employ or other service of or, in the case of prospective employees, contractors or consultants, become employed by or render service to the Company or a Subsidiary or constitute any contract or limit in any way the right of the Company or a Subsidiary to change such person's compensation or other benefits or, in the case of prospective employees, contractors or consultants, prospective compensation or benefits or to terminate the employment or other service or, in the case of prospective employees, contractors or consultants, withdraw an offer of employment or offer to retain such person with or without cause.

f. *Section Headings.* The section headings contained herein are for the purpose of convenience only, and in the event of any conflict, the text of the Plan, rather than the section headings, shall control.

g. *Gender, Etc.* In interpreting the Plan, the masculine gender shall include the feminine, the neuter gender shall include the masculine or feminine, and the singular shall include the plural unless the context clearly indicates otherwise.

h. *Invalidity.* If any term or provision contained herein or in any Award Agreement shall to any extent be invalid or unenforceable, such term or provision, to the extent practicable, will be reformed so that it is valid and as consistent as possible with the original provisions hereof, and such invalidity or unenforceability shall not affect any other provision or part thereof.

i. *Applicable Law.* The Plan, the Award Agreements and all actions taken hereunder or thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflict of law principles thereof.

j. *Compliance with Laws.* Notwithstanding anything contained herein or in any Award Agreement to the contrary, the Company shall not be required to sell or deliver shares of Stock or other securities hereunder or thereunder if the sale or delivery thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or interdealer quotation system, and as a condition of any sale or delivery the Company may require such agreements or undertakings, if any, as the Company may deem necessary or advisable in its discretion to assure compliance with any such law or regulation.

k. *Effective Date and Term.* The Plan was adopted by the Board of Directors of the Company and approved by the sole shareholder of the Company to be effective as of the Mindspeed Distribution Date. The Plan shall remain in effect until all Awards granted under the Plan have been exercised or terminated under the terms of the Plan and applicable Award Agreements, provided that Awards under the Plan may only be granted within ten (10) years from the effective date of the Plan.

l. *Awards for Compensation Purposes Only.* The Plan is not intended to constitute an "employee benefit plan" within the meaning of Section 3(3) of ERISA.

m. *Plan History.* The Plan was amended and restated effective July 1, 2008 to adjust (in accordance with Section 9 of the Plan) the number of shares of Stock available under the Plan, the limits on the number of shares of Stock that may be granted as certain Awards and the annual limits of Awards that may be granted to Participants (as set forth in Section 5(a) of the Plan) after giving effect to a 1-for-5 reverse stock split of the Company's Stock, which became effective at 11:59 p.m. EDT on June 30, 2008. Such amendment and restatement was not subject to the approval of the Company's shareholders.

n. *Repricings.* Except in connection with a corporate transaction (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Incentive Stock Options, Non-Qualified Stock Options or SARs or cancel outstanding Incentive Stock Options, Non-Qualified Stock Options or SARs in exchange for cash, other Awards or Incentive Stock Options, Non-Qualified Stock Options or SARs with an exercise price that is less than the exercise price of the original Incentive Stock Options, Non-Qualified Stock Options or SARs without shareholder approval.

APPENDIX B

Mindspeed Technologies, Inc.

Directors Stock Plan
as amended and restated
As of January 19, 2009

1. *PURPOSE OF THE PLAN.*

The purpose of the Directors Stock Plan (as amended and restated, the Plan) is to link the compensation of non-employee directors of Mindspeed Technologies, Inc. (Mindspeed) directly with the interests of the Mindspeed shareholders.

2. *PARTICIPANTS.*

Participants in the Plan shall consist of directors of Mindspeed who are not employees of Mindspeed or any of its subsidiaries (Non-Employee Director). The term "subsidiary" as used in the Plan means a corporation more than 50% of the voting stock of which, or an unincorporated business entity more than 50% of the equity interest in which, shall at the time be owned directly or indirectly by Mindspeed.

3. *SHARES RESERVED UNDER THE PLAN.*

Subject to the provisions of Section 11 of the Plan, there shall be reserved for delivery under the Plan, an aggregate of 468,000 shares of common stock, par value $.01 per share, of Mindspeed (Shares). Subject to the provisions of Section 11 of the Plan, and subject to the maximum number of Shares available under the Plan, from and after March 10, 2009, no more than 114,000 Shares shall be available for all grants other than options (specifically Restricted Stock and Restricted Stock Units, each as defined below), other than grants made pursuant to Section 8 of Shares or Restricted Stock Units in lieu of cash compensation. Shares to be delivered under the Plan may be authorized and unissued Shares, Shares held in treasury or any combination thereof. Shares delivered under the Plan which are forfeited or otherwise terminated shall be available for subsequent grant under the Plan.

4. *ADMINISTRATION OF THE PLAN.*

The Plan shall be administered by the Compensation and Management Development Committee (the Committee) of the Board, subject to the right of the Board, in its sole discretion, to exercise or authorize another committee or person to exercise some or all of the responsibilities, powers and authority vested in the Committee under the Plan. The Committee (or the Board or any other committee or person authorized by the Board) shall have authority to interpret the Plan, and to prescribe, amend and rescind rules and regulations relating to the administration of the Plan, and all such interpretations, rules and regulations shall be conclusive and binding on all persons.

5. *EFFECTIVE DATE OF THE PLAN.*

The Plan was approved by the Board and by Conexant Systems, Inc. (Conexant), the sole shareholder of Mindspeed, and became effective on the date on which Conexant completed the pro rata distribution of all outstanding Shares to Conexant's shareowners (the Distribution).

6. *STOCK OPTIONS.*

Each Non-Employee Director shall be granted an option to purchase 10,000 Shares at the meeting of the Board at which, or following the Annual Meeting of Shareholders at which, the Non-Employee Director is first elected a director of Mindspeed. Following the Annual Meeting of Shareholders held in the year 2009 and each Annual Meeting of Shareholders thereafter, each Non-Employee Director who is elected a director at, or who was previously elected and continues as a director after, that Annual Meeting shall be granted an option to purchase 5,000 Shares, provided that the Board may, by action taken on or before the day following the date of any such Annual Meeting, defer the option grants in respect of such Annual Meeting for up to 60 days following such Annual Meeting to a date coinciding with the date of grant of options or other incentive compensation by Mindspeed to some or all of the officers of Mindspeed.

The exercise price per share for each option granted under the Plan shall be the closing price per share (the Fair Market Value) of Shares on the date of grant as reported on the Nasdaq Stock Market or such other national securities exchange or automated inter-dealer quotation system on which the Shares have been duly listed and approved for quotation and trading (or on the next preceding day such stock was traded if it was not traded on the date of grant). The purchase price of the Shares with respect to which an option or portion thereof is exercised shall be payable in full in cash, Shares valued at their Fair Market Value on the date of exercise, or a combination thereof. Each option may be exercised in whole or in part at any time after it becomes exercisable; and each option shall become exercisable in four approximately equal installments on each of the first, second, third and fourth anniversaries of the date the option is granted. No option shall be exercisable prior to one year nor after ten years from the date of the grant thereof; provided, however, that if the holder of an option dies, the option may be exercised from and after the date of the optionee's death for a period of three years (or until the expiration date specified in the option if earlier) even if it was not exercisable at the date of death. Moreover, if an optionee retires after attaining age 55 and completing at least five years service as a director, all options then held by such optionee shall be exercisable even if they were not exercisable at such retirement date; provided, however, that each such option shall expire at the earlier of five years from the date of the optionee's retirement or the expiration date specified in the option.

Options granted under the Plan are not transferable other than (i) by will or by the laws of descent and distribution; or (ii) by gift to the grantee's spouse or natural, adopted or step- children or grandchildren (Immediate Family Members) or to a trust for the benefit of one or more of the grantee's Immediate Family Members or to a family charitable trust established by the grantee or one of the grantee's Immediate Family Members. If an optionee ceases to be a director while holding unexercised options, such options are then void, except in the case of (i) death, (ii) disability, (iii) retirement after attaining age 55 and completing at least five years service as a director, or (iv) resignation from the Board for reasons of the antitrust laws, compliance with Mindspeed's conflict of interest policies or other circumstances that the Committee may determine as serving the best interests of Mindspeed. Dividends or dividend equivalents will not be paid on Options granted under the Plan.

7. *RESTRICTED STOCK UNITS.*

Each Non-Employee Director shall be granted 10,000 restricted stock units (Restricted Stock Units) at the meeting of the Board at which, or following the Annual Meeting of Shareholders at which, the Non-Employee Director is first elected a director of Mindspeed. Following the Annual Meeting of Shareholders held in the year 2009 and each Annual Meeting of Shareholders thereafter, each Non-Employee Director who is elected a director at, or who was previously elected and continues as a director after, that Annual Meeting shall be granted Restricted Stock Units in an amount equal to the lesser of (a) 5,000 Restricted Stock Units or (b) the number of Restricted Stock Units (rounded to the nearest whole unit) equaling $45,000 divided by the closing price of Shares on the date of grant as reported on the Nasdaq Stock Market or such other national securities exchange or automated inter-dealer quotation system on which the Shares have been duly listed and approved for quotation and trading (or on the next preceding day such stock was traded if it was not traded on the date of grant). For the purpose of the calculation in the previous sentence, one Restricted Stock Unit shall equal one Share.

The recipient shall not have the rights of a shareholder until such time as the Shares underlying the Restricted Stock Units are settled by the issuance of such Shares to the Non-Employee Director. However, the recipient will receive dividend equivalents in respect of the Shares underlying the Restricted Stock Units, which will be accumulated and paid if and when such Restricted Stock Units are settled. Upon receipt of the Shares underlying the Restricted Stock Units, the recipient shall have the right to vote the Shares. One Share shall be issuable for each Restricted Stock Unit awarded.

Restricted Stock Units issued under this Section 7 shall not be settled, and such Shares shall not be issued, until ten days after (i) the recipient retires from the Board after attaining age 55 and completing at least five years service as a director or (ii) the recipient resigns from the Board or ceases to be a director by reason of the antitrust laws, compliance with Mindspeed's conflict of interest policies, death, disability or other circumstances, and the Board has not determined (prior to the expiration of such ten day period) that such resignation or cessation of service as a director is adverse to the best interests of Mindspeed.

The settlement of the Restricted Stock Units as described above shall be delayed in the event Mindspeed reasonably determines that the issuance of the Shares would constitute a violation of federal securities laws or other applicable law. If the settlement of the Restricted Stock Units is delayed by the provisions of this paragraph, the settlement of the Restricted Stock Units shall occur at the earliest date at which Mindspeed reasonably determines that issuing the Shares will not cause a violation of federal securities laws or other applicable law. For purposes of this paragraph, the issuance of Shares that would cause inclusion in gross income or the application of any penalty provision or other provision of the Internal Revenue Code of 1986, as amended (the Code), is not considered a violation of applicable law.

Grants of Restricted Stock Units under the Plan are not transferable other than (i) by will or by the laws of descent and distribution; or (ii) by gift to the grantee's Immediate Family Members or to a trust established for the benefit of one or more of the grantee's Immediate Family Members or to a family charitable trust established by the grantee or one of the grantee's Immediate Family Members.

8. *SHARES OR RESTRICTED STOCK UNITS IN LIEU OF CASH COMPENSATION.*

Each Non-Employee Director may elect each year, not later than December 31 of the year preceding the year as to which an election is to be applicable, to receive all or any portion of the cash retainer to be paid for board, committee or other service in the following calendar year through the issuance or transfer of Shares, valued at the closing price as reported on the Nasdaq Stock Market or such other national securities exchange or automated inter-dealer quotation system on which the Shares have been duly listed and approved for quotation and trading, on the date when each payment of such retainer amount would otherwise be made in cash (or on the next preceding day such stock was traded if it was not traded on that date). Each Non-Employee Director making such an election may also elect at the same time to receive the value of those Shares in the form of Restricted Stock Units. The recipient shall not have the rights of a shareholder until such time as the Shares underlying the Restricted Stock Units are settled by the issuance of such Shares to the Non-Employee Director. However, the recipient will receive dividends equivalents in respect of the Shares underlying the Restricted Stock Units, which will be accumulated and paid if and when such Restricted Stock Units are settled. Upon receipt of the Shares underlying the Restricted Stock Units, the recipient shall have the right to vote the Shares. One Share shall be issuable for each Restricted Stock Unit awarded.

Restricted Stock Units issued under this Section 8 shall not be settled, and such Shares shall not be issued, until ten days after (i) the recipient retires from the Board after attaining age 55 and completing at least five years service as a director or (ii) the recipient resigns from the Board or ceases to be a director by reason of the antitrust laws, compliance with Mindspeed's conflict of interest policies, death, disability or other circumstances, and the Board has not determined (prior to the expiration of such ten day period) that such resignation or cessation of service as a director is adverse to the best interests of Mindspeed.

The settlement of the Restricted Stock Units as described above shall be delayed in the event Mindspeed reasonably determines that the issuance of the Shares would constitute a violation of federal securities laws or other applicable law. If the settlement of the Restricted Stock Units is delayed by the provisions of this paragraph, the settlement of the Restricted Stock Units shall occur at the earliest date at which Mindspeed reasonably determines that issuing the Shares will not cause a violation of federal securities laws or other applicable law. For purposes of this paragraph, the issuance of Shares that would cause inclusion in gross income or the application of any penalty provision or other provision of the Code is not considered a violation of applicable law.

9. *RESTRICTED STOCK.*

The Board or the Committee may, from time to time, as and when either thereof deems it appropriate, provide one or more Non-Employee Directors with a grant of Restricted Stock, subject to the terms, conditions and restrictions established by the Board or the Committee at the time of grant. The recipient will receive dividends in respect of the Shares underlying the Restricted Stock, which will be reinvested in Shares, and paid if and when such Restricted Stock vests.

Grants of Restricted Stock under the Plan are not transferable other than (i) by will or by the laws of descent and distribution; or (ii) by gift to the grantee's Immediate Family Members or to a trust established for the benefit of one or more of the grantee's Immediate Family Members or to a family charitable trust established by the grantee or one of the grantee's Immediate Family Members.

10. *ADDITIONAL COMPENSATION.*

The Board or the Committee may, from time to time, as and when either thereof deems it appropriate, provide one or more Non-Employee Directors with additional compensation under the Plan. Such additional compensation may be in the form of a grant of Shares, Restricted Stock, Restricted Stock Units, options to purchase Shares or a combination thereof, subject to the terms, conditions and restrictions established by the Board or the Committee at the time of grant.

11. *ADJUSTMENTS UPON CHANGES IN CAPITALIZATION.*

If there shall be any change in or affecting Shares on account of any merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination, or other distribution to holders of Shares (other than a cash dividend), there shall be made or taken such amendments to the Plan and such adjustments and actions thereunder as the Board may deem appropriate under the circumstances.

12. *GOVERNMENT AND OTHER REGULATIONS.*

The obligations of Mindspeed to deliver Shares upon exercise of options granted under Section 6 of the Plan, upon vesting and settlement of Restricted Stock Units pursuant to Section 7 or an election made under Section 8 or the delivery of Shares pursuant to an election made under Section 8 of the Plan or grants made under Section 9 or Section 10 of the Plan, shall be subject to (i) all applicable laws, rules and regulations and such approvals by any governmental agencies as may be required, including, without limitation, compliance with the Securities Act of 1933, as amended, and (ii) the condition that such Shares shall have been duly listed and approved for quotation and trading on the Nasdaq Stock Market, or such other national securities exchange or automated inter-dealer quotation system as shall be approved by the Board.

13. *AMENDMENT AND TERMINATION OF THE PLAN.*

The Plan may be amended by the Board in any respect, provided that, without shareholder approval, no amendment shall (i) materially increase the maximum number of Shares available for delivery under the Plan (other than adjustments pursuant to Section 11 hereof), (ii) materially increase the benefits accruing to participants under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan. The Plan may also be terminated at any time by the Board.

The Plan was amended and restated effective July 1, 2008 to adjust (in accordance with Section 11 of the Plan) the number of Shares available for issuance under the Plan, as well as the number of Shares subject to automatic stock option and Restricted Stock Unit grants after giving effect to a 1-for-5 reverse stock split of the Company's common stock, which became effective at 11:59 p.m. EDT on June 30, 2008. Such amendment and restatement was not subject to the approval of the Company's shareholders.

14. *REPRICINGS.*

Except in connection with a corporate transaction involving Mindspeed (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding options may not be amended to reduce the exercise price of outstanding options or cancel outstanding options in exchange for cash, other grants or options with an exercise price that is less than the exercise price of the original options without shareholder approval.

15. *MISCELLANEOUS.*

(a) A change of control (Change of Control) shall mean any of the following occurring after the Distribution:

(1) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a Person) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding Shares or (ii) the combined voting power of the then outstanding voting securities of Mindspeed entitled to vote generally in the election of directors

(Outstanding Voting Shares); provided however, that for purposes of this subparagraph (1) the following acquisitions shall not constitute a Change of Control: (v) any acquisition directly from Mindspeed, (w) any acquisition by Mindspeed, (x) any acquisition by Conexant, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Mindspeed, Conexant or any corporation controlled by Mindspeed or Conexant or (z) any acquisition pursuant to a transaction which complies with (i), (ii) and (iii) of subsection (3) of this Section 14(a); or

(2) Individuals who, as of the date of the Distribution constitute the Board (the Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however that any individual becoming a director subsequent to that date whose election, or nomination for election by Mindspeed's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(3) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Mindspeed or the acquisition of assets of another entity (a Corporate Transaction), in each case, unless, following such Corporate Transaction, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Shares and Outstanding Voting Shares immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns Mindspeed or all or substantially all of Mindspeed's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the outstanding Shares and Outstanding Voting Shares, as the case may be, (ii) no Person (excluding Conexant, any employee benefit plan (or related trust) of Mindspeed, of Conexant or of such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

(4) Approval by Mindspeed's shareholders of a complete liquidation or dissolution of Mindspeed.

(b) If a Change of Control shall occur, all options then outstanding pursuant to the Plan shall forthwith become fully exercisable whether or not then exercisable, all Restricted Stock Units shall become fully vested and settled by the issuance of Shares, and the restrictions on all Shares granted as Restricted Stock under the Plan shall forthwith lapse; provided, however, that each such option shall expire at the earlier of five years from the date of the Change of Control or the expiration date specified in the option; provided, also, that if the event constituting a Change of Control is not also a "change in the ownership or effective control" of Mindspeed, or a "change in the ownership of a substantial portion of the assets" of Mindspeed, as those terms are defined under Code Section 409A, then Restricted Stock Units shall be settled upon the Non-Employee Director's "separation from service" within the meaning under Code Section 409A coincident with or subsequent to such Change of Control.

(c) Nothing contained in the Plan shall be deemed to confer upon any person any right to continue as a director of or to be associated in any other way with Mindspeed.

(d) To the extent that Federal laws do not otherwise control, the Plan and all determinations made and actions taken pursuant hereto shall be governed by the law of the State of Delaware.

APPENDIX C

MINDSPEED TECHNOLOGIES, INC.

2003 STOCK OPTION PLAN
AS AMENDED AND RESTATED
AS OF JANUARY 22, 2009

1. Purpose.

In connection with the Distribution, certain stock options granted pursuant to the Conexant Stock Option Plans will be adjusted in accordance with the provisions of the Employee Matters Agreement so that following the Distribution the respective grantees will hold stock options to purchase Shares in addition to stock options to purchase Conexant Shares, and the Corporation will assume Conexant's obligations with respect to the adjusted stock options for Shares. The purpose of this 2003 Stock Option Plan is (a) to provide a means for the Corporation to perform its obligations with respect to the adjusted stock options for Shares and (b) to foster creation of and enhance shareholder value by linking the compensation of officers and other employees of the Corporation, whose stock options granted pursuant to the Conexant Stock Option Plans will be adjusted so that such officers and employees also hold stock options for Shares or who may receive grants of stock options pursuant to the terms of the Plan, to increases in the price of the Shares, thus providing means by which persons of outstanding abilities can be motivated and retained. Subject to the rights of the Board of Directors and the Committee provided in the Plan and any Sub-Plan, it is intended that the provisions of the Plan and any of Sub-Plans A through K will provide the Participants with Options that have substantially the same terms and conditions as the Conexant Options from which such Options are derived. The Board of Directors or the Committee may look to the original plan or plans from which the Plan or any of Sub-Plans A through K is derived in order to interpret the Plan or any of Sub-Plans A through K or an Option governed by the Plan or any of Sub-Plans A through K or to resolve any inconsistency or error which may exist in the Plan or any of Sub-Plans A through K.

2. Definitions.

For purposes of the Plan, the following terms shall have the meanings set forth below:

a. *Board of Directors.* The Board of Directors of the Corporation.

b. *Code.* The Internal Revenue Code of 1986, and any successor statute, as it or they may be amended from time to time.

c. *Committee.* The Compensation and Management Development Committee of the Board of Directors, as it may be comprised from time to time, or another committee of the Board of Directors designated by the Board of Directors to administer the Plan.

d. *Conexant.* Conexant Systems, Inc., a Delaware corporation, and any successor thereto.

e. *Conexant Option.* An option to purchase Conexant Shares granted pursuant to any of the Conexant Stock Option Plans, other than Specified Conexant Options.

f. *Conexant Shares.* Shares of common stock, par value $.01 per share, of Conexant, or any security of Conexant issued in substitution or exchange therefor or in lieu thereof.

g. *Conexant Stock Option Plans.* As the context requires, any or all of the following (including any sub-plans authorized thereunder), in each case, as amended through the Distribution Date:

1. Conexant Systems, Inc. 1998 Stock Option Plan;
2. Conexant Systems, Inc. 1999 Long-Term Incentives Plan;
3. Conexant Systems, Inc. 2000 Non-Qualified Stock Plan;
4. Conexant Systems, Inc. Directors Stock Plan;
5. Applied Telecom, Inc. 2000 Non-Qualified Stock Option Plan;

6. HotRail, Inc. 1997 Equity Incentive Plan;

7. HotRail, Inc. 2000 Equity Plan;

8. HyperXS Communications, Inc. 2000 Stock Option Plan;

9. Istari Design, Inc. 1997 Stock Option Plan;

10. Maker Communications, Inc. 1996 Stock Option Plan;

11. Maker Communications, Inc. 1999 Stock Incentive Plan;

12. Microcosm Communications Limited Stock Option Plan;

13. NetPlane Systems, Inc. Stock Option Plan;

14. Novanet Semiconductor Ltd. Employee Shares Option Plan;

15. Philsar Semiconductor Inc. Stock Option Plan; and

16. Sierra Imaging, Inc. 1996 Stock Option Plan.

h. *Corporation.* Mindspeed Technologies, Inc., a Delaware corporation, and any successor thereto.

i. *Director.* A member of the Board of Directors.

j. *Distribution.* The pro rata distribution of outstanding Shares owned by Conexant to Conexant's shareowners.

k. *Distribution Date.* The date on which Conexant distributes Shares to Conexant's shareowners.

l. *Employee Matters Agreement.* The Employee Matters Agreement dated as of June 27, 2003 by and between Conexant and the Corporation.

m. *Exchange Act.* The Securities Exchange Act of 1934, as amended.

n. *Fair Market Value.* The closing price of the Shares as reported on the American Stock Exchange or such other national securities exchange or automated inter-dealer quotation system on which the Shares have been duly listed and approved for quotation and trading on the date of a determination (or on the next preceding day such stock was traded if it was not traded on the date of a determination).

o. *Option.* An option to purchase Shares derived from adjustments to a Conexant Option, other than Specified Conexant Options, in connection with the Distribution and in accordance with the Employee Matters Agreement or an option granted in connection with an offer to exchange outstanding Options for new Options pursuant to Section 4(c) and Sub-Plan L.

p. *Participant.* Any person who as of the close of business on the Distribution Date held one or more outstanding Conexant Options under one or more of the Conexant Stock Option Plans and who, for purposes of a particular Sub-Plan, also satisfies the additional requirements set forth in the definition of "Participant" in that Sub-Plan.

q. *Plan.* This Mindspeed Technologies, Inc. 2003 Stock Option Plan.

r. *Securities Act.* The Securities Act of 1933, as amended.

s. *Shares.* Shares of common stock, par value $.01 per share, of the Corporation, or any security of the Corporation issued in substitution, exchange or in lieu thereof.

t. *Specified Conexant Options.* Conexant Options (i) granted to certain executive officers of Conexant's Broadband Communications business which pursuant to their terms shall remain solely options to purchase Conexant Shares or (ii) held by persons in certain foreign locations as shall be designated by Conexant.

u. *Sub-Plans.* Sub-Plans A through L of the Plan.

3. Plan Administration.

a. The Committee shall exercise all responsibilities, powers and authority relating to the administration of the Plan not reserved by the Board of Directors.

b. The Board of Directors reserves the right, in its sole discretion, to exercise or authorize another committee or person to exercise some of or all the responsibilities, powers and authority vested in the Committee under the Plan.

c. None of the Corporation or any of its Subsidiaries, any member of the Board of Directors or of the Committee, or any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken, or not taken, in good faith under the Plan.

4. Options.

a. The outstanding Options entitle the holders thereof to purchase such numbers of Shares at such exercise prices as shall be determined pursuant to resolutions to be adopted by Conexant's Board of Directors before the Distribution Date in accordance with the Employee Matters Agreement and otherwise have the same terms and conditions as the Conexant Options from which they are derived; provided, however, that references to the "Corporation" shall mean the Corporation instead of Conexant; provided, further, that the purchase price of the Shares shall be payable as provided in Section 5.

b. Options granted pursuant to Section 4(c) will entitle the holders thereof to purchase such numbers of Shares at such exercise prices as shall be determined by the Committee pursuant to the terms and conditions of Sub-Plan L.

c. Subject to Section 16, Shares subject to the unexercised portion of any terminated, forfeited or cancelled Option shall be available for future grants of Options solely in connection with offers to exchange outstanding Options for new Options made to Employees and Non-Employees (as defined in Sub-Plan L), which new Options shall be subject to the terms and conditions set forth in Sub-Plan L. Notwithstanding anything in the Plan to the contrary, the specific provisions of Sub-Plan L shall govern any Options granted pursuant to this Section 4(c).

5. Payment. To the extent that the right to purchase Shares has accrued and is in effect, the Option may be exercised in full at one time or in part from time to time by giving notice of exercise pursuant to such procedures and according to such terms and conditions as may be adopted by the Committee from time to time. Options granted under the Plan may provide for the payment of the exercise price, as provided in the terms and conditions applicable to the Conexant Options from which the Options are derived, by delivery of (a) cash or a check payable to the order of the Corporation in an amount equal to the exercise price of such Options, (b) Shares owned by the Participant having a Fair Market Value equal in amount to the exercise price of the Options being exercised, or (c) any combination of (a) and (b); provided, however, that payment of the exercise price by delivery of Shares owned by the Participant may be made only if the payment does not result in a charge to earnings for financial accounting purposes as determined by the Board of Directors or the Committee; provided, further, that the purchase price of the Shares with respect to which an Option or portion thereof is exercised cannot be paid by delivery of Conexant Shares but shall be payable in full in cash or in Shares or in a combination of cash and Shares; provided, further, that to the extent that the exercise price of an Option is denominated in foreign currency and is not converted (with the consent of the Option holder) into U.S. dollars, only payment by cash or check may be made. In addition, Participants may, either on a selective or aggregate basis, simultaneously exercise options and sell the Shares thereby acquired, pursuant to a brokerage or similar arrangement approved in advance by the Committee, and use the proceeds from such sale as payment of the purchase price of such Shares and any applicable withholding taxes.

6. Book-Entry Statements. Upon exercise and full payment for the Option, a book-entry statement representing the number of Shares purchased will be issued as soon as practicable (i) after the stock option administrator (the "Administrator") whom the Corporation has engaged to administer and process stock option exercises has received full payment therefor or (ii) at the Corporation's or the Administrator's election in their sole discretion, after the Corporation or the Administrator has received (x) full payment of the exercise price of the Shares subject to the Options and (y) any reimbursement in respect of withholding taxes due.

7. Shares Available. The total number of Shares which may be delivered upon exercise of Options shall not exceed the number (estimated to be approximately 6 million Shares as of July 1, 2008) necessary to provide for the exercise of Options outstanding on the Distribution Date as provided in the Employee Matters Agreement, subject to any further adjustments provided for herein; provided, however, that, subject to the provisions of Section 8, without the approval of shareholders of the Corporation, the Committee may not amend the Plan to increase the number of Shares which may be delivered under the Plan. Shares which may be delivered upon exercise of Options may consist in whole or in part of unissued or reacquired Shares. The Corporation will at all times reserve a sufficient number of authorized and unissued Shares to satisfy outstanding Options in full.

8. Adjustments. If there shall be any change in or affecting Shares on account of any merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination, or other distribution to holders of Shares (other than a cash dividend), there shall be made or taken such amendments to the Plan and such adjustments and actions thereunder as the Board of Directors may deem appropriate under the circumstances; provided, however, that the foregoing is subject to the specific provisions of each individual Sub-Plan regarding adjustments.

9. Miscellaneous.

a. No award or portion thereof shall be transferable by the Participant otherwise than (i) by will or by laws of descent and distribution, (ii) by gift to members of a Participant's immediate family, (iii) to a trust established for the benefit of a Participant's immediate family members only, (iv) to a partnership in which a Participant's immediate family members are the only partners or (v) as otherwise determined by the Committee. For purposes of this plan, "immediate family" shall mean the Participant's spouse and natural, adopted or step-children and grandchildren. Notwithstanding any transfer of an award or portion thereof, the transferred award shall continue to be subject to the same plan and grant agreement terms and conditions as were applicable to the Participant immediately prior to the transfer, as if the Option had not been transferred. Except as otherwise provided under Sub-Plan L and any award agreement thereunder, each Option shall be exercisable during the lifetime of the Participant to whom the Conexant Option from which it is derived was granted only by the Participant unless the Option has been transferred in accordance with the provisions of the Plan, in which case it shall be exercisable only by the transferee (or by the legal representative of the estate or the heirs or legatees of the transferee).

b. No person shall have the rights or privileges of a shareholder of the Corporation with respect to Shares subject to an Option until such person has received such Shares following exercise of such Option.

c. No fractional Shares shall be issued or transferred pursuant to the Plan. If any Option shall be exercisable for a fractional Share, the person entitled thereto shall be paid an amount equal to the excess of the Fair Market Value as of the date of exercise over the exercise price for any fractional Share deliverable in respect of exercise of that Option.

d. The Corporation shall have the right in connection with the delivery of any Shares upon exercise of an Option to require as a condition of such delivery that the recipient represent that such Shares are being acquired for investment and not with a view to the distribution thereof and that he or she will make no transfer of the same except in compliance with any rules and regulations in force at the time of such transfer under the Securities Act or any other applicable law.

e. The Corporation shall have the right in connection with any exercise of an Option, to deduct from any amount otherwise payable by the Corporation, an amount equal to any taxes required by law to be withheld with respect to exercise of that Option or to require the Participant or other person effecting such exercise, as a condition of and prior to delivery of Shares upon such exercise, to pay to the Corporation an amount sufficient to provide for any such taxes so required to be withheld, provided that such amount shall not exceed the statutory maximum.

f. The Corporation shall bear all expenses and costs in connection with the operation of the Plan, including costs related to the purchase, issue or transfer of Shares, but excluding taxes imposed on any person receiving a payment or delivery of Shares under the Plan.

g. No employee of the Corporation shall have any right as a Participant to continue in the employ of the Corporation for any period of time or to a continuation of any particular rate of compensation, and the Corporation expressly reserves the right to discharge or change the assignment of any of its employees who are Participants at any time. There is no obligation for uniformity of treatment of Participants under the Plan.

10. Interpretations and Determinations. The Committee shall have the power from time to time to interpret the Plan and any Sub-Plan, to adopt, amend and rescind rules, regulations and procedures relating to the Plan and any Sub-Plan, to make, amend and rescind determinations under the Plan and any Sub-Plan and to take all other actions that the Committee shall deem necessary or appropriate for the implementation and administration of the Plan and any Sub-Plan. All interpretations, determinations and other actions by the Committee not revoked or modified by the Board of Directors shall be final, conclusive and binding upon all parties. In the event of any conflict between the Plan and any Sub-Plan, the terms of the Sub-Plan shall govern and, with respect to Sub-Plans A-K, in a manner consistent with Section 1 of the Plan; provided, however, that Section 9(a) of the Plan shall control over any inconsistent provision in any of Sub-Plans A-K or an award agreement related to any of Sub-Plans A-K.

11. Section Headings. The section headings contained herein are for the purpose of convenience only, and in the event of any conflict, the text of the Plan, rather than the section headings, shall control.

12. Gender, Etc. In interpreting the Plan and any Sub-Plan, the masculine gender shall include the feminine, the neutral gender shall include the masculine or feminine, and the singular shall include the plural unless the context clearly indicates otherwise.

13. Invalidity. If any term or provision contained herein or in any award agreement evidencing an Option shall to any extent be invalid or unenforceable, such term or provision will be re-formed so that it is valid, and such invalidity or unenforceability shall not affect any other provision or part thereof.

14. Effective Date. Upon approval by the sole shareholder of the Corporation, the Plan shall become effective as of the Distribution Date.

15. Applicable Law. The Plan, any Sub-Plan, any award agreement related to any Sub-Plan and all actions taken hereunder or thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflict of law principles thereof.

16. Repricings. Notwithstanding anything in the Plan or any Sub-Plan to the contrary, except in connection with a corporate transaction involving the Corporation (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding Options may not be amended to reduce the exercise price of outstanding Options or cancel outstanding Options in exchange for cash or Options with an exercise price that is less than the exercise price of the original Options without shareholder approval.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 3, 2008

Commission file number: 000-50499

MINDSPEED TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware *(State of incorporation)*	**01-0616769** *(I.R.S. Employer Identification No.)*
4000 MacArthur Boulevard, East Tower **Newport Beach, California** *(Address of principal executive offices)*	**92660-3095** *(Zip code)*

Registrant's telephone number, including area code:
(949) 579-3000

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)
Common Stock $0.01 par value per share (including associated Preferred Share Purchase Rights)	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Registrant's voting and non-voting stock held by non-affiliates of the Registrant as of the end of its most recently completed second fiscal quarter was approximately $54 million. Shares held by each officer and director and each person owning more than 10% of the outstanding voting and non-voting stock have been excluded from this calculation because such persons may be deemed to be affiliates of the Registrant. This determination of potential affiliate status is not necessarily a conclusive determination for other purposes. Shares held include shares of which certain of such persons disclaim beneficial ownership.

The number of outstanding shares of the Registrant's Common Stock as of November 28, 2008 was 23,868,160.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for the 2009 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A within 120 days after the end of the 2008 fiscal year, are incorporated by reference into Part III of this Form 10-K.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements relating to Mindspeed Technologies, Inc. (including certain projections and business trends) that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and are subject to the "safe harbor" created by those sections. All statements included in this Annual Report on Form 10-K, other than those that are purely historical, are forward-looking statements. Words such as "expect," "believe," "anticipate," "outlook," "could," "target," "project," "intend," "plan," "seek," "estimate," "should," "may," "assume" and "continue," as well as variations of such words and similar expressions, also identify forward-looking statements. Forward-looking statements in this Annual Report on Form 10-K include, without limitation, statements regarding:

- the ability of our relationships with network infrastructure original equipment manufacturers to facilitate early adoption of our products, enhance our ability to obtain design wins and encourage adoption of our technology in the industry;
- the growth prospects for the network infrastructure equipment and communications semiconductors markets, including increased demand for network capacity, the upgrade and expansion of legacy networks, and the build-out of networks in developing countries;
- our plans to make substantial investments in research and development and participate in the formulation of industry standards;
- our ability to achieve design wins and convert wins into revenue;
- the continuation of intense price and product competition, and the resulting declining average selling prices for our products;
- the value of our intellectual property and our strategy regarding sales and licensing of non-core intellectual property;
- the impact of changes in customer purchasing activities, inventory levels and inventory management practices;
- the importance of attracting and retaining highly skilled, dedicated personnel;
- the challenges of shifting any operations or labor offshore, including the likelihood of competition in offshore markets for qualified personnel;
- our ability to achieve revenue growth and sustain profitability or to sustain positive cash flows from operations;
- our plans to reduce operating expenses, the amount and timing of any such expense reductions, and its effects on cash flow;
- our anticipation that we will not pay a dividend in the foreseeable future;
- the dependence of our operating results on our ability to develop and introduce new products and enhancements to existing products on a timely basis;
- the continuation of a trend toward industry consolidation and the effect it could have on our operating results;
- our belief that we are benefiting from the increased deployment of internet protocol-based networks both in new network buildouts worldwide and the replacement of circuit-switched networks;
- the sufficiency of our existing sources of liquidity and expected sources of cash to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for the next 12 months;
- the circumstances under which we may need to seek additional financing, our ability to obtain any such financing and any consideration of acquisition opportunities;

- our expectation that our provision for income taxes for fiscal 2009 will principally consist of income taxes related to our foreign operations;

- our expectations with respect to our recognition of income tax benefits in the future;

- our restructuring plans, including expected workforce reductions, the expected cost savings under our restructuring plans and the uses of those savings, the timing and amount of payments to complete the actions, the source of funds for such payments, the impact on our liquidity and the resulting decreases in our research and development and selling, general and administrative expenses, and the amounts of future charges to complete our restructuring plans;

- our beliefs regarding the effect of the disposition of pending or asserted legal matters;

- our acquisition strategy, the means of financing such a strategy, and the impact of any past or future acquisitions, including the impact on revenue, margin and profitability;

- our intentions to market, sell and support acquired Ethernet aggregation products and to develop and further extend the Ethernet MAC product line;

- our plans relating to our use of stock-based compensation, the effectiveness of our incentive compensation programs and the expected amounts of stock-based compensation expense in future periods;

- our belief that the financial stability of suppliers is an important consideration in our customers' purchasing decisions;

- the amount and timing of future payments under contractual obligations;

- the effects of a downturn in the semiconductor industry and the general economy at large, including the impact of slower economic activity, concerns about inflation and deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the wired and wireless communications markets, recent international conflicts and terrorist and military activity and the impact of natural disasters and public health emergencies on our revenue and results of operation;

- the impact of reductions, delays and cancellation of orders from key customers given our dependence on a relatively small number of end customers and distributors for a significant portion of our revenue and our lack of long term purchase commitments;

- the impact of volatility in the stock market on the market price of our common stock;

- the impact on our business if we fail to comply with the minimum listing requirements for continued quotation on the Nasdaq Global Market;

- the effect of changes in the amount of research coverage of our common stock, changes in earnings estimates or buy/sell recommendations by analysts and changes in investor perception of us and the industry in which we operate;

- the effect of shifts in our product mix and the effect of maturing products;

- the continued availability and costs of products from our suppliers;

- the effect of exchange rates on our ability to be competitive internationally;

- our ability to continue recognizing patent related revenues from the sale of non-core patents;

- market demand for our new and existing products and our ability to increase our revenues;

- our intentions with respect to inventories that were previously written down;

- the growth rate for products in the enterprise, network access and metro service areas and our position to increase market share;

- our competitive advantages;

- competition and the principal competitive factors for semiconductor suppliers, including time to market, product quality, reliability and performance, customer support, price and total system cost, new product innovation and compliance with industry standards; and

- the impact of recent accounting pronouncements and the adoption of new accounting standards.

Our expectations, beliefs, anticipations, objectives, intentions, plans and strategies regarding the future are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results, and actual events that occur, to differ materially from results contemplated by the forward-looking statement. These risks and uncertainties include, but are not limited to:

- future operating losses;

- cash requirements and terms and availability of financing;

- worldwide political and economic uncertainties and specific conditions in the markets we address;

- fluctuations in the price of our common stock and our operating results;

- loss of or diminished demand from one or more key customers or distributors;

- our ability to attract and retain qualified personnel;

- constraints in the supply of wafers and other product components from our third-party manufacturers;

- doing business internationally;

- pricing pressures and other competitive factors;

- successful development and introduction of new products;

- our ability to successfully and cost effectively establish and manage operations in foreign jurisdictions;

- industry consolidation;

- order and shipment uncertainty;

- our ability to obtain design wins and develop revenues from them;

- lengthy sales cycles;

- the expense of and our ability to defend our intellectual property against infringement claims by others;

- product defects and bugs; and

- business acquisitions and investments.

The forward-looking statements in this report are subject to additional risks and uncertainties, including those set forth in Item 1A — "Risk Factors" and those detailed from time to time in our other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof and, except as required by law, we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Mindspeed®, Mindspeed Technologies® and Comcerto® are registered trademarks of Mindspeed Technologies, Inc. Other brands, names and trademarks contained in this report are the property of their respective owners.

PART I

Item 1. *Business*

Mindspeed Technologies, Inc. (we or Mindspeed) designs, develops and sells semiconductor networking solutions for communications applications in enterprise, broadband access, metropolitan and wide area networks. Our products, ranging from optical network transceiver solutions to voice and Internet protocol (IP) processors, are classified into three focused product families: high-performance analog products, multiservice access digital signal processor (DSP) products and wide area networking (WAN) communications products. Our products are sold to original equipment manufacturers (OEMs) for use in a variety of network infrastructure equipment, including mixed media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, IP private branch exchanges (PBXs), optical modules and broadcast video systems. Service providers use this equipment for the processing, transmission and switching of high-speed voice, data and video traffic, including advanced services such as voice-over-IP (VoIP), within different segments of the communications network. Our customers include Alcatel-Lucent, Cisco Systems, Inc., Huawei Technologies Co. Ltd., LM Ericsson Telephone Company, Nokia Siemens Networks, Nortel Networks, Inc. and Zhongxing Telecom Equipment Corp. (ZTE).

We believe the breadth of our product portfolio, combined with more than three decades of experience in semiconductor hardware, software and communications systems engineering, provide us with a competitive advantage. We have proven expertise in signal, packet and transmission processing technologies, which are critical core competencies for successfully defining, designing and implementing advanced semiconductor products for next-generation network infrastructure equipment. We seek to cultivate close relationships with leading network infrastructure OEMs to understand emerging markets, technologies and standards. We focus our research and development efforts on applications in the segments of the telecommunications network which we believe offer the most attractive growth prospects. Our business is fabless, which means we outsource all of our manufacturing needs, and we do not own or operate any semiconductor manufacturing facilities. We believe being fabless allows us to minimize operating infrastructure and capital expenditures, maintain operational flexibility and focus our resources on the design, development and marketing of our products — the highest value-creation elements of our business model.

Spin-off from Conexant Systems, Inc.

Mindspeed was originally incorporated in Delaware in 2001 as a wholly owned subsidiary of Conexant Systems, Inc. On June 27, 2003, Conexant completed the distribution to Conexant stockholders of all outstanding shares of common stock of Mindspeed. In the distribution, each Conexant stockholder received one share of our common stock (including an associated preferred share purchase right) for every three shares of Conexant common stock held and cash for any fractional share of our common stock. Following the distribution, we began operations as an independent, publicly held company. Our common stock trades on the Nasdaq Global Market under the ticker symbol "MSPD."

Prior to the distribution, Conexant transferred to us the assets and liabilities of its Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to us under the distribution agreement entered into between us and Conexant. Also prior to the distribution, Conexant contributed to us cash in an amount such that at the time of the distribution our cash balance was $100.0 million. We issued to Conexant a warrant to purchase six million shares (30 million shares on a pre-June 30, 2008 one-for-five reverse stock split basis) of our common stock at a price of $17.04 per share ($3.408 on a pre-June 30, 2008 one-for-five reverse stock split basis), exercisable for a period of ten years after the distribution. In connection with the distribution, we and Conexant also entered into a Credit Agreement (terminated December 2004), an Employee Matters Agreement, a Tax Allocation Agreement, a Transition Services Agreement and a Sublease.

Industry Overview

Communications semiconductor products are a critical part of network infrastructure equipment. Network infrastructure OEMs require advanced communications semiconductor products — such as digital signal processors, transceivers, framers, packet and cell processors and switching solutions — that are highly optimized for the equipment employed by their customers. We seek to provide semiconductor products that enable network infrastructure OEMs to meet the needs of their service provider and enterprise customers in terms of system performance, functionality and time-to-market.

Addressed Markets

Our semiconductor products are primarily focused on network infrastructure equipment applications in three segments of the broadly defined communications network: enterprise networks, broadband access service areas, and metropolitan and wide area networks. The type and complexity of network infrastructure equipment used in these network segments continues to expand, driven by the need for the processing, transmission and switching of digital voice, data and video traffic over multiple communication media, at numerous transmission data rates and employing different protocols.

Enterprise networks include equipment that is deployed primarily in the offices of commercial enterprises for voice and data communications and access to outside networks. An enterprise network may be comprised of many local area networks, as well as client workstations, centralized database management systems, storage area networks and other components. In enterprise networks, communications semiconductors facilitate the processing and transmission of voice, data and video traffic in converged IP networks that are replacing the traditional separate telephone, data and video conferencing networks. Typical network infrastructure equipment found in enterprise networks that use our products include voice gateways, IP PBXs, storage area network (SAN) routers and director class switches. In addition, a major trend in the broadcast video market is the switch from analog to digital television transmission and the conversion from standard-definition television services to high-definition television (HDTV) services featuring more detailed images and digital surround sound. We offer a family of broadcast-video products optimized for high-speed HDTV routing and production switcher applications.

Broadband Access service areas of the telecommunications network refer to the "last mile" of a telecommunications or cable service provider's physical network (including copper, fiber optic or wireless transmission) and the network infrastructure equipment that connects end-users, typically located at a business or residence, with metropolitan and wide area networks. For this portion of the network, infrastructure equipment requires semiconductors that enable reliable, high-speed connectivity capable of aggregating or disaggregating and transporting multiple forms of voice, data and video traffic. In addition, communications semiconductors must accommodate multiple transmission standards and communications protocols to provide a bridge between dissimilar access networks, for example, connecting wireless base station equipment to a wireline network. Typical network infrastructure equipment found at the edge of the broadband access service area that use our products include optical node units (ONU), optical line terminals (OLT), remote access concentrators, digital subscriber line (DSL) access multiplexers, mixed-media gateways, wireless base stations, digital loop carrier equipment and media converters.

Metropolitan and Wide Area Networks, or metro and WAN, service areas of the telecommunications network refer to the portion of a service provider's physical network that enables high-speed communications within a city or a larger regional area. In addition, it provides the communications link between broadband access service areas and the fiber optic-based, wide-area network. For metro equipment applications, communications semiconductors provide transmission and processing capabilities, as well as information segmentation and classification, and routing and switching functionality, to support high-speed traffic from multiple sources employing different transmission standards and communications protocols. These functions require signal conversion, signal processing and packet processing expertise to support the design and development of highly integrated mixed-signal devices combining analog and digital functions with communications protocols and application software. Typical network infrastructure equipment found in metro service areas that use our products include add-drop multiplexers, switches, high-speed routers, digital cross-connect systems, optical edge devices and multiservice provisioning platforms.

The telecommunications network, including the Internet, has evolved into a complex, hybrid series of digital and optical networks that connect individuals and businesses globally. These new larger bandwidth, data-centric networks integrate voice, data and video traffic, operate over both wired and wireless media, link existing voice and data networks and cross traditional enterprise, broadband access, metro and long haul service area boundaries. Network infrastructure OEMs are designing faster, more intelligent and more complex equipment to satisfy the needs of the service providers as they continue to expand their network coverage and service offerings while upgrading and connecting or integrating existing networks of disparate types. In this demanding environment, we believe network infrastructure OEMs select as their strategic partners communications semiconductor suppliers who can deliver advanced products that provide increased functionality, lower total system cost and support for a variety of communications media, operating speeds and protocols.

The Mindspeed Approach

We believe the breadth of our product portfolio, combined with our expertise in semiconductor hardware, software and communications systems engineering, provide us with a competitive advantage in designing and selling our products to leading network infrastructure OEMs.

We have proven expertise in signal, packet and transmission processing technologies. Signal processing involves both signal conversion and digital signal processing techniques that convert and compress voice, data and video between analog and digital representations. Packet processing involves bundling or segmenting information traffic using standard protocols such as IP or asynchronous transfer mode (ATM) and enables sharing of transmission bandwidth across a given communication medium. Transmission processing involves the transport and receipt of voice, data and video traffic across copper wire and optical fiber communications media.

These core technology competencies are critical for developing semiconductor networking solutions that enable the processing, transmission and switching of high-speed voice, data and video traffic, employing multiple communications protocols, across disparate communications networks. Our core technology competencies are the foundation for developing our:

- semiconductor device architectures, including digital signal processors, mixed signal devices and programmable protocol engines, as well as analog signal processing capabilities;
- highly optimized signal processing algorithms and communications protocols, which we implement in semiconductor devices; and
- critical software drivers and application software to perform signal, packet and transmission processing tasks.

We believe the software drivers and application software are an increasingly important part of the semiconductor networking solutions we offer to OEMs.

Increasing Demand for Communications Semiconductors

We believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, offers attractive long-term growth prospects for several reasons:

- We anticipate that demand for network capacity will continue to increase, driven by:
  - Internet user growth;
  - higher network utilization rates; and
  - the popularity of VoIP and other bandwidth-intensive applications, such as wireless data transfer and video/multimedia applications.
- We believe that incumbent telecommunications carriers, integrated communication service providers and cable multiple service operators worldwide will continue to upgrade and expand legacy portions of their networks to accommodate new service offerings and to reduce operating costs.
- In developing countries, we expect that service providers will continue the build-out of telecommunication networks, many of which were previously government owned.

Moreover, we expect that network infrastructure OEMs will outsource more of their semiconductor component requirements to semiconductor suppliers, allowing the OEMs to reduce their operating cost structure by shifting their focus and investment from internal application specific integrated circuit (ASIC) semiconductor design and development to more strategic systems development.

Strategy

Our objective is to grow our business and to become the leading supplier of semiconductor networking solutions to leading global network infrastructure OEMs in key enterprise, broadband access and metro service area market segments. To achieve this objective, we are pursuing the following strategies:

Focus on Increasing Share in High-Growth, High-Margin Applications

We have established strong market positions for our products in the enterprise, broadband access and metro service areas of the telecommunications network. We believe the markets for semiconductor products that address these applications will grow at faster rates than the markets for network infrastructure equipment in general. In addition, products which address applications in the enterprise, broadband access and metro service areas and perform packet processing, transmission processing and/or signal processing functions typically command higher average selling prices and higher margins, primarily due to their functional complexity and their software content. These two key attributes are expected to make the enterprise, broadband access and metro service areas the most attractive market segments for the foreseeable future. We believe that our three core technology competencies, coupled with focused investments in product development, will position us to increase our share in those target areas.

Expand Strategic Relationships with Industry-Leading Global Network Infrastructure OEMs and Maximize Design Win Share

We identify and selectively establish strategic relationships with market leaders in the network infrastructure equipment industry to develop next-generation products and, in some cases, customized solutions for their specific needs. We have an extensive history of working closely with our customers' research and development and marketing teams to understand emerging markets, technologies and standards, and we invest our product development resources in those areas. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our semiconductor products during development of their system-level products, enhance our ability to obtain design wins from those customers and encourage adoption of our technology throughout the industry.

In North America, we have cultivated close relationships with leading network infrastructure OEMs, including Cisco Systems, Inc. and Nortel Networks, Inc. Abroad, we have established close relationships with market leaders such as Huawei Technologies Co., Ltd., and Zhongxing Telecom Equipment Corp. in the Asia-Pacific region and Alcatel-Lucent, Nokia Siemens Networks, and LM Ericsson Telephone Company in Europe.

Capitalize on the Breadth of Our Product Portfolio

We build on the breadth of our product portfolio of physical-layer devices, together with our signal and packet processing devices and communications software expertise, to increase our share of the silicon content in our customers' products. We offer a range of complementary products that are optimized to work with each other and provide our customers with complete information receipt, processing and transmission functions. These complementary products allow infrastructure OEMs to source components that provide proven interoperability from a single semiconductor supplier, rather than requiring OEMs to combine and coordinate individual components from multiple vendors. In addition, we offer highly integrated products such as our family of Comcerto packet processors that provide our customers with a complete hardware and software solution in a single device. These integrated products perform functions typically requiring multiple discrete components and software. We believe that this strategy of offering both complementary and integrated products increases product performance, speeds time-to-market and lowers the total system cost for our customers.

The breadth of our product portfolio also provides a competitive advantage for serving network convergence applications such as multiprotocol wireless-to-wireline connectivity. These applications generally require a combination of processing, transmission or switching functionality to move high-speed voice and data traffic using multiple communications protocols across disparate communications networks.

Through our efforts in building a large product portfolio, we have developed and we maintain a broad intellectual property portfolio. We periodically enter into strategic arrangements to leverage our portfolio by licensing or selling our patents which are no longer core to our business.

Provide Outstanding Technical Support and Customer Service

We provide broad-based technical and product design support to our customers through three dedicated teams: field application engineers, product application engineers and technical marketing personnel. We believe that comprehensive service and support are critical to shortening our customers' design cycles and maintaining a long-term competitive position within the network infrastructure equipment market. Outstanding customer service and support are important competitive factors for semiconductor component suppliers like us seeking to be the preferred suppliers to leading network infrastructure OEMs.

Products

We provide network infrastructure OEMs with a broad portfolio of advanced semiconductor networking solutions, ranging from physical-layer transceivers and framers to higher-layer network processors. Our products can be classified into three focused product families: high-performance analog products, multiservice access DSP products, and WAN communications products. These three product families are found in a variety of networking equipment designed to process, transmit and switch voice, data and video traffic between, and within, the different segments of the communications network.

High-Performance Analog Products

Our high-performance analog transmission devices and switching products support storage area networking, fiber-to-the-premise and broadcast video, as well as mainstream synchronous optical networking (SONET)/ synchronous digital hierarchy (SDH) and packet-over-SONET applications, typically operating at data transmission rates between 155 megabits per second (Mbps) and 10 gigabits per second (Gbps). Our transmission products include laser drivers, transimpedance amplifiers, post amplifiers, clock and data recovery circuits, serializers/ deserializers, video reclockers, cable drivers and line equalizers. These products serve as the connection between a fiber optic or coaxial cable component interface and the remainder of the electrical subsystem in various network equipment and perform a variety of functions, including:

- converting incoming optical signals from fiber optic cables to electrical signals for processing and transport over a wireline medium and vice-versa;
- conditioning the signal to remove unwanted noise or errors;
- combining lower speed signals from multiple parallel paths into higher speed serial paths, and vice-versa, for bandwidth economy; and
- amplifying and equalizing weaker signals as they pass through a particular system's equipment, media or network.

Our switching products include a family of high-speed crosspoint switches capable of switching traffic beyond 4.25 Gpbs within various types of network switching equipment. These crosspoint switches direct, or transfer, a large number of high-speed data input streams, regardless of traffic type, to different connection trunks for rerouting the information to new destination points in the network. Crosspoint switches are often used to provide redundant traffic paths in networking equipment to protect against the loss of critical data from spurious network outages or failures that may occur from time-to-time. Target equipment applications for our switching products include add-drop multiplexers, high-density IP switches, storage-area routers and optical cross-connect systems. In addition, we offer crosspoint switches optimized for standard and high-definition broadcast video routing and production switching applications at rates up to 3 Gbps.

Multiservice Access Processor Products

Our software-configurable multiservice access DSP products serve as bridges for transporting voice, fax and modem transmissions between circuit-switched networks and packet-based networks. Our multiservice access DSP device architecture combines the performance of a digital-signal processor core with the flexibility of a microcontroller core to support our extensive suite of voice compression techniques, echo cancellers and communications protocols. These products process and translate voice and data and perform various management and reporting functions. They compress the signals to minimize bandwidth consumption and modify or add communications protocols to accommodate transport of the signals across a variety of different networks. Supported services include VoIP, voice-over-ATM (VoATM) and voice-over-DSL services, as well as wireline-to-wireless connectivity.

Our Comcerto family of packet processors includes a full range of software-compatible solutions that enable OEMs to provide scalable systems with customized features for carrier, enterprise and customer premise applications. The high-density members of this family, the Comcerto 600, Comcerto 700 and Comcerto 900 series processors and related software, provide a complete "system-on-a-chip" solution for carrier-class VoIP and VoATM applications. The Comcerto 600 is capable of handling more than 256 channels of both VoIP and VoATM traffic, while the Comcerto 700 supports more than 400 channels, and the Comcerto 900 supports more than 600 channels. All are targeted for use in media gateways designed to bridge wireless, wireline and enterprise networks.

The Comcerto 500 and 800 series solutions are designed for enterprise voice and data processing applications. The Comcerto 500 series is a silicon "PBX-on-a-chip" which supports all required voice processing functionality for up to 64 channels, including encryption and is also used in access gateway applications. The Comcerto 800 series enables a new class of "office-in-a-box" systems by combining a high-quality voice-over-packet (VoP) subsystem with a high-performance routing and virtual private network (VPN) engine. The Comcerto 800 series integrates voice processing, packet processing and encryption functionality into a single device for the rapidly growing market for VoP enterprise networks. This product is targeted for use in enterprise voice gateways, IP PBXs and integrated access devices (IADs).

The newest member of the Comcerto family, the Comcerto 100 series broadband services processor, is designed to support secure "triple-play" voice, video and data networks for residential and small office/home office markets. The Comcerto 100 series processor integrates high-performance security processing, packet processing and quality of service (QoS) capabilities for next-generation broadband customer premise equipment (CPE) enabling service providers to deliver sophisticated multimedia content to their subscribers.

WAN Communications Products

Our WAN communications products include transmission solutions and high-performance ATM/multi-protocol label switching (MPLS) network processors that facilitate the aggregation, processing and transport of voice and data traffic over copper wire or fiber optic cable to access metropolitan and long-haul networks.

Our T1/E1, T3/E3 and SONET carrier devices incorporate high-speed analog, digital and mixed-signal circuit technologies and include multi-port framers and line interface units (LIUs) or transceivers for 1.5 Mbps to 155 Mbps data transmission. Framers format data for transmission and extract data at reception, while LIUs condition signals for transmission and reception over multiple media. Our link-layer products include multi-channel, high-level data link channel (HDLC) communications controllers and multi-channel, inverse multiplexing over ATM (IMA) traffic controllers. The IMA protocol enables the aggregation of multiple T1 or DSL lines to deliver higher data rates using existing ATM infrastructure while the HDLC protocol is used for the packetization of data and the transfer of messaging and signaling information across the network. We also offer a family of symmetric DSL (SDSL) transceivers which enable service providers to deliver Internet access at data transmission rates of 1.5 Mbps to 5.7 Mbps in both directions over copper wire, supporting telecommuting and branch office functions worldwide.

Our high-performance ATM/MPLS network processors are designed to offer advanced protocol translation and traffic management capabilities. Protocol translation occurs where different types of networks and protocols interconnect. Traffic management describes a collection of functions which are used to optimally allocate network bandwidth and allow service providers to provide differentiated services over their networks. Our software-programmable devices operate at data transmission rates from 1.5 Mbps to 2.5 Gbps. Our network processor devices address internetworking applications, including ATM segmentation and reassembly, and a variety of traffic management functions, including traffic shaping, traffic policing and queue management, required by these applications.

Our carrier Ethernet products include Ethernet media access controllers and oversubscription aggregators which have applications in both enterprise switches and telecom edge switches. These carrier Ethernet products add traffic shaping and quality of service prioritization mechanisms in order to provide the higher degree of traffic control needed in wide area networks that base their data transmission on the Ethernet protocol prevalent in local area networks. In late fiscal 2008 we also introduced a carrier Ethernet switch component that can be used to aggregate up to ten 1 Gbps Ethernet streams to a single 10 Gbps Ethernet stream.

Our wide-area networking communications products are designed for use in a variety of equipment including digital loop carriers, DSL access multiplexers, add-drop multiplexers, switches, high-speed routers, digital cross-connect systems, optical edge devices, multiservice provisioning platforms, voice gateways and wireless base station controllers.

Customers

We market and sell our semiconductor networking solutions directly to leading network infrastructure OEMs. We also sell our products indirectly through electronic component distributors and third-party electronic manufacturing service providers, which manufacture products incorporating our semiconductor networking solutions for OEMs. Sales to distributors accounted for approximately 52% of our revenues for fiscal 2008. For fiscal 2008, distributors Alltek Technology Corporation and Avnet, Inc. accounted for 16% and 11%, respectively, of our net revenues.

Our top five direct OEM customers for fiscal year 2008 were Alcatel-Lucent, Huawei Technologies Co., Oplink Communications, Inc., Samsung Electronics Co. and Zhongxing Telecom Equipment Corp. While our direct sales to these customers accounted for a total of approximately 14% of our fiscal 2008 net revenues, we believe indirect sales to these same customers represent a significant additional portion of our net revenues. We believe that our significant indirect network infrastructure OEM customers for fiscal year 2008 included Cisco Systems, Inc., Nortel Networks, Inc., and Nokia Siemens Networks, however we do not believe any of our OEM customers accounted for 10% or more of our net revenues.

Our customer base is widely dispersed geographically. Revenues derived from customers located in the Americas, Europe and the Asia-Pacific region were 36%, 13% and 51%, respectively, of our total revenues for fiscal 2008. We believe a substantial portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region is ultimately shipped to end-markets in the Americas and Europe. See Item 8 "Financial Statements and Supplementary Data," including Note 2 and Note 14 of Notes to Consolidated Financial Statements for additional information on customers and geographic areas.

Sales, Marketing and Technical Support

We have a worldwide sales, marketing and technical support organization comprised of 100 employees as of October 31, 2008, located in two domestic and seven international sales locations. Our marketing, sales and field applications engineering teams, augmented by 14 electronic component distributors and 10 sales representative organizations, focus on marketing and selling semiconductor networking solutions to worldwide network infrastructure OEMs.

We maintain close working relationships with our customers throughout their lengthy product development cycle. Our customers may need six months or longer to test and evaluate our products and an additional six months or longer to begin volume production of network infrastructure equipment that incorporates our products. During this process, we provide broad-based technical and product design support to our customers through our field application engineers, product application engineers and technical marketing personnel. We believe that providing comprehensive product service and support is critical to shortening our customers' design cycles and maintaining a competitive position in the network infrastructure equipment market.

Operations and Manufacturing

We are a fabless company, which means we do not own or operate foundries for wafer fabrication or facilities for device assembly and final test of our products. Instead, we outsource wafer fabrication, assembly and testing of our semiconductor products to independent, third-party contractors. We use mainstream digital complementary metal-oxide semiconductor (CMOS) process technology for the majority of our products; we rely on specialty processes for the remainder of our products. Taiwan Semiconductor Manufacturing Co., Ltd. (TSMC) is our principal foundry supplier of CMOS wafers and die. Our primary foundry supplier for specialty process requirements is Jazz Semiconductor, Inc. We use several other suppliers for wafers used in older products. We believe that the raw materials, parts and supplies required by our foundry suppliers are generally available at present and will be available in the foreseeable future.

Semiconductor wafers are usually shipped to third-party contractors for device assembly and packaging where the wafers are cut into individual die, packaged and tested before final shipment to customers. We use Amkor Technology, Inc. and other third-party contractors, located in the Asia-Pacific region, Europe and California, to satisfy a variety of assembly and packaging technology and product testing requirements associated with the back-end portion of the manufacturing process.

We qualify each of our foundry and back-end process providers. This qualification process consists of a detailed technical review of process performance, design rules, process models, tools and support, as well as analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical and parametric data from our wafer foundry and back-end providers. We closely monitor wafer foundry production for overall quality, reliability and yield levels.

Competition

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of U.S. and international suppliers that are both larger and smaller than us in terms of resources and market share. We expect intense competition to continue.

Our principal competitors are Applied Micro Circuits Corporation, Exar Corporation, Freescale Semiconductor, Inc., Gennum Corporation, Infineon Technologies A.G., Maxim Integrated Products, Inc., PMC-Sierra, Inc., Texas Instruments Incorporated, Transwitch Corporation and Vitesse Semiconductor Corporation.

We believe that the principal competitive factors for semiconductor suppliers in each of our served markets are:

- time-to-market;
- product quality, reliability and performance;
- customer support;
- price and total system cost;
- new product innovation; and
- compliance with industry standards.

While we believe that we compete favorably with respect to each of these factors, many of our current and potential competitors have certain advantages over us, including:

- stronger financial position and liquidity;
- longer presence in key markets;
- greater name recognition;

- more secure supply chain;
- access to larger customer bases; and
- significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products than we can. Our competitors may also be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be more able to respond to the cyclical fluctuations or downturns that affect the semiconductor industry from time to time. Moreover, we have incurred substantial operating losses and we anticipate future losses. If we are not successful in assuring our customers of our financial stability, our OEM customers may choose semiconductor suppliers whom they believe have a stronger financial position or liquidity, which may materially adversely affect our business.

Backlog

Our sales are made primarily pursuant to standard purchase orders for delivery of products. Because industry practice allows customers to cancel orders with limited advance notice to us prior to shipment, we believe that backlog as of any particular date is not a reliable indicator of our future revenue levels.

Research and Development

We have significant research, development, engineering and product design capabilities. As of October 31, 2008, we had 271 employees engaged in research and development activities. We perform research and product development activities at our headquarters in Newport Beach, California and at eight design centers. In order to enhance the cost-effectiveness of our operations, we have increasingly sought to shift portions of our research and development operations to jurisdictions with lower cost structures than that available in the United States. Our design centers are strategically located to take advantage of key technical and engineering talent. Our success depends to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made and plan to make substantial investments in research and development and to participate in the formulation of industry standards. In addition, we actively collaborate with technology leaders to define and develop next-generation technologies.

We spent approximately $56.2 million, $57.4 million, and $64.1 million on research and development activities in fiscal years 2008, 2007 and 2006, respectively. The decreases in our research and development expenses reflect the workforce reductions and other cost reduction actions we implemented in fiscal years 2002 through 2008.

Intellectual Property

Our success and future revenue growth depend, in part, on the intellectual property that we own and develop, including patents, licenses, trade secrets, know-how, trademarks and copyrights, and on our ability to protect our intellectual property. We continuously review our patent portfolio to maximize its value to us, abandoning or selling inapplicable or less useful patents and filing new patents important to our product roadmap. Our patent portfolio may be used to avoid, defend or settle any potential litigation with respect to various technologies contained in our products. The portfolio may also provide negotiating leverage in attempts to cross-license patents or technologies with third parties. We may also seek to leverage our patent portfolio by licensing or selling our patents or other intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as employee and third-party nondisclosure and confidentiality agreements and other methods to protect our proprietary technologies and processes. In connection with our participation in the development of various industry standards, we may be required to reasonably license certain of our patents to other parties, including competitors that develop products based upon the adopted industry standards. We have also entered into agreements with certain of our customers and granted these customers the right to use our proprietary technology in the event that we file for bankruptcy protection or take other equivalent actions. While in the aggregate our intellectual property is considered important to our operations, no single patent, license, trade secret, know-how, trademark or copyright is considered of such importance that its loss or termination would materially affect our business or financial condition.

Employees

As of October 31, 2008, we had 484 full-time employees, approximately 322 of whom were engineers. Our employees are not covered by any collective bargaining agreements and we have not experienced a work stoppage in the past five years. We believe our future success will depend in large part on our ability to continue to attract, motivate, develop and retain highly skilled and dedicated technical, marketing and management personnel.

Cyclicality

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular.

In addition, our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, such as demand for network infrastructure equipment, the timing of receipt, reduction or cancellation of significant orders, fluctuations in the levels of component inventories held by our customers, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to develop, introduce and market new products and technologies on a timely basis, the availability and cost of products from our suppliers, new product and technology introductions by competitors, intellectual property disputes, and the timing and extent of product development costs.

Available Information

We maintain an Internet website at http://www.mindspeed.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and other information related to our company, are available free of charge on this site as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission (SEC). Our Code of Business Conduct and Ethics, Guidelines on Corporate Governance and Board Committee Charters are also available on our website. We will provide reasonable quantities of paper copies of filings free of charge upon request. In addition, we will provide a copy of the Board Committee Charters to stockholders upon request. No portion of our Internet website or the information contained in or connected to the website is incorporated into this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

Our business, financial condition and operating results can be affected by a number of factors, including those listed below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. Any of these risks could also materially and adversely affect our business, financial condition or the price of our common stock or other securities.

We have incurred operating losses in the past and we may incur losses in future periods.

We generated net income of $7.2 million in fiscal 2008, however incurred net losses of $21.9 million in fiscal 2007 and $24.5 million in fiscal 2006. We may incur losses and negative cash flows in future periods.

In order to sustain profitability and positive cash flows from operations, we must further reduce operating expenses and/or increase our revenues. We have completed a series of cost reduction actions which have improved our operating cost structure, and we will continue to perform additional actions, when necessary. These expense reductions alone may not allow us to sustain the profitability we achieved in the fourth quarter of fiscal 2008. Our ability to achieve the necessary revenue growth will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises, the level of which may decrease due to general economic conditions, and uncertainty, over which we have no control. We may not be successful in achieving the necessary revenue growth or the expected expense reductions. Moreover, we may be unable to sustain past or expected future expense reductions in subsequent periods. We may not be able to sustain the profitability achieved in fiscal 2008.

We have substantial cash requirements to fund our operations, research and development efforts and capital expenditures. Our capital resources are limited and capital needed for our business may not be available when we need it.

For fiscal 2008, we generated $26.7 million in cash from operating activities compared to net cash used in operating activities of $10.0 million in fiscal 2007 and $15.9 million in fiscal 2006. Our principal sources of liquidity are our existing cash balances and cash generated from product sales and sales of intellectual property. As of October 3, 2008, our cash and cash equivalents totaled $43.0 million. We believe that our existing sources of liquidity will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next 12 months, including the repayment of the remaining $10.5 million in senior convertible debt due in November 2009. However, this may not be the case, and if we incur operating losses and negative cash flows in the future, we may need to reduce further our operating costs or obtain alternate sources of financing, or both. We have recently completed transactions that involved the issuance or incurrence of indebtedness, including credit facilities. Even after completing these transactions, we may need additional capital in the future and may not have access to additional sources of capital on favorable terms or at all. If we raise additional funds through the issuance of equity, equity-based or debt securities, such securities may have rights, preferences or privileges senior to those of our common stock and our stockholders may experience dilution of their ownership interests. In addition, there can be no assurance that we will continue to benefit from the sale of non-core patents as we have in previous periods.

Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address, including the cyclical nature of and volatility in the semiconductor industry. As a result, the market price of our common stock may decline.

We operate primarily in the semiconductor industry, which is cyclical and subject to rapid change and evolving industry standards. From time to time, the semiconductor industry has experienced significant downturns. These downturns are characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. These factors could cause substantial fluctuations in our revenue and in our results of operations. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the industry or wired and wireless communications markets to fully recover from downturns could seriously impact our revenue and harm our business, financial condition and results of operations. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor industry, which could cause large fluctuations in our stock price.

Additionally, recently general worldwide economic conditions have experienced a significant downturn due to slower economic activity, concerns about inflation and deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the wired and wireless communications markets, recent international conflicts and terrorist and military activity, and the impact of natural disasters and public health emergencies. These conditions make it extremely difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they could cause U.S. and foreign businesses to slow spending on our products and services, which would delay and lengthen sales cycles. We cannot predict the timing, strength or duration of any worldwide economic slowdown or subsequent economic recovery, or in the semiconductor industry or the wired and wireless communications markets. If the economy or markets in which we operate do not return to historical levels, our business, financial condition and results of operations will likely be materially and adversely affected. Additionally, the combination of our lengthy sales cycle coupled with challenging macroeconomic conditions could have a synergistic negative impact on the results of our operations.

The price of our common stock may fluctuate significantly.

The price of our common stock is volatile and may fluctuate significantly. There can be no assurance as to the prices at which our common stock will trade or that an active trading market in our common stock will be sustained in the future. The market price at which our common stock trades may be influenced by many factors, including:

- our operating and financial performance and prospects, including our ability to sustain the profitability we achieved in the fourth quarter of fiscal 2008;
- the depth and liquidity of the market for our common stock which can impact, among other things, the volatility of our stock price and the availability of market participants to borrow shares;
- investor perception of us and the industry in which we operate;
- the level of research coverage of our common stock;
- changes in earnings estimates or buy/sell recommendations by analysts;
- general financial and other market conditions; and
- domestic and international economic conditions.

In addition, public stock markets have experienced, and may in the future experience, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. If our common stock trades below $1.00 for 30 consecutive trading days, or if we otherwise do not meet the requirements for continued quotation on the Nasdaq Global Market (NASDAQ), our common stock could be delisted which would adversely affect the ability of investors to sell shares of our common stock and could otherwise adversely affect our business. During fiscal 2008, our common stock traded below $1.00 for 30 consecutive trading days. In order to regain compliance with the minimum bid price rule, we effected a one-for-five reverse stock split on June 30, 2008.

On October 16, 2008, NASDAQ filed a rule change with the SEC to suspend temporarily the continued listing requirements relating to bid price and market value of publicly held shares through January 16, 2009. In November 2009, our stock price began trading below $1.00 per share. We can provide no assurance that we will be in compliance with the minimum bid price rule once the suspension is lifted.

Our operating results are subject to substantial quarterly and annual fluctuations.

Our revenues and operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

- changes in end-user demand for the products manufactured and sold by our customers;
- the effects of competitive pricing pressures, including decreases in average selling prices of our products;
- the gain or loss of significant customers;
- market acceptance of our products and our customers' products;
- our ability to develop, introduce, market and support new products and technologies on a timely basis;
- intellectual property disputes;
- the timing of receipt, reduction or cancellation of significant orders by customers;
- fluctuations in the levels of component inventories held by our customers and changes in our customers' inventory management practices;
- shifts in our product mix and the effect of maturing products;
- availability and cost of products from our suppliers;

- the timing and extent of product development costs;
- new product and technology introductions by us or our competitors;
- fluctuations in manufacturing yields; and
- significant warranty claims, including those not covered by our suppliers.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly or annual operating results.

The loss of one or more key customers or distributors, or the diminished demand for our products from a key customer could significantly reduce our revenues and profits.

A relatively small number of end customers and distributors have accounted for a significant portion of our revenues in any particular period. We have no long-term volume purchase commitments from our key customers. One or more of our key customers or distributors may discontinue operations as a result of consolidation, liquidation or otherwise. Reductions, delays and cancellation of orders from our key customers or the loss of one or more key customers could significantly reduce our revenues and profits. We cannot assure you that our current customers will continue to place orders with us, that orders by existing customers will continue at current or historical levels or that we will be able to obtain orders from new customers.

Our operating results are subject to substantial quarterly and annual fluctuations.

Our revenues and operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

- changes in end-user demand for the products manufactured and sold by our customers;
- the effects of competitive pricing pressures, including decreases in average selling prices of our products;
- the gain or loss of significant customers;
- market acceptance of our products and our customers' products;
- our ability to develop, introduce, market and support new products and technologies on a timely basis;
- intellectual property disputes;
- the timing of receipt, reduction or cancellation of significant orders by customers;
- fluctuations in the levels of component inventories held by our customers and changes in our customers' inventory management practices;
- shifts in our product mix and the effect of maturing products;
- availability and cost of products from our suppliers;
- the timing and extent of product development costs;
- new product and technology introductions by us or our competitors;
- fluctuations in manufacturing yields; and
- significant warranty claims, including those not covered by our suppliers.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly or annual operating results.

We may not be able to attract and retain qualified personnel necessary for the design, development, sale and support of our products. Our success could be negatively affected if key personnel leave.

Our future success depends on our ability to attract, retain and motivate qualified personnel, including executive officers and other key management, technical and support personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. We may not be able to attract and retain qualified management and other personnel necessary for the design, development, sale and support of our products.

In periods of poor operating performance, we have experienced, and may experience in the future, particular difficulty attracting and retaining key personnel. If we are not successful in assuring our employees of our financial stability and our prospects for success, our employees may seek other employment, which may materially and adversely affect our business. Moreover, our recent expense reduction and restructuring initiatives, including a series of worldwide workforce reductions, have reduced the number of our technical employees. We intend to continue to expand our international business activities including expansion of design and operational centers abroad and may have difficulty attracting and maintaining international employees. The loss of the services of one or more of our key employees, including Raouf Y. Halim, our chief executive officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

Many of our engineers are foreign nationals working in the United States under visas. The visas held by many of our employees permit qualified foreign nationals working in specialty occupations, such as certain categories of engineers, to reside in the United States during their employment. The number of new visas approved each year may be limited and may restrict our ability to hire additional qualified technical employees. In addition, immigration policies are subject to change, and these policies have generally become more stringent since the events of September 11, 2001. Any additional significant changes in immigration laws, rules or regulations may further restrict our ability to retain or hire technical personnel.

We are entirely dependent upon third parties for the manufacture of our products and are vulnerable to their capacity constraints during times of increasing demand for semiconductor products.

We are entirely dependent upon outside wafer fabrication facilities, known as foundries, for wafer fabrication services. Our principal suppliers of wafer fabrication services are TSMC and Jazz. We are also dependent upon third parties, including Amkor, for the assembly and testing of all of our products. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. Periods of upturns in the semiconductor industry may be characterized by rapid increases in demand and a shortage of capacity for wafer fabrication and assembly and test services.

The risks associated with our reliance on third parties for manufacturing services include:

- the lack of assured supply, potential shortages and higher prices;
- increased lead times;
- limited control over delivery schedules, manufacturing yields, production costs and product quality; and
- the unavailability of, or delays in obtaining, products or access to key process technologies.

Our standard lead time, or the time required to manufacture our products (including wafer fabrication, assembly and testing) is typically 12 to 16 weeks. During periods of manufacturing capacity shortages, the foundries and other suppliers on whom we rely may devote their limited capacity to fulfill the production requirements of other clients that are larger or better financed than we are, or who have superior contractual rights to enforce the manufacture of their products, including to the exclusion of producing our products.

Additionally, if we are required to seek alternative foundries or assembly and test service providers, we would be subject to longer lead times, indeterminate delivery schedules and increased manufacturing costs, including costs to find and qualify acceptable suppliers. For example, if we choose to use a new foundry, the qualification process may take as long as six months over the standard lead time before we can begin shipping products from the new foundry. Such delays could negatively affect our relationships with our customers.

Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a "last-time buy" program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of a wafer fabrication process on which we rely may adversely affect our revenues and our customer relationships.

The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including deteriorations in general economic conditions, labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers' manufacturing facilities are located near major earthquake fault lines in the Asia-Pacific region and in California. In the event of a disruption of the operations of one or more of our suppliers, we may not have an alternate source immediately available. Such an event could cause significant delays in shipments until we are able to shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate manufacturing capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers' requirements and have a material adverse effect on our operating results.

In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience, from time to time, lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers' demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

We are subject to the risks of doing business internationally.

A significant part of our strategy involves our continued pursuit of growth opportunities in a number of international markets. We market, sell, design and service our products internationally. Sales to customers located outside the United States, primarily in the Asia-Pacific region and Europe, were approximately 68% of our net revenues for fiscal 2008. In addition, we have design centers, customer support centers, and rely on suppliers, located outside the United States, including foundries and assembly and test service providers located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad which could adversely affect our ability to increase or maintain our foreign sales. These include, but are not limited to, risks regarding:

- currency exchange rate fluctuations;
- local economic and political conditions;
- disruptions of capital and trading markets;
- accounts receivable collection and longer payment cycles;
- difficulties in staffing and managing foreign operations;
- potential hostilities and changes in diplomatic and trade relationships;
- restrictive governmental actions (such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);
- changes in legal or regulatory requirements;
- difficulty in obtaining distribution and support;
- the laws and policies of the United States and other countries affecting trade, foreign investment and loans and import or export licensing requirements;
- environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety;

- tax laws;
- limitations on our ability under local laws to protect our intellectual property;
- cultural differences in the conduct of business; and
- natural disasters, acts of terrorism and war.

Because most of our international sales are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. As we continue to shift a portion of our operations offshore, more of our expenses are incurred in currencies other than those in which we bill for the related services. An increase in the value of certain currencies, such as the Euro, Ukrainian hryvnia and Indian rupee, against the U.S. dollar could increase costs of our offshore operations by increasing labor and other costs that are denominated in local currencies.

From time to time we may enter into foreign currency forward exchange contracts to mitigate the risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. Our financial condition and results of operations could be adversely affected by currency fluctuations.

We are subject to intense competition.

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of U.S. and international semiconductor manufacturers that are both larger and smaller than we are in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted, and is expected to continue to result, in declining average selling prices for our products.

Many of our current and potential competitors have certain advantages over us, including:

- stronger financial position and liquidity;
- longer presence in key markets;
- greater name recognition;
- more secure supply chain;
- access to larger customer bases; and
- significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can. Moreover, we have incurred substantial operating losses and we may continue to incur losses in future periods. We believe that financial stability of suppliers is an important consideration in our customers' purchasing decisions. If our OEM customers perceive that we lack adequate financial stability, they may choose semiconductor suppliers that they believe have a stronger financial position or liquidity.

Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We may not be able to compete successfully against current and potential competitors.

Our success depends on our ability to develop competitive new products in a timely manner and keep abreast of the rapid technological changes in our market.

Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis as well as our ability to keep abreast of rapid technological changes in our markets. Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products. The introduction of new technology representing a substantial advance over current technology could adversely affect demand for our existing products. Currently accepted industry standards are also subject to change, which may also contribute to the obsolescence of our products. If we are unable to develop and introduce new or enhanced products in a timely manner, our business may be adversely affected.

Successful product development and introduction depends on numerous factors, including, among others:

- our ability to anticipate customer and market requirements and changes in technology and industry standards;
- our ability to accurately define new products;
- our ability to complete development of new products, and bring our products to market, on a timely basis;
- our ability to differentiate our products from offerings of our competitors; and
- overall market acceptance of our products.

We may not have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products, particularly if we are required to take further cost reduction actions. Furthermore, we are required to evaluate expenditures for planned product development continually and to choose among alternative technologies based on our expectations of future market growth. We may be unable to develop and introduce new or enhanced products in a timely manner, our products may not satisfy customer requirements or achieve market acceptance, or we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors.

Research and development projects may experience unanticipated delays related to our internal design efforts. New product development also requires the production of photomask sets and the production and testing of sample devices. In the event we experience delays in obtaining these services from the wafer fabrication and assembly and test vendors on whom we rely, our product introductions may be delayed and our revenues and results of operations may be adversely affected.

The increasing significance of our foreign operations exposes us to risks that are beyond our control and could affect our ability to operate successfully.

In order to enhance the cost-effectiveness of our operations, we have increasingly sought to shift portions of our research and development and customer support operations to jurisdictions with lower cost structures than that available in the United States. The transition of even a portion of our business operations to new facilities in a foreign country involves a number of logistical and technical challenges that could result in product development delays and operational interruptions, which could reduce our revenues and adversely affect our business. We may encounter complications associated with the set-up, migration and operation of business systems and equipment in a new facility. This could result in delays in our research and development efforts and otherwise disrupt our operations. If such delays or disruptions occur, they could damage our reputation and otherwise adversely affect our business and results of operations.

To the extent that we shift any operations or labor offshore to jurisdictions with lower cost structures, we may experience challenges in effectively managing those operations as a result of several factors, including time zone differences and regulatory, legal, cultural and logistical issues. Additionally, the relocation of labor resources may have a negative impact on our existing employees, which could negatively impact our operations. If we are unable to effectively manage our offshore research and development staff and any other offshore operations, our business and results of operations could be adversely affected.

We cannot be certain that any shifts in our operations to offshore jurisdictions will ultimately produce the expected cost savings. We cannot predict the extent of government support, availability of qualified workers, future labor rates or monetary and economic conditions in any offshore locations where we may operate. Although some of these factors may influence our decision to establish or increase our offshore operations, there are inherent risks beyond our control, including:

- political uncertainties;
- wage inflation;
- exposure to foreign currency fluctuations;
- tariffs and other trade barriers; and
- foreign regulatory restrictions and unexpected changes in regulatory environments.

We will likely be faced with competition in these offshore markets for qualified personnel, including skilled design and technical personnel, and we expect this competition to increase as companies expand their operations offshore. If the supply of such qualified personnel becomes limited due to increased competition or otherwise, it could increase our costs and employee turnover rates. One or more of these factors or other factors relating to foreign operations could result in increased operating expenses and make it more difficult for us to manage our costs and operations, which could cause our operating results to decline and result in reduced revenues.

Industry consolidation may harm our operating results.

There has been an increasing trend toward industry consolidation in our markets in recent years, particularly among major network equipment and telecommunications companies. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. While we cannot predict how consolidation in our industry will affect our customers or competitors, rapid consolidation will lead to fewer customers, with the effect that loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of more numerous participants. Increased consolidation and competition for fewer customers may result in pricing pressures or a loss in market share, each of which could materially impact our business.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a substantial portion of our products through distributors, some of whom have a right to return unsold products to us. Sales to distributors accounted for approximately 52% of our revenues for fiscal 2008.

Because of the significant lead times for wafer fabrication and assembly and test services, we routinely purchase inventory based on estimates of end-market demand for our customers' products. End-market demand may be subject to dramatic changes and is difficult to predict. End-market demand is highly influenced by the timing and extent of carrier capital expenditures which may decrease due to general economic conditions, and uncertainty, over which we have no control. The difficulty in predicting demand may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory. Conversely, if we fail to anticipate inventory needs we may be unable to fulfill demand for our products, resulting in a loss of potential revenue.

If network infrastructure OEMs do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

Our products are not sold directly to the end-user but are components of other products. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these "design wins." Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier's semiconductors into one of its product platforms, it is more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk for the OEM. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

Our customers generally need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. These lengthy periods also increase the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development and selling, general and administrative expenses before we generate any revenues from new products. We may never generate the anticipated revenues if our customers cancel or change their product plans as customers may increasingly do if economic conditions continue to deteriorate.

We may be subject to claims, or we may be required to defend and indemnify customers against claims, of infringement of third-party intellectual property rights or demands that we, or our customers, license third-party technology, which could result in significant expense.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights against technologies that are important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, including claims arising through our contractual indemnification of our customers, or claims challenging the validity of our patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel.

We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. If litigation or other legal process results in adverse rulings, we may be required to:

- pay substantial damages for past, present and future use of the infringing technology;
- cease the manufacture, use or sale of infringing products;
- discontinue the use of infringing technology;
- expend significant resources to develop non-infringing technology;
- pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or
- relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

In connection with the distribution, we generally assumed responsibility for all contingent liabilities and litigation against Conexant or its subsidiaries related to our business.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as employee and third-party nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. We may be required to engage in litigation to enforce or protect our intellectual property rights, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations; in particular:

- the steps we take to prevent misappropriation or infringement of our intellectual property may not be successful;
- any existing or future patents may be challenged, invalidated or circumvented; or
- the measures described above may not provide meaningful protection.

Despite the preventive measures and precautions that we take, a third party could copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. We generally enter into confidentiality agreements with our employees, consultants and strategic partners. We also try to control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization. Also, former employees may seek employment with our business partners, customers or competitors, and the confidential nature of our proprietary information may not be maintained in the course of such future employment. Further, in some countries outside the United States, patent protection is not available or not reliably enforced. Some countries that do allow registration of patents do not provide meaningful redress for patent violations. As a result, protecting intellectual property in those countries is difficult and competitors may sell products in those countries that have functions and features that infringe on our intellectual property.

The complexity of our products may lead to errors, defects and bugs, which could subject us to significant costs or damages and adversely affect market acceptance of our products.

Although we, our customers and our suppliers rigorously test our products, our products are complex and may contain errors, defects or bugs when first introduced or as new versions are released. We have in the past experienced, and may in the future experience, errors, defects and bugs. If any of our products contain production defects or reliability, safety, quality or compatibility problems that are significant to our customers, our reputation may be damaged and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales of affected products to our customers, which could adversely affect our results of operations.

If defects or bugs are discovered after commencement of commercial production of a new product, we may be required to make significant expenditures of capital and other resources to resolve the problems. This could result in significant additional development costs and the diversion of technical and other resources from our other development efforts. We could also incur significant costs to repair or replace defective products and we could be subject to claims for damages by our customers or others against us. We could also be exposed to product liability claims or indemnification claims by our customers. These costs or damages could have a material adverse effect on our financial condition and results of operations.

We may make business acquisitions or investments, which involve significant risk.

We may from time to time make acquisitions, enter into alliances or make investments in other businesses to complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, any such transactions could result in:

- issuances of equity securities dilutive to our existing stockholders;
- substantial cash payments;
- the incurrence of substantial debt and assumption of unknown liabilities;
- large one-time write-offs;
- amortization expenses related to intangible assets;
- the diversion of management's attention from other business concerns; and
- the potential loss of key employees, customers and suppliers of the acquired business.

Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees, customers and suppliers, and ultimately may not be successful. The benefits or synergies we may expect from the acquisition of complementary or supplementary businesses may not be realized to the extent or in the time frame we initially anticipate.

Additionally, in periods subsequent to an acquisition, we must evaluate goodwill and acquisition-related intangible assets for impairment. If such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

Our results of operations could vary as a result of the methods, estimates and judgments we use in applying our accounting policies.

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on our results of operations (see "Critical Accounting Policies and Estimates" in Part I, Item 7 of this Form 10-K). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and changes in rule making by various regulatory bodies. Factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Substantial sales of the shares of our common stock issuable upon conversion of our convertible senior notes or exercise of the warrant issued to Conexant could adversely affect our stock price or our ability to raise additional financing in the public capital markets.

Conexant holds a warrant to acquire six million shares (adjusted to reflect our June 30, 2008 one-for-five reverse stock split) of our common stock at a price of $17.04 per share (adjusted to reflect our June 30, 2008 one-for-five reverse stock split), exercisable through June 27, 2013, representing approximately 15% of our outstanding common stock on a fully diluted basis. The warrant may be transferred or sold in whole or part at any time. If Conexant sells the warrant or if Conexant or a transferee of the warrant exercises the warrant and sells a substantial number of shares of our common stock in the future, or if investors perceive that these sales may occur, the market price of our common stock could decline or market demand for our common stock could be sharply reduced. Currently, we have $25.5 million aggregate principal amount of convertible senior notes outstanding. These notes are convertible at any time, at the option of the holder, into a total of approximately 4.1 million shares (adjusted to reflect our June 30, 2008 one-for-five reverse stock split) of common stock. The conversion of the notes and subsequent sale of a substantial number of shares of our common stock could also adversely affect demand for, and the market price of, our common stock. Each of these transactions could adversely affect our ability to raise additional financing by issuing equity or equity-based securities in the public capital markets.

Antidilution and other provisions in the warrant issued to Conexant may also adversely affect our stock price or our ability to raise additional financing.

The warrant issued to Conexant contains antidilution provisions that provide for adjustment of the warrant's exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. If we issue, or are deemed to have issued, shares of our common stock, or securities convertible into our common stock, at prices below the current market price of our common stock (as defined in the warrant) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Adjustments to the warrant pursuant to these antidilution provisions may result in significant dilution to the interests of our existing stockholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us.

Moreover, we may not realize any cash proceeds from the exercise of the warrant held by Conexant. A holder of the warrant may opt for a cashless exercise of all or part of the warrant. In a cashless exercise, the holder of the warrant would make no cash payment to us, and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the warrant over the exercise price of the warrant. Such an issuance of common stock would be immediately dilutive to the interests of other stockholders.

Some of our directors and executive officers may have potential conflicts of interest because of their positions with Conexant or their ownership of Conexant common stock.

Some of our directors are Conexant directors. Several of our directors and executive officers own Conexant common stock and hold options to purchase Conexant common stock. Service on our board of directors and as a director or officer of Conexant, or ownership of Conexant common stock by our directors and executive officers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Conexant. For example, potential conflicts could arise in connection with decisions involving the warrant to purchase our common stock issued to Conexant, or with respect to other agreements made between us and Conexant in connection with the distribution.

Our restated certificate of incorporation includes provisions relating to the allocation of business opportunities that may be suitable for both us and Conexant based on the relationship to the companies of the individual to whom the opportunity is presented and the method by which it was presented and also includes provisions limiting challenges to the enforceability of contracts between us and Conexant.

We may have difficulty resolving any potential conflicts of interest with Conexant, and even if we do, the resolution may be less favorable than if we were dealing with an entirely unrelated third party.

Provisions in our organizational documents and rights plan and Delaware law will make it more difficult for someone to acquire control of us.

Our restated certificate of incorporation, our amended and restated bylaws, our amended rights agreement and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and amended and restated bylaws include provisions such as:

- the division of our board of directors into three classes to be elected on a staggered basis, one class each year;
- the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;
- a prohibition on stockholder action by written consent;
- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;
- a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or amended and restated bylaws;
- elimination of the right of stockholders to call a special meeting of stockholders; and
- a fair price provision.

Our rights agreement gives our stockholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

In addition to the rights agreement and the provisions in our restated certificate of incorporation and amended and restated bylaws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder or specified stockholder approval requirements are met.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

At October 31, 2008, we occupied our headquarters located in Newport Beach, California (which includes design and sales offices), eight design centers and nine sales locations. These facilities had an aggregate floor space of approximately 219,000 square feet, all of which is leased, consisting of approximately 144,000 square feet at our headquarters, 58,000 square feet at our design centers and 17,000 square feet at our sales locations. We believe our properties are well maintained, are in sound operating condition and contain all the equipment and facilities to operate at present levels.

Through our design centers, we provide design engineering and product application support and after-sales service to our OEM customers. The design centers are strategically located to take advantage of key technical and engineering talent worldwide.

Item 3. ***Legal Proceedings***

We are currently not engaged in legal proceedings that require disclosure under this Item.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our stockholders during the quarter ended October 3, 2008.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock is traded on the Nasdaq Global Market under the symbol "MSPD." The following table lists the high and low closing sales price of our common stock as reported by the Nasdaq Global Market for the periods indicated, adjusted to reflect our June 30, 2008 one-for-five reverse stock split.

	High	Low
Fiscal 2007		
Quarter ended December 29, 2006	$10.25	$8.10
Quarter ended March 30, 2007	$12.65	$8.75
Quarter ended June 29, 2007	$11.90	$9.75
Quarter ended September 28, 2007	$11.25	$7.95
Fiscal 2008		
Quarter ended December 28, 2007	$ 9.20	$5.65
Quarter ended March 28, 2008	$ 6.10	$2.40
Quarter ended June 27, 2008	$ 4.75	$2.35
Quarter ended October 3, 2008	$ 4.40	$2.08

Recent Share Prices and Holders

The last reported sale price of our common stock on December 12, 2008 was $1.05 and there were approximately 30,210 holders of record of our common stock. However, many holders' shares are listed under their brokerage firms' names.

Dividend Policy

We have never paid cash dividends on our capital stock. We currently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. Our current revolving credit facility restricts our ability to pay cash dividends on our common stock without the lender's consent. Our future dividend policy will depend on our earnings, capital requirements and financial condition, as well as requirements of our financing agreements and other factors that our board of directors considers relevant.

Item 6. *Selected Financial Data*

The selected consolidated financial data presented below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K. Our consolidated selected financial data have been derived from our audited consolidated financial statements.

	Oct. 3, 2008	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005	Oct. 1, 2004
	(In thousands, except per share amounts)				
Statement of Operations Data					
Net revenues:					
Products	$144,349	$125,805	$135,919	$111,777	$119,435
Intellectual Property	16,350	2,000	—	—	—
Total net revenues	160,699	127,805	135,919	111,777	119,435
Cost of goods sold	47,625	42,334	43,592	33,704	35,149
Gross margin	113,074	85,471	92,327	78,073	84,286
Operating expenses:					
Research and development	56,217	57,447	64,104	71,355	79,582
Selling, general and administrative	46,984	43,385	46,970	41,871	46,845
Amortization of intangible assets	—	—	—	20,481	50,318
Special charges(1)	211	4,724	2,550	5,999	387
Total operating expenses	103,412	105,556	113,624	139,706	177,132
Operating income/(loss)	9,662	(20,085)	(21,297)	(61,633)	(92,846)
Interest expense	(2,360)	(2,240)	(2,231)	(1,788)	—
Other income, net	544	522	863	1,162	320
Income/(loss) before income taxes	7,846	(21,803)	(22,665)	(62,259)	(92,526)
Provision for income taxes	611	111	1,849	370	721
Net income/(loss)	$ 7,235	$(21,914)	$(24,514)	$(62,629)	$(93,247)
Income/(loss) per share:					
Income/(loss) per share, basic(2)	$ 0.31	$ (0.99)	$ (1.16)	$ (3.06)	$ (4.75)
Income/(loss) per share, diluted(2)	$ 0.31	$ (0.99)	$ (1.16)	$ (3.06)	$ (4.75)
Shares used in computation of net income/(loss) per share, in thousands:					
Basic(2)	23,046	22,156	21,107	20,438	19,628
Diluted(2)	23,202	22,156	21,107	20,438	19,628

	Oct. 3, 2008	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005	Oct. 1, 2004
Balance Sheet Data					
Cash and cash equivalents	$ 43,033	$25,796	$29,976	$ 15,335	$ 43,638
Marketable securities	—	—	11,260	40,094	—
Working capital	50,277	35,814	50,880	59,332	49,082
Total assets	100,604	82,079	96,542	105,504	126,300
Long-term debt	45,648	45,037	44,618	44,219	—
Stockholders' equity	27,958	14,246	23,476	33,826	90,927

(1) Special charges consist of asset impairments, restructuring charges, separation costs and gains and losses on the sale of certain assets.

(2) Adjusted to reflect our one-for-five reverse stock split which was effected on June 30, 2008.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We design, develop and sell semiconductor networking solutions for communications applications in enterprise, broadband access, metropolitan and wide-area networks. Our products, ranging from optical network transceiver solutions to voice and Internet protocol (IP) processors, are classified into three focused product families: high-performance analog products, multiservice access digital signal processor (DSP) products and wide area networking (WAN) communications products. Our products are sold to original equipment manufacturers (OEMs) for use in a variety of network infrastructure equipment, including mixed media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, IP private branch exchanges (PBXs), optical modules and broadcast video systems. Service providers use this equipment for the processing, transmission and switching of high-speed voice, data and video traffic, including advanced services such as voice-over-IP (VoIP), within different segments of the communications network. Our customers include Alcatel-Lucent, Cisco Systems, Inc., Huawei Technologies Co., LM Ericsson Telephone Company, Nokia Siemens Networks, Nortel Networks, Inc. and Zhongxing Telecom Equipment Corp. (ZTE).

Trends and Factors Affecting Our Business

Our products are components of network infrastructure equipment. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. These "design wins" are an integral part of the long sales cycle for our products. Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our products during development of their products, enhance our ability to obtain design wins and encourage adoption of our technology by the industry.

We market and sell our semiconductor products directly to network infrastructure OEMs. We also sell our products indirectly through electronic component distributors and third-party electronic manufacturing service providers, who manufacture products incorporating our semiconductor networking solutions for OEMs. Sales to distributors accounted for approximately 52% of our revenues for fiscal 2008. Sales to customers located outside the United States, primarily in the Asia-Pacific region and Europe, were approximately 68% of our net revenues for fiscal 2008. We believe a substantial portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region is ultimately shipped to end markets in the Americas and Europe.

We have significant research, development, engineering and product design capabilities. Our success depends to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made, and plan to make, substantial investments in research and development and to participate in the formulation of industry standards. We spent approximately $56.2 million on research and development in fiscal 2008. We seek to maximize our return on our research and development spending by focusing our research and development investment in what we believe are key high-growth markets, including VoIP and high-performance analog applications. We have developed and maintain a broad intellectual property portfolio, and we intend to periodically enter into strategic arrangements to leverage our portfolio by licensing or selling our patents which are no longer core to our business. We recognized our first revenues from the sale of patents during the fourth quarter of fiscal 2007 and continued to recognize patent related revenues throughout fiscal 2008. We anticipate continuing this intellectual property strategy in future periods.

We are dependent upon third parties for the manufacture, assembly and testing of our products. Our ability to bring new products to market, to fulfill orders and to achieve long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer fabrication capacity. Periods of upturn in the semiconductor industry may be characterized by rapid increases in demand and a shortage of capacity for wafer fabrication and assembly and test services. In such periods, we may experience longer lead times or indeterminate delivery schedules, which may adversely affect our ability to fulfill orders for our products. During periods of capacity shortages for manufacturing, assembly and testing services, our primary foundries and other suppliers may devote their limited capacity to fulfill the requirements of other clients that are larger than we are, or who have superior contractual rights to enforce manufacture of their products, including to the exclusion of producing our products. We may also incur increased manufacturing costs, including costs of finding acceptable alternative foundries or assembly and test service providers. In order to sustain profitability and positive cash flows from operations, we may need to further reduce operating expenses and/or increase our revenues. Through fiscal 2008, we have completed a series of cost reduction actions which have improved our operating cost structure. In the first quarter of fiscal 2009, we announced a restructuring plan. We anticipate incurring special charges of between $2.7 and $3.2 million dollars during the first and second quarters of fiscal 2009, primarily associated with severance costs for affected employees. When we complete these restructuring actions, we estimate we will achieve annualized savings of between $4.5 and $5.1 million dollars.

Our ability to achieve revenue growth will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers the level of which may decrease due to general economic conditions, and uncertainty, over which we have no control. We believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, offers attractive long-term growth prospects due to increasing demand for network capacity, the continued upgrading and expansion of existing networks and the build-out of telecommunication networks in developing countries. However, the semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. In addition, there has been an increasing trend toward industry consolidation, particularly among major network equipment and telecommunications companies. Consolidation in the industry may lead to pricing pressure and loss of market share. These factors have caused substantial fluctuations in our revenues and our results of operations in the past, and we may experience cyclical fluctuations in our business in the future.

On February 29, 2008, we received a letter from The NASDAQ Stock Market notifying us that for the 30 consecutive business days preceding the date of the letter the bid price of our common stock had closed below the $1.00 per share minimum bid price required for continued inclusion on The NASDAQ Global Market pursuant to NASDAQ Marketplace Rule 4450(a)(5). In order to regain compliance with the minimum bid price rule, we effected a one-for-five reverse stock split on June 30, 2008.

On July 23, 2008, we received a letter from NASDAQ informing us that the closing bid price of our common stock met or exceeded $1.00 per share for a minimum of ten consecutive business days. Accordingly, we have regained compliance with Marketplace Rule 4450(a)(5).

On October 16, 2008, NASDAQ filed a rule change with the SEC to suspend temporarily the continued listing requirements relating to bid price and market value of publicly held shares through January 16, 2009. In November 2009, our stock price began trading below $1.00 per share. We can provide no assurance that we will be in compliance with the minimum bid price rule once the suspension is lifted.

Stock-Based Compensation Programs

We use stock-based compensation to attract and retain employees and to provide long-term incentive compensation that further aligns the interests of our employees with those of our stockholders. Prior to fiscal 2006, our stock-based compensation consisted principally of stock options. Eligible employees received grants of stock options at the time of hire; we also made broad-based stock option grants covering substantially all of our employees annually. Stock option awards have exercise prices not less than the market price of our common stock at the grant date and a contractual term of eight or ten years, and are subject to time-based vesting (generally over four years). From time to time we have also used restricted stock awards with time-based vesting for incentive or retention purposes.

Beginning in fiscal 2006, we revised our stock-based compensation arrangements to provide current and long-term incentive compensation, principally through restricted stock awards. During the last three fiscal years, we granted an aggregate of 0.8 million (fiscal 2008), 0.6 million (fiscal 2007) and 0.8 million (fiscal 2006) shares of restricted stock (adjusted to reflect our June 30, 2008 one-for-five reverse stock split) to our employees. These awards principally consisted of broad-based grants, covering substantially all of our employees. One broad-based grant was intended to provide performance emphasis and incentive compensation through vesting tied to each employee's performance against individual goals for each of the fiscal years. Another broad-based grant of restricted stock was intended to provide long-term incentive compensation; these awards vest ratably over a period of four years, and require continued service. In fiscal 2006, certain senior management personnel also received additional restricted stock awards having vesting tied to our achievement of an operating profit.

From time to time, we also grant stock options or other stock-based awards for incentive, retention or inducement purposes. We periodically review, and may further revise, our compensation arrangements based on our assessment of the effectiveness of our compensation arrangements and to keep our overall compensation package at market levels.

Effective October 1, 2005, we adopted Financial Accounting Standards (SFAS) 123R, "Share-Based Payment" using the "modified prospective application." SFAS 123R requires that we account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. As required by SFAS 123R, our stock-based compensation expense for fiscal 2008, fiscal 2007 and fiscal 2006 includes the fair value of new awards, modified awards and any unvested awards outstanding at October 1, 2005. The fair value of restricted stock awards is based upon the market price of our common stock at the grant date. We estimate the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The fair value of each award is recognized on a straight-line basis over the vesting or service period.

Stock-based compensation expense totaling $5.5 million, $7.3 million, and $7.5 million for fiscal 2008, fiscal 2007, and fiscal 2006, respectively, is included in cost of goods sold, research and development expenses, selling, general and administrative expenses and special charges. As of October 3, 2008, there was unrecognized compensation expense of $2.0 million related to unvested stock options, which we expect to recognize over a weighted-average period of 1.4 years and unrecognized compensation expense of $2.0 million related to unvested restricted stock awards, which we expect to recognize over a weighted-average period of 0.9 years.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting our consolidated financial statements are those relating to inventories, revenue recognition, allowances for doubtful accounts, stock-based compensation, income taxes and impairment of long-lived assets. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected.

Inventories — We write down our inventory for estimated obsolete or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than our estimates, additional inventory write-downs may be required. In the event we experience unanticipated demand and are able to sell a portion of the inventories we have previously written down, our gross margins will be favorably affected.

Stock-Based Compensation — We account for stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment." SFAS 123R requires that we account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. The fair value of restricted stock awards is based upon the market price of our common stock at the grant date. We estimate the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires that we make a number of estimates, including the expected option term, the expected volatility in the price of our common stock, the risk-free rate of interest and the dividend yield on our common stock. If our expected option term and stock-price volatility assumptions were different, the resulting determination of the fair value of stock option awards could be materially different. In addition, judgment is also required in estimating the number of share-based awards that we expect will ultimately vest upon the fulfillment of service conditions (such as time-based vesting) or the achievement of specific performance conditions. If the actual number of awards that ultimately vest differs significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Revenue Recognition — Our products are often integrated with software that is essential to the functionality of the equipment. Additionally, we provide unspecified software upgrades and enhancements through our maintenance contracts for many of our products. Accordingly, we account for revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations. For sales of products where software is incidental to the equipment, we apply the provisions of Staff Accounting Bulletin No. 104, "Revenue Recognition," and all related interpretations.

We generate revenues from direct product sales, sales to distributors, maintenance contracts, development agreements and the sale and license of intellectual property. We recognize revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) our price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed. Advanced services revenue is recognized upon delivery or completion of performance.

We recognize revenues on products shipped directly to customers at the time the products are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement, and the four above mentioned revenue recognition criteria are met.

We recognize revenues on sales to distributors based on the rights granted to these distributors in our distribution agreements. We have certain distributors who have been granted return rights and receive credits for changes in selling prices to end customers, the magnitude of which is not known at the time products are shipped to the distributor. The return rights granted to these distributors consist of limited stock rotation rights, which allow them to rotate up to 10% of the products in their inventory twice a year, as well as certain product return rights if the applicable distribution agreement is terminated. These distributors also receive price concessions because they resell our products to end customers at various negotiated price points which vary by end customer, product, quantity, geography and competitive pricing environments. When a distributor's resale is priced at a discount from the distributor's invoice price, we credit back to the distributor a portion of the distributor's original purchase price after the resale transaction is complete. Thus, a portion of the "Deferred income on sales to distributors" balance will be credited back to the distributor in the future. Under these agreements, we defer recognition of revenue until the products are resold by the distributor, at which time our final net sales price is fixed and the distributor's right to return the products expires. At the time of shipment to these distributors, (i) we record a trade receivable at the invoiced selling price because there is a legally enforceable obligation from the distributor to pay us currently for product delivered, (ii) we relieve inventory for the carrying value of products shipped because legal title has passed to the distributor, and (iii) we record deferred revenue and deferred cost of inventory under the "Deferred income on sales to distributors" caption in the liability section of our consolidated balance sheets. We evaluate the deferred cost of inventory component of this account for possible impairment by considering potential obsolescence of products that might be returned to us and by considering the potential of resale prices of these products being below our cost. By reviewing deferred inventory costs in the manners discussed above, we ensure that any portion of deferred inventory costs that are not recoverable from future contractual revenue are charged to cost of sales as an expense. "Deferred income on sales to distributors" effectively represents the gross margin on sales to distributors, however, the amount of gross margin we recognize in future periods may be less than the originally recorded deferred income as a result of negotiated price concessions. In recent years, such concessions have exceeded 30% of list price on average. For detail of this account balance, see "Note 3 — Supplemental Financial Statement Data" to our consolidated financial statements.

We recognize revenues from other distributors at the time of shipment and when title and risk of loss transfer to the distributor, in accordance with the terms specified in the arrangement, and when the four above mentioned revenue recognition criteria are met. These distributors may also be given business terms to return a portion of inventory, however they do not receive credits for changes in selling prices to end customers. At the time of shipment, product prices are fixed and determinable and the amount of future returns can be reasonably estimated and accrued.

Revenue from the sale and license of intellectual property is recognized when the above mentioned four revenue recognition criteria are met. Development revenue is recognized when services are performed and customer acceptance has been received and was not significant for any of the periods presented.

Deferred Income Taxes — We have provided a full valuation allowance against our U.S federal and state deferred tax assets. If sufficient evidence of our ability to generate future U.S federal and/or state taxable income becomes apparent, we may be required to reduce our valuation allowance, resulting in income tax benefits in our statement of operations. We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance quarterly.

Impairment of Long-Lived Assets — We regularly monitor and review long-lived assets, including fixed assets, goodwill and intangible assets, for impairment including whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of the undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Recent Accounting Pronouncements

In September 2006, the FASB issued Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurement," which defines fair value, establishes a framework for measuring fair value and expands disclosures regarding assets and liabilities measured at fair value. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2010. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for us in the first quarter of fiscal 2009. The adoption of SFAS 157 for financial assets and financial liabilities is not expected to have a material impact on our results of operations or financial position. We are currently assessing the impact that SFAS 157 will have on our results of operations and financial position when it is applied to nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2010.

In February 2007, the FASB issued Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." The statement permits entities to choose to measure many financial instruments and certain other items at fair value that are currently not required to be measured at fair value. We will be required to adopt SFAS 159 in the first quarter of fiscal 2009 and do not expect that the adoption will have a material impact on our financial condition or results of operations.

In June 2007, the FASB ratified Emerging Issues Task Force consensus on EITF Issue No. 07-3, "Accounting for Non-refundable Advanced Payments for Goods or Services to be Used in Future Research and Development Activities." EITF Issue No. 07-3 requires that these payments be deferred and capitalized and expensed as goods are delivered or as the related services are performed. We will be required to adopt EITF 07-3 in the first quarter of fiscal 2009 and do not expect that the adoption will have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued Financial Accounting Standards (SFAS) No. 141R, "Business Combinations", and SFAS No. 160, "Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51" (SFAS No. 160). These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. These Statements are effective for fiscal years beginning after December 15, 2008. We will be required to adopt SFAS No. 141R and SFAS No. 160 in the first quarter of fiscal 2010. Accordingly, to the extent we engage in any business combination transactions, such transactions will be recorded and disclosed following existing accounting principles until October 2, 2009.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133." This Statement requires enhanced disclosures about an entity's derivative and hedging activities and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We will be required to adopt SFAS 161 in the first quarter of fiscal 2010 and do not expect that the adoption will have a material impact on our financial condition or results of operations.

In May 2008, the FASB issued FASB Staff Position FSP APB 14-1, "Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)." This FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We will be required to adopt this FSP in the first quarter of fiscal 2010. Early adoption is not permitted. We believe this change in methodology will negatively affect our earnings and earnings per share as interest expense will be required to reflect the market rate of interest for nonconvertible debt. We are currently evaluating the magnitude of this impact on our financial condition and results of operations.

Results of Operations

Net Revenues

Fiscal 2008 Compared to Fiscal 2007; Fiscal 2007 Compared to Fiscal 2006

The following table summarizes our net revenues:

	2008	Change	2007	Change	2006
		(Dollars in millions)			
Multiservice access DSP products	$ 55.8	53%	$ 36.3	(3)%	$ 37.4
High-performance analog products	41.9	12%	37.5	(12)%	42.7
WAN communications products	63.0	17%	54.0	(3)%	55.8
Net revenues	$160.7	26%	$127.8	(6)%	$135.9

The 26% increase in our net revenues for fiscal 2008 is driven by an increase in revenues from leveraging our intellectual property portfolio by selling non-core patents, as well as an increase in product sales. During fiscal 2008, we recognized $16.4 million from the sale of patents compared to $2 million in fiscal 2007. The remaining $18.5 million of the increase in revenues represents higher product shipments across each of our product families. Net revenues from our multiservice access products increased $19.5 million, or 53%, reflecting a combination of increased sales volumes across our newer VoIP product families, including our multiservice access carrier and enterprise products, as well as an increase in revenues recorded on the sale of intellectual property. We believe we are benefiting from the increasing deployment of IP-based networks both in new network buildouts worldwide and the replacement of circuit-switched networks. Net revenues from our high-performance analog products increased $4.4 million, or 12%, reflecting a benefit from increased demand for our switching and signal conditioning products. Net revenues from our WAN communications products increased $9.0 million, or 17% reflecting a combination of sales of Ethernet products added to the WAN portfolio as a result of the acquisition of certain assets of Ample Communications in the fourth quarter of fiscal 2007, revenue recorded on the sale of intellectual property and increased shipments of our high-level data link controller (HDLC) devices. These benefits were partially offset by a decrease in demand for our products in access and metropolitan area network applications such as T/E carrier transmission products, synchronous optical networking applications and DSL transceivers.

The 6% decrease in our net revenues for fiscal 2007 compared to fiscal 2006 reflects lower sales volumes across each of our product families. Net revenues from our multiservice access DSP products decreased $1.1 million, or 3%, reflecting a decrease in sales in our legacy products mostly offset by increased sales volumes across our newer VoIP product families as well as $2 million in revenues recorded on the sale of intellectual property. We experienced increased sales volumes of our newer VoIP product families, as telecommunication service providers install equipment to transmit their voice traffic over IP data networks. Net revenues from our high-performance analog products decreased by $5.2 million, or 12%, mostly due to decreased shipments of our physical media dependent devices serving fiber optic markets somewhat offset by increased shipments of video infrastructure products serving standard and high definition broadcast video markets. Sales of our WAN communications products decreased by $1.8 million, or 3%, primarily resulting from a slowdown in consumption of our products in access and metropolitan area network applications such as T/E carrier transmission products. These decreases were partially offset by an increase in demand for our ATM/MPLS network processor products for use in wireless, enterprise and broadband infrastructure applications.

Gross Margin

	2008	Change	2007	Change	2006
		(Dollars in millions)			
Gross margin	$113.1	32%	$85.5	(7)%	$92.3
Percent of net revenues	70%		67%		68%

Gross margin represents net revenues less cost of goods sold. As a fabless semiconductor company, we use third parties (including TSMC, Jazz and Amkor) for wafer fabrication and assembly and test services. Our cost of goods sold consists predominantly of: purchased finished wafers; assembly and test services; royalty and other intellectual property costs; labor and overhead costs associated with product procurement; and sustaining engineering expenses pertaining to products sold.

Our gross margin for fiscal 2008 increased $27.6 million over fiscal 2007. $14.3 million of this increase in gross margin is due to an increase in non-core patent sales with associated revenues growing from $2 million in fiscal 2007 to $16.4 million in fiscal 2008. Additionally, our gross margin for fiscal 2008 increased as a result of increased product sales. Our gross margin as a percent of net product revenues for fiscal 2008 increased 1% from fiscal 2007 primarily as a result of a change in the provision for excess and obsolete inventories. The provision decreased $0.9 million net for fiscal 2008 compared to an increase in the provision of $1.8 million in fiscal 2007. These benefits were partially offset by a $2.4 million reduction in the benefit related to the sale of inventory previously written down to a zero cost basis in 2001. Our gross margin for fiscal 2007 decreased $6.8 million over fiscal 2006, principally reflecting the 6% decrease in our net revenues. Our gross margin as a percent of net revenues for fiscal 2007 decreased 1% from fiscal 2006 primarily as a result of a $1.5 million reduction in the benefit related to the sale of inventory previously written down to a zero cost basis in 2001. In addition, the change in provision for excess and obsolete inventories was an increase in the provision of $1.8 million in fiscal 2007 compared to a net decrease of $0.6 million for fiscal 2006.

Our gross margin benefited from the sale of inventories with an original cost of $1.6 million (fiscal 2008), $4.0 million (fiscal 2007), and $5.5 million (fiscal 2006) that we had written down to a zero cost basis during fiscal 2001. These sales resulted from renewed demand for certain products that was not anticipated at the time of the write-downs. The previously written-down inventories were generally sold at prices which exceeded their original cost.

In fiscal 2001, we recorded an aggregate of $83.5 million of inventory write-downs, reducing the cost basis of the affected inventories to zero. The fiscal 2001 inventory write-downs resulted from the sharply reduced end-customer demand for network infrastructure equipment during that period. As a result of these market conditions, we experienced a significant number of order cancellations and a decline in the volume of new orders beginning in the fiscal 2001 first quarter. The inventories written down in fiscal 2001 principally consisted of multiservice access processors and DSL transceivers.

We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand (generally over twelve months). Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

Our products are used by OEMs that have designed our products into network infrastructure equipment. For many of our products, we gain these design wins through a lengthy sales cycle, which often includes providing technical support to the OEM customer. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. When the quantities of inventory on hand exceed foreseeable demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the estimated realizable value of such inventories to us is generally zero.

From the time of the fiscal 2001 inventory write-downs through October 3, 2008, we scrapped a portion of these inventories having an original cost of $39.9 million and sold a portion of these inventories with an original cost of $37.6 million. The sales resulted from increased demand beginning in the first quarter of fiscal 2002 which was not anticipated at the time of the write-downs. As of October 3, 2008, we continued to hold inventories with an original cost of $6.0 million which were previously written down to a zero cost basis. We currently intend to hold these remaining inventories and will sell these inventories if we continue to experience a renewed demand for these products. While there can be no assurance that we will be able to do so, if we are able to sell a portion of the inventories which are carried at zero cost basis, our gross margin will be favorably affected by an amount equal to the original cost of the zero-cost basis inventory sold. To the extent that we do not experience renewed demand for the remaining inventories, they will be scrapped as they become obsolete.

We base our assessment of the recoverability of our inventories, and the amounts of any write-downs, on currently available information and assumptions about future demand and market conditions. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

Research and Development

	2008	Change	2007	Change	2006
		(Dollars in millions)			
Research and development expenses	$56.2	(2)%	$57.4	(10)%	$64.1
Percent of net revenues	35%		45%		47%

Our research and development (R&D) expenses consist principally of direct personnel costs, photomasks, electronic design automation tools and pre-production evaluation and test costs. The $1.2 million decrease in R&D expenses from fiscal 2008 to fiscal 2007 principally reflects a $1.1 million decrease in depreciation expense, principally resulting from certain assets reaching the end of their depreciable lives. In addition, the decrease in R&D expenses reflects a $0.6 million decrease in compensation and personnel-related costs, including stock compensation, resulting from our expense reduction actions and a $0.6 million decrease in the cost of our facilities. These decreases in R&D were partially offset by a $0.8 million increase in employee separation costs which consist of severance benefits payable to certain former employees as a result of organizational changes.

The $6.7 million decrease in R&D expenses from fiscal 2007 to fiscal 2006 principally reflects a $4.0 million decrease in compensation and personnel-related costs and a $0.5 million decrease in the cost of our facilities resulting from our expense reduction actions. The decrease in R&D expenses also reflects a $1.4 million decrease in depreciation expense, principally resulting from certain assets reaching the end of their depreciable lives, and a $0.6 million decrease in the cost of materials, photomasks and preproduction devices.

Selling, General and Administrative

	2008	Change	2007	Change	2006
		(Dollars in millions)			
Selling, general and administrative expenses	$47.0	8%	$43.4	(8)%	$47.0
Percent of net revenues	29%		34%		35%

Our selling, general and administrative (SG&A) expenses include personnel costs, independent sales representative commissions and product marketing, applications engineering and other marketing costs. Our SG&A expenses also include costs of corporate functions including accounting, finance, legal, human resources, information systems and communications. The $3.6 million increase in our SG&A expenses for fiscal 2008 compared to fiscal 2007 reflects an increase of approximately $0.3 million, net in labor and benefits, including stock compensation, due to an increase in the cost of benefits offered to our employees, as well as $0.9 million in employee separation costs which consist of severance benefits payable to certain former employees as a result of organizational changes. Additionally, we experienced a $1.7 million increase in professional fees. The increase in professional fees is primarily due to expenses incurred in conjunction with business development activities and effecting a reverse stock split.

The $3.6 million decrease in our SG&A expenses for fiscal 2007 compared to fiscal 2006 reflects a $1.3 million decrease in personnel-related costs and a $0.6 million decrease in the cost of our facilities, all of which are a result of our expense reduction actions. In addition, insurance costs decreased $0.4 million and commissions expense decreased $0.8 million as a result of a reduction in the usage of outside sales representatives.

Special Charges

Special charges consist of the following:

	2008	2007	2006
		(In millions)	
Restructuring charges	$0.2	$4.7	$2.6

Mindspeed Restructuring Plans — In fiscal 2006 and 2007, we implemented a number of cost reduction initiatives to improve our operating cost structure. The cost reduction initiatives included workforce reductions, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for the senior management team.

Activity and liability balances related to the Mindspeed restructuring plans through October 3, 2008 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Restructuring balance, September 29, 2006	$ 953	$ 714	$ 1,667
Charged to costs and expenses	2,191	2,533	4,724
Non cash charges	(61)	—	(61)
Cash payments	(2,851)	(1,995)	(4,846)
Restructuring balance, September 28, 2007	232	1,252	1,484
Charged to costs and expenses	(40)	251	211
Non cash charges	—	(71)	(71)
Cash payments	(186)	(1,430)	(1,616)
Restructuring balance, October 3, 2008	$ 6	$ 2	$ 8

In the first quarter of fiscal 2009, we announced a restructuring plan. We anticipate incurring special charges of between $2.7 and $3.2 million dollars during the first and second quarters of fiscal 2009, primarily associated with severance costs for affected employees. When we complete these restructuring actions, we estimate we will achieve annualized savings of between $4.6 and $5.1 million dollars.

Interest Expense

	2008	2007	2006
		(In millions)	
Interest expense	$(2.4)	$(2.2)	$(2.2)

Interest expense for fiscal 2008, 2007 and 2006 represents interest on our convertible senior notes issued in December 2004 and July 2008. The interest expense increase for fiscal 2008, as compared to fiscal 2007, is a result of our extinguishment and reissuance of $15 million of our convertible notes which occurred in July of 2008. The interest rate on these convertible senior notes increased from 3.75% to 6.5%.

Other Income, Net

	2008	2007	2006
		(In millions)	
Other income, net	$0.5	$0.5	$0.9

Other income principally consists of interest income, foreign exchange gains and losses, franchise taxes and other non-operating gains and losses. The decrease in other income in fiscal 2007 as compared to fiscal 2006 principally reflects lower interest income resulting from the lower cash, cash equivalent and marketable security balances.

Provision for Income Taxes

	2008	2007	2006
		(In millions)	
Provision for income taxes	$0.6	$0.1	$1.8

Our provision for income taxes for fiscal years 2008, 2007 and 2006 principally consisted of income taxes incurred by our foreign subsidiaries. As a result of our recent operating losses and the potential of future operating results, we determined that it is more likely than not that the U.S. federal and state income tax benefits (principally net operating losses we can carry forward to future years) which arose during fiscal 2008, 2007, and 2006 will not be realized. Accordingly, we have not recognized any income tax benefits relating to our U.S. federal and state operating losses for those periods and we do not expect to recognize any income tax benefits relating to future operating losses until we believe that such tax benefits are more likely than not to be realized. We expect that our provision for income taxes for fiscal 2009 will principally consist of income taxes related to our foreign operations.

As of October 3, 2008, we had a valuation allowance of $248.3 million against our U.S. federal and state deferred tax assets (which reduces their carrying value to zero) because we do not expect to realize these deferred tax assets through the reduction of future income tax payments. As of October 3, 2008, we had U.S. federal net operating loss carryforwards of approximately $630.9 million, including the net operating loss carryforwards we retained in the distribution.

Liquidity and Capital Resources

Cash generated by operating activities was $26.7 million for fiscal 2008 compared to cash used in operating activities of $10.0 million for fiscal 2007 and $15.9 million for fiscal 2006. Operating cash flows for fiscal 2008 reflect our net income of $7.2 million, non-cash charges (depreciation, stock compensation, inventory provisions and other) of $11.8 million, and net working capital decreases of approximately $7.6 million. Operating cash flows for fiscal 2007 reflect our net loss of $21.9 million, partially offset by non-cash charges (depreciation, stock compensation, inventory provisions and other) of $14.8 million, and net working capital increases of approximately $2.9 million.

The net working capital decreases for fiscal 2008 included a $5.4 million increase in accounts payable, a $1.1 million increase in accrued expenses and other current liabilities mainly due to the timing of vendor payments. These amounts were partially offset by a $0.3 million increase in inventories.

Cash used in investing activities of $8.7 million consisted of capital expenditures of $7.5 million and cash payments related to the acquisition of assets from Ample Communications of $1.2 million. Cash provided by investing activities of $2.3 million for fiscal 2007 consisted of net sales of marketable securities (net of purchases) of $11.3 million, partially offset by capital expenditures of $4.1 million and the acquisition of assets from Ample Communications of $4.9 million. Cash provided by investing activities of $25.2 million for fiscal 2006 principally consisted of net sales of marketable securities (net of purchases) of $29.7 million, partially offset by capital expenditures of $4.5 million.

Cash used in financing activities of $0.7 million for fiscal 2008 consisted of $0.8 million in debt issuance costs related to our new 6.5% senior convertible debt partially offset by proceeds from the exercise of stock options of $0.1 million. Cash provided by financing activities of $3.4 million for fiscal 2007 consisted of proceeds from the exercise of stock options. Cash provided by financing activities of $5.3 million for fiscal 2006 consisted of proceeds from the exercise of stock options.

Revolving Credit Facility and Convertible Senior Notes

Revolving Credit Facility

On September 30, 2008, we entered into a loan and security agreement with Silicon Valley Bank, or SVB. Under the loan and security agreement, SVB has agreed to provide us with a three-year revolving credit line of up to $15.0 million, subject to availability against certain eligible accounts receivable, for the purposes of (i) working capital; (ii) funding our general business requirements; and (iii) repaying or repurchasing our 3.75% Convertible Senior Notes due in 2009. Our indebtedness to SVB under the loan and security agreement is guaranteed by three of our domestic subsidiaries and secured by substantially all of the domestic assets of the company and such subsidiaries, other than intellectual property.

Any indebtedness under the loan and security agreement bears interest at a variable rate ranging from prime plus 0.25 percent to a maximum rate of prime plus 1.25 percent, as determined in accordance with the interest rate grid set forth in the loan and security agreement. The loan and security agreement contains affirmative and negative covenants which, among other things, require us to maintain a minimum tangible net worth and to deliver to SVB specified financial information, including annual, quarterly and monthly financial information, and limit our ability to (or to permit any subsidiaries to), subject to certain exceptions and limitations: (i) merge with or acquire other companies; (ii) create liens on our property; (iii) incur debt obligations; (iv) enter into transactions with affiliates, except on an arm's length basis; (v) dispose of property; and (vi) issue dividends or make distributions.

As of October 3, 2008, we were in compliance with all required covenants. At October 3, 2008, we had no outstanding borrowings under our credit facility with SVB.

3.75% Convertible Senior Notes due 2009

In December 2004, we sold an aggregate principal amount of $46.0 million in convertible senior notes due 2009, of which only $10.5 million is currently outstanding, for net proceeds (after discounts and commissions) of approximately $43.9 million. The notes are senior unsecured obligations, ranking equal in right of payment with all future unsecured indebtedness. The notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18. The notes are due November 18, 2009. We used approximately $3.3 million of the proceeds to purchase U.S. government securities that were pledged to the trustee for the payment of the first four scheduled interest payments on the notes when due.

The notes are convertible, at the option of the holder, at any time prior to maturity into shares of our common stock. Upon conversion, we may, at our option, elect to deliver cash in lieu of shares of our common stock or a combination of cash and shares of common stock. Effective May 13, 2005, the conversion price of the notes was adjusted to $11.55 per share ($2.31 per share on a pre-June 30, 2008 one-for-five reverse stock split basis) of common stock, which is equal to a conversion rate of approximately 86.58 shares (432.9004 shares on a pre-June 30, 2008 one-for-five reverse stock split basis) of common stock per $1,000 principal amount of notes. Prior to this adjustment, the conversion price applicable to the notes was $14.05 per share ($2.81 per share on a pre-June 30, 2008 one-for-five reverse stock split basis) of common stock, which was equal to approximately 71.17 shares (355.8719 shares on a pre-June 30, 2008 one-for-five reverse stock split basis) of common stock per $1,000 principal amount of notes. The adjustment was made pursuant to the terms of the indenture governing the notes. The conversion price is subject to further adjustment under the terms of the indenture to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock and certain other events.

If we undergo certain fundamental changes (as defined in the indenture), holders of notes may require us to repurchase some or all of their notes at 100% of the principal amount plus accrued and unpaid interest. If, upon notice of certain events constituting a fundamental change, holders of the notes elect to convert the notes, we may be required to make an additional cash payment per $1,000 principal amount of notes in connection with the conversion. The amount of the additional cash payment, if any, will be determined by reference to a table set forth in the indenture governing the notes and our average stock price (as determined in accordance with the indenture) for the 20 trading days following the conversion date. If an applicable fundamental change were to occur between November 18, 2008 and November 18, 2009, the amount of the additional cash payment would be equal to such average stock price times a multiplier of up to 11.95 (59.75 on a pre-June 30, 2008 one-for-five reverse stock split basis). Our obligation to make the additional cash payment will not apply to fundamental changes that occur on or after November 18, 2009, and the applicable multiplier will decrease on a daily basis through that date. Notwithstanding the foregoing, no additional cash payment will be required if the applicable average stock price is less than $11.50 per share ($2.30 per share on a pre-June 30, 2008 one-for-five reverse stock split basis) (subject to adjustment as set forth in the indenture). In the event of a non-stock change of control constituting a "public acquirer change of control" (as defined in the indenture), we may, in lieu of making an additional cash payment upon conversion as required by the indenture, elect to adjust the conversion price and the related conversion obligation such that the noteholders will be entitled to convert their notes into a number of shares of public acquirer common stock.

For financial accounting purposes, our contingent obligation to issue additional shares or make additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of October 3, 2008, the liability under the fundamental change adjustment has been recorded at its estimated fair value and is not significant.

On July 30, 2008, we entered into separate exchange agreements with certain holders of our existing convertible senior notes due 2009, pursuant to which holders of an aggregate of $15 million of the existing notes agreed to exchange their notes for $15 million in aggregate principal amount of a new series of convertible senior notes due 2013. The exchanges closed on August 1, 2008. We paid at the closing an aggregate of approximately $0.1 million in accrued and unpaid interest on the existing notes that were exchanged for the new notes, as well as $0.9 million in transaction fees.

In October 2008, we repurchased $20.5 million aggregate principal amount of our convertible senior notes due 2009, for cash of $17.3 million. The repurchases occurred in two separate transactions on October 16 and October 23, 2008.

6.50% Convertible Senior Notes due 2013

We issued the convertible senior notes due 2013, or new notes, pursuant to an indenture, dated as of August 1, 2008, between us and Wells Fargo Bank, N.A., as trustee.

The new notes are unsecured senior indebtedness and bear interest at a rate of 6.50% per annum. Interest is payable on February 1 and August 1 of each year, commencing on February 1, 2009. The new notes mature on August 1, 2013. At maturity, we will be required to repay the outstanding principal of the new notes.

The new notes are convertible at the option of the holders, at any time on or prior to maturity, into shares of our common stock at a conversion rate initially equal to approximately $4.74 per share of common stock, which is subject to adjustment in certain circumstances. Upon conversion of the new notes, we generally have the right to deliver to the holders thereof, at our option: (i) cash; (ii) shares of our common stock; or (iii) a combination thereof. The initial conversion price of the new notes will be adjusted to reflect stock dividends, stock splits, issuances of rights to purchase shares of our common stock, and upon other events. If we undergo certain fundamental changes prior to maturity of the new notes, the holders thereof will have the right, at their option, to require us to repurchase for cash some or all of their new notes at a repurchase price equal to 100% of the principal amount of the new notes being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date, or convert the new notes into shares of our common stock and, under certain circumstances, receive additional shares of our common stock in the amount provided in the indenture.

For financial accounting purposes, our contingent obligation to issue additional shares or make additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of October 3, 2008, the liability under the fundamental change adjustment has been recorded at its estimated fair value and is not significant.

If there is an event of default under the new notes, the principal of and premium, if any, on all the new notes and the interest accrued thereon may be declared immediately due and payable, subject to certain conditions set forth in the indenture. An event of default under the indenture will occur if we: (i) are delinquent in making certain payments due under the new notes; (ii) fail to deliver shares of common stock or cash upon conversion of the new notes; (iii) fail to deliver certain required notices under the new notes; (iv) fail, following notice, to cure a breach of a covenant under the new notes or the indenture; (v) incur certain events of default with respect to other indebtedness; or (vi) is subject to certain bankruptcy proceedings or orders. If we fail to deliver certain SEC reports to the trustee in a timely manner as required by the indenture, (x) the interest rate applicable to the new notes during the delinquency will be increased by 0.25% or 0.50%, as applicable (depending on the duration of the delinquency), and (y) if the required reports are not delivered to the trustee within 180 days after their due date under the indenture, a holder of the new notes will generally have the right, subject to certain limitations, to require us to repurchase all or any portion of the new notes then held by such holder.

Conexant Warrant

On June 27, 2003, Conexant Systems, Inc. completed the distribution to Conexant stockholders of all 18,066,689 (90,333,445 on a pre-June 30, 2008 one-for-five reverse stock split basis) outstanding shares of common stock of our company, its wholly owned subsidiary. In the distribution, each Conexant stockholder received one fifth of one share (one share on a pre-June 30, 2008 one-for-five reverse stock split basis) of our common stock (including an associated preferred share purchase right) for every three shares of Conexant common stock held and cash for any fractional share of our common stock. Following the distribution, we began operations as an independent, publicly held company.

In the distribution, we issued to Conexant a warrant to purchase six million shares (30 million shares on a pre-June 30, 2008 one-for-five reverse stock split basis) of our common stock at a price of $17.04 per share ($3.408 on a pre-June 30, 2008 one-for-five reverse stock split basis), exercisable for a period of ten years after the distribution. The warrant may be transferred or sold in whole or part at any time. The warrant contains antidilution provisions that provide for adjustment of the exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. If we issue, or are deemed to have issued, shares of our common stock, or securities convertible into our common stock, at prices below the current market price of our common stock (as defined in the warrants) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Adjustments to the warrant pursuant to these antidilution provisions may result in significant dilution to the interests of our existing stockholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us.

Moreover, we may not realize any cash proceeds from the exercise of the warrant held by Conexant. A holder of the warrant may opt for a cashless exercise of all or part of the warrant. In a cashless exercise, the holder of the warrant would make no cash payment to us and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the warrant over the exercise price of the warrant. Such an issuance of common stock would be immediately dilutive to the interests of other stockholders.

Liquidity

Our principal sources of liquidity are our existing cash and cash equivalent balances and cash generated from product sales and the sales of our non-core intellectual property. As of October 3, 2008, our cash and cash equivalents totaled $43.0 million. Our working capital at October 3, 2008 was $50.3 million.

In order to sustain profitability and positive cash flows from operations, we may need to further reduce operating expenses and/or maintain increased revenues. Through fiscal 2008, we have completed a series of cost reduction actions which have improved our operating cost structure. These expense reductions alone may not allow us to sustain the profitability we achieved in the fourth quarter of fiscal 2008. Our ability to achieve the necessary revenue growth will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises the level of which may decrease due to general economic conditions, and uncertainty, over which we have no control. We may not be successful in achieving the necessary revenue growth or we may be unable to sustain past and future expense reductions in subsequent periods. We may not be able to sustain profitability.

We believe that our existing sources of liquidity, along with cash expected to be generated from product sales and the sales of non-core intellectual property, will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months, including the repayment of the remaining $10.5 million in senior convertible debt due in November 2009. From time to time, we may acquire our debt securities through privately negotiated transactions, tender offers, exchange offers (for new debt or other securities), redemptions or otherwise, upon such terms and at such prices as we may determine appropriate. We will need to continue a focused program of capital expenditures to meet our research and development and corporate requirements. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings. In order to fund capital expenditures, increase our working capital or complete any acquisitions, we may seek to obtain additional debt or equity financing. We may also need to seek to obtain additional debt or equity financing if we experience downturns or cyclical fluctuations in our business that are more severe or longer than anticipated or if we fail to achieve anticipated revenue and expense levels. However, we cannot assure you that such financing will be available to us on favorable terms, or at all particularly in light of recent economic conditions in the capital markets.

Contractual Obligations

The following table summarizes the future payments we are required to make under contractual obligations as of October 3, 2008:

Contractual Obligations	Payments Due by Period				
	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
			(In millions)		
Long-term debt	$46.0	$ —	$31.0	$15.0	$—
Interest expense on long-term debt	6.6	2.1	2.5	2.0	—
Operating leases	16.3	7.7	6.7	1.5	0.4
Purchase obligations	7.6	3.1	4.5	—	—
Employee severance	0.9	0.8	0.1		
Total	$77.4	$13.7	$44.8	$18.5	$0.4

Long-term debt consists of $46.0 million aggregate principal amount of our convertible senior notes. $31.0 million of the notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18, and mature on November 18, 2009. During October 2009, we repurchased $20.5 million of these notes. The remaining $15.0 million of the notes bear interest at a rate of 6.5%, payable semiannually in arrears each February 1 and August 1, and mature on August 1, 2013.

In June 2007, we extended our Sublease with Conexant pursuant to which we lease our headquarters in Newport Beach, California. The Sublease, which had been amended and restated in March 2005, had an initial term through June 2008. The Sublease was extended for an additional two year term (through June 2010) for a reduced amount of space. Rent payable under the Sublease for the next 12 months is approximately $3.4 million. Rent payable is subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. We estimate our minimum future obligation under the Sublease at approximately $10.2 million over the remainder of the lease term, but actual costs under the Sublease will vary based upon Conexant's actual costs. In addition, each year we may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs.

We lease our other facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through 2014 and contain various provisions for rental adjustments, including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. Although we have entered into non-cancelable subleases with anticipated rental income totaling $0.9 million and extending to various dates through fiscal 2011, we have not reduced the amount of our contractual obligations under the related operating leases to take into account the anticipated rental income.

Purchase obligations are comprised of commitments to purchase design tools and software for use in product development, which will be spent between fiscal 2009 and fiscal 2012. We have not included open purchase orders for inventory or other expenses issued in the normal course of business in the purchase obligations shown above.

In addition to the obligations included in the table above, we have a $0.4 million liability related to post-retirement benefits for employees at one of our international locations. The timing of the related payments is not known.

Off-Balance Sheet Arrangements

We have made guarantees and indemnities, under which we may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the distribution, we generally assumed responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to the Mindspeed business. We may also be responsible for certain federal income tax liabilities under the Tax Allocation Agreement between us and Conexant, which provides that we will be responsible for certain taxes imposed on us, Conexant or Conexant stockholders. In connection with certain facility leases, we have indemnified our lessors for certain claims arising from the facility or the lease. We indemnify our directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The majority of our guarantees and indemnities do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our cash and cash equivalents consist of commercial paper and highly-liquid money market funds. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Consequently, we invest in the securities that meet high credit quality standards and we limit the amount of our credit exposure to any one issuer. We do not use derivative instruments for speculative or investment purposes.

Interest Rate Risk

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities or variable interest rate characteristics of these instruments. As of October 3, 2008, the carrying value of our cash and cash equivalents approximates fair value.

Our long-term debt consists of our revolving credit facility and our convertible senior notes. Our convertible senior notes bear interest at fixed rates of 3.75% and 6.5%. Consequently, our results of operations and cash flows are not subject to any significant interest rate risk relating to our convertible senior notes. Advances under our credit facility bear interest at a variable rate ranging from prime plus 0.25 percent to a maximum rate of prime plus 1.25 percent, as determined in accordance with the interest rate grid set forth in the loan and security agreement. If the prime rate increased, thereby increasing our effective borrowing rate by the same amount, cash interest expense related to the credit facility would increase dependent on any outstanding borrowings. There were no borrowings on the credit facility during fiscal 2008.

Foreign Exchange Risk

We transact business in various foreign currencies and we face foreign exchange risk on assets and liabilities that are denominated in foreign currencies. The majority of our foreign exchange risks are not hedged; however, from time to time, we may utilize foreign currency forward exchange contracts to hedge a portion of our exposure to foreign exchange risk. These hedging transactions are intended to offset the gains and losses we experience on foreign currency transactions with gains and losses on the forward contracts, so as to mitigate our overall risk of foreign exchange gains and losses. We do not enter into forward contracts for speculative or trading purposes. At October 3, 2008, we held no foreign currency forward exchange contracts. Based on our overall currency rate exposure at October 3, 2008, a 10% change in currency rates would not have a material effect on our consolidated financial position, results of operations or cash flows.

Item 8. *Financial Statements and Supplementary Data*

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	October 3, 2008	September 28, 2007
	(In thousands, except share amounts)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 43,033	$ 25,796
Receivables, net of allowances for doubtful accounts of $342 (2008) and $353 (2007)	14,398	13,584
Inventories	16,187	15,023
Other current assets	3,138	3,763
Total current assets	76,756	58,166
Property, plant and equipment, net	12,600	13,147
Intangible assets, net	2,480	3,200
Goodwill	2,429	2,324
License agreements, net	3,347	1,798
Other assets	2,992	3,444
Total assets	$ 100,604	$ 82,079
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 11,265	$ 7,117
Deferred income on sales to distributors	4,869	4,226
Accrued compensation and benefits	6,778	5,286
Accrued income tax	412	752
Restructuring	8	1,478
Other current liabilities	3,147	3,493
Total current liabilities	26,479	22,352
Convertible senior notes	45,648	45,037
Other liabilities	519	444
Total liabilities	72,646	67,833
Commitments and contingencies (Notes 6 and 7)	—	—
Stockholders' Equity		
Preferred stock, $0.01 par value: 25,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value, 100,000 shares authorized; 23,852 (2008) and 23,152 (2007) issued shares(1)	239	232
Additional paid-in capital(1)	269,487	263,427
Accumulated deficit	(227,043)	(234,480)
Accumulated other comprehensive loss	(14,725)	(14,933)
Total stockholders' equity	27,958	14,246
Total liabilities and stockholders' equity	$ 100,604	$ 82,079

(1) Common stock and additional paid in capital amounts have been retroactively adjusted to reflect the effect of the Company's June 30, 2008 one-for-five reverse stock split. See Note 1.

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

	October 3, 2008	Sept. 28, 2007	Sept. 29, 2006
	(In thousands, except per share amounts)		
Net revenues:			
Products	$144,349	$125,805	$135,919
Intellectual Property	16,350	2,000	—
Total net revenues	160,699	127,805	135,919
Cost of goods sold	47,625	42,334	43,592
Gross margin	113,074	85,471	92,327
Operating expenses:			
Research and development	56,217	57,447	64,104
Selling, general and administrative	46,984	43,385	46,970
Special charges	211	4,724	2,550
Total operating expenses	103,412	105,556	113,624
Operating gain/(loss)	9,662	(20,085)	(21,297)
Interest expense	(2,360)	(2,240)	(2,231)
Other income, net	544	522	863
Income/(loss) before income taxes	7,846	(21,803)	(22,665)
Provision for income taxes	611	111	1,849
Net income/(loss)	$ 7,235	$ (21,914)	$ (24,514)
Income/(loss) per share:			
Income/(loss) per share, basic(1)	$ 0.31	$ (0.99)	$ (1.16)
Income/(loss) per share, diluted(1)	$ 0.31	$ (0.99)	$ (1.16)
Shares used in computation of net income/(loss) per share, in thousands:			
Basic(1)	23,046	22,156	21,107
Diluted(1)	23,202	22,156	21,107

(1) Share and per share amounts have been adjusted to reflect the Company's one-for-five stock split which occurred on June 30, 2008. See Note 1.

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	October 3, 2008	Sept. 28, 2007	Sept. 29, 2006
		(In thousands)	
Cash Flows From Operating Activities			
Net income/(loss)	$ 7,235	$(21,914)	$(24,514)
Adjustments required to reconcile net income/(loss) to net cash provided by/(used in) operating activities:			
Depreciation and amortization	7,173	5,681	6,977
Provision for bad debts	(12)	(131)	(15)
Inventory provisions	(900)	1,790	(586)
Stock compensation	5,506	7,301	7,516
Other noncash items, net	79	176	(51)
Changes in assets and liabilities, net of effects of acquisitions:			
Receivables	(741)	1,361	1,585
Inventories	(264)	2,554	(7,692)
Accounts payable	5,380	(5,096)	863
Deferred income on sales to distributors	646	(177)	986
Accrued expenses and other current liabilities	1,076	(1,398)	274
Other	1,517	(189)	(1,223)
Net cash provided by/(used in) operating activities	26,695	(10,042)	(15,880)
Cash Flows From Investing Activities			
Capital expenditures	(7,514)	(4,074)	(4,488)
Acquisition of assets, net of cash acquired	(1,172)	(4,875)	—
Purchases of available-for-sale marketable securities	—	(15,682)	(37,597)
Sales of available-for-sale marketable securities	—	26,100	65,585
Maturities of held-to-maturity marketable securities	—	863	1,725
Net cash provided by/(used in) investing activities	(8,686)	2,332	25,225
Cash Flows From Financing Activities			
Exercise of stock options and warrants	111	3,412	5,296
Deferred financing costs	(805)	—	—
Net cash provided by/(used in) financing activities	(694)	3,412	5,296
Effect of foreign currency exchange rates on cash	(78)	118	—
Net increase/(decrease) in cash and cash equivalents	17,237	(4,180)	14,641
Cash and cash equivalents at beginning of period	25,796	29,976	15,335
Cash and cash equivalents at end of period	$43,033	$ 25,796	$ 29,976

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Common Stock(1) Shares	Common Stock(1) Amount	Additional Paid-in Capital(1)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
				(In thousands)		
Balance at September 30, 2005	20,770	$208	$237,834	$(188,052)	$(16,164)	$ 33,826
Net loss	—	—	—	(24,514)	—	(24,514)
Currency translation adjustments	—	—	—	—	497	497
Comprehensive loss						(24,017)
Common stock repurchased and retired	(23)	—	(259)	—	—	(259)
Issuance of common stock	1,370	14	6,396	—	—	6,410
Compensation expense related to employee stock plans	23	—	7,516	—	—	7,516
Balance at September 29, 2006	22,140	222	251,487	(212,566)	(15,667)	23,476
Net loss	—	—	—	(21,914)	—	(21,914)
Currency translation adjustments	—	—	—	—	734	734
Comprehensive loss						(21,180)
Issuance of common stock	1,018	10	4,702	—	—	4,712
Common stock repurchased and retired	(6)	—	(63)	—	—	(63)
Compensation expense related to employee stock plans	—	—	7,301	—	—	7,301
Balance at September 28, 2007	23,152	232	263,427	(234,480)	(14,933)	14,246
Cumulative effect of adopting FIN 48	—	—	—	202	—	202
Balance at September 28, 2007	23,152	232	263,427	(234,278)	(14,933)	14,448
Net income	—	—	—	7,235	—	7,235
Currency translation adjustments	—	—	—	—	208	208
Comprehensive income						7,443
Issuance of common stock	700	7	558	—	—	565
Common stock repurchased and retired	—	—	(4)	—	—	(4)
Compensation expense related to employee stock plans	—	—	5,506	—	—	5,506
Balance at October 3, 2008	23,852	$239	$269,487	$(227,043)	$(14,725)	$ 27,958

(1) Common stock and additional paid in capital amounts have been retroactively adjusted to reflect the effect of the Company's June 30, 2008 one-for-five reverse stock split. See Note 1.

See accompanying notes to consolidated financial statements.

1. Description of Business

Mindspeed Technologies, Inc. (Mindspeed or the Company) designs, develops and sells semiconductor networking solutions for communications applications in enterprise, broadband access, metropolitan and wide-area networks. On June 27, 2003, Conexant Systems, Inc. (Conexant) completed the distribution (the Distribution) to Conexant stockholders of all 18,066,689 (90,333,445 on a pre-June 30, 2008 one-for-five reverse stock split basis) outstanding shares of common stock of its wholly owned subsidiary, Mindspeed. In the Distribution, each Conexant stockholder received one fifth of a share (one share on a pre-June 30, 2008 one-for-five reverse stock split basis) of Mindspeed common stock (including an associated preferred share purchase right) for every three shares of Conexant common stock held and cash for any fractional share of Mindspeed common stock. Following the Distribution, Mindspeed began operations as an independent, publicly held company.

Prior to the Distribution, Conexant transferred to Mindspeed the assets and liabilities of the Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to Mindspeed under the Distribution Agreement entered into between Conexant and Mindspeed. Also prior to the Distribution, Conexant contributed to Mindspeed cash in an amount such that at the time of the distribution Mindspeed's cash balance was $100 million. Mindspeed issued to Conexant a warrant to purchase six million shares (30 million shares on a pre-June 30, 2008 one-for-five reverse stock split basis) of Mindspeed common stock at a price of $17.04 per share ($3.408 on a pre-June 30, 2008 one-for-five reverse stock split basis), exercisable for a period beginning one year and ending ten years after the Distribution. In connection with the Distribution, Mindspeed and Conexant also entered into a Credit Agreement (terminated December 2004), an Employee Matters Agreement, a Tax Allocation Agreement, a Transition Services Agreement and a Sublease.

Basis of Presentation

The consolidated condensed financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the accounts of Mindspeed and each of its subsidiaries. All accounts and transactions among Mindspeed and its subsidiaries have been eliminated in consolidation. In the opinion of management, the accompanying consolidated condensed financial statements contain all adjustments, consisting of adjustments of a normal recurring nature and the special charges (Note 12), necessary to present fairly the Company's financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

Reverse Stock Split

In May 2008, the Company's Board of Directors approved a one-for-five reverse stock split following approval by the Company's stockholders on April 7, 2008. The reverse stock split was effected June 30, 2008. All share and per share amounts have been retroactively adjusted to reflect the reverse stock split. There was no net effect on total stockholders equity as a result of the reverse stock split.

Liquidity

In order to sustain profitability and positive cash flows from operations, the Company may need to further reduce operating expenses and/or maintain increased revenues. Through fiscal 2008, the Company has completed a series of cost reduction actions which have improved its operating cost structure. These expense reductions alone may not allow the Company to sustain the profitability it achieved in the fourth quarter of fiscal 2008. The Company's ability to achieve the necessary revenue growth will depend on increased demand for network infrastructure equipment that incorporates its products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises the level of which may decrease due to general economic conditions, and uncertainty, over which the Company has no control. The Company may not be successful in achieving the necessary revenue growth or it may be unable to sustain past and future expense reductions in subsequent periods. The Company may not be able to sustain profitability.

The Company believes that its existing sources of liquidity, along with cash expected to be generated from product sales and the sales of non-core intellectual property, will be sufficient to fund its operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months, including the repayment of the remaining $10.5 million in senior convertible debt due in November 2009. From time to time, the Company may acquire its debt securities through privately negotiated transactions, tender offers, exchange offers (for new debt or other securities), redemptions or otherwise, upon such terms and at such prices as the Company may determine appropriate. The Company will need to continue a focused program of capital expenditures to meet its research and development and corporate requirements. The Company may also consider acquisition opportunities to extend its technology portfolio and design expertise and to expand its product offerings. In order to fund capital expenditures, increase its working capital or complete any acquisitions, the Company may seek to obtain additional debt or equity financing. The Company may also need to seek to obtain additional debt or equity financing if it experiences downturns or cyclical fluctuations in its business that are more severe or longer than anticipated or if it fails to achieve anticipated revenue and expense levels. However, the Company cannot assure you that such financing will be available on favorable terms, or at all particularly in light of recent economic conditions in the capital markets.

2. Summary of Significant Accounting Policies

Fiscal Periods — The Company maintains a fifty-two/fifty-three week fiscal year ending on the Friday closest to September 30. Fiscal year 2008 comprised 53 weeks and ended on October 3, 2008. Fiscal year 2007 and 2006 comprised 52 weeks and ended on September 28 and September 29, respectively.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting the Company's consolidated financial statements are those relating to inventories, revenue recognition, allowances for doubtful accounts, stock-based compensation, income taxes and impairment of long-lived assets. Management regularly evaluates our estimates and assumptions based upon historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, the Company's future results of operations may be affected.

Revenue Recognition — The Company's products are often integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements through its maintenance contracts for many of its products. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations. For sales of products where software is incidental to the equipment, the Company applies the provisions of Staff Accounting Bulletin No. 104, "Revenue Recognition," and all related interpretations.

The Company generates revenues from direct product sales, sales to distributors, maintenance contracts, development agreements and the sale and license of intellectual property. The Company recognizes revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) our price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed. Advanced services revenue is recognized upon delivery or completion of performance.

Revenues are recognized on products shipped directly to customers at the time the products are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement, and the four above mentioned revenue recognition criteria are met.

Revenues are recognized on sales to distributors based on the rights granted to these distributors in the Distribution agreements. The Company has certain distributors who have been granted return rights and receive credits for changes in selling prices to end customers, the magnitude of which is not known at the time products are shipped to the distributor. The return rights granted to these distributors consist of limited stock rotation rights, which allow them to rotate up to 10% of the products in their inventory twice a year, as well as certain product return rights if the applicable distribution agreement is terminated. These distributors also receive price concessions because they resell the Company's products to end customers at various negotiated price points which vary by end customer, product, quantity, geography and competitive pricing environments. When a distributor's resale is priced at a discount from the distributor's invoice price, the Company credits back to the distributor a portion of the distributor's original purchase price after the resale transaction is complete. Thus, a portion of the "Deferred income on sales to distributors" balance will be credited back to the distributor in the future. Under these agreements, recognition of revenue is deferred until the products are resold by the distributor, at which time the Company's final net sales price is fixed and the distributor's right to return the products expires. At the time of shipment to these distributors, (i) a trade receivable at the invoiced selling price is recorded because there is a legally enforceable obligation from the distributor to pay the Company currently for product delivered, (ii) inventory is relieved for the carrying value of products shipped because legal title has passed to the distributor, and (iii) deferred revenue and deferred cost of inventory are recorded under the "Deferred income on sales to distributors" caption in the liability section of the Company's consolidated balance sheets. The Company evaluates the deferred cost of inventory component of this account for possible impairment by considering potential obsolescence of products that might be returned and by considering the potential of resale prices of these products being below the Company's cost. By reviewing deferred inventory costs in the manners discussed above, the Company ensures that any portion of deferred inventory costs that are not recoverable from future contractual revenue are charged to cost of sales as an expense. "Deferred income on sales to distributors" effectively represents the gross margin on sales to distributors, however, the amount of gross margin that is recognized in future periods may be less than the originally recorded deferred income as a result of negotiated price concessions. In recent years, such concessions have exceeded 30% of list price on average. For detail of this account balance, see "Note 3 — Supplemental Financial Statement Data" to these consolidated financial statements.

Revenues from other distributors are recognized at the time of shipment and when title and risk of loss transfer to the distributor, in accordance with the terms specified in the arrangement, and when the four above mentioned revenue recognition criteria are met. These distributors may also be given business terms to return a portion of inventory, however they do not receive credits for changes in selling prices to end customers. At the time of shipment, product prices are fixed and determinable and the amount of future returns can be reasonably estimated and accrued.

Revenue from the sale and license of intellectual property is recognized when the above mentioned four revenue recognition criteria are met. Development revenue is recognized when services are performed and customer acceptance has been received and was not significant for any of the periods presented.

Cash and Cash Equivalents — The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Inventories — Inventories are stated at the lower of cost or market. Cost is computed using the average cost method on a currently adjusted standard basis (which approximates actual cost); market is based upon estimated net realizable value. The valuation of inventories at the lower of cost or market requires the use of estimates as to the amounts of current inventories that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers, and orders generally are subject to cancellation with limited advance notice prior to shipment.

Property, Plant and Equipment — Property, plant and equipment is stated at cost. Depreciation is based on estimated useful lives (principally ten years for furniture and fixtures; three to five years for machinery and equipment and photomasks; three years for computer software; and the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements for land and leasehold improvements). Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs are charged to expense.

Goodwill — Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company performs a two-step process on an annual basis, or more frequently if necessary, to determine 1) whether the fair value of the relevant reporting unit exceeds carrying value and 2) to measure the amount of an impairment loss, if any. The Company completed this process in July 2008 and determined that there was no impairment to goodwill.

Intangible Assets, net — Intangible assets, net, consist of backlog, and developed technology and are amortized on a straight-line basis over estimated useful lives of three months to five years.

License Agreements — License agreements consist mainly of licenses of intellectual property that the Company uses in certain of its products. These licensed assets are amortized on a straight-line basis over the estimated production life cycle of each respective product, usually ranging from three to five years. The Company expects to record amortization of its license agreements of $836,000 (2009), $835,000 (2010), $642,000 (2011), $606,000 (2012) and $428,000 (2013), and the weighted average remaining life was 30 months.

Impairment of Long-Lived Assets — The Company continually monitors events or changes in circumstances that could indicate that the carrying amount of long-lived assets to be held and used, including intangible assets, may not be recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When impairment is indicated for a long-lived asset, the amount of impairment loss is the excess of net book value over fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. As of October 3, 2008, the Company identified no circumstances that indicated a potential impairment of any of its long-lived assets.

Foreign Currency Translation and Remeasurement — The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of the Company's principal foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign functional currencies are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates and income and expense items are translated at the average exchange rates prevailing during the period. The resulting foreign currency translation adjustments are accumulated as a component of other comprehensive income. For the remainder of the Company's foreign subsidiaries, the functional currency is the U.S. dollar. Inventories, property, plant and equipment, cost of goods sold and depreciation for those operations are remeasured from foreign currencies into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates. Gains and losses resulting from those remeasurements are included in earnings. Gains and losses resulting from foreign currency transactions are recognized currently in earnings.

Research and Development — Research and development costs, other than software development costs, are expensed as incurred. Development costs for software to be sold or marketed are capitalized following attainment of technological feasibility. No development costs that qualify for capitalization were incurred during any of the periods presented.

Product Warranties — The Company's products typically carry a warranty for periods of up to five years. The Company establishes reserves for estimated product warranty costs in the period the related revenue is recognized, based on historical experience and any known product warranty issues. Product warranty reserves are not significant in any of the periods presented.

Stock-Based Compensation — Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R) to account for stock-based compensation. SFAS 123R requires that the Company account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. The fair value of restricted stock awards is based upon the market price of the Company's common stock at the grant date. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The use of the Black-Scholes model requires a number of estimates, including the expected option term, the expected volatility in the price of the Company's common stock, the risk-free rate of interest and the dividend yield on the Company's common stock. Judgment is required in estimating the number of share-based awards that we expect will ultimately vest upon the fulfillment of service conditions (such as time-based vesting) or the achievement of specific performance conditions. The financial statements include amounts that are based on the Company's best estimates and judgments.

Other Income, net — Other income consists of interest income, foreign exchange gains and losses, franchise taxes and other non-operating gains and losses.

Income Taxes — The provision for income taxes is determined in accordance with SFAS No. 109, "Accounting For Income Taxes." Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

On September 29, 2007, the Company adopted FIN 48, which is a change in accounting for income taxes. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company will classify the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. The Company recognizes interest and penalties related to unrecognized tax benefits in the tax provision.

Per Share Information — Basic income/(loss) per share is computed by dividing net income by the weighted average number of shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to additionally reflect the effect of potentially dilutive securities such as stock options, warrants, convertible senior notes and unvested restricted stock units. The dilutive effect of stock options, warrants and unvested restricted stock units is computed using the treasury stock method, which assumes any proceeds that could be obtained upon the exercise of stock options, warrants and vesting of restricted stock units would be used to purchase common shares at the average market price for the period. The assumed proceeds include the purchase price the grantee pays, the hypothetical windfall tax benefit that the Company receives upon assumed exercise or vesting and the hypothetical average unrecognized compensation expense for the period. The Company calculates the assumed proceeds from excess tax benefits based on the "as-if" deferred tax assets calculated under the provision of SFAS 123(R).

For the year ended October 3, 2008, potentially dilutive securities consisted of stock options and restricted stock and resulted in 0.2 million potential common shares. Stock options, warrants and convertible senior notes to purchase approximately 13.5 million shares for the year ended October 3, 2008 were outstanding but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

Because the Company incurred a net loss in fiscal 2007 and fiscal 2006, the potential dilutive effect of the Company's outstanding stock options, stock warrants and convertible senior notes was not included in the computation of diluted loss per share because these securities were antidilutive.

Reclassifications — Certain reclassifications have been made to 2007 financial statements to conform to the 2008 presentation.

Concentrations — Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents consist of demand deposits and money market funds maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with high credit quality financial institutions and therefore have minimal credit risk. The Company's trade accounts receivable primarily are derived from sales to manufacturers of network infrastructure equipment and electronic component distributors. Management believes that credit risks on trade accounts receivable are moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.

The following individual customers accounted for 10% or more of net revenues:

	2008	2007	2006
Customer A	16%	15%	11%
Customer B	11%	16%	17%
Customer C	3%	7%	11%

The following individual customers accounted for 10% or more of total accounts receivable at fiscal year ends:

	2008	2007
Customer B	9%	24%
Customer C	1%	16%
Customer D	20%	0%
Customer E	11%	4%
Customer F	0%	13%

Supplemental Cash Flow Information — Interest paid was $1.8 million, $1.7 million, and $1.7 million for fiscal 2008, fiscal 2007, and fiscal 2006, respectively. Income taxes paid, net of refunds received were $222,000, $2.3 million, and ($36,000) during fiscal 2008, fiscal 2007, and fiscal 2006, respectively. Non-cash investing activities in fiscal 2008 and fiscal 2007 consisted of the purchase of $306,000 and $979,000, respectively of property and equipment from suppliers on account. Assets acquired consist of amounts paid and received during fiscal 2008 on cash, accounts receivable, accounts payable and accrued liabilities created through the acquisition of certain assets of Ample Communications, Inc., which occurred in the fourth quarter of fiscal 2007.

Comprehensive Income/(Loss) — Accumulated other comprehensive income/(loss) at October 3, 2008, September 28, 2007 and September 29, 2006 consists of foreign currency translation adjustments. Foreign currency translation adjustments are not presented net of any tax effect as the Company does not expect to incur any tax liability or realize any benefit related thereto.

Recent Accounting Standards — In September 2006, the FASB issued Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurement", which defines fair value, establishes a framework for measuring fair value and expands disclosures regarding assets and liabilities measured at fair value. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2010. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for us in the first quarter of fiscal 2009. The adoption of SFAS 157 for financial assets and financial liabilities is not expected to have a material impact on our results of operations or financial position. The Company is currently assessing the impact that SFAS 157 will have on its results of operations and financial position when it is applied to nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2010.

In February 2007, the FASB issued Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." The statement permits entities to choose to measure many financial instruments and certain other items at fair value that are currently not required to be measured at fair value. The Company will be required to adopt SFAS 159 in the first quarter of fiscal 2009 and does not expect that the adoption will have a material impact on its financial condition or results of operations.

In June 2007, the FASB ratified Emerging Issues Task Force consensus on EITF Issue No. 07-3, "Accounting for Non-refundable Advanced Payments for Goods or Services to be Used in Future Research and Development Activities." EITF Issue No. 07-3 requires that these payments be deferred and capitalized and expensed as goods are delivered or as the related services are performed. The Company will be required to adopt EITF 07-3 in the first quarter of fiscal 2009 and does not expect that the adoption will have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued Financial Accounting Standards (SFAS) No. 141R, "Business Combinations", and SFAS No. 160, "Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51" (SFAS No. 160). These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. These Statements are effective for fiscal years beginning after December 15, 2008. The Company will be required to adopt SFAS No. 141R and SFAS No. 160 in the first quarter of fiscal 2010. Accordingly, to the extent the Company engages in any business combination transactions, such transaction will be recorded and disclosed following existing accounting principles until October 2, 2009.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133." This Statement requires enhanced disclosures about an entity's derivative and hedging activities and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will be required to adopt SFAS 161 in the first quarter of fiscal 2010 and does not expect that the adoption will have a material impact on its financial condition or results of operations.

In May 2008, the FASB issued FASB Staff Position FSP APB 14-1, "Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)." This FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We will be required to adopt this FSP in the first quarter of fiscal 2010. Early adoption is not permitted. The Company believes this change in methodology will negatively affect our earnings and earnings per share as interest expense will be required to reflect the market rate of interest for nonconvertible debt. The Company is currently evaluating the magnitude of this impact on its financial condition and results of operations.

3. Supplemental Financial Statement Data

Inventories

Inventories at fiscal year ends consist of the following (in thousands):

	2008	2007
Work-in-process	$ 8,620	$ 7,497
Finished goods	7,567	7,526
	$16,187	$15,023

The Company assesses the recoverability of inventories through an ongoing review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, the value of inventory that at the time of the review is not expected to be sold is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

The assessment of the recoverability of inventories, and the amounts of any write-downs, are based on currently available information and assumptions about future demand (generally over twelve months) and market conditions. Demand for the Company's products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

The Company may retain and make available for sale some or all of the inventories which have been written down. In the event that actual demand is higher than originally projected, the Company may be able to sell a portion of these inventories in the future. The Company generally scraps inventories which have been written down and are identified as obsolete.

The Company's gross margin included a benefit of $1.6 million (2008), $4.0 million (2007) and $5.5 million (2006) from the sale of inventories that the Company had written down to a zero cost basis during fiscal 2001. As of October 3, 2008, the Company continued to hold inventories with an original cost of $6.0 million which were previously written down to a zero cost basis.

Deferred Income on Shipments to Distributors

Deferred income on shipments to distributors is as follows (in thousands):

	October 3, 2008	September 28, 2007
Deferred revenue on shipments to distributors	$5,387	$4,953
Deferred cost of inventory on shipments to distributors	(576)	(808)
Reserves	58	81
Deferred income on sales to distributors	$4,869	$4,226

Property, Plant and Equipment

Property, plant and equipment at fiscal year ends consist of the following (in thousands):.

	2008	2007
Machinery and equipment	$ 73,229	$ 74,072
Leasehold improvements	3,702	3,541
	76,931	77,613
Accumulated depreciation and amortization	(64,331)	(64,466)
	$ 12,600	$ 13,147

Intangible Assets and Goodwill

In conjunction with the acquisition of certain assets of Ample Communications, Inc. on September 25, 2007, the Company acquired certain intangible assets (see Note 15). These intangible assets consist of backlog (approximately $100,000), developed technology (approximately $3,100,000) and goodwill (approximately $2,429,000). The Company expects to record amortization of its intangible assets of $620,000 in fiscal 2009 through fiscal 2012. The weighted average remaining life of the amortizable intangible assets is approximately 48 months.

4. Income Taxes

The components of the provision for income taxes are as follows (in thousands):

	2008	2007	2006
Current:			
United States	$ —	$ —	$ —
Foreign	99	566	2,137
State and local	10	10	10
Total current	109	576	2,147
Deferred:			
United States	—	—	—
Foreign	502	(465)	(298)
State and local	—	—	—
Total deferred	502	(465)	(298)
	$611	$ 111	$1,849

A reconciliation of income taxes computed at the U.S. federal statutory income tax rate to the provision for income taxes on continuing operations follows (in thousands):

	2008	2007	2006
U.S. federal statutory tax at 35%	$ 2,733	$ (7,642)	$ (7,933)
State taxes, net of federal effect	739	(1,481)	(3,612)
Foreign income taxes in excess of U.S.	420	(293)	(524)
Research and development credits	—	(2,592)	(3,443)
Valuation allowance	(33,837)	13,992	17,187
Reversal of research and development credits, federal and state	29,041	—	—
Other	1,515	(1,873)	174
Provision for income taxes	$ 611	$ 111	$ 1,849

Income (loss) before income taxes consists of the following components (in thousands):

	2008	2007	2006
United States	$7,328	$(22,926)	$(29,418)
Foreign	518	1,123	6,753
	$7,846	$(21,803)	$(22,665)

Deferred income tax assets and liabilities at fiscal year-ends consist of the tax effects of temporary differences related to the following (in thousands):

	2008	2007
Deferred tax assets:		
Inventories	$ 12,118	$ 14,083
Deferred revenue	1,999	1,831
Accrued compensation and benefits	1,292	1,256
Product returns and allowances	745	801
Net operating losses	232,890	233,909
Research and development and investment credits	—	36,021
Foreign deferred taxes	1,113	1,615
Property, plant and equipment	—	673
Other	5,244	6,547
Valuation allowance	(248,299)	(282,136)
Total deferred tax assets	7,102	14,600
Deferred tax liabilities:		
Intangible assets	—	—
Property, plant and equipment	379	—
Deferred state taxes	5,610	12,985
Other	—	—
Total deferred tax liabilities	5,989	12,985
Net deferred tax assets	$ 1,113	$ 1,615

Based upon the Company's operating losses and expected future operating results, management determined that it is more likely than not that the U.S. federal and state deferred tax assets as of October 3, 2008 and September 28, 2007 will not be realized through the reduction of future income tax payments. Consequently, the Company has established a valuation allowance for its net U.S. federal and state deferred tax assets as of those dates. Foreign deferred tax assets consist mainly of research and development credits and are expected to be realized through a reduction of future tax payments, therefore no valuation allowance has been established for these deferred tax assets.

Through the Distribution date, Mindspeed's results of operations were included in Conexant's consolidated federal and state income tax returns. The provision for income taxes and the related deferred tax assets and liabilities for periods prior to the Distribution were calculated as if Mindspeed had filed separate tax returns as an independent company.

In connection with the Distribution, Mindspeed and Conexant entered into a tax allocation agreement which provides, among other things, for the allocation between Conexant and Mindspeed of federal, state, local and foreign tax liabilities relating to Mindspeed. The tax allocation agreement also allocates the liability for any taxes that may arise in connection with the Distribution. The tax allocation agreement generally provides that Conexant will be responsible for any such taxes. However, Mindspeed will be responsible for any taxes imposed on Mindspeed, Conexant or Conexant stockholders if either the Distribution fails to qualify as a reorganization for U.S. federal income tax purposes or the Distribution of Mindspeed Technologies common stock is disqualified as a tax-free transaction to Conexant for U.S. federal income tax purposes and such failure or disqualification is attributable to post-Distribution transaction actions by Mindspeed, its subsidiaries or its stockholders.

As of October 3, 2008, Mindspeed had U.S. federal net operating loss carryforwards of approximately $630.9 million, which expire at various dates through 2029, and aggregate state net operating loss carryforwards of approximately $139.9 million, which expire at various dates through 2029.

The deferred tax assets as of October 3, 2008 include a deferred tax asset of $11 million representing net operating losses arising from the exercise of stock options by Mindspeed employees. To the extent the Company realizes any tax benefit for the net operating losses attributable to the stock option exercises, such amount would be credited directly to stockholders' equity.

To date, the Company has not performed a formal study of potential research and development credits. If, at any time in the future, the Company determines it appropriate to conduct a formal study of potential research and development credits, completion of a study may have an effect on the Company's estimate of this unrealized tax benefit.

The Company has not provided for U.S. taxes or foreign withholding taxes on approximately $700,000 of undistributed earnings from its foreign subsidiaries because such earnings are to be reinvested indefinitely. If these earnings were distributed, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability.

On July 13, 2006, the FASB issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on September 29, 2007. As a result of the adoption of FIN 48 and recognition of the cumulative effect of adoption of a new accounting principle, the Company recorded a $202,000 decrease in the liability for unrecognized income tax benefits, with an offsetting decrease in accumulated deficit. As of September 29, 2007 the Company had approximately $28.9 million of total unrecognized tax benefits. Of this total, $474,000 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate. The remaining $28.4 million of unrecognized tax benefits, if recognized, would have no impact on the effective tax rate and be recorded as an increase to the Company's deferred tax assets with a related increase in the valuation allowance. However, to the extent that any portion of such benefit is recognized at the time a valuation allowance no longer exists, such benefit would favorably affect the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits in the tax provision. As of September 29, 2007, the Company had no liability for the payment of interest and penalties. The liability for the payment of interest and penalties did not change as of October 3, 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2008
Balance as of September 29, 2007	$28,917
Increases in tax positions for prior years	7,589
Increases in tax positions for current year	—
Balance at October 3, 2008	$36,506

The Company does not anticipate that unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company is currently open to audit under the statute of limitations by the taxing authorities for the years ending September 30, 2004 to 2008 in our foreign jurisdictions.

5. Revolving Credit Facility and Convertible Senior Notes

Revolving Credit Facility

On September 30, 2008, the Company entered into a loan and security agreement (the Loan and Security Agreement) with Silicon Valley Bank (SVB). Under the Loan and Security Agreement, SVB has agreed to provide the Company with a three-year revolving credit line of up to $15.0 million, subject to availability against certain eligible accounts receivable, for the purposes of (i) working capital; (ii) funding its general business requirements; and (iii) repaying or repurchasing its convertible senior Notes due in 2009. The indebtedness of the Company to SVB under the Loan and Security Agreement is guaranteed by three domestic subsidiaries of the Company and secured by substantially all of the domestic assets of the Company and such subsidiaries other than intellectual property.

Any indebtedness under the Loan and Security Agreement bears interest at a variable rate ranging from prime plus 0.25 percent to a maximum rate of prime plus 1.25 percent, as determined in accordance with the interest rate grid set forth in the Loan and Security Agreement. The Loan and Security Agreement contains affirmative and negative covenants which, among other things, require the Company to maintain a minimum tangible net worth and to deliver to SVB specified financial information, including annual, quarterly and monthly financial information, and limit the Company's ability to (or to permit any subsidiaries to), subject to certain exceptions and limitations: (i) merge with or acquire other companies; (ii) create liens on its property; (iii) incur debt obligations; (iv) enter into transactions with affiliates, except on an arm's length basis; (v) dispose of property; and (vi) issue dividends or make distributions.

As of October 3, 2008, the Company was in compliance with all required covenants. Proceeds from the credit facility will be used to maintain liquidity and fund working capital requirements, on an as needed basis. At October 3, 2008, the Company had no outstanding borrowings under the credit facility with SVB.

3.75% Convertible Senior Notes due 2009

In December 2004, the Company sold $46.0 million aggregate principal amount of convertible senior notes due 2009 for net proceeds (after discounts and commissions) of approximately $43.9 million. The notes are senior unsecured obligations of the Company, ranking equal in right of payment with all future unsecured indebtedness. The notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18. The Company used approximately $3.3 million of the proceeds to purchase U.S. government securities that were pledged to the trustee for the payment of the first four scheduled interest payments on the notes when due.

The notes are convertible, at the option of the holder, at any time prior to maturity into shares of the Company's common stock. Upon conversion, the Company may, at its option, elect to deliver cash in lieu of shares of our common stock or a combination of cash and shares of common stock. Effective May 13, 2005, the conversion price of the notes was adjusted to $11.55 per share ($2.31 per share on a pre-June 30, 2008 one-for-five reverse stock split basis) of common stock, which is equal to a conversion rate of approximately 86.58 shares (432.9004 shares on a pre-June 30, 2008 one-for-five reverse stock split basis) of common stock per $1,000 principal amount of notes. Prior to this adjustment, the conversion price applicable to the notes was $14.05 per share ($2.81 per share on a pre-June 30, 2008 one-for-five reverse stock split basis) of common stock, which was equal to approximately 71.17 shares (355.8719 shares on a pre-June 30, 2008 one-for-five reverse stock split basis) of common stock per $1,000 principal amount of notes. The adjustment was made pursuant to the terms of the indenture governing the notes. The conversion price is subject to further adjustment under the terms of the indenture to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock and certain other events.

If the Company undergoes certain fundamental changes (as defined in the indenture), holders of notes may require the Company to repurchase some or all of their notes at 100% of the principal amount plus accrued and unpaid interest. If, upon notice of certain events constituting a fundamental change, holders of the notes elect to convert the notes, the Company will be required to increase the number of shares issuable upon conversion by up to 11.95 shares (59.75 on a pre-June 30, 2008 one-for-five reverse stock split basis) per $1,000 principal amount of notes. The number of additional shares, if any, will be determined by the table set forth in the indenture governing the notes. In the event of a non-stock change of control constituting a "public acquirer change of control" (as defined in the indenture), the Company may, in lieu of issuing additional shares or making an additional cash payment upon conversion as required by the indenture, elect to adjust the conversion price and the related conversion obligation such that the noteholders will be entitled to convert their notes into a number of shares of public acquirer common stock.

For financial accounting purposes, the Company's contingent obligation to issue additional shares or make additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of October 3, 2008, the estimated fair value of the Company's liability under the fundamental change adjustment was not significant.

In connection with the sale of the notes, the Company granted the purchasers certain registration rights. The Company's Form S-3 registration statement covering the resale of the notes and the sale of shares issuable upon conversion of the notes was declared effective by the SEC on April 6, 2005.

Upon completion of the sale of the notes, the $50 million Credit Agreement with Conexant was terminated. The Company had made no borrowings under the credit facility, and no portion of the related warrant is, or will become, exercisable.

As of October 3, 2008, the stated value of the convertible senior notes due 2009 was $31 million and the estimated fair value of these notes was approximately $26 million.

6.50% Convertible Senior Notes due 2013

On July 30, 2008, the Company entered into separate exchange agreements with certain holders of our existing convertible senior notes due 2009, pursuant to which holders of an aggregate of $15 million of the existing notes agreed to exchange their notes for $15 million in aggregate principal amount of a new series of convertible senior notes due 2013 (the new notes). The exchanges closed on August 1, 2008. The Company paid at the closing an aggregate of approximately $100,000 in accrued and unpaid interest on the existing notes that were exchanged for the new notes, as well as approximately $900,000 in transaction fees.

The Company issued the new notes pursuant to an indenture, dated as of August 1, 2008, between it and Wells Fargo Bank, N.A., as trustee. Following the completion of the exchange, $31 million in aggregate principal amount of the 3.75% Convertible Senior Notes remain outstanding.

The new notes are unsecured senior indebtedness and bear interest at a rate of 6.50% per annum. Interest is payable on February 1 and August 1 of each year, commencing on February 1, 2009. The new notes mature on August 1, 2013. At maturity, the Company will be required to repay the outstanding principal of the new notes.

The new notes are convertible at the option of the holders, at any time on or prior to maturity, into shares of the Company's common stock at a conversion rate initially equal to approximately $4.74 per share of common stock, which is subject to adjustment in certain circumstances. Upon conversion of the new notes, we generally have the right to deliver to the holders thereof, at our option: (i) cash; (ii) shares of our common stock; or (iii) a combination thereof. The initial conversion price of the new notes will be adjusted to reflect stock dividends, stock splits, issuances of rights to purchase shares of our common stock, and upon other events. If we undergo certain fundamental changes prior to maturity of the new notes, the holders thereof will have the right, at their option, to require us to repurchase for cash some or all of their new notes at a repurchase price equal to 100% of the principal amount of the new notes being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date, or convert the new notes into shares of our common stock and, under certain circumstances, receive additional shares of our common stock in the amount provided in the indenture.

For financial accounting purposes, the Company's contingent obligation to issue additional shares or make additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of

October 3, 2008, the estimated fair value of the Company's liability under the fundamental change adjustment was not significant.

If there is an event of default under the new notes, the principal of and premium, if any, on all the new notes and the interest accrued thereon may be declared immediately due and payable, subject to certain conditions set forth in the indenture. An event of default under the indenture will occur if we: (i) are delinquent in making certain payments due under the new notes; (ii) fail to deliver shares of common stock or cash upon conversion of the new notes; (iii) fail to deliver certain required notices under the new notes; (iv) fail, following notice, to cure a breach of a covenant under the new notes or the indenture; (v) incur certain events of default with respect to other indebtedness; or (vi) is subject to certain bankruptcy proceedings or orders. If we fail to deliver certain SEC reports to the trustee in a timely manner as required by the indenture, (x) the interest rate applicable to the new notes during the delinquency will be increased by 0.25% or 0.50%, as applicable (depending on the duration of the delinquency), and (y) if the required reports are not delivered to the trustee within 180 days after their due date under the indenture, a holder of the new notes will generally have the right, subject to certain limitations, to require us to repurchase all or any portion of the new notes then held by such holder.

As of October 3, 2008, the estimated fair value of the convertible senior notes due 2013 was approximately $15 million.

6. Commitments

In June 2007, the Company extended its Sublease with Conexant pursuant to which the Company leases its headquarters in Newport Beach, California. The Sublease, which had been amended and restated in March 2005, had an initial term through June 2008. The Sublease has been extended for an additional two year term (through June 2010) for a reduced amount of space. Rent payable under the Sublease for the next 12 months is approximately $3.4 million. Rent payable is subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. The Company estimates its minimum future obligation under the Sublease at approximately $10.2 million over the remainder of the lease term, but actual costs under the Sublease will vary based upon Conexant's actual costs. In addition, each year the Company may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs.

The Company leases its other facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through 2014 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time.

Amounts due under facility leases were approximately $8.0 million (2008), $8.8 million (2007), and $7.7 million (2006) including $6.5 million (2008), $6.6 million (2007), and $6.5 million (2006) paid to Conexant under the Sublease. As of October 3, 2008, the Company's minimum future obligations under operating leases (including the estimated minimum future obligation under the Sublease) are as follows (in thousands):

Fiscal Year	
2009	$ 7,577
2010	5,770
2011	944
2012	726
2013	753
Thereafter	373
Total minimum future lease payments	$16,143

7. Contingencies

Various lawsuits, claims and proceedings have been or may be instituted or asserted against Conexant or Mindspeed, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters. In connection with the Distribution, Mindspeed assumed responsibility for all contingent liabilities and current and future litigation against Conexant or its subsidiaries to the extent such matters relate to Mindspeed.

The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that the Company will be able to license a third party's intellectual property. Injunctive relief could have a material adverse effect on the financial condition or results of operations of the Company. Based on its evaluation of matters which are pending or asserted, management of the Company believes the disposition of such matters will not have a material adverse effect on the financial condition or results of operations of the Company.

8. Guarantees

The Company has made guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the Distribution, the Company generally assumed responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to Mindspeed. The Company may also be responsible for certain federal income tax liabilities under the tax allocation agreement between Mindspeed and Conexant, which provides that the Company will be responsible for certain taxes imposed on Mindspeed, Conexant or Conexant stockholders. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. Some customer guarantees and indemnities, and the majority of other guarantees and indemnities, do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

9. Capital Stock

The Company's authorized capital consists of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share, of which 2,500,000 shares are designated as Series A junior participating preferred stock (Junior Preferred Stock).

The Company has a preferred share purchase rights plan to protect stockholders' rights in the event of a proposed takeover of the Company. Pursuant to the preferred share purchase right (a Right) attached to each share of common stock, the holder may, in certain takeover-related circumstances, become entitled to purchase from the Company 5/100th of a share of Junior Preferred Stock at a price of $20, subject to adjustment. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person) will generally be exercisable for shares of the Company's common stock or stock of the acquiring person having a then-current market value of twice the exercise price. In certain events, each Right may be exchanged by the Company for one share of common stock or 5/100th of a share of Junior Preferred Stock. The Rights expire on June 26, 2013, unless earlier exchanged or redeemed at a redemption price of $0.01 per Right, subject to adjustment.

Warrants

In the Distribution, Mindspeed issued to Conexant a warrant to purchase six million shares (30 million shares on a pre-June 30, 2008 one-for-five reverse stock split basis) of Mindspeed common stock at a price of $17.04 per share ($3.408 per share on a pre-June 30, 2008 one-for-five reverse stock split basis), exercisable through June 27, 2013. The $89 million fair value of the warrant (estimated by management at the time of the Distribution using the Black-Scholes option pricing model) was recorded as a return of capital to Conexant. As of October 3, 2008, the entire warrant remains outstanding.

The warrant held by Conexant contains antidilution provisions that provide for adjustment of the warrant's exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. In the event that the Company issues, or is deemed to have issued, shares of its common stock, or securities convertible into its common stock, at prices below the current market price of its common stock (as defined in the warrant) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment, if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of the common stock at the time of the issuance of such securities.

10. Stock-Based Compensation

Effective October 1, 2005, the Company adopted Financial Accounting Standards (SFAS) 123R, "Share-Based Payment" using the "modified prospective application." The Company elected the transition method described in FASB Staff Position (FSP) FAS 123R-3 related to accounting for the tax effects of share-based payment awards to employees. SFAS 123R requires that the Company account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. As required by SFAS 123R, our stock-based compensation expense for fiscal 2008, fiscal 2007 and fiscal 2006 includes the fair value of new awards, modified awards and any unvested awards outstanding at October 1, 2005. The fair value of restricted stock awards is based upon the market price of our common stock at the grant date. The Company estimates the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The fair value of each award is recognized on a straight-line basis over the vesting or service period.

Stock-based compensation awards generally vest over time and require continued service to the Company and, in some cases, require the achievement of specified performance conditions. The amount of compensation expense recognized is based upon the number of awards that are ultimately expected to vest. The Company estimates forfeiture rates of 10% to 12.5% depending on the characteristics of the award.

As a result of the Company's recent operating losses and the possibility of future operating results, no income tax benefits have been recognized for any U.S. federal and state operating losses — including those related to stock-based compensation expense. The Company does not expect to recognize any income tax benefits relating to future operating losses until it determines that such tax benefits are more likely than not to be realized.

The fair value of stock options awarded was estimated at the date of grant using the Black-Scholes option-pricing model. The following table summarizes the weighted-average assumptions used and the resulting fair value of options granted:

	2008	2007	2006
Weighted-average fair value of options granted	$ 1.84	$ 5.80	$ 7.65
Weighted-average assumptions:			
Expected volatility	64%	74%	77%
Dividend yield	—	—	—
Expected option life	3.2 years	3.3 years	3.4 years
Risk-free interest rate	2.8%	4.7%	4.7%

The expected option term was estimated based upon historical experience and management's expectation of exercise behavior. The expected volatility of the Company's stock price is based upon the historical daily changes in the price of the Company's common stock. The risk-free interest rate is based upon the current yield on U.S. Treasury securities having a term similar to the expected option term. Dividend yield is estimated at zero because the Company does not anticipate paying dividends in the foreseeable future.

Stock-based compensation expense related to employee stock options and restricted stock under SFAS 123R was allocated as follows (in thousands):

	2008	2007
Cost of goods sold	$ 173	$ 385
Research and development	2,267	2,587
Selling, general and administrative	3,066	4,260
Special charges	—	69
Total stock-based compensation expense	$5,506	$7,301

Stock Compensation Plans

The Company has two principal stock incentive plans: the 2003 Long-Term Incentives Plan and the Directors Stock Plan. The 2003 Long-Term Incentives Plan provides for the grant of stock options, restricted stock, restricted stock units and other stock-based awards to officers and employees of the Company. The Directors Stock Plan provides for the grant of stock options, restricted stock units and other stock-based awards to the Company's non-employee directors. As of October 3, 2008, an aggregate of 339,000 shares of the Company's common stock were available for issuance under these plans. On March 5, 2007 the stockholders of the Company approved plan amendments which, among other things, (1) increased the authorized number of shares reserved for issuance under the 2003 Long-Term Incentives Plan to 3.9 million shares (19.3 million shares on a pre-June 30, 2008 one-for-five reverse stock split basis), (2) removed the "evergreen" provision from the Directors Stock Plan that automatically increased the number of shares available under the Plan each year and (3) fixed the total number of shares authorized for issuance under the Directors Stock Plan at 288,000 (1,440,000 on a pre-June 30, 2008 one-for-five reverse stock split basis).

The Company also has a 2003 Stock Option Plan, under which stock options were issued in connection with the Distribution. In the Distribution, each holder of a Conexant stock option (other than options held by persons in certain foreign locations) received an option to purchase a number of shares of Mindspeed common stock. The number of shares subject to, and the exercise prices of, the outstanding Conexant options and the Mindspeed options were adjusted so that the aggregate intrinsic value of the options was equal to the intrinsic value of the Conexant option immediately prior to the Distribution and the ratio of the exercise price per share to the market value per share of each option was the same immediately before and after the Distribution. As a result of such option adjustments, Mindspeed issued options to purchase an aggregate of approximately six million shares (29.9 million shares on a pre-June 30, 2008 one-for-five reverse stock split basis) of its common stock to holders of Conexant stock options (including Mindspeed employees) under the 2003 Stock Option Plan. There are no shares available for new stock option awards under the 2003 Stock Option Plan. However, any shares subject to the unexercised portion of any terminated, forfeited or cancelled option are available for future option grants only in connection with an offer to exchange outstanding options for new options.

Prior to February 2007, the Company maintained employee stock purchase plans for its domestic and foreign employees. Under SFAS 123R, the plans were non-compensatory and the Company has recorded no compensation expense in connection therewith. The employee stock purchase plans were terminated by the Company's board of directors effective February 28, 2007. During the years ended September 30, 2007 and 2006, the Company issued 7,000 (35,000 on a pre-June 30, 2008 one-for-five reverse stock split basis) and 21,600 shares (108,000 shares on a pre-June 30, 2008 one-for-five reverse stock split basis) of its common stock under the employee stock purchase plan for net proceeds of $81,000 and $298,000, respectively.

From time to time, the Company may issue, and has previously issued stock based awards outside of these plans pursuant to stand-alone agreements and in accordance with NASDAQ Marketplace Rule 4350(i)(1)(A)(iv).

Stock Option Awards

Prior to fiscal 2006, stock-based compensation consisted principally of stock options. Eligible employees received grants of stock options at the time of hire; the Company also made broad-based stock option grants covering substantially all employees annually. Stock option awards have exercise prices not less than the market price of the common stock at the grant date and a contractual term of eight or ten years, and are subject to time-based vesting (generally over four years). The following table summarizes stock option activity under all plans (shares in thousands and adjusted to reflect our June 30, 2008 one-for-five reverse stock split):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2005	5,216	$11.50		
Exercisable at September 30, 2005	3,821	$11.05		
Granted	205	13.55		
Exercised	(602)	8.80		$4.4 million
Forfeited or expired	(380)	15.90		
Outstanding at September 29, 2006	4,439	$11.60	4.3 years	$1.9 million
Exercisable at September 29, 2006	3,734	$11.30	3.9 years	$1.4 million
Granted	491	10.85		
Exercised	(422)	8.05		$1.2 million
Forfeited or expired	(526)	13.25		
Outstanding at September 28, 2007	3,982	$11.65	4.0 years	$1.4 million
Exercisable at September 28, 2007	3,308	$11.55	3.3 years	$1.3 million
Granted	495	4.20		
Exercised	(18)	5.97		$ 33,000
Forfeited or expired	(931)	12.15		
Outstanding at October 3, 2008	3,528	$10.50	3.7 years	$ —
Exercisable at October 3, 2008	2,704	$11.59	2.6 years	$ —
Vested and expected to vest	3,433	$10.65	3.6 years	$ —

As of October 3, 2008, there was unrecognized compensation expense of $2.0 million related to unvested stock options, which the Company expects to recognize over a weighted-average period of 1.4 years.

The following table summarizes all options to purchase Mindspeed common stock outstanding at October 3, 2008 (shares in thousands and adjusted to reflect our June 30, 2008 one-for-five reverse stock split):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 2.08 - $ 4.85	640	2.0	$ 4.01	172	$ 4.63
5.02 - 9.90	971	0.9	8.60	912	8.64
10.00 - 19.90	1,803	2.6	12.69	1,506	12.90
20.05 - 29.96	76	0.2	22.37	76	22.37
30.27 - 49.45	38	2.8	40.10	38	40.10
2.08 - 49.45	3,528	1.8	10.50	2,704	11.59

Restricted Stock Awards

The Company's stock incentive plans also provide for awards of restricted shares of common stock and other stock-based incentive awards and from time to time the Company has used restricted stock awards for incentive or retention purposes. Restricted stock awards have time-based vesting and/or performance conditions and are generally subject to forfeiture if employment terminates prior to the end of the service period or if the prescribed performance criteria are not met. Restricted stock awards are valued at the grant date based upon the market price of the Company's common stock and the fair value of each award is charged to expense over the service period.

Restricted stock grants, adjusted for our one-for-five stock split which occurred on June 30, 2008, totaled 772,000 shares (2008), 556,000 shares (2007) and 833,000 shares (2006). Many of the Company's restricted stock awards are intended to provide performance emphasis and incentive compensation through vesting tied to each employee's performance against individual goals, as well as to improvements in the Company's operating performance. The actual amounts of expense will depend on the number of awards that ultimately vest upon the satisfaction of the related performance and service conditions.

The fair value of each award is charged to expense over the service period. The actual amounts of expense will depend on the number of awards that ultimately vest upon the satisfaction of the related performance and service conditions. The following table summarizes restricted stock award activity (shares in thousands and adjusted to reflect our June 30, 2008 one-for-five reverse stock split):

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at September 29, 2006	735	$12.70
Granted	556	9.55
Vested	(531)	11.55
Forfeited	(122)	12.20
Nonvested shares at September 28, 2007	638	$10.85
Granted	772	4.49
Vested	(594)	7.64
Forfeited	(134)	8.87
Nonvested shares at October 3, 2008	682	$ 6.69

The total fair value of shares vested during the year ended October 3, 2008 was $3.4 million. As of October 3, 2008, there was unrecognized compensation expense of $2.0 million related to unvested restricted stock awards, which the Company expects to recognize over a weighted-average period of 0.9 years.

11. Employee Benefit Plans

The Company sponsors a 401(k) retirement savings plan for its eligible employees. The Company matches a portion of employee contributions and can fund the matching contribution in shares of its common stock or in cash. In fiscal 2008, the Company issued 70,000 shares (adjusted to reflect our June 30, 2008 one-for five reverse stock split) and contributed $914,000 in cash to fund the matching contributions. In fiscal 2007 and fiscal 2006, the Company issued 122,000 shares, and 66,000 shares, respectively, of its common stock (adjusted to reflect our June 30, 2008 one-for-five reverse stock split) to fund the matching contributions. The Company recognized expenses under the retirement savings plans, of $1.4 million (2008), $1.2 million (2007), and $0.8 million (2006).

12. Special Charges

Special charges consist of the following (in thousands):

	2008	2007	2006
Restructuring charges	$211	$4,724	$2,550

Mindspeed Restructuring Plans — In fiscal 2006 and 2007, the Company implemented a number of cost reduction initiatives to improve its operating cost structure. The cost reduction initiatives included workforce reductions, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for the senior management team.

Activity and liability balances related to the Mindspeed restructuring plans through October 3, 2008 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Restructuring balance, September 29, 2006	$ 953	$ 714	$ 1,667
Charged to costs and expenses	2,191	2,533	4,724
Non cash charges	(61)	—	(61)
Cash payments	(2,851)	(1,995)	(4,846)
Restructuring balance, September 28, 2007	232	1,252	1,484
Charged to costs and expenses	(40)	251	211
Non cash charges	—	(71)	(71)
Cash payments	(186)	(1,430)	(1,616)
Restructuring balance, October 3, 2008	$ 6	$ 2	$ 8

13. Related Party Transactions

The Company leases its headquarters and principal design center in Newport Beach, California from Conexant. For the years ended October 3, 2008, September 28, 2007, and September 29, 2006, rent and operating expenses paid to Conexant were $6.5 million, $6.6 million, and $6.5 million, respectively.

The Company made no sales to Conexant during the years ended October 3, 2008, September 28, 2007 and September 29, 2006. At October 3, 2008, the Company had a liability to Conexant of $185,000 associated with the rental of our facility. The Company had no liability to Conexant at September 28, 2007 and September 29, 2006.

14. Segment and Other Information

The Company operates a single business segment which designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Revenues by product line are as follows (in thousands):

	2008	2007	2006
Multiservice access DSP products	$ 55,752	$ 36,340	$ 37,404
High-performance analog products	41,900	37,482	42,742
WAN communications products	63,047	53,983	55,773
	$160,699	$127,805	$135,919

Revenues by geographic area are presented based upon the country of destination. Revenues by geographic area are as follows (in thousands):

	2008	2007	2006
United States	$ 51,775	$ 39,036	$ 41,151
Other Americas	6,317	7,197	4,510
Total Americas	58,092	46,233	45,661
Malaysia	7,097	8,841	16,999
Taiwan	5,803	6,937	7,088
China	49,574	35,343	35,501
Japan	8,040	7,411	7,376
Other Asia-Pacific	11,999	8,576	6,754
Total Asia-Pacific	82,513	67,108	73,718
Europe, Middle East and Africa	20,094	14,464	16,540
	$160,699	$127,805	$135,919

No other foreign country represented 10% or more of net revenues for any of the periods presented. The Company believes a substantial portion of the products sold to original equipment manufacturers (OEMs) and third-party manufacturing service providers in the Asia-Pacific region are ultimately shipped to end-markets in the Americas and Europe.

Long-lived assets consist of property, plant and equipment, license agreements, goodwill and intangible assets and other long-term assets. Long-lived assets by geographic area at fiscal year-ends are as follows (in thousands):

	2008	2007
United States	$18,912	$19,074
Europe, Middle East and Africa	1,237	1,262
Asia-Pacific	2,175	2,233
	$22,324	$22,569

15. Asset Acquisition

On September 25, 2007, the Company, through its wholly-owned subsidiary, Mindspeed Development Sub, Inc. (Buyer), completed its acquisition of certain assets of Ample Communications, Inc. (Ample), pursuant to an Asset Purchase Agreement, dated as of September 4, 2007, between Buyer and Silicon Valley Bank as agent for itself and Gold Hill Lending Group 03, LP (Seller).

Pursuant to the terms of the Asset Purchase Agreement, the Company paid $4.6 million for certain of Ample's assets, including intellectual property, inventory, accounts receivable, backlog and certain contract rights. During the time between signing and closing, the Company advanced certain funds to Seller solely to enable Seller and its representatives to service and maintain the assets to be purchased. The preliminary purchase price was as follows (in thousands):

Total cash consideration	$5,401
Acquisition related transaction costs	667
Less cash acquired	20
Total preliminary purchase price	$6,048

Acquisition related transaction costs include Mindspeed's estimate of legal and accounting fees and other external costs directly related to the transaction.

Net assets acquired consist of the following:

Inventories, net	$ 359
Accounts receivable	5
Certain identified fixed assets	160
Intangible assets	3,200
Goodwill	2,324
Total assets acquired	$6,048

During fiscal 2008, the Company recorded purchase accounting adjustments related to additional transaction costs, additional cash and accounts receivable received as well as a decrease in the value of fixed assets received. Accordingly, the balance of goodwill has changed as follows (in thousands):

	September 28, 2007	Purchase Price Adjustments	October 3, 2008
Goodwill	$2,324	$105	$2,429

Identifiable intangible assets consist of the following (in thousands):

	Estimated Fair Value	Estimated Average Remaining Useful Life
Backlog	$ 100	3 months
Developed technology	3,100	5 years
Total intangible assets	$3,200	

16. Subsequent Events

During October 2008, the Company repurchased $20.5 million aggregate principal amount of its 3.75 percent Convertible Senior Notes due in November 2009, for cash of $17.3 million. The repurchases occurred in two separate transactions on October 16 and October 23, 2008.

In addition, in the first quarter of fiscal 2009, the Company announced a restructuring plan. The Company anticipates incurring special charges of between $2.7 and $3.2 million dollars during the first and second quarters of fiscal 2009, primarily associated with severance costs for affected employees. When these restructuring actions are completed, the Company estimates it will achieve annualized savings of between $4.6 and $5.1 million dollars.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mindspeed Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Mindspeed Technologies, Inc. and subsidiaries (the "Company") as of October 3, 2008 and September 28, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 3, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a) (2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at October 3, 2008 and September 28, 2007, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 4 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,* in fiscal 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 3, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 15, 2008, expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Costa Mesa, CA
December 15, 2008

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 3, 2008. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within required time periods. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of October 3, 2008, these disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements and that receipts and expenditures of company assets are made in accordance with management authorization; and (iii) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

There were no changes in our internal control over financial reporting during the fiscal quarter ended October 3, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, management concluded that the company's internal control over financial reporting was effective as of October 3, 2008. The Company's effectiveness of internal control over financial reporting as of October 3, 2008 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and Deloitte & Touche has issued a report on the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mindspeed Technologies, Inc.:

We have audited the internal control over financial reporting of Mindspeed Technologies, Inc. and subsidiaries (the "Company") as of October 3, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 3, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended October 3, 2008, of the Company and our report dated December 15, 2008, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, in fiscal 2008.

DELOITTE & TOUCHE LLP

Costa Mesa, CA
December 15, 2008

Item 9B. *Other Information*

The following disclosure would otherwise be filed on Form 8-K under the heading "Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers."

On December 11, 2008, we entered into a special bonus letter agreement with Raouf Y. Halim, our chief executive officer and a director of our company. Pursuant to the letter agreement, Mr. Halim received a special cash bonus of $600,000. Mr. Halim will be deemed to earn 25% of the special bonus for each quarter of continuous service to our company. Any unearned portion of the special bonus must be repaid to us if Mr. Halim voluntarily leaves the company or is terminated for cause on or prior to the first anniversary date of the letter agreement. In the event of a change of control (as defined in the employment agreement we entered into with Mr. Halim), 100% of the special bonus shall be deemed earned. The description of the letter agreement is qualified in its entirety by the full text of the letter agreement filed herewith as Exhibit 10.37 and incorporated herein by reference.

PART III

Certain information required by Part III is omitted from this Annual Report and is incorporated herein by reference to the Company's definitive Proxy Statement for the 2009 Annual Meeting of Stockholders (the Proxy Statement) to be filed with the SEC.

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item is incorporated herein by reference from the sections entitled "Board of Directors — Election of Directors," "Executive Officers," "Board Governance Matters" and "Other Matters — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

We have adopted a code of ethics entitled "Code of Business Conduct and Ethics," that applies to all employees, including our executive officers and directors. A copy of the Code of Business Conduct and Ethics is posted on our website *(www.mindspeed.com)*. In addition, we will provide to any person without charge a copy of the Code of Business Conduct and Ethics upon written request to our secretary at the address above. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions granted to executive officers and directors, on our web site within four business days following the date of such amendment or waivers.

Item 11. *Executive Compensation*

The information required by this Item is incorporated herein by reference to the sections entitled "Executive Officer and Director Compensation," "Board of Directors — Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated herein by reference to the sections entitled "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to the sections entitled "Certain Relationships and Related Transactions" and "Board Governance Matters" in the Proxy Statement.

Item 14. *Principal Accounting Fees and Services*

The information required by this Item is incorporated herein by reference to the section entitled "Principal Accounting Fees and Services" in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Financial Statements*

The following consolidated financial statements of the Company for the three fiscal years ended October 3, 2008 are included herewith:

Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows, Consolidated Statements of Stockholders' Equity and Comprehensive Loss, Notes to Consolidated Financial Statements, and Report of Independent Registered Public Accounting Firm

(2) *Supplemental Schedules*

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the consolidated financial statements or notes thereto.

(3) *Exhibits*

2.1 Asset Purchase Agreement, dated as of September 4, 2007, by and between Silicon Valley Bank, as agent for itself and Gold Hill Lending Group 03, LP and Mindspeed Development Sub, Inc., filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated September 25, 2007, is incorporated herein by reference.

3.1 Restated Certificate of Incorporation of the Registrant, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-106146), is incorporated herein by reference.

3.2 Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated July 1, 2008, is incorporated herein by reference.

3.3 Amended and Restated Bylaws of the Registrant, filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, is incorporated herein by reference.

4.1 Specimen certificate for the Registrant's Common Stock, par value $.01 per share, filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008, is incorporated herein by reference.

4.2 Rights Agreement dated as of June 26, 2003, by and between the Registrant and Mellon Investor Services LLC, as Rights Agent, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

4.3 First Amendment to Rights Agreement, dated as of December 6, 2004, by and between the Registrant and Mellon Investor Services LLC, filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

4.4 Second Amendment to Rights Agreement, dated as of June 16, 2008, by and between the Registrant and Mellon Investor Services LLC, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated June 11, 2008, is incorporated herein by reference.

4.5 Common Stock Purchase Warrant dated June 27, 2003, filed as Exhibit 4.5 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109523), is incorporated herein by reference.

4.6 Registration Rights Agreement dated as of June 27, 2003, by and between the Registrant and Conexant Systems, Inc., filed as Exhibit 4.6 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109523), is incorporated herein by reference.

4.7 Indenture, dated as of December 8, 2004, between the Registrant and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

4.8 Form of 3.75% Convertible Senior Notes due 2009, attached as Exhibit A to the Indenture (Exhibit 4.7 hereto), is incorporated herein by reference.

4.9 Indenture, dated as of August 1, 2008, between the Registrant and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated August 4, 2008, is incorporated herein by reference.

4.10 Form of 6.50% Convertible Senior Notes due 2013, attached as Exhibit A to the Indenture (Exhibit 4.9 hereto), is incorporated herein by reference.

10.1 Distribution Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.2 Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.3 Amendment No. 1 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated January 13, 2005, filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, is incorporated herein by reference.

10.4 Amendment No. 2 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated July 1, 2005, filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, is incorporated herein by reference.

10.5 Amendment No. 3 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated January 9, 2006, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005, is incorporated herein by reference.

10.6 Tax Allocation Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.3 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.7 Amended and Restated Sublease, dated March 24, 2005, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2005, is incorporated herein by reference.

10.8 Form of Exchange Agreement, dated as of July 30, 2008, by and between the Company and the holders of the Registrant's 6.50% Convertible Senior Notes due 2013, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 4, 2008, is incorporated herein by reference.

*10.9 Form of Employment Agreement of the Registrant.

*10.10 Schedule identifying parties to and terms of agreements with the Registrant substantially identical to the form of Employment Agreement filed as Exhibit 10.9 hereto.

*10.11 Form of Indemnification Agreement entered into between the Registrant and the Chief Executive Officer, Chief Financial Officer and each of the directors of the Registrant, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2005, is incorporated herein by reference.

*10.12 Mindspeed Technologies, Inc. 2003 Employee Stock Purchase Plan, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference.

*10.13 Mindspeed Technologies, Inc. 2003 Non-Qualified Employee Stock Purchase Plan, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference.

*10.14 Mindspeed Technologies, Inc. 2003 Stock Option Plan, as amended and restated, filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008, is incorporated herein by reference.

*10.15 Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, as amended and restated, filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008, is incorporated herein by reference.

*10.16 Form of Stock Option Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference.

*10.17 Stock Option Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference.

*10.18 Form of Restricted Stock Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference.

*10.19 Restricted Stock Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2004, is incorporated herein by reference.

*10.20 Form of Restricted Stock Unit Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan.

*10.21 Restricted Stock Unit Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan.

*10.22 Mindspeed Technologies, Inc. Directors Stock Plan, as amended and restated, filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008, is incorporated herein by reference.

*10.23 Form of Stock Option Award under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference.

*10.24 Stock Option Terms and Conditions under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference.

*10.25 Form of Restricted Shares Award under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, is incorporated herein by reference.

*10.26 Restricted Shares Terms and Conditions under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, is incorporated herein by reference.

*10.27 Form of Restricted Stock Unit Award under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated April 11, 2008, is incorporated herein by reference.

*10.28 Restricted Stock Unit Terms and Conditions under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated April 11, 2008, is incorporated herein by reference.

*10.29 Mindspeed Technologies, Inc. Retirement Savings Plan, filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference.

*10.30 Mindspeed Technologies, Inc. Deferred Compensation Plan, as amended and restated.

*10.31 Agreement, dated January 31, 2007, by and between Bradley W. Yates and the Registrant, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2006, is incorporated herein by reference.

*10.32 Confidential Severance and General Release Agreement, effective as of October 10, 2008, by and between Thomas Stites and the Registrant.

*10.33 Summary of Director Compensation Arrangements.

*10.34 Non-Qualified Stock Option Award Agreement, dated July 25, 2008 by and between the Registrant and Bret W. Johnsen, filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008, is incorporated herein by reference.

*10.35 Summary of Cash Bonus Arrangement, filed as Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008, is incorporated herein by reference.

*10.36 Letter Agreement, dated as of November 27, 2008, entered into between the Registrant and the Chief Executive Officer of the Registrant, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 29, 2007, is incorporated herein by reference.

*10.37	Letter Agreement, dated as of December 11, 2008, entered into between the Registrant and the Chief Executive Officer of the Registrant.
*10.38	Letter Agreement, dated as of November 23, 2007, entered into between the Registrant and Simon Biddiscombe, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated November 29, 2007, is incorporated herein by reference.
*10.39	Amendment to Letter Agreement, dated as of April 15, 2008, entered into between the Registrant and Simon Biddiscombe, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2008, is incorporated herein by reference.
10.40	Loan and Security Agreement, dated as of September 30, 2008, by and between the Registrant and Silicon Valley Bank, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated October 6, 2008, is incorporated herein by reference.
12.1	Statement re: Computation of Ratios.
21	List of subsidiaries of the Registrant.
23	Consent of independent registered public accounting firm.
24	Power of attorney, authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Registrant.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

\+ Certain confidential portions of this exhibit have been omitted pursuant to a grant of confidential treatment. Omitted portions have been filed separately with the SEC.

(b) *Exhibits*

See subsection (a) (3) above.

(c) *Financial Statement Schedules*

The financial statement schedule for Mindspeed Technologies, Inc. is set forth in (a) (2) of Item 15 above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on this 15th day of December, 2008.

MINDSPEED TECHNOLOGIES, INC.

By: /s/ RAOUF Y. HALIM
Raouf Y. Halim
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed on the 15th day of December, 2008, by the following persons on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ RAOUF Y. HALIM Raouf Y. Halim	Chief Executive Officer and Director (Principal Executive Officer)
/s/ BRET W. JOHNSEN Bret W. Johnsen	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ DWIGHT W. DECKER* Dwight W. Decker	Chairman of the Board of Directors
/s/ DONALD H. GIPS* Donald H. Gips	Director
/s/ MICHAEL T. HAYASHI* Michael T. Hayashi*	Director
/s/ MING LOUIE* Ming Louie	Director
/s/ THOMAS A. MADDEN* Thomas A. Madden	Director
/s/ JERRE L. STEAD* Jerre L. Stead*	Director

*By: /s/ RAOUF Y. HALIM
Raouf Y. Halim,
Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 24 hereto.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Year
		(In thousands)		
Year ended October 3, 2008:				
Allowance for doubtful accounts	$ 353	$(11)	$ —	$ 342
Reserve for sales returns and allowances	1,589	460	(494)	1,555
Year ended September 28, 2007:				
Allowance for doubtful accounts	$ 447	$(94)	$ —	$ 353
Reserve for sales returns and allowances	1,165	780	(356)	1,589
Year ended September 29, 2006:				
Allowance for doubtful accounts	$ 462	$(15)	$ —	$ 447
Reserve for sales returns and allowances	1,356	149	(340)	1,165

(1) Deductions in the allowance for doubtful accounts reflect amounts written off.

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raouf Y. Halim, Chief Executive Officer of Mindspeed Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mindspeed Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Dated: December 15, 2008

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bret W. Johnsen, Senior Vice President, Chief Financial Officer and Treasurer of Mindspeed Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mindspeed Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BRET W. JOHNSEN

Bret W. Johnsen
Senior Vice President, Chief Financial Officer
and Treasurer

Dated: December 15, 2008

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mindspeed Technologies, Inc. (the "Company") on Form 10-K for the year ended October 3, 2008, as filed with the Securities and Exchange Commission (the "Report"), I, Raouf Y. Halim, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Dated: December 15, 2008

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mindspeed Technologies, Inc. (the "Company") on Form 10-K for the year ended October 3, 2008, as filed with the Securities and Exchange Commission (the "Report"), I, Bret W. Johnsen, Senior Vice President, Chief Financial Officer and Treasurer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ BRET W. JOHNSEN

Bret W. Johnsen
Senior Vice President, Chief Financial Officer
and Treasurer

Dated: December 15, 2008

Corporate Information

Board of Directors

Dwight W. Decker (Chairman)
Director and Retired Chairman of the Board and Chief Executive Officer,
Conexant Systems, Inc.

Raouf Y. Halim
Chief Executive Officer and Director,
Mindspeed Technologies, Inc.

Michael T. Hayashi
Executive Vice President,
Time Warner Cable, Inc.

Ming Louie
Co-Founder and Managing Director,
Mobile Radius, Inc.

Thomas A. Madden
Retired Executive Vice President and Chief Financial Officer,
Ingram Micro Inc.

Jerre L. Stead
Executive Chairman of the Board and Chief Executive Officer,
IHS, Inc.

Stockholder Services

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

or

480 Washington Boulevard
Jersey City, NJ 07310-1900

1-800-853-4954
1-201-680-6578 International
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Costa Mesa, California

Executive Officers

Raouf Y. Halim
Chief Executive Officer

Bret W. Johnsen
Senior Vice President,
Chief Financial Officer and Treasurer

Najabat H. Bajwa
Senior Vice President and General Manager,
Lightspeed Connectivity Solutions

Kurt F. Busch
Senior Vice President and General Manager,
High-Performance Analog

Jing Cao
Senior Vice President, Operations

Ron Cates
Senior Vice President and General Manager,
Wide Area Networking

Gerald J. Hamilton
Senior Vice President, Worldwide Sales

Anil S. Mankar
Senior Vice President, VLSI Engineering

Thomas J. Medrek
Senior Vice President and General Manager,
Multiservice Access

Thomas O. Morton
Senior Vice President, Human Resources

Preetinder S. Virk
Senior Vice President and General Manager,
Enterprise and Customer Premise Equipment

END